As filed with the Securities and Exchange Commission on February 11, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MICROCHIP TECHNOLOGY INCORPORATED

(Exact name of Registrant as specified in its charter)

Delaware	3674	86-0629024
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2355 West Chandler Boulevard

Chandler, Arizona 85224

(480) 792-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steve Sanghi

President and Chief Executive Officer

Microchip Technology Incorporated

2355 West Chandler Boulevard

Chandler, Arizona 85224

(480) 792-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Ishii, Esq. J. Robert Suffoletta, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street – Suite 3300 San Francisco, CA 94105 (415) 947-2000	Scott Wornow, Esq. Senior Vice President and Chief Legal Officer Atmel Corporation 1600 Technology Drive San Jose, California 95110 (408) 441-0311	Khoa D. Do, Esq. Daniel R. Mitz, Esq. Kevin B. Espinola, Esq. Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective and upon completion of the Merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)(4)
Common Stock, par value $0.001 per share	13,000,000		$479,224,520.25	$48,257.91

(1)	Represents the maximum number of shares of Microchip Technology Incorporated (“Microchip”) common stock (“Microchip common stock”) to be issuable upon consummation of the merger described herein (the “Merger”).
(2)	Pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is an amount equal to (a) $3,674,054,655.25, calculated as the product of (i) 456,404,305 shares of common stock, par value $.001 per share (“Atmel common stock”), of Atmel Corporation (“Atmel”) that may be canceled in the Merger and exchanged for shares of Microchip common stock (calculated as the sum of (X) 421,332,253, the aggregate number of shares of Atmel common stock outstanding as of January 31, 2016, (Y) 17,769,032, the aggregate number of shares of Atmel common stock issuable pursuant to the exercise or settlement of Atmel options and restricted stock units, outstanding on January 31, 2016 that are or may become issuable upon exercise or settlement, as the case may be, prior to completion of the Merger, and (Z) 17,303,020, the aggregate number of shares of Atmel common stock that would be issued by Atmel under its Employee Stock Purchase Plan if all shares available for purchase are purchased), and (ii) $8.05, the average of the high and low trading prices of the Atmel common stock on February 5, 2016, minus (b) $3,194,830,135, the estimated aggregate amount of cash to be paid by Microchip to Atmel stockholders in the Merger, calculated as a product of (i) 456,404,305 shares of Atmel common stock, the estimated maximum number of shares of Atmel common stock that may be canceled in the merger and exchanged for Microchip common stock (calculated as shown in subsection (a) above), and (ii) $7.00, the cash portion of the merger consideration.
(3)	Calculated pursuant to Rule 457 of the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001007.
(4)	In accordance with Rule 457(p) under the Securities Act, the filing fee paid in connection with this registration statement is being offset partially against $32,380.75 of unused registration fee paid with respect to 5,687,020 shares of Common Stock of Microchip remaining unsold under the Registration Statement on Form S-4 (File No. 333-204463) filed by Microchip on May 27, 2015. As a result, the filing fee due in connection with this filing is $15,877.15.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS—SUBJECT TO COMPLETION,

DATED FEBRUARY 11, 2016

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Atmel Stockholders:

Microchip Technology Incorporated (“Microchip”) and Atmel Corporation (“Atmel”) have entered into an Agreement and Plan of Merger, dated as of January 19, 2016 (the “Merger Agreement”), pursuant to which Microchip will acquire Atmel in a merger transaction (the “Merger”). If the Merger is completed, Atmel stockholders will receive, in exchange for each outstanding share of Atmel common stock owned immediately prior to the Merger (except for such shares held by Microchip, Atmel or their respective subsidiaries and except for dissenting shares) (1) $7.00 in cash without interest (the “Cash Consideration”), (2) $1.15 in Microchip common stock (valued at the average closing price for a share of Microchip common stock for the ten most recent trading days ending on the last trading day prior to the closing of the Merger (the “Closing”)), subject to the conditions and restrictions set forth in the Merger Agreement (the “Stock Consideration”), and (3) cash in lieu of fractional shares of Microchip common stock as contemplated by the Merger Agreement (together, the “Merger Consideration”). The maximum number of shares of Microchip common stock that will be issued in connection with the Merger is 13.0 million shares. To the extent that the number of shares of Microchip common stock issuable in the Merger would exceed 13.0 million shares, the Cash Consideration will be increased such that the value of the combined Cash Consideration and Stock Consideration will remain at $8.15 per share (based upon the average price described in the previous sentence) (any such increase, the “Supplemental Cash Consideration”).

Based on the number of shares of Atmel common stock outstanding as of January 31, 2016, and the number of shares of Microchip common stock outstanding as of January 31, 2016, and assuming a ten-trading day average closing price of $43.17 (calculated based on the closing prices for the ten trading days ended on February 8, 2016, the most recent practicable range of trading days prior to the date of this proxy statement/prospectus), it is expected that, immediately after completion of the Merger, former Atmel stockholders will receive shares of Microchip common stock in the Merger representing approximately 5.23% of the outstanding shares of Microchip common stock. The shares of Microchip common stock are traded, and following the Merger will continue to be traded, on The NASDAQ Stock Market (“NASDAQ”) under the symbol “MCHP.”

The Merger Consideration represents a premium to Atmel stockholders of approximately 12% over Atmel’s closing stock price on September 18, 2015 (the last trading day before Atmel announced it had entered into a merger agreement with Dialog Semiconductor plc (“Dialog”), which merger agreement was subsequently terminated by Atmel) and approximately 9% over Atmel’s closing stock price on May 5, 2015, the day prior to the public announcement that Atmel’s President and Chief Executive Officer, Steven Laub, had informed the Atmel Board that he intended to retire as an officer and director of Atmel.

Atmel will hold a special meeting of its stockholders to vote on matters related to the proposed Merger. The special meeting will be held on [●], 2016, at 8:00 a.m., local time, at Atmel’s headquarters located at 1600 Technology Drive, San Jose, California 95110. At the special meeting, Atmel stockholders will be asked to adopt the Merger Agreement. In addition, Atmel stockholders will be asked to approve, on a non-binding, advisory basis, the compensation payments that will or may be made to Atmel’s named executive officers in connection with the Merger and to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement.

The exchange of the Merger Consideration for Atmel common stock in the Merger is expected to be a taxable transaction to Atmel stockholders for U.S. federal income tax purposes and may also be taxable under state, local and non-U.S. income and other tax laws. We encourage Atmel stockholders to carefully review the information under the heading “Material U.S. Federal Income Tax Consequences” of this proxy statement/prospectus for a description of certain U.S. tax consequences of the Merger.

We cannot complete the Merger without the adoption of the Merger Agreement by Atmel stockholders. It is important that your shares be represented and voted regardless of the size of your holdings. A failure to vote will have the same effect as a vote “AGAINST” the adoption of the Merger Agreement. Whether or not you plan to attend the special meeting, we urge you to submit a proxy to have your shares voted in advance of the special meeting by using one of the methods described in the accompanying proxy statement/prospectus.

The board of directors of Atmel (the “Atmel Board”) recommends that Atmel stockholders vote:

1.	“FOR” the adoption of the Merger Agreement;

2.	“FOR” the approval, on a non-binding, advisory basis, of the compensation payments that will or may be made to Atmel’s named executive officers in connection with the Merger; and

3,	“FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement.

The accompanying proxy statement/prospectus provides important information regarding the special meeting and a detailed description of the Merger Agreement, the Merger and the matters to be presented at the special meeting. We urge you to read the accompanying proxy statement/prospectus carefully and in its entirety. Please pay particular attention to the section entitled “Risk Factors” beginning on page 32 of the accompanying proxy statement/prospectus.

We look forward to seeing you at the special meeting and thank you for your continued support of, and interest in, Atmel.

Sincerely,

Steven Laub

President and Chief Executive Officer

[●], 2016

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the securities to be issued in connection with the Merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated February [●], 2016 and is first being mailed to Atmel stockholders on or about [●], 2016.

ATMEL CORPORATION

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Date:	[●], 2016

Time:	8:00 a.m., local time

Place:	1600 Technology Drive, San Jose, California 95110

Items of Business:	1.	Merger Proposal: To vote on a proposal (the “Merger Proposal”) to adopt the Agreement and Plan of Merger, dated as of January 19, 2016 (the “Merger Agreement”), among Atmel Corporation (“Atmel”), Microchip Technology Incorporated, a Delaware corporation (“Microchip”), and Hero Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Microchip (“Merger Sub”), which provides for the merger of Merger Sub with and into Atmel, with Atmel surviving the merger as an indirect wholly owned subsidiary of Microchip (the “Merger”).

	2.	Non-Binding, Advisory Approval of Compensation Payments. To vote on a proposal (the “Compensation Proposal”) to approve, on a non-binding, advisory basis, the compensation payments that will or may be made to Atmel’s named executive officers in connection with the Merger.

	3.	Adjournment of the Special Meeting. To vote on a proposal (the “Adjournment Proposal”) to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Proposal.

Atmel will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

Record Date:	Only Atmel stockholders of record at the close of business on [●], 2016 (the “Record Date”) may vote at the special meeting or at any postponement or adjournment of the meeting.

Recommendations of the Atmel Board of Directors:	The Atmel Board of Directors recommends that Atmel stockholders vote “FOR” the Merger Proposal; “FOR” the Compensation Proposal; and “FOR” the Adjournment Proposal.

Please carefully read the accompanying proxy statement/prospectus, which describes the matters to be voted upon at the special meeting and how to vote your shares. Your vote is very important. To ensure your representation at the special meeting, please promptly complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet.

BY ORDER OF THE BOARD OF DIRECTORS

Steven Laub

President and Chief Executive Officer

This Notice of Special Meeting of Stockholders is being distributed and made available on or about [●], 2016

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Microchip and Atmel from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Microchip Technology Incorporated 2355 West Chandler Boulevard Chandler, Arizona 85224 Telephone: (480) 792-7200 Attn: Investor Relations	Atmel Corporation 1600 Technology Drive San Jose, California 95110 Telephone: (408) 441-0311

or

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Shareholders call toll-free: (888) 750-5834 Banks and brokers call collect: (212) 750-5833

Investors may also consult Microchip’s and Atmel’s websites for more information concerning the Merger described in this proxy statement/prospectus. Microchip’s website is www.microchip.com and Atmel’s website is www.atmel.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

In addition, if you have questions about the Merger, the special meeting, or the proposals to be considered at the special meeting, need additional copies of this document and the annexes to this document, or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Atmel’s proxy solicitor, Innisfree M&A Incorporated, at the address and telephone number set forth above.

If you would like to request any documents, please do so by [●], 2016 in order to receive them before the special meeting.

For more information, please see the section entitled “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the United States Securities and Exchange Commission (the “SEC”) by Microchip, constitutes a prospectus of Microchip under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Microchip common stock to be issued pursuant to the Merger. This proxy statement/prospectus also constitutes a proxy statement for Atmel under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. Microchip and Atmel take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you and, if given, such information must not be relied on as having been authorized. This proxy statement/prospectus is dated February [●], 2016. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither our mailing of this proxy statement/prospectus to Atmel stockholders nor the issuance by Microchip of shares of Microchip common stock in connection with the Merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding Microchip has been provided by Microchip and information contained in this proxy statement/prospectus regarding Atmel has been provided by Atmel.

All references in this proxy statement/prospectus to “Microchip” refer to Microchip Technology Incorporated, a Delaware corporation, and its consolidated subsidiaries, unless the context requires otherwise; all references in this proxy statement/prospectus to “Atmel” refer to Atmel Corporation, a Delaware corporation, and its consolidated subsidiaries, unless the context requires otherwise; all references to “Merger Sub” refer to Hero Acquisition Corporation, a Delaware corporation and indirect wholly owned subsidiary of Microchip formed for the sole purpose of effecting the Merger; unless otherwise indicated or as the context requires, all references in this proxy statement/prospectus to “we,” “our” and “us” refer to Microchip and Atmel, collectively; unless otherwise indicated or as the context requires, all references to the “Merger Agreement” refer to the Agreement and Plan of Merger dated as of January 19, 2016 by and among Microchip, Merger Sub and Atmel, a copy of which is included as Annex A to this proxy statement/prospectus. All summaries of, and references to, the agreement governing the terms of the transactions described in this proxy statement/prospectus are qualified by the full copy of and complete text of such agreement in the form attached hereto as an annex. Also, in this proxy statement/prospectus, “$” refers to U.S. dollars.

Atmel stockholders should not construe the contents of this proxy statement/prospectus as legal, tax or financial advice. Atmel stockholders should consult with their own legal, tax, financial or other professional advisors.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Atmel Corporation (“Atmel”) may have regarding the Merger and the other matters being considered at the special meeting and the answers to those questions. Microchip Technology Incorporated (“Microchip”) and Atmel urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger and the other matters being considered at the special meeting. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this proxy statement/prospectus.

General Questions and Answers about the Merger

Q:	What is the proposed transaction on which I am being asked to vote?

A:	You are being asked to vote to adopt the Agreement and Plan of Merger, dated as of January 19, 2016 (the “Merger Agreement”), entered into by and among Microchip, Hero Acquisition Corporation, an indirect wholly owned subsidiary of Microchip (“Merger Sub”), and Atmel. A copy of the Merger Agreement is included as Annex A to this proxy statement/prospectus. Pursuant to the Merger Agreement, Merger Sub will merge with and into Atmel, with Atmel surviving the merger as an indirect wholly owned subsidiary of Microchip (the “Merger”).

The Merger cannot be completed unless, among other things, holders of a majority of the shares of the outstanding Atmel common stock as of the Record Date (as defined below) for the special meeting of Atmel stockholders (the “special meeting”) vote to adopt the Merger Agreement. See the section entitled “The Merger Agreement—Conditions to Closing” beginning on page 117 of this proxy statement/prospectus for more information.

Atmel stockholders will also be asked to approve the Adjournment Proposal and the Compensation Proposal, both as defined below in the section entitled “—What are the proposals on which the Atmel stockholders are being asked to vote?”

Q:	Why am I receiving this proxy statement/prospectus?

A:	This proxy statement/prospectus contains important information about the Merger and the other proposals being voted on at the special meeting, and you should read it carefully. It is a proxy statement because the Atmel Board of Directors (the “Atmel Board”) is soliciting proxies from its stockholders. It is a prospectus because Microchip will issue shares of Microchip common stock in connection with the Merger. The enclosed materials allow you to have your shares voted by proxy without attending the special meeting in person. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	What will Atmel stockholders receive for their shares of common stock in the Merger?

A:

If the Merger is completed, Atmel stockholders will be entitled to receive, in exchange for each share of Atmel common stock they hold at the Effective Time (as defined below) of the Merger, Merger Consideration (as defined below) equal to $8.15 per share, subject to adjustment in certain cases as further discussed under “The Merger Agreement—The Merger” beginning on page 99 of this proxy statement/prospectus. Atmel stockholders will have the right to receive (1) $7.00 in cash without interest (the “Cash Consideration”), (2) $1.15 in Microchip common stock (valued at the average closing price for a share of Microchip common stock for the ten most recent trading days ending on the last trading day prior to the closing of the Merger (the “Closing”)), subject to the conditions and restrictions set forth in the Merger Agreement (the “Stock Consideration”), and (3) cash in lieu of fractional shares of Microchip common stock as contemplated by the Merger Agreement (together, the “Merger Consideration”). The maximum number of shares of Microchip common stock that will be issued in connection with the Merger is 13.0 million shares, and to the extent that the number of shares of Microchip common stock issuable in the

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Merger would exceed 13.0 million shares, the Cash Consideration per share of Atmel common stock will be increased such that the value of the combined Cash Consideration and Stock Consideration will remain at $8.15 per share (based upon the average price described in the previous sentence) (any such increase, the “Supplemental Cash Consideration”).

Q:	After the Merger, how much of Microchip will Atmel stockholders own?

A:	Based on the number of shares of Atmel common stock outstanding as of January 31, 2016, and the number of shares of Microchip common stock outstanding as of January 31, 2016, and assuming a ten-trading day average closing price of $43.17 (calculated based on the closing prices for the ten trading days ended on February 8, 2016, the most recent practicable range of trading days prior to the date of this proxy statement/prospectus), it is expected that, immediately after completion of the Merger, former Atmel stockholders will receive shares of Microchip common stock in the Merger representing approximately 5.23% of the outstanding shares of Microchip common stock.

Q:	Will Atmel stockholders be able to trade the shares of Microchip common stock that they receive in the transaction?

A:	Yes. Shares of Microchip common stock are listed on NASDAQ under the symbol “MCHP.” Shares of Microchip common stock received in exchange for shares of Atmel common stock in the Merger will be freely transferable under U.S. federal securities laws.

Q:	What will I receive in the Merger in exchange for my equity awards?

A:	Immediately prior to the Effective Time, each outstanding option to purchase shares of Atmel common stock (each, an “Atmel Option”), whether vested or not, will accelerate and become vested and exercisable in full. To the extent that such Atmel Options are not exercised voluntarily by the date immediately preceding the Effective Time, such Atmel Options will be automatically “net-exercised” (with the exercise price and applicable withholding taxes paid by withholding Atmel common stock otherwise issuable to such option holder). Upon such exercise, the former holder of the Atmel Option will be issued the net number of shares of Atmel common stock resulting from the “net exercise,” and such stockholder will thereafter be entitled to receive the Merger Consideration in respect of these shares of Atmel common stock. Any Atmel Option with an exercise price greater than the Merger Consideration will be cancelled at the Effective Time for no consideration. No former Atmel Options will remain outstanding following the consummation of the Merger.

Each outstanding restricted stock unit, deferred stock unit, performance-based restricted stock unit or similar right with respect to Atmel common stock (including “performance share awards” denominated in restricted stock units) (each, an “Atmel Unit”) that is held by an individual who will continue in service with Microchip at the Effective Time will be assumed by Microchip and converted into equivalent awards in respect of shares of Microchip common stock using a customary exchange ratio intended to provide in respect of the Atmel Unit value equivalent to the Merger Consideration as of the Effective Time.

In addition, any vested Atmel Units will be treated as outstanding Atmel common stock in the Merger, and the holders of such vested Atmel Units that have not received the underlying shares of Atmel common stock at the Effective Time will receive the Merger Consideration (subject to applicable tax withholding). No Atmel Units will remain outstanding following the consummation of the Merger.

Q:	What is required to complete the Merger?

A:

Each of Microchip’s and Atmel’s obligation to consummate the Merger is subject, as relevant, to a number of conditions specified in the Merger Agreement, including the following: (1) adoption of the Merger Agreement by Atmel’s stockholders; (2) approval for listing on NASDAQ of the shares of Microchip

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common stock to be issued in the Merger, subject to official notice of issuance; (3) receipt of customary antitrust approvals; (4) absence of laws, orders, judgments and injunctions that enjoin or otherwise prohibit consummation of the Merger or any proceedings instituted by a governmental entity with competent jurisdiction seeking any of the foregoing; (5) effectiveness under the Securities Act of this registration statement on Form S-4 (the “Form S-4”); (6) subject to certain materiality related standards contained in the Merger Agreement, the accuracy of representations and warranties of Atmel and Microchip, respectively, and material performance by Atmel and Microchip of their respective covenants contained in the Merger Agreement; and (7) the absence of a material adverse effect with respect to the other party. The consummation of the Merger is not subject to a financing condition. See the section entitled “The Merger Agreement—Conditions to Closing” beginning on page 117 of this proxy statement/prospectus.

Q:	When do you expect the Merger to be completed?

A:	Microchip and Atmel expect the Closing to occur in the second quarter of calendar year 2016. However, the Merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Microchip and Atmel could result in the Merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the date on which the special meeting is held and the date of the completion of the Merger. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware on the date that the Closing takes place (the “Closing Date”), or at such subsequent date or time as Atmel, Microchip and Merger Sub agree and specify in the certificate of merger (the “Effective Time”).

Q:	Will I be subject to U.S. federal income tax upon the exchange of shares of Atmel common stock for the Merger Consideration?

A:	If you are a U.S. Holder (as defined below), the exchange of your shares of Atmel common stock for cash and shares of Microchip common stock in the Merger will be a taxable transaction for U.S. federal income tax purposes, which generally will require you to recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the sum of the amount of cash and the fair market value of the shares of Microchip common stock you receive in the Merger and your tax basis in the shares of Atmel common stock exchanged in the Merger.

If you are a Non-U.S. Holder (as defined below), you generally will not be subject to U.S. federal income tax with respect to the exchange of shares of Atmel common stock for cash and shares of Microchip common stock in the Merger, unless you have certain connections to the United States.

Because particular circumstances may differ, we recommend that you consult your own tax advisor to determine the U.S. federal income tax consequences to you relating to the Merger in light of your own particular circumstances and the consequences to you arising under U.S. federal non-income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction. A more complete description of material U.S. federal income tax consequences of the Merger is provided in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 123 of this proxy statement/prospectus.

Q:	What happens if the Merger is not completed?

A:	If the Merger Agreement is not adopted by Atmel stockholders or if the Merger is not completed for any other reason, Atmel stockholders will not receive the Merger Consideration in exchange for their shares of Atmel common stock. Instead, Atmel will remain an independent public company and Atmel common stock will continue to be listed and traded on NASDAQ. Under specified circumstances, Atmel may be required to pay Microchip a termination fee or reimburse Microchip’s transaction expenses, or Microchip may be required to pay Atmel a termination fee, as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 120 of this proxy statement/prospectus.

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Q:	What do I need to do?

A:	After you have carefully read and considered the information contained in, or incorporated by reference into, this proxy statement/prospectus, please vote by submitting your proxy card or voting instruction form by following the instructions set forth below under the section entitled “Questions and Answers about the Special Meeting—How do I vote?”

Questions and Answers about the Special Meeting

Q:	When and where will the special meeting be held?

A:	The special meeting will be held on [●], 2016 at 8:00 a.m., local time, at Atmel’s headquarters located at 1600 Technology Drive, San Jose, California 95110.

Q:	Who is soliciting my proxy to vote at the special meeting?

A:	The Atmel Board is soliciting your proxy to vote at the special meeting. This proxy statement/prospectus summarizes the information you need to know to vote on the proposals to be presented at the special meeting.

Q:	Who is entitled to vote?

A:	Only holders of record of Atmel common stock at the close of business on [●], 2016, the record date for the meeting (the “Record Date”), are entitled to notice of, and to vote at, the special meeting and any postponements or adjournments of the meeting. On the Record Date, [●] shares of Atmel common stock were issued and outstanding and no shares of Atmel’s preferred stock were outstanding.

Q:	What are the proposals on which I am being asked to vote?

A:	There are three proposals that will be voted on at the special meeting:

•	Merger Proposal: The proposal to adopt the Merger Agreement, which provides for the merger of Merger Sub with and into Atmel, with Atmel surviving the merger as an indirect wholly owned subsidiary of Microchip (the “Merger Proposal”).

•	Compensation Proposal: The proposal to approve, on a non-binding, advisory basis, the compensation payments that will or may be made to Atmel’s named executive officers in connection with the Merger (the “Compensation Proposal”).

•	Adjournment Proposal: The proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Proposal (the “Adjournment Proposal”).

Approval by stockholders of Atmel of the Merger Proposal (the “Atmel Stockholder Approval”) is required for completion of the Merger. Approval by Atmel stockholders of the Compensation Proposal and the Adjournment Proposal is not required for completion of the Merger. No other matters are intended to be brought before the special meeting by Atmel.

Q:	What vote is required for approval of the proposals in this proxy statement/prospectus, and what happens if I abstain?

A:	The following are the vote requirements:

•	Merger Proposal: The affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of Atmel common stock entitled to vote as of the Record Date is required to approve

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the Merger Proposal. If you abstain from voting, fail to vote at the special meeting, or fail to instruct your broker, bank or other nominee how to vote on the Merger Proposal, it will have the same effect as a vote cast against the Merger Proposal.

•	Compensation Proposal: The affirmative vote, in person or by proxy, of holders of a majority of the shares of Atmel common stock present in person or represented by proxy at the special meeting and entitled to vote thereon is required to approve the Compensation Proposal. If you abstain from voting or attend the special meeting and fail to vote, it will have the same effect as a vote cast against the Compensation Proposal. If you do not attend the special meeting or fail to instruct your broker, bank or other nominee how to vote on the Compensation Proposal, it will have no effect on the outcome of the vote on the Compensation Proposal, assuming a quorum is present.

•	Adjournment Proposal: The affirmative vote, in person or by proxy, of holders of a majority of the shares of Atmel common stock present in person or represented by proxy at the special meeting and entitled to vote thereon is required to approve the Adjournment Proposal. If you abstain from voting or attend the special meeting and fail to vote, it will have the same effect as a vote cast against the Adjournment Proposal. If you do not attend the special meeting or fail to instruct your broker, bank or other nominee how to vote on the Adjournment Proposal, it will have no effect on the outcome of the vote on the Adjournment Proposal, assuming a quorum is present.

Q:	How does the Atmel Board recommend that I vote my shares of Atmel common stock on the proposals?

A:	The Atmel Board recommends that stockholders vote their shares of Atmel common stock:

•	“FOR” the Merger Proposal;

•	“FOR” the Compensation Proposal; and

•	“FOR” the Adjournment Proposal.

Q:	How do I vote?

A:	If you are a stockholder of record of Atmel as of the Record Date:

•	You may vote in person at the special meeting; or

•	You may vote by completing, signing, dating and mailing the enclosed proxy card in the envelope provided, or by submitting a proxy by telephone or over the Internet by following the instructions on the enclosed proxy card.

If your shares of Atmel common stock are held in the name of your broker, bank or other nominee, you should submit voting instructions to your broker, bank or other nominee. Please refer to the voting instruction card included in these proxy materials by your broker, bank or other nominee or contact your broker, bank or other nominees to obtain instructions on how to instruct them with respect to the voting of your shares.

Q:	If my shares are held in a stock brokerage account, or in “street name” by my broker, bank or nominee, will my broker, bank or nominee automatically vote my shares for me?

A:

No. If your shares are held in the name of a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” You are not the “record holder” of such shares. If this is the case, this proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. As the beneficial holder, unless your broker, bank or other nominee has discretionary authority over your shares, you generally have the right to direct your broker, bank or other nominee as to how to vote your shares. You can contact your broker, bank or other nominees to obtain instructions on how to instruct them with respect to the voting of your shares. If you do not provide voting

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instructions, your shares will not be counted in determining whether a quorum is present at the special meeting or be voted on any proposal on which your broker, bank or other nominee does not have discretionary authority. This is often called a “broker non-vote.” In order to avoid broker non-votes with respect to your shares of Atmel common stock, you should provide your broker, bank or other nominee with instructions as to how to vote your shares of Atmel common stock.

Please note that you may not vote shares held in street name by returning a proxy card directly to Atmel or by voting in person at the special meeting unless you first obtain a proxy from your broker, bank or other nominee. Please follow the voting instructions provided by your broker, bank or other nominee so that it may vote your shares on your behalf.

Q:	How many votes do I have?

A:	Atmel stockholders are entitled to cast one vote for each share of Atmel common stock held as of the Record Date on all matters properly submitted for voting. On the Record Date, [●] shares of Atmel common stock were issued and outstanding and no shares of Atmel’s preferred stock were outstanding.

Q:	What if I sell my shares of Atmel common stock before the special meeting?

A:	If you transfer your shares of Atmel common stock after the Record Date but before the special meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the special meeting, but will have transferred the right to receive the Merger Consideration. In order to receive the Merger Consideration, you must hold your shares through the Effective Time.

Q:	What does it mean if I get more than one proxy card to vote my shares of Atmel common stock?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple paper proxy cards or voting instruction cards. For example, if you hold your shares of Atmel common stock in more than one brokerage account, you may receive a set of proxy materials for each brokerage account in which you hold shares. If you are an Atmel stockholder of record and your shares of Atmel common stock are registered in more than one name, you will receive more than one set of proxy materials. Please sign, date and return each proxy card and voting instruction card that you receive and follow the voting instructions set forth in this proxy statement/prospectus to ensure that all your shares of Atmel common stock are voted.

Q:	Can I change my vote?

A:	Yes, if you are a stockholder of record as of the Record Date, you may change your vote: (1) by delivering to Atmel (Attention: Corporate Secretary, 1600 Technology Drive, San Jose, California 95110), prior to your shares being voted at the special meeting, a later dated written notice of revocation or a later dated duly executed proxy card; or (2) by attending the special meeting and voting in person (although attendance at the special meeting will not, by itself, revoke a proxy). A stockholder of record who has voted on the Internet or by telephone may also change his or her vote by subsequently making a timely and valid Internet or telephone vote.

If you are a beneficial owner of shares held in “street name” by a broker, bank or other nominee, you may revoke your proxy and vote your shares in person at the special meeting only in accordance with applicable rules and procedures as employed by such broker, bank or other nominee. If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:	How many shares must be present to hold the special meeting?

A:

Holders of a majority in voting power of the issued and outstanding shares of Atmel common stock entitled to vote at the special meeting must be present in person or represented by proxy at the special meeting in

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order to have the required quorum for transacting business. Stockholders are counted as present at the meeting if they (1) are present in person at the special meeting; or (2) have properly submitted a proxy card or submitted a proxy by telephone or over the Internet. Abstaining votes are considered present and entitled to vote and, therefore, are included for purposes of determining whether a quorum is present at the special meeting. Broker non-votes are not entitled to vote and, therefore, are not included for purposes of determining whether a quorum is present at the special meeting.

Q:	Are Atmel stockholders entitled to appraisal rights?

A:	Record holders of Atmel common stock who do not vote in favor of the Merger Proposal and otherwise comply with the requirements and procedures of Section 262 of the Delaware General Corporation Law (the “DGCL”), are entitled to exercise appraisal rights, which generally entitle stockholders to receive in lieu of the Merger Consideration a cash payment of an amount determined by the Court of Chancery of the State of Delaware (the “Court of Chancery”) to be the fair value of their Atmel common stock. The fair value of Atmel common stock could be less than, more than or the same as the Merger Consideration. A detailed description of the procedures required to be followed in order to perfect appraisal rights by Atmel stockholders if desired is included in the section entitled “The Merger—Appraisal Rights” beginning on page 95 of this proxy statement/prospectus. The full text of Section 262 of the DGCL is attached as Annex C to this proxy statement/prospectus. Due to the complexity of the procedures described above, Atmel stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel.

Q:	Why am I being asked to approve, on a non-binding, advisory basis, the compensation payments that will or may be made to Atmel’s named executive officers in connection with the Merger?

A:	The SEC has adopted rules that require Atmel to seek a non-binding, advisory vote on the compensation payments that will or may be made to Atmel’s named executive officers in connection with the Merger. Atmel urges its stockholders to read the section entitled “The Merger—Interests of Atmel’s Directors and Executive Officers in the Merger” beginning on page 88 of this proxy statement/prospectus, which describes in more detail how Atmel’s compensation policies and procedures relating to its named executive officers operate and how they are designed to achieve Atmel’s compensation objectives.

Q:	What happens if the proposal to approve, on a non-binding, advisory basis, the compensation payments that will or may be made to Atmel’s named executive officers in connection with the Merger is not approved?

A:	Approval, on a non-binding, advisory basis, of the compensation payments that will or may be made by Atmel to Atmel’s named executive officers in connection with the Merger is not a condition to completion of the Merger. The vote is a non-binding, advisory vote and is therefore not binding on Atmel, the Atmel Board, the compensation committee of the Atmel Board, Microchip, Microchip’s Board of Directors (the “Microchip Board”) or the compensation committee of the Microchip Board. Since compensation and benefits to be paid or provided in connection with the Merger are based on contractual arrangements with the named executive officers, the outcome of this advisory vote will not affect the obligation to make these payments and these payments may still be made even if the Atmel stockholders do not approve, on a non-binding, advisory basis, the Compensation Proposal.

Q:	Who pays for the solicitation of proxies to vote at the special meeting?

A:

Atmel will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of the notice of special meeting, proxy card, this proxy statement/prospectus and any additional materials furnished to Atmel stockholders. Copies of these materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others to forward to those beneficial owners. In addition, Atmel may reimburse the costs of forwarding these materials to those

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beneficial owners. Solicitation of proxies by mail may be supplemented by one or more of telephone, email, facsimile or personal solicitation by Atmel’s directors, officers or employees. No additional compensation will be paid for such services. Atmel has engaged Innisfree M&A Incorporated to aid in the solicitation of proxies from brokers, bank nominees and other institutional owners for approximately $25,000, plus reimbursement of related expenses.

Q:	Should I send in my share certificate(s) now?

A:	No. Please do not send any share certificates with your proxy card. After the Merger is completed, you will receive written instructions, including a letter of transmittal, for exchanging your shares of Atmel common stock for the cash payment and shares of Microchip common stock you are entitled to receive in connection with the Merger.

Q:	Whom should I call if I have questions?

A:	If you have questions or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Atmel’s proxy solicitor at:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders call toll-free: (888) 750-5834

Banks and brokers call collect: (212) 750-5833

You may also contact the Atmel Investor Relations department at:

Atmel Corporation

1600 Technology Drive

San Jose, California 95110

Telephone number: (408) 441-0311

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SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all the information that is important to you with respect to the Merger and the other matters being considered at the special meeting. You are urged to read the remainder of this proxy statement/prospectus carefully, including the attached Annexes, and the other documents referred to or incorporated by reference herein. See also the section entitled “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies

Microchip Technology Incorporated (see page 14)

Microchip is a leading provider of microcontroller, mixed-signal, analog and Flash-IP solutions, providing low-risk product development, lower total system cost and faster time to market for thousands of diverse customer applications worldwide. Microchip develops, manufactures and sells specialized semiconductor products used by its customers for a wide variety of embedded control applications. Microchip’s product portfolio comprises general purpose and specialized 8-bit, 16-bit, and 32-bit microcontrollers, a broad spectrum of high-performance linear, mixed-signal, power management, thermal management, RF, safety, security, wired connectivity and wireless connectivity devices, as well as serial EEPROMs, Serial Flash memories, Parallel Flash memories and serial SRAM memories. Microchip also licenses Flash-IP solutions that are incorporated in a broad range of products. Microchip’s synergistic product portfolio targets thousands of applications worldwide and a growing demand for high-performance designs in the automotive, communications, computing, consumer and industrial control markets. Microchip’s quality systems are ISO/TS16949 (2009 version) certified. Shares of Microchip common stock are traded on NASDAQ under the symbol “MCHP.” Following the Merger, shares of Microchip common stock will continue to be traded on NASDAQ under the symbol “MCHP.”

The principal executive offices of Microchip are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224, and its telephone number is (480) 792-7200. Additional information about Microchip and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus.

Atmel Corporation (see page 14)

Atmel is one of the world’s leading suppliers of general purpose microcontrollers, which are self-contained computers-on-a-chip. This product focus has enabled Atmel to develop and maintain a diversified, global customer base that incorporates its semiconductors into industrial products, automotive systems, digital consumer products, mobile computing devices, communications networks, and other electronics in which its products provide embedded processing and critical interface functions.

The principal executive offices of Atmel are located at 1600 Technology Drive, San Jose, California 95110, and its telephone number is (408) 441-0311. Additional information about Atmel and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus.

Hero Acquisition Corporation (see page 14)

Hero Acquisition Corporation (“Merger Sub”) is an indirect wholly owned subsidiary of Microchip and is a Delaware corporation. Merger Sub was formed on December 22, 2015, for the sole purpose of effecting the Merger. In the Merger, Merger Sub will be merged with and into Atmel, with Atmel surviving as an indirect wholly owned subsidiary of Microchip.

The principal executive offices of Merger Sub are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224, and its telephone number is (480) 792-7200.

Comparative per Share Market Price and Dividend Information (see page 30)

Shares of Microchip’s common stock are listed for trading on NASDAQ under the symbol “MCHP” and shares of Atmel common stock are listed for trading on NASDAQ under the symbol “ATML.” The following table sets forth the closing sales prices of a share of Microchip common stock (as reported on NASDAQ) and of Atmel common stock (as reported on NASDAQ), each on January 15, 2016, the last trading day before the day on which Microchip and Atmel announced the execution of the Merger Agreement, and on February 8, 2016, the last practicable trading day before the date of this proxy statement/prospectus.

	Microchip Common Stock Price per Share	Atmel Common Stock Price per Share
January 15, 2016	$40.52	$7.90
February 8, 2016	$41.22	$8.05

The market prices of Microchip common stock and Atmel common stock will fluctuate before the special meeting and before the Merger is consummated. You should obtain current stock price quotations from a newspaper, the Internet or your broker or banker.

Microchip’s Dividend Policy. The holders of Microchip common stock will receive dividends if and when declared by the Microchip Board out of legally available funds or, in the case of stock dividends, out of authorized and available shares of Microchip common stock. Microchip has been declaring and paying quarterly cash dividends on Microchip common stock since the third quarter of its fiscal year ending March 31, 2003. Microchip’s total cash dividends paid were $286.5 million, $281.2 million and $273.8 million in its fiscal years 2015, 2014 and 2013, respectively. The Microchip Board is free to change Microchip’s dividend practices at any time and to increase or decrease the dividend paid, or not to pay a dividend, on Microchip common stock on the basis of Microchip’s results of operations, financial condition, cash requirements and future prospects, and other factors deemed relevant by the Microchip Board. Microchip’s current intent is to provide for ongoing quarterly cash dividends depending upon market conditions and Microchip’s results of operations.

Atmel’s Dividend Policy. Prior to 2015, Atmel had never declared or paid any cash dividends on its capital stock. On February 4, 2015, Atmel announced the initiation of a quarterly cash dividend, commencing in the first quarter of 2015. The Merger Agreement prohibits Atmel from authorizing or paying dividends or making distributions on its capital stock, so Atmel does not expect to pay dividends for as long as the Merger Agreement is in effect. In addition, Atmel’s credit agreement limits its and its subsidiaries, ability to pay dividends or make any other distribution or payment on account of Atmel’s capital stock.

Risk Factors (see page 32)

Before voting at the special meeting, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, as well as the specific factors included under the section entitled “Risk Factors” beginning on page 32 of this proxy statement/prospectus before deciding whether to vote for approval of the Merger Proposal.

The Atmel Special Meeting (see page 44)

The special meeting will be held on [●], 2016 at 8:00 a.m., local time, at Atmel’s headquarters located at 1600 Technology Drive, San Jose, California 95110.

At the special meeting, holders of Atmel common stock as of the Record Date will be asked to consider and approve the following proposals:

1.	The Merger Proposal.

2.	The Compensation Proposal.

3.	The Adjournment Proposal.

Record Date and Quorum

Only Atmel stockholders of record as of the Record Date are entitled to notice of and to vote at the special meeting. As of the close of business on the Record Date, [●] shares of Atmel common stock were issued and outstanding and there were [●] holders of record of the common stock. Each Atmel stockholder is entitled to one vote for each share of Atmel common stock held by such stockholder as of the Record Date.

Holders of a majority of the outstanding shares of Atmel common stock entitled to vote as of the Record Date must be present in person or represented by proxy at the special meeting in order to have the required quorum for transacting business. Abstentions are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business.

Required Vote

The affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of Atmel common stock entitled to vote as of the Record Date is required to approve the Merger Proposal. The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of Atmel common stock present in person or represented by proxy at the special meeting and entitled to vote on the matter is required to approve each of the Compensation Proposal and the Adjournment Proposal.

If you abstain from voting, fail to vote at the special meeting, or fail to instruct your broker, bank or other nominee how to vote on the Merger Proposal, it will have the same effect as a vote cast against the Merger Proposal.

If you abstain from voting or attend the special meeting and fail to vote, it will have the same effect as a vote cast against the Compensation Proposal and the Adjournment Proposal. If you do not attend the special meeting or fail to instruct your broker, bank or other nominee how to vote on the Compensation Proposal and the Adjournment Proposal, it will have no effect on the outcome of the vote on the Compensation Proposal and the Adjournment Proposal, assuming a quorum is present.

The Merger

Summary of the Merger (see page 53)

Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Atmel, and Atmel will continue as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Microchip. At the Effective Time, Atmel’s restated certificate of incorporation will be amended and restated in the form prescribed in the Merger Agreement and will be the certificate of incorporation of the surviving corporation from and after the Effective Time.

Recommendation of the Atmel Board; Atmel’s Reasons for the Merger (see page 71)

The Atmel Board recommends that Atmel stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal, and “FOR” the Adjournment Proposal. For more information regarding the factors considered by the Atmel Board in reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, see the section entitled “The Merger—Recommendation of the Atmel Board; Atmel’s Reasons for the Merger” beginning on page 71 of this proxy statement/prospectus.

Opinion of Atmel’s Financial Advisor (see page 78 and Annex B)

Atmel retained Qatalyst Partners LP (“Qatalyst Partners”) to act as its financial advisor in connection with the Merger. Atmel selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of Atmel’s business and affairs and the industry in which it operates. At the meeting of the Atmel Board on January 19, 2016, Qatalyst Partners rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated January 19, 2016, that as of January 19, 2016 and based upon and subject to the considerations, limitations and other matters set forth therein, the Merger Consideration to be received by the holders of Atmel common stock, other than Atmel, Microchip or their respective subsidiaries and except for dissenting stockholders, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Qatalyst Partners, dated January 19, 2016, is attached to this proxy statement/prospectus as Annex B and is incorporated into this proxy statement/prospectus by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Atmel Board and addressed only, as of the date of the opinion, the fairness from a financial point of view of the Merger Consideration to be received by the holders of Atmel common stock, other than Atmel, Microchip or their respective subsidiaries and except for dissenting stockholders, pursuant to the Merger Agreement. It does not address any other aspect of the Merger and does not constitute a recommendation as to how any holder of shares of Atmel common stock should vote with respect to the Merger or any other matter. For a further discussion of Qatalyst Partners’ opinion, see the section entitled “The Merger—Opinion of Atmel’s Financial Advisor” beginning on page 78 of this proxy statement/prospectus.

Share Ownership and Voting by Atmel Directors and Executive Officers (see page 45)

As of the Record Date, the directors and executive officers of Atmel held and are entitled to vote, in the aggregate, approximately [●]% of the aggregate voting power of the outstanding shares of Atmel’s common stock.

Listing of Shares of Microchip Common Stock; Delisting and Deregistration of Shares of Atmel Common Stock (see pages 94, 95)

Microchip is obligated to cause the shares of Microchip common stock to be issued to Atmel stockholders pursuant to the Merger to be authorized for listing on NASDAQ at the Effective Time, subject to official notice of issuance. Upon completion of the Merger, shares of Atmel common stock will cease to be listed on NASDAQ and will subsequently be deregistered under the Exchange Act.

See the sections entitled “The Merger—Listing of Shares of Microchip Common Stock” beginning on page 94 of this proxy statement/prospectus and “The Merger—Delisting and Deregistration of Atmel Common Stock” beginning on page 95 of this proxy statement/prospectus for a further discussion of the listing of shares of Microchip common stock and de-listing of Atmel common stock in connection with the Merger.

The Merger Agreement (see page 99)

The Merger Agreement is attached as Annex A to this proxy statement/prospectus. Microchip and Atmel encourage you to read the entire Merger Agreement carefully because it is the principal document governing the Merger and the issuance of shares of Microchip common stock.

Merger Consideration (see page 99)

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of Atmel common stock that is issued and outstanding immediately prior to the consummation of the Merger (except for Atmel common stock held by Microchip, Atmel and their respective subsidiaries and except for dissenting shares) will be converted into the right to receive (1) $7.00 in cash without interest, (2) $1.15 in Microchip common stock (valued at the ten-trading day average closing price ending on the last trading day prior to the Closing), subject to the conditions and restrictions set forth in the Merger Agreement, and (3) cash in lieu of fractional shares of Microchip common stock as contemplated by the Merger Agreement. The maximum number of shares of Microchip common stock that will be issued in connection with the Merger is 13.0 million shares, and to the extent that the number of shares of Microchip common stock issuable in the Merger would exceed 13.0 million shares, the Cash Consideration per share of Atmel common stock will be increased such that the value of the combined Cash Consideration and Stock Consideration will remain at $8.15 per share (based upon the average price described in the previous sentence). See the section entitled “The Merger Agreement—Merger Consideration” beginning on page 99 of this proxy/statement prospectus for more information.

Based on the number of shares of Atmel common stock outstanding as of January 31, 2016, and the number of shares of Microchip common stock outstanding as of January 31, 2016, and assuming a ten-trading day average closing price of $43.17 (calculated based on the closing prices for the ten trading days ended on February 8, 2016, the most recent practicable range of trading days prior to the date of this proxy statement/prospectus), it is expected that, immediately after completion of the Merger, former Atmel stockholders will receive shares of Microchip common stock in the Merger representing approximately 5.23% of the outstanding shares of Microchip common stock.

Treatment of Atmel Options and Other Equity-Based Awards (see page 100)

Immediately prior to the Effective Time, each outstanding Atmel Option, whether vested or not, will accelerate and become vested and exercisable in full. To the extent that an Atmel Option is not exercised voluntarily through the day immediately preceding the Effective Time, such Atmel Option will be automatically “net-exercised” immediately prior to the Effective Time (with the exercise price and applicable withholding taxes paid by withholding Atmel common stock otherwise issuable to such optionholder). Upon such exercise, the former holder of the Atmel Option will be issued the net number of shares of Atmel common stock resulting from the “net exercise,” and such stockholder will thereafter be entitled to receive the Merger Consideration in respect of these shares of Atmel common stock. Any Atmel option with an exercise price greater than the Merger Consideration will be cancelled at the Effective Time for no consideration. No former Atmel Options will remain outstanding following the consummation of the Merger.

Immediately prior to the Effective Time, each unvested and outstanding Atmel Unit (including each “performance share award” denominated in restricted stock units) that is held by an individual who will continue in service with Microchip at the Effective Time will be assumed by Microchip and converted into equivalent awards in respect of shares of Microchip common stock using a customary exchange ratio intended to provide in respect of the Atmel Unit value equivalent to the Merger Consideration as of the Effective Time. In addition, any vested Atmel Unit will be treated as outstanding Atmel common stock in the Merger, and each holder of such vested Atmel Unit who has not received the underlying shares of Atmel common stock at the Effective Time will receive the Merger Consideration (subject to applicable tax withholding). No Atmel Units will remain outstanding following the consummation of the Merger.

Closing and Effective Time (see page 100)

Microchip and Atmel expect the Closing to occur in the second quarter of calendar year 2016. However, the Merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Microchip and Atmel could result in the Merger being completed at an earlier time, a later time or not at all. In the Merger Agreement, Microchip and Atmel have agreed that the Closing Date shall be no later than the second business day following the satisfaction or waiver of the last of the conditions to Closing to be satisfied (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions), or at such other date and time as Atmel and Microchip agree in writing; provided, however, if the Closing Date would otherwise occur within the last 15 days of a calendar quarter, Microchip may elect once, in its sole discretion, by written notice to Atmel to defer the Closing to the first business day occurring immediately after the end of that calendar quarter. There may be a substantial amount of time between the dates on which the special meeting is held and the date on which the Merger is completed.

Appraisal Rights (see page 102)

Record holders of Atmel common stock who do not vote in favor of the Merger Proposal and who otherwise comply with the requirements and procedures of Section 262 of the DGCL are entitled to exercise appraisal rights, which generally entitle stockholders to receive in lieu of the Merger Consideration a cash payment of an amount determined by the Court of Chancery equal to the fair value of their Atmel common stock. A summary description of the appraisal rights available to holders of Atmel common stock under the DGCL and the procedures required to exercise statutory appraisal rights are included under the section entitled “The Merger—Appraisal Rights” beginning on page 95 of this proxy statement/prospectus. The full text of Section 262 of the DGCL is attached as Annex C to this proxy statement/prospectus. Due to the complexity of the procedures described above, Atmel stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel.

Restrictions on Atmel’s Business Pending the Closing (see page 106)

Atmel has agreed, subject to certain exceptions set forth in the Merger Agreement, on behalf of itself and its subsidiaries that it will conduct its business in the ordinary course of business prior to the Effective Time or earlier termination of the Merger Agreement, and has agreed to certain restrictions on its ability to take certain actions prior to the Effective Time or earlier termination of the Merger Agreement. See the section entitled “The Merger Agreement—Restrictions on Atmel’s Business Pending the Closing” beginning on page 106 of this proxy statement/prospectus for more information.

Atmel’s Agreement Not to Solicit Other Offers (see page 108)

Atmel has agreed that it will not, directly or indirectly:

•	initiate, solicit or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Atmel Acquisition Proposal (as described in the section entitled “The Merger Agreement—Atmel’s Agreement Not to Solicit Other Offers” beginning on page 108 of this proxy statement/prospectus);

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to, or provide any non-public information or data concerning Atmel or its subsidiaries to any person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, an Atmel Acquisition Proposal;

•	enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle or any other agreement (other than a confidentiality agreement having terms that the Atmel Board determines in good faith are not materially less favorable in the aggregate to Atmel than those contained in its confidentiality agreement with Microchip) relating to an Atmel Acquisition Proposal; or

•	authorize, adopt, approve or recommend or publicly propose to authorize, adopt, approve or recommend to the Atmel stockholders, or submit to the Atmel stockholders for a vote at any stockholder meeting, any Atmel Acquisition Proposal.

Atmel has agreed to (1) cease any discussions or negotiations with any person with respect to any Atmel Acquisition Proposal, (2) promptly notify Microchip after knowledge of receipt of any Atmel Acquisition Proposal or any request for information from, or any negotiations sought to be initiated or resumed with respect to an Atmel Acquisition Proposal, and (3) keep Microchip reasonably informed on a prompt basis of any material developments regarding any Atmel Acquisition Proposal.

However, until receipt of the Atmel Stockholder Approval, if Atmel receives a bona fide Atmel Acquisition Proposal from any person that did not result from a material breach of its non-solicitation obligations, Atmel may:

•	provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, Atmel and its subsidiaries to such person if Atmel receives from such person (or has received from such person) an executed confidentiality agreement having terms that the Atmel Board determines in good faith are not materially less favorable in the aggregate to Atmel than those contained in its confidentiality agreement with Microchip, provided that Atmel will promptly make available to Microchip any non-public information concerning Atmel or its subsidiaries that is provided to any person given such access that was not previously made available to Microchip; and

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with such person with respect to such Atmel Acquisition Proposal,

as long as (1) Atmel has not materially breached its non-solicitation obligations with respect to such Atmel Acquisition Proposal and (2) prior to taking any action described above, the Atmel Board determines in good faith that (a) such Atmel Acquisition Proposal either constitutes an Atmel Superior Proposal (as described in the section entitled “The Merger Agreement—Atmel’s Agreement Not to Solicit Other Offers” beginning on page 108 of this proxy statement/prospectus) or would reasonably be expected to result in an Atmel Superior Proposal and (b) the failure to participate in such discussions or negotiations or furnish such information would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

See the section entitled “The Merger Agreement—Atmel’s Agreement Not to Solicit Other Offers” beginning on page 108 of this proxy statement/prospectus for more information.

Atmel’s Agreement Not to Change the Atmel Board Recommendation (see page 110)

Atmel has agreed that the Atmel Board will only change its recommendation to the Atmel stockholders that they adopt the Merger Agreement (the “Atmel Board Recommendation”) in certain, limited circumstances.

Atmel has agreed that the Atmel Board will not:

•	change, withhold, withdraw, qualify or modify, in a manner adverse to Microchip (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Atmel Board Recommendation;

•	fail to include in this proxy statement/prospectus (1) the determination of the Atmel Board that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and are fair to and in the best interests of Atmel and the Atmel stockholders, (2) the approval of the Atmel Board of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (3) the recommendation of the Atmel Board to the Atmel stockholders that the Atmel stockholders adopt the Merger Agreement;

•	publicly approve or recommend, or publicly propose to approve or recommend to the Atmel stockholders, an Atmel Acquisition Proposal;

•	fail to recommend against acceptance of any tender offer or exchange offer that constitutes an Atmel Acquisition Proposal by the Atmel stockholders or against another Atmel Acquisition Proposal that is otherwise publicly announced within ten business days after commencement or announcement thereof; or

•	authorize, adopt, approve or publicly propose to authorize, adopt or approve or recommend, or enter into, any agreement constituting or relating to an Atmel Acquisition Proposal or requiring Atmel to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement.

Any of the actions in the first four bullets above is referred to as an “Atmel Change of Recommendation.”

The Atmel Board may make an Atmel Change of Recommendation (so long as Atmel has provided prior written notice to Microchip of its or the Atmel Board’s intention to make an Atmel Change of Recommendation at least four business days in advance of taking such action) as follows:

•	other than in relation to an Atmel Acquisition Proposal, if the Atmel Board determines in good faith (after consultation with its outside legal counsel) that, as a result of an event, development or change in circumstances that occurs or arises after the execution and delivery of the Merger Agreement (other than an Atmel Acquisition Proposal) that was not known (or the consequences of which were not known) to the Atmel Board prior to the execution and delivery of the Merger Agreement, the failure to make an Atmel Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, and the Atmel Board has considered in good faith any changes to the Merger Agreement or other arrangements that may be offered in writing by, and would be legally binding upon, Microchip and shall have determined in good faith, after consultation with outside counsel, that it would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law not to make an Atmel Change of Recommendation, even if such changes were given effect; and

•	if Atmel receives an Atmel Acquisition Proposal and the Atmel Board determines in good faith (after consultation with outside counsel and its financial advisors) that the Atmel Acquisition Proposal constitutes an Atmel Superior Proposal and that the failure to make an Atmel Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, but only if Atmel has not materially breached its non-solicitation obligations with respect to such Atmel Acquisition Proposal and terminates the Merger Agreement concurrently with entering into any agreement relating to an Atmel Acquisition Proposal and pays a termination fee as described below, and the Atmel Board has considered in good faith any changes to the Merger Agreement or other arrangements that may be offered in writing by, and would be legally binding upon, Microchip and shall have determined in good faith, after consultation with outside counsel and its financial advisors, that the Atmel Acquisition Proposal received by Atmel continues to constitute an Atmel Superior Proposal, even if such changes were given effect.

See the section entitled “The Merger Agreement—Atmel’s Agreement Not to Change the Atmel Board Recommendation” beginning on page 110 of this proxy statement/prospectus for more information.

Regulatory Filings (see page 114)

Microchip and Atmel have each agreed to take certain actions in order to obtain regulatory clearances required to consummate the Merger. The Merger is subject to review by the U.S. Federal Trade Commission (the “FTC”). The Merger is also subject to review by German and South Korean governmental authorities and requires pre-merger notification and the observance of an applicable waiting period in Germany (“German Antitrust Law”) and South Korea (“South Korean Antitrust Law”). See the section entitled “The Merger Agreement—Regulatory Filings” beginning on page 114 of this proxy statement/prospectus for more information.

Financing (see page 114)

Microchip currently anticipates that it will finance the Cash Consideration through a combination of cash on hand and available borrowings under its existing credit facility, and does not currently anticipate raising additional financing in connection with the Merger. To the extent that Microchip determines to obtain additional financing prior to the Effective Time, Atmel has agreed to use reasonable best efforts to cooperate with Microchip in connection with any such financing. The Closing is not, however, subject to a financing condition or to Microchip’s ability to obtain any financing from third party sources. See the section entitled “The Merger Agreement—Financing” beginning on page 114 of this proxy statement/prospectus for more information.

Conditions to Completion of the Merger (see page 117)

Under the Merger Agreement, each party’s obligation to effect the Merger is subject to satisfaction or, to the extent permitted by applicable law, mutual waiver at the Effective Time of each of the following conditions:

•	the Atmel Stockholder Approval shall have been obtained;

•	(1) no governmental entity having competent jurisdiction shall have enacted, issued or entered any order that remains in effect that enjoins or otherwise prohibits the Merger substantially on the terms contemplated by the Merger Agreement, (2) no law shall have been enacted or promulgated by any governmental entity having competent jurisdiction that makes consummation of the Merger illegal, and (3) no governmental entity having competent jurisdiction shall have instituted any proceeding seeking any such laws and orders;

•	the Form S-4 of which this proxy statement/prospectus is a part shall have become effective under the Securities Act and the Form S-4 will not be the subject of any stop order or proceedings seeking a stop order, and the SEC shall not have initiated or threatened any proceeding for that purpose or any similar proceeding in respect of this proxy statement/prospectus;

•	any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and the consents or approvals from the German Bundeskartellamt and the South Korean Fair Trade Commission shall have been obtained; and

•	the shares of Microchip common stock issuable to the Atmel stockholders as contemplated by the Merger Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Microchip’s and Merger Sub’s obligation to effect the Merger is further subject to the satisfaction or waiver of the following conditions:

•

Atmel’s fundamental representations and warranties, (1) if qualified or limited by materiality or Material Adverse Effect (as described below) qualifications, will be true and correct as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (2) if not qualified or limited by materiality or Material Adverse Effect qualifications, will be true and correct in all material respects as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

•	the representations and warranties of Atmel relating to capital structure will be true and correct in all but de minimis respects as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all but de minimis respects as of such earlier date);

•	the representations and warranties of Atmel (other than with respect to Atmel’s fundamental representations and warranties and the representations and warranties relating to its capital structure) will be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein, except as otherwise provided in the representations and warranties of Atmel with respect to the absence of certain changes and material contracts) as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to Atmel;

•	Atmel shall have performed in all material respects the covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date;

•	Microchip shall have received a certificate signed on behalf of Atmel by a senior executive of Atmel and dated as of the Closing Date to the effect that the conditions related to Atmel’s representations, warranties and covenants described above have been satisfied; and

•	since January 19, 2016, a Material Adverse Effect with respect to Atmel shall not have occurred.

Atmel’s obligation to effect the Merger is further subject to the satisfaction or waiver of the following conditions:

•	Microchip’s fundamental representations and warranties, (1) if qualified or limited by materiality or Material Adverse Effect qualifications, will be true and correct as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (2) if not qualified or limited by materiality or Material Adverse Effect qualifications, will be true and correct in all material respects as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

•	the representations and warranties of Microchip and Merger Sub (other than with respect to Microchip’s fundamental representations) will be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein, except as otherwise provided in the representations and warranties of Microchip and Merger Sub with respect to the absence of certain changes and material contracts) as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to Microchip;

•	each of Microchip and Merger Sub shall have performed in all material respects their respective covenants required to be performed by each under the Merger Agreement at or prior to the Closing Date;

•	Atmel shall have received a certificate signed on behalf of each of Microchip and Merger Sub by a senior executive of Microchip and Merger Sub, respectively, and dated as of the Closing Date to the effect that the conditions related to Microchip’s and Merger Sub’s representations, warranties and covenants described above have been satisfied; and

•	since January 19, 2016, a Material Adverse Effect with respect to Microchip shall not have occurred.

The Merger Agreement provides that neither party may rely on the failure of any condition to Closing to be satisfied if such failure was caused by that party’s failure to comply with its obligations under the Merger Agreement.

Any or all of the conditions described above other than the Atmel Stockholder Approval may be waived, in whole or in part, by Microchip or Atmel, to the extent permitted by applicable law.

See the section entitled “The Merger Agreement—Conditions to Closing” beginning on page 117 of this proxy statements/prospectus for more information.

Termination of the Merger Agreement (see page 119)

The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Microchip and Atmel, and either party may terminate the Merger Agreement in the following circumstances:

•	if prior to the Effective Time, the Merger is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order of a governmental entity of competent jurisdiction, except that the right to terminate the Merger Agreement on this basis will not be available to any party whose breach of any provision of the Merger Agreement results in or causes such order to be issued or the failure of the order to be removed;

•	if the Merger has not been consummated on or before July 17, 2016 (the “Initial Outside Date”), which will be automatically extended to October 15, 2016 if the Closing is delayed due to certain conditions to Closing relating to antitrust laws not being satisfied, or such later date as Microchip and Atmel agree upon in writing (the “Outside Date”), except that the right to terminate the Merger Agreement on this basis will not be available to any party whose breach of any provision of the Merger Agreement results in or causes the failure of the Merger to be consummated by such date; or

•	if the special meeting (including any adjournment or postponement thereof in accordance with the terms of the Merger Agreement) has concluded, the Atmel stockholders have voted, and the Atmel Stockholder Approval was not obtained.

Atmel may also terminate the Merger Agreement at any time prior to the Effective Time as follows:

•	in order for Atmel to concurrently enter into an agreement for an Atmel Superior Proposal, provided that Atmel has complied in all material respects with its obligations relating to an Atmel Change of Recommendation and Atmel pays to Microchip substantially concurrently with such termination the termination fee described below; or

•

if Microchip or Merger Sub breaches any representation, warranty or covenant made by Microchip or Merger Sub in the Merger Agreement and such breach (1) is not curable by the Outside Date or, if curable, is not cured prior to the 45th day after written notice thereof is given by Atmel to Microchip and (2) would result in the conditions to Closing related to Microchip’s representations, warranties or covenants failing to be satisfied; provided that Atmel is not then in breach of the Merger Agreement such that the conditions to Closing related to Atmel’s representations, warranties or covenants would not be capable of being satisfied by the Outside Date.

Microchip may also terminate the Merger Agreement at any time prior to the Effective Time as follows:

•	if Atmel breaches any representation, warranty or covenant made by Atmel in the Merger Agreement (other than its obligations described above under “The Merger Agreement––Atmel’s Agreement Not to Solicit Other Offers”) and such breach (1) is not curable by the Outside Date or, if curable, is not cured prior to the 45th day after written notice thereof is given by Microchip to Atmel and (2) would result in the conditions to Closing related to Atmel’s representations, warranties or covenants failing to be satisfied; provided that Microchip is not then in breach of the Merger Agreement such that the conditions to Closing related to Microchip’s representations, warranties or covenants would not be capable of being satisfied by the Outside Date;

•	if the Atmel Board makes an Atmel Change of Recommendation; or

•	if Atmel willfully or intentionally breaches any of its non-solicitation obligations in any material respect.

See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 119 of this proxy statement/prospectus for more information.

Termination Fees (see page 120)

In certain circumstances, Atmel may be required to pay a termination fee of $137.3 million in cash to Microchip if the Merger Agreement is terminated. Additionally, in the event that either Microchip or Atmel terminates the Merger Agreement as a result of the failure by Atmel’s stockholders to approve the Merger, Atmel must reimburse Microchip for reasonable out-of-pocket costs incurred in connection with the Merger up to $20.0 million with any such reimbursement offsetting any termination fee payable by Atmel. In certain circumstances, Microchip may be required to pay a termination fee of $250.0 million in cash to Atmel if the Merger Agreement is terminated. See the section entitled “The Merger Agreement—Termination Fees” beginning on page 120 of this proxy statement/prospectus for more information.

Dividends (see page 102)

Under the terms of the Merger Agreement, Atmel is prohibited from paying dividends on its common stock during the pendency of the Merger.

Material U.S. Federal Income Tax Consequences (see page 123)

The Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 123 of this proxy statement/prospectus) of shares of Atmel common stock generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between (1) the sum of the amount of cash and the fair market value of the shares of Microchip common stock received and (2) the holder’s tax basis in the shares of Atmel common stock exchanged in the Merger.

Any such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Atmel common stock immediately prior to the Merger is more than one year. For U.S. Holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential U.S. federal rates. The deductibility of capital losses is subject to limitations.

A U.S. Holder will have a tax basis in the shares of Microchip common stock received in the Merger equal to the fair market value of such shares. The holding period for shares of Microchip common stock received in exchange for shares of Atmel common stock in the Merger will begin on the date immediately following the Effective Time.

A Non-U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 123 of this proxy statement/prospectus) generally will not be subject to U.S. federal income tax with respect to the exchange of shares of Atmel common stock for cash and shares of Microchip common stock in the Merger unless such Non-U.S. Holder has certain connections to the United States.

The U.S. federal income tax consequences described above may not apply to all holders of Atmel common stock, including certain holders specifically referred to on page 123. Your tax consequences will depend on your own situation. You should consult your tax advisor to determine the particular tax consequences of the Merger to you.

Accounting Treatment (see page 126)

Each of Microchip and Atmel prepares its financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Merger will be accounted for using the acquisition method of accounting with Microchip treated as the acquiror of Atmel for accounting purposes.

Comparison of Stockholders’ Rights (see page 129)

Atmel stockholders, whose rights are currently governed by the restated certificate of incorporation of Atmel (the “Atmel Charter”) and the amended and restated bylaws of Atmel (as amended, the “Atmel Bylaws”) will, to the extent such holders receive Microchip common stock in the Merger, upon completion of the Merger, become stockholders of Microchip and their rights will be governed by the restated certificate of incorporation of Microchip (the “Microchip Charter”) and the amended and restated bylaws of Microchip (the “Microchip Bylaws”). The differences between the Atmel governing documents and the Microchip governing documents are described in detail under the section entitled “Comparison of Stockholders’ Rights” beginning on page 129 of this proxy statement/prospectus.

THE COMPANIES

Microchip Technology Incorporated

Microchip is a leading provider of microcontroller, mixed-signal, analog and Flash-IP solutions, providing low-risk product development, lower total system cost and faster time to market for thousands of diverse customer applications worldwide. Microchip develops, manufactures and sells specialized semiconductor products used by its customers for a wide variety of embedded control applications. Microchip’s product portfolio comprises general purpose and specialized 8-bit, 16-bit, and 32-bit microcontrollers, a broad spectrum of high-performance linear, mixed-signal, power management, thermal management, RF, safety, security, wired connectivity and wireless connectivity devices, as well as serial EEPROMs, Serial Flash memories, Parallel Flash memories and serial SRAM memories. Microchip also licenses Flash-IP solutions that are incorporated in a broad range of products. Microchip’s synergistic product portfolio targets thousands of applications worldwide and a growing demand for high-performance designs in the automotive, communications, computing, consumer and industrial control markets. Microchip’s quality systems are ISO/TS16949 (2009 version) certified.

Shares of Microchip common stock are traded on NASDAQ under the symbol “MCHP.” Following the Merger, shares of Microchip common stock will continue to be traded on NASDAQ under the symbol “MCHP.”

The principal executive offices of Microchip are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224, and its telephone number is (480) 792-7200. Additional information about Microchip and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus.

Atmel Corporation

Atmel is one of the world’s leading suppliers of general purpose microcontrollers, which are self-contained computers-on-a-chip. This product focus has enabled Atmel to develop and maintain a diversified, global customer base that incorporates its semiconductors into industrial products, automotive systems, digital consumer products, mobile computing devices, communications networks, and other electronics in which its products provide embedded processing and critical interface functions.

The principal executive offices of Atmel are located at 1600 Technology Drive, San Jose, California 95110, and its telephone number is (408) 441-0311. Additional information about Atmel is included in documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus.

Hero Acquisition Corporation

Hero Acquisition Corporation, or “Merger Sub,” is an indirect wholly owned subsidiary of Microchip and is a Delaware corporation. Merger Sub was formed on December 22, 2015, for the sole purpose of effecting the Merger. In the Merger, Merger Sub will be merged with and into Atmel, with Atmel surviving as an indirect wholly owned subsidiary of Microchip.

The principal executive offices of Merger Sub are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224, and its telephone number is (480) 792-7200.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MICROCHIP

The following tables present selected historical consolidated financial data of Microchip as of and for the years ended March 31, 2015, 2014, 2013, 2012 and 2011 and as of and for the nine-month periods ended December 31, 2015 and 2014. The consolidated financial statements of Microchip have been presented in accordance with U.S. GAAP.

The selected consolidated financial data as of March 31, 2015, 2014 and 2013 and for each of the years in the three-year period ended March 31, 2015 are derived from Microchip’s audited consolidated financial statements incorporated by reference into this proxy statement/prospectus. The selected consolidated financial data as of March 31, 2012 and 2011 and for each of the years in the two-year period ended March 31, 2012 are derived from Microchip’s audited consolidated financial statements not included or incorporated by reference herein.

The selected consolidated financial data of Microchip as of and for the nine-month periods ended December 31, 2015 and 2014 have been derived from the unaudited consolidated interim financial information incorporated by reference into this proxy statement/prospectus, which, in the opinion of Microchip’s management, includes all adjustments necessary to present fairly Microchip’s results of operations and financial condition at the dates and for the periods presented. The results for the nine-month period ended December 31, 2015 are not necessarily indicative of the results of operations that you should expect for the entire year ended March 31, 2016, or any other period.

The financial information set forth below is only a summary that should be read in conjunction with the section entitled “Risk Factors” beginning on page 32 of this proxy statement/prospectus and Microchip’s consolidated financial statements, including the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Microchip’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015 and the Quarterly Reports on Form 10-Q for the periods ended June 30, 2015, September 30, 2015 and December 31, 2015 that Microchip previously filed with the SEC and that are incorporated by reference into this proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. See also the section entitled “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus for the location of information incorporated by reference in this proxy statement/prospectus.

	Nine Months Ended December 31,		Year ended March 31,
	2015	2014	2015	2014	2013	2012	2011
	(in thousands, except per share amounts)
Net sales	$1,615,687	$1,603,829	$2,147,036	$1,931,217	$1,581,623	$1,383,176	$1,487,205
Cost of sales (1)	713,002	687,897	917,472	802,474	743,164	583,882	605,954

Gross profit	902,685	915,932	1,229,564	1,128,743	838,459	799,294	881,251
Operating expenses:
Research and development (1)	276,958	261,881	349,543	305,043	254,723	182,650	170,607
Selling, general and administrative (1)	223,377	207,037	274,815	267,278	261,471	208,328	222,184
Amortization of acquired intangible assets	126,764	129,659	176,746	94,534	111,537	10,963	12,412
Special charges	3,187	2,082	2,840	3,024	32,175	837	1,865

	630,286	600,659	803,944	669,879	659,906	402,778	407,068

Operating income	272,399	315,273	425,620	458,864	178,553	396,516	474,183
(Losses) gains on equity method investments	(289)	(129)	(317)	(177)	(617)	(195)	157
Other income (expense):
Interest income	18,610	14,197	19,527	16,485	15,560	17,992	16,002
Interest expense	(77,203)	(41,920)	(62,034)	(48,716)	(40,915)	(34,266)	(31,521)
Loss on retirement of convertible debentures	—	—	(50,631)	—	—	—	—
Other income (expense), net	10,163	(3,535)	13,742	5,898	(404)	(352)	1,877

Income from continuing operations before income taxes	223,680	283,886	345,907	432,354	152,177	379,695	460,698
Income tax (benefit) provision	(32,890)	17,141	(19,418)	37,073	24,788	42,990	31,531

Net income from continuing operations	256,570	266,745	365,325	395,281	127,389	336,705	429,167
Less: Net loss attributable to noncontrolling interests	207	2,862	3,684	—	—	—	—

Net income from continuing operations attributable to Microchip Technology	$256,777	$269,607	$369,009	$395,281	$127,389	$336,705	$429,167

Basic net income per common share from continuing operations attributable to Microchip Technology stockholders	$1.26	$1.34	$1.84	$1.99	$0.65	$1.76	$2.29

Diluted net income per common share from continuing operations attributable to Microchip Technology stockholders	$1.18	$1.20	$1.65	$1.82	$0.62	$1.65	$2.20

Dividends declared per common share	$1.0740	$1.0680	$1.425	$1.417	$1.406	$1.390	$1.374

Basic common shares outstanding	203,267	200,673	200,937	198,291	194,595	191,283	187,066

Diluted common shares outstanding	217,280	224,433	223,561	217,630	205,776	203,519	194,715

(1) Includes share-based compensation expense as follows:
Cost of sales	$6,325	$6,985	$9,010	$7,340	$8,234	$5,648	$6,825
Research and development	23,623	20,645	28,164	24,554	22,178	14,719	12,874
Selling, general and administrative	24,155	15,783	21,422	21,893	27,603	17,922	17,113

	As of December 31,		As of March 31,
	2015	2014	2015	2014	2013	2012	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$331,451	$456,339	$607,815	$466,603	$528,334	$635,755	$703,924
Cash and cash equivalents and short-term investments	1,007,900	1,122,458	1,958,869	1,344,785	1,578,597	1,459,009	1,243,496
Fixed assets, net	622,842	577,123	581,572	531,967	514,544	516,611	540,513
Total assets	5,446,553	4,628,917	4,780,713	4,067,630	3,851,405	3,083,776	2,968,058
Long-term debt and capital lease obligations, less current portion	2,419,057	1,337,876	1,839,975	999,436	983,385	355,050	327,949
Stockholders’ equity	2,126,344	2,256,289	2,061,026	2,135,461	1,933,470	1,990,673	1,812,438

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ATMEL

The following tables present selected historical consolidated financial data of Atmel as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and as of September 30, 2015 and for the nine-month periods ended September 30, 2015 and 2014. The consolidated financial statements of Atmel have been presented in accordance with U.S. GAAP.

The selected consolidated financial data as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 are derived from Atmel’s audited consolidated financial statements incorporated by reference into this proxy statement/prospectus. The selected consolidated financial data as of December 31, 2012, 2011 and 2010 and for each of the years in the two-year period ended December 31, 2011 are derived from Atmel’s audited consolidated financial statements not included or incorporated by reference herein.

The selected consolidated financial data of Atmel as of September 30, 2015 and for the nine-month periods ended September 30, 2015 and 2014 have been derived from the unaudited consolidated interim financial information incorporated by reference into this proxy statement/prospectus, which in the opinion of Atmel’s management, includes all adjustments necessary to present fairly Atmel’s results of operations and financial condition at the dates and for the periods presented. The results for the nine-month period ended September 30, 2015 are not necessarily indicative of the results of operations that you should expect for the entire year ended December 31, 2015, or any other period.

The financial information set forth below is only a summary that should be read in conjunction with the section entitled “Risk Factors” beginning on page 32 of this proxy statement/prospectus and Atmel’s consolidated financial statements, including the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and the Quarterly Reports on Form 10-Q for the periods ended March 31, 2015, June 30, 2015 and September 30, 2015 that Atmel previously filed with the SEC and that are incorporated by reference into this proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. See also the section entitled “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus for the location of information incorporated by reference in this proxy statement/prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands, except per share data and footnotes)
Income Statement Data:
Net revenue	$911,174	$1,067,380	$1,413,334	$1,386,447	$1,432,110	$1,803,053	$1,644,060
Cost of revenue	489,207	589,309	794,704	812,822	830,791	894,820	915,876

Income (loss) from operations before income taxes (1)(3)(4)	50,694	58,958	57,226	(513)	42,238	381,190	116,352
Net income (loss)	22,168	38,652	35,208	(22,055)	30,445	314,990	423,075
Less: net loss (income) attributable to noncontrolling interest, net of taxes	25	—	(3,013)	—	—	—	—
Net income (loss) attributable to Atmel	22,193	38,652	32,195	(22,055)	30,445	314,990	423,075
Basic net income (loss) per share attributable to Atmel
Net income (loss) per share	$0.05	$0.09	$0.08	$(0.05)	$0.07	$0.69	$0.92

Weighted average shares used in basic net income (loss) per share calculation	418,072	421,791	419,103	427,460	433,017	455,629	458,482
Diluted net income (loss) per share attributable to Atmel
Net income (loss) per share	$0.05	$0.09	$0.08	$(0.05)	$0.07	$0.68	$0.90

Weighted average shares used in diluted net income (loss) per share calculation	419,482	423,700	420,910	427,460	437,582	462,673	469,580

	As of September 30,	As of December 31,
	2015	2014	2013	2012	2011	2010
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$218,741	$206,937	$276,881	$293,370	$329,431	$501,455
Cash and cash equivalents and short-term investments	218,741	206,937	279,062	296,057	332,510	521,029
Fixed assets, net (2)	139,780	158,281	184,983	221,044	257,070	260,124
Total assets	1,300,898	1,362,304	1,352,526	1,433,533	1,526,598	1,650,042
Long-term debt and capital lease obligations, less current portion	55,000	75,002	7,010	5,602	4,599	3,976
Stockholders’ equity	861,307	869,999	937,927	996,638	1,082,444	1,053,056

(1)	Atmel recorded a loss on sale of assets of $99.8 million for the year ended December 31, 2010 related to the sale of its manufacturing operations in Rousset, France and the sale of its Secure Microcontroller Solutions business. Atmel recorded an income tax benefit related to release of valuation allowances of $116.7 million related to certain deferred tax assets, and recorded an additional benefit to income tax expense of approximately $151.2 million related to the release of previously accrued penalties and interest on the income tax exposures and a refund from the carryback of tax attributes for the year ended December 31, 2010.
(2)	Fixed assets, net was reduced as of December 31, 2014, 2013 and 2010 as a result of the asset impairment charges of $25.3 million, $7.5 million and $11.9 million for the years then ended, respectively.
(3)	Atmel recorded pre-tax, share-based compensation expense of $38.9 million and $45.8 million for the nine months ended September 30, 2015 and 2014, respectively, and $59.7 million, $43.1 million, $72.4 million, $68.1 million and $60.5 million for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively, excluding acquisition-related stock compensation expenses.
(4)	Atmel recorded $10.6 million and $10.3 million for the nine months ended September 30, 2015 and 2014, respectively, and $13.8 million, $5.5 million, $7.4 million, $5.4 million and $1.6 million in acquisition-related charges for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined balance sheet and statements of income are presented to give effect to the acquisition of Atmel by Microchip. The pro forma information was prepared based on the historical financial statements and related notes of Microchip and Atmel (which are incorporated by reference in this document), as adjusted for the pro forma impact of applying the acquisition method of accounting in accordance with U.S. GAAP. The pro forma adjustments are based upon available information and assumptions that Microchip believes are reasonable. The allocation of the purchase price of the Atmel acquisition reflected in these unaudited pro forma combined financial statements has been based upon preliminary estimates of the fair value of assets acquired and liabilities assumed. The pro forma adjustments are therefore preliminary and have been prepared to illustrate the estimated effect of the acquisition.

The unaudited pro forma combined balance sheet has been prepared to reflect the transaction as if the transaction had occurred on December 31, 2015. The unaudited pro forma combined statements of income combine the results of operations of Microchip and Atmel for the fiscal year ended March 31, 2015 and the nine months ended December 31, 2015 as if the transaction had occurred on April 1, 2014.

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been achieved had Microchip and Atmel been a combined company during the respective periods presented. These unaudited pro forma combined financial statements should be read in conjunction with Microchip’s historical consolidated financial statements and related notes included in its Form 10-K for the fiscal year ended March 31, 2015 filed on May 27, 2015 and in its Form 10-Q for the period ended December 31, 2015 filed on February 5, 2016 as well as Atmel’s historical consolidated financial statements and related notes included in its Form 10-K for the fiscal year ended December 31, 2014 filed on February 26, 2015 and in its Form 10-Q for the period ended September 30, 2015 filed on October 30, 2015. Certain reclassifications have been made to the historical presentation of Atmel to conform to the presentation used in the unaudited pro forma condensed combined financial statements, as further described in Note 5.

The unaudited pro forma combined financial statements were prepared using the acquisition method of accounting with Microchip treated as the acquiring entity. Accordingly, the aggregate value of the consideration paid by Microchip to complete the acquisition will be allocated to the assets acquired and liabilities assumed from Atmel based upon their estimated fair values on the closing date of the acquisition. As of the date of this joint proxy statement/prospectus, Microchip has not completed the detailed valuations necessary to estimate the fair value of the assets acquired and the liabilities assumed from Atmel and the related allocations of purchase price, nor has Microchip identified all adjustments necessary to conform Atmel’s accounting policies to Microchip’s accounting policies. Additionally, a final determination of the fair value of assets acquired and liabilities assumed from Atmel will be based on the actual net tangible and intangible assets and liabilities of Atmel that existed as of the closing date. Accordingly, the pro forma purchase price adjustments presented herein are preliminary, and may not reflect any final purchase price adjustments made. Microchip estimated the fair value of Atmel’s assets and liabilities based on discussions with Atmel’s management, due diligence and preliminary work performed by third-party valuation specialists. As the final valuations are being performed, increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments, which may result in material differences from the information presented herein.

Microchip expects to incur costs and realize benefits associated with integrating the operations of Microchip and Atmel. The unaudited pro forma combined financial statements do not reflect the costs of any integration activities or any benefits that may result from operating efficiencies or revenue synergies. The unaudited pro forma condensed combined statement of operations does not reflect any non-recurring charges directly related to the acquisition that the combined company may incur upon completion of the transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2015

(in thousands)

	12/31/2015 Microchip Historical	9/30/2015 Atmel Historical	Pro Forma Adjustments (Note 6)	Footnote (Note 6)	Pro Forma Combined
ASSETS
Cash and cash equivalents	$331,451	$218,741	$(108,562)	(1)	$441,630
Short-term investments	676,449	—	(676,449)	(1)	—
Accounts receivable, net	248,006	202,221	—		450,227
Inventories	319,524	267,626	275,000	(2)	862,150
Prepaid expenses and other current assets	57,291	37,527	—		94,818

Total current assets	1,632,721	726,115	(510,011)		1,848,825
Property, plant and equipment, net	622,842	139,780	—		762,622
Long-term investments	1,389,989	—	(1,389,989)	(1)	—
Goodwill	1,011,227	189,565	1,289,024	(3)	2,489,816
Intangible assets, net	654,574	41,361	1,509,739	(4)	2,205,674
Long-term deferred tax assets	18,910	158,691	—		177,601
Other assets	116,290	45,386	—		161,676

Total assets	$5,446,553	$1,300,898	$898,763		$7,646,214

LIABILITIES AND EQUITY
Accounts payable	$69,059	$72,153	$—		$141,212
Accrued liabilities	111,273	119,707	68,100	(5)	299,080
Current portion of long-term debt	—	9,367	—		9,367
Deferred income on shipments to distributors	163,582	52,144	(52,144)	(6)	163,582

Total current liabilities	343,914	253,371	15,956		613,241
Senior convertible debentures	1,203,048	—	—		1,203,048
Junior convertible debentures	194,974	—	—		194,974
Long-term line of credit	1,008,452	55,000	912,653	(7)	1,976,105
Long-term income tax payable	106,081	49,644	—		155,725
Long-term deferred tax liability	422,667	—	233,859	(8)	656,526
Other long-term liabilities	41,073	81,576	—		122,649
Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	203	420	(420)	(9)	203
Additional paid-in capital	1,385,815	783,097	(185,495)	(9)	1,983,417
Treasury stock	(837,387)	—	—		(837,387)
Accumulated other comprehensive loss	(10,665)	(15,144)	15,144	(9)	(10,665)
Retained earnings	1,588,378	89,946	(89,946)	(9)	1,588,378

Total stockholders’ equity	2,126,344	858,319	(260,717)		2,723,946
Non-controlling interest	—	2,988	(2,988)	(9)	—

Total equity	2,126,344	861,307	(263,705)		2,723,946

Total liabilities and equity	$5,446,553	$1,300,898	$898,763		$7,646,214

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

(in thousands, except per share amounts)

	Nine Months Ended 12-31-2015 Microchip Historical	Nine Months Ended 09-30-2015 Atmel Historical	Pro Forma Adjustments (Note 6)	Footnote (Note 6)	Pro Forma Combined
Net sales	$1,615,687	$911,174	$—		$2,526,861
Cost of sales	713,002	489,207	—		1,202,209

Gross profit	902,685	421,967	—		1,324,652

Operating expenses:
Research and development	276,958	174,959	—		451,917
Selling, general and administrative	223,377	186,812	—		410,189
Amortization of acquired intangible assets	126,764	7,500	162,500	(A)	296,764
Special (income) charges, net	3,187	6,919	—		10,106

	630,286	376,190	162,500		1,168,976

Operating income	272,399	45,777	(162,500)		155,676
Losses on equity method investments	(289)	—	—		(289)
Other income (expense):
Interest income	18,610	277	(18,460)	(B)	427
Interest expense	(77,203)	(2,155)	(18,825)	(C)	(98,183)
Other (expense) income, net	10,163	6,795	—		16,958

Income before income taxes	223,680	50,694	(199,785)		74,589
Income tax (benefit) provision	(32,890)	28,526	(54,420)	(D)	(58,784)

Net income	256,570	22,168	(145,365)		133,373
Less: Net loss attributable to noncontrolling interests	207	25	—		232

Net income attributable to common stockholders	$256,777	$22,193	$(145,365)		$133,605

Basic net income per common share attributable to common stockholders	$1.26	$0.05			$0.62

Diluted net income per common share attributable to common stockholders	$1.18	$0.05			$0.59

Basic common shares outstanding	203,267	418,072	(407,388)	(E)	213,951

Diluted common shares outstanding	217,280	419,482	(408,762)	(E)	228,000

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2015

(in thousands, except per share amounts)

	Year Ended 03-31-2015 Microchip Historical	Year Ended 12-31-2014 Atmel Historical	Pro Forma Adjustments (Note 6)	Footnote (Note 6)		Pro Forma Combined
Net sales	$2,147,036	$1,413,334	$—			$3,560,370
Cost of sales	917,472	794,704	—			1,712,176

Gross profit	1,229,564	618,630	—			1,848,194

Operating expenses:
Research and development	349,543	274,568	—			624,111
Selling, general and administrative	274,815	262,031	—			536,846
Amortization of acquired intangible assets	176,746	8,900	208,100	(A)		393,746
Special (income) charges, net	2,840	13,900	—			16,740

	803,944	559,399	208,100			1,571,443

Operating income	425,620	59,231	(208,100)			276,751
Losses on equity method investments	(317)	—	—			(317)
Other income (expense):
Interest income	19,527	1,721	(19,327)	(B	)	1,921
Interest expense	(62,034)	(2,618)	(25,100)	(C)		(89,752)
Loss on retirement of convertible debentures	(50,631)	—	—			(50,631)
Other income (expense), net	13,742	(1,108)	—			12,634

Income before income taxes	345,907	57,226	(252,527)			150,606
Income tax (benefit) provision	(19,418)	22,018	(68,463)	(D)		(65,863)

Net income	365,325	35,208	(184,064)			216,469
Less: Net loss (income) attributable to noncontrolling interests	3,684	(3,013)	—			671

Net income attributable to common stockholders	$369,009	$32,195	$(184,064)			$217,140

Basic net income per common share attributable to common stockholders	$1.84	$0.08				$1.03

Diluted net income per common share attributable to common stockholders	$1.65	$0.08				$0.93

Basic common shares outstanding	200,937	419,103	(408,393)	(E)		211,647

Diluted common shares outstanding	223,561	420,910	(410,153)	(E)		234,318

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1—DESCRIPTION OF THE TRANSACTION

On January 19, 2016, Microchip and Atmel announced that Microchip had signed a definitive agreement to acquire Atmel for $8.15 per share in a combination of cash and Microchip’s common stock. The acquisition price represents a total equity value of about $3.55 billion, and a total enterprise value of about $3.40 billion, after excluding Atmel’s cash and investments net of debt on its balance sheet of approximately $155.0 million at September 30, 2015.

Under the terms of the agreement, stockholders of Atmel will receive $7.00 per share in cash and $1.15 per share in Microchip’s common stock, valued at the average closing price for a share of Microchip’s common stock for the ten most recent trading days ending on the last trading day prior to the closing, with the maximum number of Microchip’s shares to be issued in the transaction being 13.0 million. To the extent that the number of Microchip’s shares issuable would exceed 13.0 million, the cash consideration per Atmel share will be increased such that the value of the combined cash and stock consideration will remain at $8.15 per share (as valued based upon the average closing price described in the previous sentence). Microchip expects to fund the cash portion of the purchase price through a combination of cash on its balance sheet and borrowings under its existing credit facility.

The transaction has been approved by the Board of Directors of each company and is expected to close in the second quarter of calendar year 2016, subject to approval by Atmel’s stockholders, regulatory approvals and other customary closing conditions. No approval by Microchip’s stockholders is required in connection with the transaction. The transaction is not subject to any financing conditions.

NOTE 2—BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma combined balance sheet has been prepared to reflect the transaction as of December 31, 2015. The unaudited pro forma combined statements of operations combine the results of operations of Microchip and Atmel for the fiscal year ended March 31, 2015 and the nine months ended December 31, 2015 as if the transaction had occurred on April 1, 2014. The unaudited pro forma combined balance sheet as of December 31, 2015 was prepared utilizing the Atmel historical balance sheet as of September 30, 2015. The unaudited pro forma combined statements of operations for the nine months ended December 31, 2015 and for the year ended March 31, 2015 was prepared utilizing the Atmel historical income statements for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively.

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been achieved had Microchip and Atmel been a combined company during the respective periods presented. These unaudited pro forma combined financial statements should be read in conjunction with Microchip’s historical consolidated financial statements and related notes included in its Form 10-K for the fiscal year ended March 31, 2015 filed on May 27, 2015 and in its Form 10-Q for the period ended December 31, 2015 filed on February 5, 2016 as well as Atmel’s historical consolidated financial statements and related notes included in its Form 10-K for the fiscal year ended December 31, 2014 filed on February 26, 2015 and in its Form 10-Q for the period ended September 30, 2015 filed on October 30, 2015. Certain reclassifications have been made to the historical presentation of Microchip and Atmel to conform to the presentation used in the unaudited pro forma condensed combined financial statements, as described below in Note 5.

Microchip expects to incur costs and realize benefits associated with integrating the operations of Microchip and Atmel. The unaudited pro forma combined financial statements do not reflect the costs of any integration activities or any benefits that may result from operating efficiencies or revenue synergies. The unaudited pro forma condensed combined statement of operations does not reflect any non-recurring charges directly related to the acquisition that the combined company may incur upon completion of the transaction.

NOTE 3—ESTIMATED PRELIMINARY PURCHASE PRICE CONSIDERATION

The table below represents the total estimated preliminary purchase price consideration (amounts in thousands):

Total number of Atmel common shares outstanding as of September 30, 2015	420,292

$7.00 per share cash portion of purchase price	$2,942,044
$1.15 per share stock portion of purchase price	483,336
Payment for vested share-based payment awards	8,309
Exchange of unvested share-based payment awards	114,266

$3,547,955

NOTE 4—ESTIMATED PRELIMINARY PURCHASE PRICE ALLOCATION

The table below represents the estimated preliminary purchase price allocation (amounts in thousands):

Fair Value
Assets acquired
Cash and cash equivalents	$218,741
Accounts receivable, net	202,221
Inventories	542,626
Prepaid expenses and other current assets	37,527
Property, plant and equipment, net	139,780
Goodwill	1,478,589
Intangible assets	1,551,100
Long-term deferred tax asset	158,691
Other assets	45,386

Total assets acquired	4,374,661

Liabilities assumed
Accounts payable	(72,153)
Other current liabilities	(197,174)
Long-term line of credit	(192,300)
Long-term deferred tax liabilities	(233,859)
Long-term income tax payable	(49,644)
Other long-term liabilities	(81,576)

Total liabilities assumed	(826,706)

Purchase price allocated	$3,547,955

The final determination of the purchase price allocation will be based on the actual net tangible and intangible assets of Atmel as of the close of the acquisition and completion of the valuation of such net assets. Microchip anticipates that the final purchase price allocation will differ from that shown above.

NOTE 5—RECLASSIFICATION ADJUSTMENTS

Certain reclassifications have been made to the historical presentation of Atmel to conform to the presentation used in the unaudited pro forma condensed combined financial statements. They include the following:

Unaudited pro forma condensed combined balance sheet

•	Approximately $54.1 million reclassified from prepaids and other current assets to long-term deferred tax assets.

•	Approximately $104.6 million reclassified from other assets to long-term deferred tax assets.

•	Approximately $49.6 million reclassified from other long-term liabilities to long-term income tax payable.

Unaudited pro form condensed combined statements of income

•	Amortization of acquired intangible assets includes approximately $7.5 million for the nine months ended September 30, 2015 and approximately $8.9 million for the year ended December 31, 2015 that were included in acquisition-related charges in Atmel’s historical income statements.

•	Interest expense includes approximately $2.2 million and $2.6 million for the nine months ended September 30, 2015 and year ended December 31, 2015, respectively, that were included in interest and other income (expense), net in Atmel’s historical income statements.

•	Interest income includes approximately $0.3 million and $1.7 million for the nine months ended September 30, 2015 and year ended December 31, 2015, respectively, that were included in interest and other income (expense), net in Atmel’s historical income statements.

NOTE 6—PRO FORMA ADJUSTMENTS

The following is a description of the unaudited pro forma adjustments reflected in the unaudited pro forma condensed combined financial statements:

Adjustments to the pro forma condensed combined balance sheet:

(1) The pro forma adjustments to cash and cash equivalents, short-term and long-term investments reflects the cash paid for the acquisition as follows (amounts in thousands):

Cash portion of purchase consideration	$2,950,353
Proceeds from line of credit	(775,353)

Total cash and cash equivalents, short-term and long-term investments used for purchase consideration	$2,175,000

(2) The pro forma adjustment to inventory reflects approximately $275 million of fair value write-up of acquired inventory at the assumed acquisition date. The increased valuation of the inventory will increase cost of sales as the acquired inventory is sold after the closing date of the acquisition. There is no continuing effect of the acquired inventory adjustment on the combined operating results and, as such, this adjustment is not included in the unaudited pro forma condensed combined statements of income.

(3) The pro forma adjustment to goodwill includes the following (amounts in thousands):

Elimination of Atmel’s historical goodwill balance	$ (189,565)
Addition of goodwill as a result of the estimated preliminary purchase price allocation	1,478,589

Total pro forma adjustment to goodwill	$1,289,024

(4) The pro forma adjustment to intangible assets, net includes the following (amounts in thousands):

Elimination of Atmel’s historical intangible asset balance	$ (41,361)
Addition of intangible assets as a result of the estimated preliminary purchase price allocation (1)	1,551,100

Total pro forma adjustment to intangible assets, net	$1,509,739

(1)	The addition of intangible assets as a result of the estimated preliminary purchase price allocation is comprised of the following:

	Estimated useful life (in years)	(in thousands)

Developed technology	10-15	$988,400
In-process technology	10-15	114,500
Customer relationships	5	435,900
Product backlog	1-2	12,300

Total purchased intangible assets		$1,551,100

(5) The pro forma adjustments to accrued liabilities include the following (amounts in thousands):

Non-recurring acquisition related costs	$42,000
Accrual for payments due to distributors for price adjustments (1)	26,100

Total pro forma adjustments to accrued liabilities	$68,100

(1)	Represents estimated future claims for sales to distributors for which revenue is recognized on a sell-through basis, primarily in the U.S. and Europe.

(6) The pro forma adjustment to deferred income to distributors reflects the amount of deferred margin recorded by Atmel which Microchip will not recognize subsequent to the acquisition.

(7) The pro forma adjustments to the long-term line of credit include the following (amounts in thousands):

Portion of purchase consideration funded by the long-term line of credit	$775,353
Payment related to the termination of the Dialog and Atmel merger agreement	137,300

Total pro forma adjustments to the long-term line of credit	$912,653

(8) The pro forma adjustments to long-term deferred tax liabilities include deferred tax liabilities (assets) established on the following preliminary purchase price allocation adjustments (amounts in thousands):

Inventory	$101,338
Purchased intangible assets	142,932
Accrued liabilities	(29,626)
Deferred income on shipments to distributors	19,215

Total pro forma adjustments to long-term deferred tax liabilities	$233,859

(9) The pro forma adjustments to total equity include the following (amounts in thousands):

Elimination of pre-acquisition Atmel equity balances	$(861,307)
Impact of shares to be delivered as part of the stock portion of purchase consideration	597,602

Total pro forma adjustment to total equity	$(263,705)

Adjustments to the pro forma condensed combined statements of income:

(A) The amortization of acquired intangible assets pro forma adjustments are as follows (amounts in thousands):

	Nine months ended December 31, 2015	Year ended March 31, 2015

Elimination of Atmel’s historical acquired intangible asset amortization	$(7,500)	$(8,900)
Addition of the Microchip’s estimated acquired intangible asset amortization	170,000	217,000

Total pro forma amortization of acquired intangible assets adjustments	$162,500	$208,100

(B) The pro forma adjustments to interest income relates to the lost interest income of Microchip as a result of the $2.175 billion of Microchip’s cash used to fund the transaction.

(C) The pro forma adjustment to interest expense relates to the interest charge on additional borrowings under Microchip’s revolving credit facility. The interest was calculated using a 2.75% interest rate on approximately $912.7 million of borrowings against the line of credit. The effect on pro forma net income utilizing an interest rate of 2.625% would be approximately $0.5 million and $0.7 million for the nine months ended December 31, 2015 and the year ended March 31, 2015, respectively. The effect on pro forma net income utilizing an interest rate of 2.875% would be approximately $(0.5) million and $(0.7) million for the nine months ended December 31, 2015 and the year ended March 31, 2015, respectively.

(D) The pro forma adjustments to income tax provision (benefit) are as follows (amounts in thousands):

	Assumed tax rate applied		Nine months ended December 31, 2015	Year ended March 31, 2015
Elimination of Atmel’s historical acquired intangible asset amortization	25	%(1)	1,875	2,225
Addition of Microchip’s estimated acquired intangible asset amortization	25	%(1)	(42,500)	(54,250)
Lost interest income and interest expense on line of credit borrowings	37	%(2)	(13,795)	(16,438)

Total pro forma adjustments to income tax provision			$(54,420)	$(68,463)

(1)	25% is the assumed tax rate of Atmel’s ongoing business activities
(2)	37% is the assumed combined U.S, federal and state tax rate

(E) The pro forma adjustments to basic and diluted common shares outstanding were calculated based on a conversion ratio of .0255. This conversion ratio was calculated by dividing the $1.15 per share equity portion of the purchase consideration by an assumed Microchip stock price of $45.00.

(in thousands, except ratios)	Nine months ended December 31, 2015	Year ended March 31, 2015
Basic common shares outstanding—Atmel historical	418,072	419,103
Exchange ratio	0.0255	0.0255

	10,684	10,710
Microchip’s historical basic common shares outstanding	203,267	200,937

Pro forma basic common shares outstanding	213,951	211,647

Diluted common shares outstanding—Atmel historical	419,482	420,910
Exchange ratio	0.0255	0.0255

	10,720	10,757
Microchip’s historical diluted common shares outstanding	217,280	223,561

Pro forma diluted common shares outstanding	228,000	234,318

UNAUDITED COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The table set forth below contains selected unaudited historical, pro forma and pro forma equivalent per share information for shares of Microchip common stock and shares of Atmel common stock. The unaudited pro forma and pro forma equivalent per share information gives effect to the Merger as if it had occurred on December 31, 2015 for book value per share data and April 1, 2014 for net earnings per share data.

Historical per Share Data for Microchip Common Stock and Atmel Common Stock

The historical per share data for shares of Microchip common stock and shares of Atmel common stock below is derived from the audited consolidated financial statements of each of Microchip and Atmel as of and for the year ended March 31, 2015 and December 31, 2014, respectively, and the unaudited condensed consolidated financial statements of Microchip as of and for the nine months ended December 31, 2015 and Atmel as of and for the nine months ended September 30, 2015.

Combined Unaudited Pro Forma per Share Data for Microchip Common Stock

The combined unaudited pro forma per share data for Microchip common stock is extracted from the pro forma combined financial information appearing elsewhere in this proxy statement/prospectus. The pro forma combined financial information is based on, and should be read in conjunction with, the historical consolidated financial statements and accompanying notes of each of Microchip and Atmel for the applicable periods, which are incorporated by reference into this proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 19 of this proxy statement/prospectus for more information.

The combined unaudited pro forma per share data for Microchip common stock does not purport to represent what Microchip’s actual results of operations or financial condition would have been had the acquisition occurred on the dates assumed, nor is it necessarily indicative of Microchip’s future results of operations or financial condition. In particular, the unaudited pro forma combined financial information does not reflect the effect of anticipated cost and revenue synergies associated with the combination of Microchip and Atmel.

Combined Unaudited Pro Forma per Atmel Equivalent Share Data

The combined unaudited pro forma per Atmel equivalent share data set forth below shows the effect of the Merger from the perspective of an owner of Atmel common stock.

Generally

You should read the below information in conjunction with the selected consolidated financial information of Microchip and Atmel included elsewhere in this proxy statement/prospectus, the historical consolidated financial statements of Microchip and related notes that have been filed with the SEC, certain of which are incorporated by reference into this proxy statement/prospectus, and the historical consolidated financial statements of Atmel and related notes that have been filed with the SEC, certain of which are incorporated by reference into this proxy statement/prospectus. See the sections entitled “Selected Historical Consolidated Financial Data of Microchip” beginning on page 15 of this proxy statement/prospectus, “Selected Historical Consolidated Financial Data of Atmel” beginning on page 17 of this proxy statement/prospectus and “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus.

	As of and for the nine months ended December 31, 2015	As of and for the year ended March 31, 2015
	($)
Microchip Historical Data:
Basic earnings per share	1.26	1.84
Diluted earnings per share	1.18	1.65
Cash dividends declared per share	1.074	1.425
Book value at the end of the period (in thousands)	2,126,344	2,061,026
Number of shares in issue at the end of the period (in thousands)	203,499	202,080
Book value per share	10.45	10.20
Unaudited Combined Unaudited Pro Forma per Microchip Equivalent Share Data:
Basic earnings per share	0.62	1.03
Diluted earnings per share	0.59	0.93
Cash dividends declared per share	1.074	1.425
Book value at the end of the period (in thousands)	2,725,117	N/A
Number of shares in issue at the end of the period (in thousands)	216,805	N/A
Book value per share	12.57	N/A
Unaudited Combined Unaudited Pro Forma per Atmel Equivalent Share Data:
Basic earnings per share	0.11	0.19
Diluted earnings per share	0.11	0.17
Cash dividends declared per share	0.19	0.26
Book value per share	2.28	N/A

	As of and for the nine months ended September 30, 2015	As of and for the year ended December 31, 2014
	($)
Atmel Historical Data:
Basic earnings per share	0.05	0.08
Diluted earnings per share	0.05	0.08
Cash dividends declared per share	0.12	0
Book value at the end of the period (in thousands)	861,307	869,999
Number of shares in issue at the end of the period (in thousands)	420,292	416,178
Book value per share	2.05	2.09

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION (UNAUDITED)

Shares of Microchip’s common stock are listed for trading on NASDAQ under the symbol “MCHP.” Shares of Atmel common stock are listed for trading on NASDAQ under the symbol “ATML.”

Historical Market Price Information

The following table sets forth, for the periods indicated, the intraday high and low sales prices per share of Microchip common stock and per share of Atmel common stock, in both cases as reported on NASDAQ.

On January 15, 2016, the last trading day before the execution of the Merger Agreement, the closing price of a share of Microchip common stock on NASDAQ was $40.52. On February 8, 2016, the last practicable trading day prior to the date of this proxy statement/prospectus, the closing price of a share of Microchip common stock on NASDAQ was $41.22.

On January 15, 2016, the last trading day before the execution of the Merger Agreement, the closing price of a share of Atmel common stock on NASDAQ was $7.90. On February 8, 2016, the last practicable trading day prior to the date of this proxy statement/prospectus, the closing price of a share of Atmel common stock on NASDAQ was $8.05.

On January 31, 2016, the last practicable day prior to the date of this proxy statement/prospectus, there were 203,501,339 Microchip common stock outstanding and 421,332,253 shares of Atmel common stock outstanding. As of such date, Microchip had 302 holders of record of its common stock and Atmel had 1,158 holders of record of its common stock.

	MCHP			ATML
	High	Low	Dividend Paid (per share)	High	Low	Dividend Paid (per share)
	($)			($)
Year Ended December 31, 2013
Quarter ended March 31, 2013	37.63	32.38	$0.3530	7.46	6.07	$0.00
Quarter ended June 30, 2013	38.35	33.72	$0.3535	8.40	5.89	$0.00
Quarter ended September 30, 2013	41.78	37.18	$0.3540	8.21	7.09	$0.00
Quarter ended December 31, 2013	44.95	38.46	$0.3545	7.91	6.45	$0.00
Year Ended December 31, 2014
Quarter ended March 31, 2014	48.47	43.14	$0.3550	8.91	7.31	$0.00
Quarter ended June 30, 2014	49.72	45.45	$0.3555	9.76	7.48	$0.00
Quarter ended September 30, 2014	50.04	44.78	$0.3560	9.57	7.74	$0.00
Quarter ended December 31, 2014	47.26	36.92	$0.3565	8.68	6.32	$0.00
Year Ended December 31, 2015
Quarter ended March 31, 2015	52.44	42.50	$0.3570	9.11	7.65	$0.04
Quarter ended June 30, 2015	50.71	44.26	$0.3575	10.50	7.30	$0.04
Quarter ended September 30, 2015	47.96	37.77	$0.3580	9.91	5.84	$0.04
Quarter ended December 31, 2015	49.84	41.35	$0.3585	8.80	7.14	$0.00

Recent Closing Prices and Comparative Market Price Information

The following table presents the closing prices of Microchip common stock and Atmel common stock on NASDAQ on January 15, 2016, the last trading day before the announcement of the execution of the Merger Agreement, and February 8, 2016, the most recent practicable date prior to the date of this proxy statement/prospectus. The table also presents the closing prices of Microchip common stock on each such date, calculated by averaging the closing prices for shares of Microchip common stock on each of the trading days during the period of ten trading days ending on the last trading day prior to such date. The table also presents the per share

Stock Consideration that an Atmel stockholder would be entitled to receive as part of the Merger Consideration using the ten-trading day average closing price of Microchip common stock ending on the last trading day prior to such date and assuming that the total number of shares of Microchip common stock issuable to stockholders of Atmel does not exceed 13.0 million.

	Microchip Common Stock (Close)	Microchip Common Stock (Ten-Trading Day Average Close)	Atmel Common Stock (Close)	Per Share Stock Consideration
January 15, 2016	$40.52	$42.80	$7.90	0.026872
February 8, 2016	$41.22	$43.17	$8.05	0.026641

The market prices of shares of Microchip and Atmel common stock fluctuate. The per share Stock Consideration, and the number of shares of Microchip common stock received by a holder of Atmel common stock, will be determined based on the average ten-trading day Microchip common stock closing price ending on the last trading day immediately prior to the Closing. In addition, Microchip will not issue more than 13.0 million shares of Microchip common stock in the Merger; and to the extent that the number of shares of Microchip common stock issuable in the Merger would exceed 13.0 million shares, the Cash Consideration per share of Atmel common stock will be increased such that the value of the combined Cash Consideration and Stock Consideration will remain at $8.15 per share (based upon the average price described in the previous sentence). Therefore, the value of the Stock Consideration on the last trading day immediately prior to the Closing may be higher or lower than the value of the Stock Consideration on the Closing Date and holders of Atmel common stock could receive more than $7.00 per share in cash. As a result, we urge you to obtain current market quotations of Microchip and Atmel common stock.

Dividend Policy

Microchip’s Dividend Policy: The holders of Microchip common stock will receive dividends if and when declared by the Microchip Board out of legally available funds or, in the case of stock dividends, out of authorized and available shares of Microchip common stock. Microchip has been declaring and paying quarterly cash dividends on Microchip common stock since the third quarter of its fiscal year ended March 31, 2003. Microchip’s total cash dividends paid were $286.5 million, $281.2 million and $273.8 million in its fiscal years ended March 31, 2015, 2014 and 2013, respectively. The Microchip Board is free to change Microchip’s dividend practices at any time and to increase or decrease the dividend paid, or not to pay a dividend, on Microchip common stock on the basis of Microchip’s results of operations, financial condition, cash requirements and future prospects, and other factors deemed relevant by the Microchip Board. Microchip’s current intent is to provide for ongoing quarterly cash dividends depending upon market conditions and Microchip’s results of operations.

Atmel’s Dividend Policy. Prior to 2015, Atmel had never declared or paid any cash dividends on its capital stock. On February 4, 2015, Atmel announced the initiation of a quarterly cash dividend, commencing in the first quarter of 2015. The Merger Agreement prohibits Atmel from authorizing or paying dividends or making distributions on its capital stock, so Atmel does not expect to pay dividends for as long as the Merger Agreement is in effect. In addition, Atmel’s credit agreement limits its and its subsidiaries’ ability to pay dividends or make any other distribution or payment on account of Atmel’s capital stock.

RISK FACTORS

In addition to the other information included and incorporated by reference in this proxy statement/prospectus, including the matters addressed in the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 42 of this proxy statement/prospectus, you should carefully consider the following risks before deciding whether to vote for the adoption of the Merger Agreement. In addition, you should read and consider the risks associated with each of the businesses of Microchip and Atmel because these risks will also affect Microchip after the Merger. These risks can be found in the Annual Reports on Form 10-K for Microchip for the fiscal year ended March 31, 2015, and for Atmel for the fiscal year ended December 31, 2014, and any amendments thereto, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. The risks and uncertainties described below are not the only risks and uncertainties the parties may face. Additional risks and uncertainties not presently known to the parties, or that the parties currently consider immaterial, could also negatively affect the business, financial condition, results of operations, prospects, profits and stock prices of Microchip (including after the Merger) or Atmel. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus.

Risk Factors Relating to the Merger

Because the market price of Microchip common stock will fluctuate, Atmel stockholders cannot be sure of the number of shares of Microchip common stock they will receive at the time of the special meeting or at any time prior to the Closing of the Merger.

Upon completion of the Merger, each share of Atmel common stock will be converted into the right to receive Merger Consideration consisting of shares of Microchip common stock and cash pursuant to the terms of the Merger Agreement. The value of the Merger Consideration to be received by Atmel stockholders will equal $8.15 per share, subject to adjustment in certain cases as further discussed under the section entitled “The Merger Agreement—The Merger” beginning on page 99 of this proxy statement/prospectus. However, the number of shares of Microchip common stock that an Atmel stockholder will receive upon completion of the Merger will be based on the average of the closing price for a share of Microchip common stock for the ten most recent trading days ending on the last trading day immediately prior to the Closing. This average price may vary from the closing price of Microchip common stock on the date we announced the Merger, on the date that this proxy statement/prospectus was mailed to Atmel stockholders, on the date of the special meeting and on the Closing Date. Any change in the market price of Microchip common stock prior to completion of the Merger will affect the number of shares of Microchip common stock that Atmel stockholders will receive upon completion of the Merger. In addition, Microchip will not issue more than 13.0 million shares of Microchip common stock in the Merger. Accordingly, at the time of the special meeting, Atmel stockholders will not necessarily know or be able to calculate the number of any shares of Microchip common stock they would receive upon completion of the Merger. Neither company is permitted to terminate the Merger Agreement or resolicit the vote of Atmel’s stockholders solely because of changes in the market prices of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of Microchip common stock and for shares of Atmel common stock.

The Merger is subject to a number of conditions, some of which are outside of the parties’ control, and, if these conditions are not satisfied, the Merger Agreement may be terminated and the Merger may not be completed.

The Merger Agreement contains a number of conditions that must be fulfilled to complete the Merger. These conditions include, among other customary conditions, adoption by Atmel stockholders of the Merger Agreement, no action being taken by any governmental entity having jurisdiction enjoining or otherwise prohibiting consummation of the Merger or instituting proceedings seeking the same, no law having been passed by any governmental entity making the consummation of the Merger illegal, receipt of certain specified regulatory approvals, approval by NASDAQ for listing of the shares of Microchip common stock to be issued in the Merger, accuracy of representations and warranties of the parties to the applicable standard provided by the Merger Agreement, no event occurring that had or would reasonably be expected to have a Material Adverse Effect (as defined below) on Microchip or Atmel, compliance by the parties with their covenants in the Merger Agreement in all material respects and the effectiveness of the registration statement of which this proxy statement/prospectus forms a part.

The required satisfaction of the foregoing conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause Microchip not to realize some or all of the benefits that the parties expect Microchip to achieve following the Merger. Further, there can be no assurance that the conditions to Closing will be satisfied or waived or that the Merger will be completed.

In addition, if the Merger is not completed by July 17, 2016 (subject to a potential extension to October 15, 2016), either Microchip or Atmel may choose to terminate the Merger Agreement. Microchip or Atmel may also elect to terminate the Merger Agreement in certain other circumstances, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the Closing, before or after stockholder approval, as applicable. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 119 of this proxy statement/prospectus for a more detailed description of these circumstances.

Failure to complete the Merger could negatively affect the share prices and the future business and financial results of either or both of Microchip and Atmel.

If the Merger is not completed, the ongoing businesses of either or both of Microchip and Atmel may be adversely affected. Additionally, if the Merger is not completed and the Merger Agreement is terminated, in certain circumstances Microchip may be required to pay Atmel a termination fee of $250.0 million and Atmel may be required to pay Microchip a termination fee of $137.3 million. Additionally, in the event that either Microchip or Atmel terminates the Merger Agreement as a result of the failure by Atmel’s stockholders to approve the Merger, Atmel must reimburse Microchip for reasonable out-of-pocket costs incurred in connection with the Merger up to $20.0 million. See the sections entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 119 of this proxy statement/prospectus and “The Merger Agreement—Termination Fees” beginning on page 120 of this proxy statement/prospectus for a more detailed description of these circumstances. In addition, Microchip and Atmel have incurred and will continue to incur significant transaction expenses in connection with the Merger regardless of whether the Merger is completed. Furthermore, Microchip or Atmel may experience negative reactions from the financial markets, including negative impacts on their stock prices, or negative reactions from their customers, suppliers or other business partners, should the Merger not be completed.

The foregoing risks, or other risks arising in connection with the failure to consummate the Merger, including the diversion of management attention from conducting the business of the respective companies and pursuing other opportunities during the pendency of the Merger, may have a material adverse effect on the businesses, operations, financial results and stock prices of Microchip and Atmel. Either or both of Microchip or Atmel could also be subject to litigation related to any failure to consummate the Merger or any related action that could be brought to enforce a party’s obligations under the Merger Agreement.

Litigation against Microchip and Atmel, or the members of the Atmel Board, could prevent or delay the completion of the Merger or result in the payment of damages following completion of the Merger.

While Atmel and Microchip believe that any claims that may be asserted by purported stockholder plaintiffs related to the Merger would be without merit, the results of any such potential legal proceedings are difficult to predict, and could delay or prevent the Merger from becoming effective in a timely manner. The existence of litigation related to the Merger could affect the likelihood of obtaining the required approval from Atmel stockholders. Moreover, any litigation could be time consuming and expensive, could divert Microchip’s and Atmel’s management’s attention away from their regular business and, if any lawsuit is adversely resolved against either Microchip, Atmel or members of the Atmel Board (each of whom Atmel is required to indemnify pursuant to indemnification agreements), could have a material adverse effect on Microchip’s or Atmel’s financial condition.

One of the conditions to Closing is that no governmental entity having jurisdiction over Microchip or Atmel shall have issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting the completion of the Merger substantially on the terms contemplated by the Merger Agreement, that no law shall have been enacted or promulgated by any such governmental entity that makes the completion of the Merger illegal and that no such governmental entity shall have instituted proceedings seeking any such law or order. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed and a claimant secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting Microchip’s and/or Atmel’s ability to complete the Merger on the terms contemplated by the Merger Agreement, then such injunctive or other relief may prevent the Merger from becoming effective in a timely manner or at all.

The Merger Agreement contains provisions that limit Atmel’s ability to pursue alternatives to the Merger, could discourage a potential competing acquiror of Atmel from making an alternative transaction proposal and, in specified circumstances, could require Atmel to pay a termination fee to Microchip.

The Merger Agreement provides that Atmel shall not, and requires Atmel to refrain from, authorizing, directing or permitting its representatives to, solicit, participate in negotiations with respect to or approve or recommend any third-party proposal for an alternative transaction, subject to exceptions set forth in the Merger Agreement relating to the receipt of certain unsolicited offers. If the Merger Agreement is terminated by either party after the Atmel Board of directors has changed its recommendation regarding the Merger or due to Atmel’s material breach of its non-solicitation obligations, then Atmel may be required to pay a termination fee of $137.3 million to Microchip, which fee is in addition to the termination fee of $137.3 million previously paid to Dialog.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Atmel or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share cash or market value than the consideration in the Merger, or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to Atmel stockholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

If the Merger Agreement is terminated and Atmel determines to seek another business combination, Atmel may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.

The Merger is subject to the expiration of applicable waiting periods under and the receipt of approvals, consents or clearances from domestic and foreign antitrust regulatory authorities that may impose conditions that could have an adverse effect on Microchip or Atmel or, if not obtained, could prevent completion of the Merger.

Before the Merger may be completed, any waiting period (or extension thereof) applicable to the Merger must have expired or been terminated, and any approvals, consents or clearances required in connection with the Merger must have been obtained, in each case, under the HSR Act, and with the German Bundeskartellamt and the South Korean Fair Trade Commission, as applicable. In deciding whether to grant the required regulatory approval, consent or clearance, the relevant governmental entities will consider the effect of the Merger on competition within their relevant jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of Microchip’s business and which may adversely affect the financial position and prospects of Microchip and its ability to achieve the cost savings and other synergies projected to result from the Merger.

Under the Merger Agreement, Microchip and Atmel have agreed to use their reasonable best efforts to obtain any consents, clearances or approvals (provided that such actions do not reduce the reasonably anticipated benefits to Microchip, including anticipated synergies, of the Merger in an amount that is financially material relative to the value of Atmel and its subsidiaries, as a whole) and therefore may be required to comply with conditions or limitations imposed by governmental antitrust authorities. However, there can be no assurance that antitrust regulators will not impose unanticipated conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Merger or imposing additional costs on or limiting the revenues of Microchip following the completion of the Merger and which may adversely affect the financial position and prospects of Microchip and its ability to achieve the cost savings and other synergies projected to result from the Merger. In addition, neither Microchip nor Atmel can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Merger. For a more detailed description of the regulatory review process, see the section entitled “The Merger—Regulatory Clearances Required for the Merger” beginning on page 94 of this proxy statement/prospectus.

In connection with the Merger, the parties are seeking the approval of the French Ministry of the Economy, which may impose conditions that could have an adverse effect on Microchip or Atmel or, if not obtained, could subject Microchip and Atmel to significant penalties.

In connection with the Merger, the parties are seeking the approval of France’s Ministry of the Economy under Articles L. 151-3 and R.153-1 et seq. of the French Monetary and Financial Code. In deciding whether to grant the required regulatory approval, the Ministry of the Economy will consider, in particular, the effect of the Merger on the availability of certain products designed by Atmel’s French subsidiaries and used by the French government. The approval of the French Ministry of the Economy is not a condition to closing the Merger. However, the terms and conditions of the approval may impose requirements, limitations or costs or place restrictions on the conduct of Microchip’s business in France. There can be no assurance that the Ministry of the Economy will not impose unanticipated conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of imposing additional costs on or limiting the revenues of Microchip following the completion of the Merger and which may adversely affect the financial position and prospects of Microchip and its ability to achieve the cost savings and other synergies expected to result from the Merger. In addition, there can be no assurances that the approval of the Ministry of the Economy will be received or will be deemed obtained prior to the date on which Microchip is otherwise obligated to close the Merger. In the event that the approval is refused or is not received at such time, and the Merger is closed Microchip may be ordered to take all appropriate actions to restore the previous situation at its costs and may be subject to fines and other penalties imposed by the Ministry of the Economy in an amount which shall be proportionate to the seriousness of the breach up to a maximum amount representing twice the amount of investment.

Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, in consideration of the agreements made by the parties in the Merger Agreement, Atmel is prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Atmel and its stockholders.

Until the Merger is completed, the Merger Agreement restricts Atmel from taking specified actions without the consent of Microchip, and requires Atmel to operate in the ordinary course of business consistent with past practices. These restrictions may prevent Atmel from making appropriate changes to its businesses, retaining its workforces, paying dividends or pursuing attractive business opportunities that may arise prior to the completion of the Merger. See the section entitled “The Merger Agreement—Restrictions on Atmel’s Business Pending the Closing” beginning on page 106 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Atmel.

The opinion of Atmel’s financial advisor does not reflect changes in circumstances that may occur between the original signing of the Merger Agreement and the completion of the Merger.

Consistent with market practices, the Atmel Board has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus and does not expect to receive an updated, revised or reaffirmed opinion prior to the completion of the Merger. Changes in the operations and prospects of Atmel, general market and economic conditions and other factors that may be beyond the control of Atmel, and on which Atmel’s financial advisor’s opinion was based, may significantly alter the value of Atmel or the price of shares or Atmel common stock by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because Atmel’s financial advisor will not be updating its opinion, the opinion will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed. The Atmel Board’s recommendation that Atmel stockholders vote “FOR” the Merger Proposal, however, is made as of the date of this proxy statement/prospectus. For a description of the opinion that the Atmel Board received from its financial advisor, see the section entitled “The Merger—Opinion of Atmel’s Financial Advisor” beginning on page 78 of this proxy statement/prospectus.

Atmel stockholders have appraisal rights under Delaware law.

Under Delaware law, Atmel stockholders who do not vote in favor of adoption of the Merger Agreement and otherwise properly perfect their rights will be entitled to “appraisal rights” in connection with the Merger, which generally entitle stockholders to receive in lieu of the Merger Consideration a cash payment of an amount determined by the Court of Chancery equal to be the fair value of their Atmel common stock as of the Effective Time. The appraised value would be determined by the Court of Chancery and could be less than, the same as or more than the Merger Consideration. Under Delaware law, stockholders are generally entitled to statutory interest on an appraisal award at a rate equal to 5% above the Federal Reserve discount rate compounded quarterly from the Closing Date until the award is actually paid. Stockholders who have properly demanded appraisal rights must file a petition for appraisal with the Court of Chancery within 120 days after the effective date of the Merger. Should a material number of Atmel’s stockholders exercise appraisal rights and should the Court determine that the fair value of such shares of Atmel common stock is materially greater than the Merger Consideration, it could have a Material Adverse Effect on the financial condition and results of operation of the surviving corporation. For a more detailed description of the appraisal rights available to Atmel stockholders, see the section entitled “The Merger—Appraisal Rights” beginning on page 95 of this proxy statement/prospectus.

After the Merger, Atmel stockholders will have a significantly lower ownership and voting interest in Microchip than they currently have in Atmel, and will exercise less influence over management.

Based on the number of shares of Atmel common stock outstanding as of January 31, 2016, and the number of shares of Microchip common stock outstanding as of January 31, 2016, and assuming a ten-trading day average closing price of $43.17 (calculated based on the closing prices for the ten trading days ended on February 8, 2016, the most recent practicable range of trading days prior to the date of this proxy statement/prospectus), it is expected that, immediately after completion of the Merger, former Atmel stockholders will receive shares of Microchip common stock in the Merger representing approximately 5.23% of the outstanding shares of Microchip common stock. Consequently, Atmel stockholders will have substantially less influence over the management and policies of Microchip than they currently have over Atmel.

Some of the executive officers and directors of Atmel have interests in seeing the Merger completed that are different from, or in addition to, those of the other Atmel stockholders. Therefore, some of the executive officers and directors of Atmel may have a conflict of interest in recommending the proposals being voted on at the special meeting.

Certain of the executive officers of Atmel have arrangements that provide them with interests in the Merger that are different from, or in addition to, those of stockholders of Atmel generally. These interests include, among others, the possible continued employment of certain executive officers, the acceleration of vesting of certain equity-based awards, enhanced severance payments and/or benefits, and/or continuation of certain indemnification insurance in connection with the Merger. These interests may influence Atmel’s executive officers to support or approve the proposals to be presented at the special meeting.

In addition, certain directors of Atmel have interests in the Merger that are different from, or in addition to, those of stockholders of Atmel generally, including, the acceleration of vesting of certain equity-based awards. These interests may influence the directors of Atmel to support or approve the proposals to be presented at the special meeting.

See the section entitled “The Merger—Interests of Atmel’s Directors and Executive Officers in the Merger” beginning on page 88 of this proxy statement/prospectus for a more detailed description of these interests.

The shares of Microchip common stock to be received by Atmel stockholders as a result of the Merger will have different rights from the shares of Atmel common stock.

Upon completion of the Merger, Atmel stockholders will become stockholders of Microchip and their rights as stockholders will be governed by the Microchip Charter and the Microchip Bylaws. The rights associated with Atmel common stock are different from the rights associated with shares of Microchip common stock. See the section entitled “Comparison of Stockholders’ Rights” beginning on page 129 of this proxy statement/prospectus.

Risk Factors Related to Microchip Following the Merger

Although Microchip expects to realize certain benefits as a result of the Merger, there is the possibility that Microchip following the Merger may be unable to integrate successfully the business of Atmel to realize the anticipated benefits of the Merger or do so within the intended timeframe.

Microchip will be required to devote significant management attention and resources to integrating the business practices and operations of Atmel with Microchip. Due to legal restrictions, Microchip and Atmel have only been able to conduct limited planning regarding the integration of Atmel into Microchip after completion of the Merger and Microchip has not yet determined the exact nature of how the businesses and operations of Atmel will be run following the Merger. Potential difficulties Microchip may encounter as part of the integration process include the following:

•	the costs of integration and compliance and the possibility that the full benefits anticipated to result from the Merger will not be realized;

•	any delay in the integration of management teams, strategies, operations, products and services;

•	diversion of the attention of each company’s management as a result of the Merger;

•	differences in business backgrounds, corporate cultures and management philosophies that may delay successful integration;

•	the ability to create and enforce uniform standards, controls, procedures, policies and information systems;

•	the challenge of integrating complex systems, technology, networks and other assets of Atmel into those of Microchip in a manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger, including costs to integrate Atmel; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses.

Any of these factors could adversely affect the ability of Microchip following the Merger to maintain relationships with customers, suppliers, employees and other constituencies or its ability to achieve the anticipated benefits of the Merger or could reduce the earnings or otherwise adversely affect the business and financial results of Microchip after the Merger.

The Merger may not be accretive and may cause dilution to Microchip’s earnings per share, which may harm the market price of Microchip common stock following the Merger.

While the Merger is expected to be immediately accretive to Microchip’s future earnings per share, there can be no assurance with respect to the timing and scope of the accretive effect or whether it will be accretive at all. Microchip following the Merger could encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the Merger or a downturn in its business. All of these factors could cause dilution to Microchip’s earnings per share following the Merger or decrease the expected accretive effect of the Merger and cause a decrease in the price of shares of Microchip common stock following the Merger.

After paying the Cash Consideration to the former Atmel stockholders upon the Closing of the Merger, Microchip will have a substantially lower balance of cash, cash equivalents, short-term investments and long-term investments and increased borrowings under its credit agreement.

At December 31, 2015, Microchip’s balance of cash, cash equivalents, short-term investments and long-term investments held by its foreign subsidiaries was $2.381 billion and it balance of cash, cash equivalents, short-term investments and long-term investments available for its U.S. operations was approximately $16.6 million. Microchip’s credit agreement provides for borrowings of up to $2.774 billion, and at December 31, 2015, Microchip had $1.009 billion of outstanding borrowings under such credit agreement. Microchip currently expects to finance the purchase price of the Merger using approximately $2.175 billion of cash, cash equivalents, short-term investments and long-term investments held by certain of its foreign subsidiaries, approximately $782 million from additional borrowings under its credit agreement and approximately $485 million in newly issued shares of its common stock. The acquisition has been structured in a manner that is intended to enable Microchip to utilize a substantial portion of the cash, cash equivalents, short-term investments and long-term investments held by certain of its foreign subsidiaries in a tax efficient manner. Although Microchip believes its determinations with respect to the tax consequences of the Merger are reasonable, Microchip is regularly audited by the IRS and may be audited by other taxing authorities, and there can be no assurance as to the outcome of any such audit.

Microchip following the Merger will incur significant transaction and integration related costs in connection with the Merger.

Microchip expects to incur costs associated with integrating the operations of Atmel following the Closing. The amount of these costs could be material to the financial position and results of operations of Microchip following the Merger. A substantial amount of such expenses will be comprised of transaction costs related to the Merger, facilities and systems consolidation costs, and employee-related costs. Microchip will also incur fees and costs related to formulating integration plans and performing these activities. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset incremental transaction and other integration related costs in the near term.

Microchip may not have discovered undisclosed liabilities of Atmel.

Microchip’s due diligence review of Atmel may not have discovered undisclosed liabilities of Atmel. If Atmel has undisclosed liabilities, Microchip as a successor owner may be responsible for such undisclosed liabilities. Microchip has tried to control its exposure to undisclosed liabilities by obtaining certain protections under the Merger Agreement, including representations and warranties from Atmel regarding undisclosed liabilities, however, such representations and warranties expire by their terms on the completion of the Merger. There can be no assurance that such provisions in the Merger Agreement will protect Microchip against any undisclosed liabilities being discovered or provide an adequate remedy for any undisclosed liabilities that are discovered. Such undisclosed liabilities could have an adverse effect on the business and results of operations of Microchip and may adversely affect the value of Microchip common stock after the consummation of the Merger.

Atmel’s counterparties may acquire certain rights upon the Merger, which could negatively affect Microchip following the Merger.

Atmel is party to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) in the event of an “assignment” of the agreement or a “change in control” of Atmel or its subsidiaries. The definitions of “assignment” and “change in control” vary from contract to contract and, in some cases, the “assignment” or “change in control” provisions may be implicated by the Merger. If an “assignment” or “change in control” occurs, a counterparty may be permitted to terminate its contract with Atmel.

Whether a counterparty would have cancellation rights in connection with the Merger depends upon the language and governing law of its agreement with Atmel. Whether a counterparty exercises any cancellation rights it has would depend on, among other factors, such counterparty’s views with respect to the financial strength and business reputation of Microchip following the Merger and prevailing market conditions. Atmel cannot presently predict the effects, if any, if the Merger is deemed to constitute a change in control under certain of its contracts and other arrangements, including the extent to which cancellation rights would be exercised, if at all, or the effect on Microchip’s financial condition, results of operations or cash flows following the Merger, but such effect could be material.

Uncertainties associated with the Merger may cause a loss of employees and may otherwise materially adversely affect the future business and operations of Microchip following the Merger.

Microchip’s success following the Merger will depend upon the ability of Microchip to retain senior management and key employees of Microchip and Atmel following the Merger. In some of the fields in which Microchip and Atmel operate, there are only a limited number of people in the job market who possess the requisite skills, and it may be increasingly difficult for Microchip following the Merger to hire personnel over time. Microchip following the Merger will operate in many geographic locations, including Arizona, Silicon Valley, Germany, the United Kingdom, the rest of continental Europe, and parts of Asia, where the labor markets, especially for engineers, are particularly competitive. Atmel has experienced difficulty in hiring and retaining sufficient numbers of qualified management, manufacturing, technical, engineering, marketing, sales and support personnel in parts of its business. Furthermore, certain unvested stock awards and benefits held by Atmel employees may vest in connection with the Merger, and Microchip following the Merger may need to offer new awards and benefits to increase retention.

Current and prospective employees of Microchip and Atmel may experience uncertainty about their roles with Microchip following the Merger. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Microchip following the Merger. The loss of services of certain senior management or key employees of Microchip and Atmel or the inability to hire new personnel with the requisite skills could restrict the ability of Microchip following to develop new products or enhance existing products in a timely manner, to sell products to customers or to manage the business of Microchip following the Merger effectively. Also, the business, financial condition and results of operations of Microchip following the Merger could be materially adversely affected by the loss of any of its key employees, by the failure of any key employee to perform in his or her current position, or by Microchip’s inability to attract and retain skilled employees, particularly engineers.

Microchip following the Merger will have a more complex organizational structure, which could result in unfavorable tax or other consequences and could have an adverse effect on its net income and financial condition.

Microchip following the Merger will operate legal entities in many countries where it will conduct manufacturing, design and sales operations around the world. In some countries, it will maintain multiple entities for tax or other purposes. Changes in tax laws, regulations, and related interpretations in the countries in which it operates may adversely affect its results of operations. Microchip following the Merger will have many entities globally and may have unsettled intercompany balances between some of these entities that could result, if changes in law, regulations or related interpretations occur, in adverse tax or other consequences affecting its capital structure, intercompany interest rates and legal structure.

Future results of Microchip following the Merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The future results of Microchip following the Merger may be materially different from those shown in the unaudited pro forma financial information presented in this proxy statement/prospectus that show only a combination of Microchip’s and Atmel’s historical results. Microchip expects to incur significant costs associated with completing the Merger and integrating the operations of Atmel, and the exact magnitude of these costs is not yet known. Furthermore, these costs may decrease the amount of capital that could be used by Microchip for other purposes.

The financial analyses and forecasts considered by Microchip, Atmel and Atmel’s financial advisor may not be realized.

While the financial projections utilized by Microchip, Atmel and Atmel’s financial advisor in connection with the Merger were prepared in good faith based on information available at the time of preparation, no assurances can be made regarding future events or that the assumptions made in preparing such projections will accurately reflect future conditions. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results will likely differ, and may differ materially, from such projections, which could result in a material adverse effect on the business, financial condition, results of operations and prospects of Microchip following the Merger.

The business and operating results of Microchip could be harmed by the highly cyclical nature of the semiconductor industry.

Atmel and Microchip operate in the semiconductor industry. Historically, the semiconductor industry has been highly cyclical with recurring periods of diminished product demand. Significant downturns in the semiconductor industry are often experienced in connection with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles and declines in general economic conditions. Even if demand for the products and solutions of Atmel and Microchip remains constant after the completion of the Merger, a slowdown in the semiconductor industry may create competitive pressures that can degrade pricing levels and reduce revenues of Microchip following the Merger. Any failure to expand in cycle upturns to meet customer demand and delivery requirements or contract in cycle downturns at a pace consistent with cycles in the industry could have an adverse effect on the business of Microchip following the Merger.

Other Risk Factors of Microchip and Atmel

Microchip’s and Atmel’s businesses are and will be subject to the risks described above. In addition, Microchip and Atmel are, and will continue to be, subject to the risks described in Microchip’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015, and Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended and as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus for the location of information incorporated by reference in this proxy statement/prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Microchip’s and Atmel’s current beliefs, expectations or intentions regarding future events. These statements include forward-looking statements both with respect to Microchip and Atmel and the semiconductor industry. Statements that are not historical facts, including statements that use terms such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects,” “seeks,” “may,” “should,” “continue,” “targets,” “estimate,” “aims” and “will” and that relate to Microchip’s and Atmel’s plans and objectives for future operations, are forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this proxy statement/prospectus should not be considered as a representation by Microchip, Atmel or any other person that such objectives or plans will be achieved.

Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving Microchip and Atmel, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address events or developments that Microchip and Atmel expect or anticipate will occur in the future—including statements relating to integrating our companies, synergies, earnings per share, and the expected timetable for completing the proposed transaction—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Microchip and Atmel believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with (1) the outcome of any legal proceedings that could be instituted against Atmel or its directors related to the discussions with Microchip, Atmel’s merger agreement with Dialog, the Merger Agreement or any unsolicited proposal; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (3) the ability to obtain governmental and regulatory approvals of the Merger; (4) the possibility that the Merger does not close when expected or at all, or that Microchip or Atmel, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the Merger or to accept conditions that could adversely affect Microchip following the Merger or the expected benefits of the Merger; (5) the possibility that other competing offers or acquisition proposals will be made; (6) the ability to realize the expected synergies or savings from the proposed Merger in the amounts or in the timeframe anticipated; (7) the potential harm to Atmel’s customer, supplier, employee and other relationships caused by the announcement of the Merger Agreement or the Closing; (8) the ability to integrate Atmel’s businesses into that of Microchip in a timely and cost-efficient manner; (9) Microchip’s ability to develop and market products containing the respective technologies of Atmel and Microchip in a timely and cost-effective manner; (10) Microchip’s ability to protect intellectual property rights; (11) litigation (including intellectual property litigation in which Microchip may be involved or in which customers of Microchip following the Merger may be involved), and the possible unfavorable results of legal proceedings; (12) dependence on key personnel; (13) the inability to realize the anticipated benefits of acquisitions and restructuring activities, including in connection with the proposed Merger, or other initiatives in a timely manner or at all; (14) the development of the markets for Atmel’s and Microchip’s products; (15) risks related to Microchip’s ability to successfully implement its acquisition strategy; (17) the inherent uncertainty associated with financial projections; (18) disruptions in the availability of raw materials; (19) compliance with U.S. and international laws and regulations by Microchip and its distributors; (20) the market price and volatility of Microchip common stock; (21) the cyclical nature of the semiconductor industry; (22) an economic downturn in the semiconductor market; (23) consolidation occurring within the semiconductor industry; (24) general global macroeconomic and geo-political conditions; (25) financial market conditions; (26) business interruptions, natural disasters or terrorist acts; (27) the failure to obtain the necessary vote of Atmel stockholders; (28) the amount of costs fees, expenses and charges related to the Merger; and those additional risks and factors discussed in reports filed with the SEC by Microchip and Atmel.

Additional information concerning these and other risk factors is contained in Microchip’s and Atmel’s most recently filed Annual Reports on Form 10-K, as amended, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Microchip, Atmel, the proposed transaction or other matters attributable to Microchip or Atmel or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. You are cautioned not to place undue reliance on these forward-looking statements, which speak only to the date they are made. Microchip and Atmel are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.

THE ATMEL SPECIAL MEETING

Date, Time and Location

The special meeting of Atmel stockholders will be held on [●], 2016 at 8:00 a.m., local time, at Atmel’s headquarters located at 1600 Technology Drive, San Jose, California 95110.

Purpose

At the special meeting, holders of Atmel common stock as of the Record Date will be asked to consider and approve the following proposals:

1. The Merger Proposal: The proposal to adopt the Merger Agreement, which provides for the merger of Merger Sub with and into Atmel, with Atmel surviving the merger as an indirect wholly owned subsidiary of Microchip.

2. The Compensation Proposal: The proposal to approve, on a non-binding, advisory basis, the compensation payments that will or may be made to Atmel’s named executive officers in connection with the Merger.

3. The Adjournment Proposal: The proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Proposal.

The approval of the Merger Proposal by Atmel stockholders is a condition to the obligations of Microchip and Atmel to complete the Merger. The approval, on a non-binding, advisory basis, of the Compensation Proposal is not a condition to the obligations of Microchip or Atmel to complete the Merger. The approval of the Adjournment Proposal also is not a condition to the obligation of Microchip or Atmel to complete the Merger.

Atmel will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement.

Recommendation of the Atmel Board

The Atmel Board (1) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and are fair to, and in the best interest of, Atmel and its stockholders, (2) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (3) recommended that Atmel stockholders adopt the Merger Agreement, and (4) directed that the Merger Agreement be submitted to the Atmel stockholders for adoption at the special meeting.

Accordingly, the Atmel Board recommends that Atmel stockholders vote:

1.	“FOR” Proposal 1 to approve the Merger Proposal;
2.	“FOR” Proposal 2 to approve the Compensation Proposal; and
3.	“FOR” Proposal 3 to approve the Adjournment Proposal.

Record Date and Quorum

The Atmel Board has fixed the close of business on [●] as the Record Date. Stockholders of record as of the Record Date are entitled to notice of and to vote at the special meeting. As of the close of business on the Record Date, [●] shares of Atmel common stock were issued and outstanding and there were [●] holders of record of Atmel common stock. Each stockholder is entitled to one vote for each share of Atmel common stock held by such stockholder as of the Record Date.

Holders of a majority of the outstanding shares of Atmel common stock entitled to vote as of the Record Date must be present in person or represented by proxy at the special meeting in order to have the required quorum for transacting business. Abstentions are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business. Broker non-votes are not entitled to vote and, therefore, are not included for purposes of determining whether a quorum is present at the special meeting.

If you sell or transfer your shares of Atmel common stock after the Record Date but before the special meeting, you will retain your right to vote such shares of Atmel common stock at the special meeting unless you have transferred these rights via proxy to the acquirer of your shares. You are urged to vote by completing, signing, dating and mailing the enclosed proxy card in the envelope provided, or by Internet or telephone by following the instructions on the enclosed proxy card. If your shares of Atmel common stock are held in the name of your broker, bank or other nominee, you should submit voting instructions to your broker, bank or other nominee. Please refer to the voting instruction card included in these proxy materials by your broker, bank or other nominee.

Required Vote

The affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of Atmel common stock entitled to vote as of the Record Date is required to approve the Merger Proposal (Proposal 1). The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of Atmel common stock present in person or represented by proxy at the special meeting and entitled to vote on the matter is required to approve the Compensation Proposal (Proposal 2) and to approve the Adjournment Proposal (Proposal 3).

Votes may be cast in favor of, or against, each matter. You may also vote “ABSTAIN” with respect to any matter and such abstentions will be treated as shares present in person or represented by proxy and entitled to vote on that matter and thus will have the same effect as votes against the proposals.

If your shares of Atmel common stock are held by a broker, bank or other nominee, such broker, bank or other nominee is only entitled to vote your shares on routine matters, such as the ratification of the appointment of an independent registered public accounting firm, without instructions from you, the beneficial owner of those shares. Your broker, bank or other nominee is not entitled to vote shares held for a beneficial owner on non-routine matters, such as approval of the Merger Proposal, approval, on a non-binding, advisory basis, of the Compensation Proposal, and approval of the Adjournment Proposal. Consequently, if you do not give your broker, bank or other nominee specific instructions, your shares will not be voted at the special meeting. You are encouraged to provide instructions to your broker. This ensures your shares will be voted at the special meeting.

Failures to vote (whether by proxy or in person at the special meeting) and broker non-votes, if any, will have the same effect as a vote against the Merger Proposal. Failing to vote (whether by proxy or in person at the special meeting, if you do not attend the special meeting) and broker non-votes, if any, will have no effect on the outcome of the vote for the Compensation Proposal and the Adjournment Proposal, assuming a quorum is present. If you attend the special meeting and fail to vote, this will have the same effect as a vote against the Compensation Proposal and the Adjournment Proposal.

Share Ownership and Voting by Atmel Directors and Executive Officers

As of the Record Date, the directors and executive officers of Atmel held and are entitled to vote, in the aggregate, approximately [●]% of the aggregate voting power of the outstanding shares of Atmel common stock.

Voting of Shares

For Stockholders of Record:

In addition to voting in person at the special meeting, if your shares of Atmel common stock are held in your name by Atmel’s transfer agent as a stockholder of record, you, as an Atmel stockholder, may submit a proxy as follows:

•	By Internet. The web address and instructions for Internet proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet proxy submission via the web address indicated on the enclosed proxy card is available 24 hours a day. If you choose to submit your proxy by Internet, then you do not need to return the proxy card. To be valid, your Internet proxy must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the special meeting.

•	By Telephone. The toll-free number for telephone proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone proxy submission is available 24 hours a day. If you choose to submit your proxy by telephone, then you do not need to return the proxy card. To be valid, your telephone proxy must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the special meeting.

•	By Mail. Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope we have provided. To be valid, your proxy by mail must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the special meeting.

Atmel requests that Atmel stockholders submit their proxies over the Internet, by telephone or by completing and signing the accompanying proxy and returning it to Atmel as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed (including proper proxy submission by Internet or telephone), the shares of Atmel common stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card.

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Atmel common stock represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the Atmel Board. Unless you check the box on your proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on the proposals relating to the special meeting.

If your shares of Atmel common stock are held in “street name” by a broker, bank or other nominee, you should check the voting form used by that firm to determine whether you may give voting instructions by telephone or the Internet and you should read the information in the section entitled “—Voting of Shares—For Beneficial Owners” below.

EVERY ATMEL STOCKHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH ATMEL STOCKHOLDER SHOULD SUBMIT ITS PROXY VIA THE INTERNET OR BY TELEPHONE, OR SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, WHETHER OR NOT THE ATMEL STOCKHOLDER PLANS TO ATTEND THE SPECIAL MEETING IN PERSON.

For Beneficial Owners:

If your shares of Atmel common stock are held in “street name” by a broker, bank or other nominee, you have the right to direct your broker, bank or other nominee on how to vote your shares of Atmel common stock. Your broker, bank or other nominee, as applicable, may establish an earlier deadline by which you must provide instructions to it for how to vote your shares of Atmel common stock. You should read carefully the materials provided to you by your broker, bank or other nominee. Because a beneficial owner is not the stockholder of record, you may not vote these shares of Atmel common stock at the special meeting unless you obtain a “legal proxy” from the broker, bank or other nominee that holds your shares of Atmel common stock giving you the right to vote such shares of Atmel common stock at the special meeting.

Revocation of Proxies

If you are a stockholder of record as of the Record Date, you may change your vote:

•	by delivering to Atmel (Attention: Corporate Secretary, 1600 Technology Drive, San Jose, California 95110), prior to your shares being voted at the special meeting, a later dated written notice of revocation or a later dated duly executed proxy card, or

•	by attending the special meeting and voting in person (although attendance at the special meeting will not, by itself, revoke a proxy).

A stockholder of record who has voted on the Internet or by telephone may also change his or her vote by subsequently making a timely and valid Internet or telephone vote.

If you are a beneficial owner of shares held in “street name” by a broker, bank or other nominee, you may revoke your proxy and vote your shares in person at the special meeting only in accordance with applicable rules and procedures as employed by such broker, bank or other nominee. If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Solicitation of Proxies; Costs of Solicitation

Your proxy is being solicited by the Atmel Board on behalf of Atmel. Atmel will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of the notice of special meeting, proxy card, this proxy statement/prospectus and any additional materials furnished to Atmel stockholders. Copies of these materials will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names that are beneficially owned by others to forward to those beneficial owners. In addition, Atmel may reimburse the costs of forwarding these materials to those beneficial owners.

Solicitation of proxies by mail may be supplemented by one or more of telephone, email, facsimile, or personal solicitation by Atmel’s directors, officers, or regular employees. No additional compensation will be paid for such services.

Atmel has engaged Innisfree M&A Incorporated to aid in the solicitation of proxies from brokers, bank nominees and other institutional owners for approximately $25,000, plus reimbursement of related expenses.

Tabulation of Votes

All votes will be tabulated by a representative of Broadridge, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A representative of Atmel will act as the inspector of election appointed for the special meeting.

Adjournments and Postponements

In addition to the Merger Proposal and the Compensation Proposal, Atmel stockholders are being asked to approve the Adjournment Proposal, which will give the Atmel Board authority to adjourn the special meeting one or more times, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

If this proposal is approved, the special meeting could be adjourned to any date. If the special meeting is adjourned, Atmel stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the Merger Proposal but do not indicate a choice on the Adjournment Proposal, your shares of Atmel common stock will be voted “FOR” the Adjournment Proposal.

If a quorum is not present or represented at the special meeting, then either (1) the chairman of the meeting or (2) the Atmel stockholders entitled to vote at the special meeting, present in person or represented by proxy, shall have power to adjourn the meeting. Whether or not a quorum is present at the special meeting, the chairman of the meeting shall have power to adjourn the special meeting from time to time to another time or place or means of remote communications, without notice other than announcement at the special meeting of the time and place, if any, and the means of remote communications, if any, by which Atmel stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting. When a special meeting is adjourned to another time and place, unless the Atmel Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place, if any, and the means of remote communications, if any, are announced at the special meeting at which the adjournment is taken. At the adjourned meeting, Atmel may transact any business that might have been transacted at the original special meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Atmel stockholder of record entitled to vote at the meeting.

The chairman of the special meeting may adjourn the special meeting to, among other things, solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Proposal, allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure to be disseminated to and reviewed by Atmel stockholders prior to the special meeting, or otherwise with the consent, or upon the request, of Microchip.

The chairman of the special meeting may determine to adjourn the special meeting even if the Adjournment Proposal is not approved by Atmel stockholders.

Additionally, the Atmel Board, acting pursuant to a resolution adopted by a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships, has the right to cancel, postpone or reschedule a special meeting of the stockholders at any time, before or after the notice for such meeting has been sent to the stockholders.

Attending the Special Meeting

Only Atmel stockholders of record as of the close of business on the Record Date or their duly appointed proxies may attend the special meeting, or if your shares of Atmel common stock are held in “street name” by a broker, bank or other nominee and you bring evidence of beneficial ownership of those shares on the Record Date, such as a copy of your most recent account statement or similar evidence of ownership of Atmel common stock as of the Record Date, you may attend the special meeting. If your shares of Atmel common stock are held in “street name” by a broker, bank or other nominee and you wish to vote at the special meeting, you must also bring a proxy from the record holder (your broker, bank or other nominee) of the shares of Atmel common stock authorizing you to vote at the special meeting. All stockholders should bring photo identification (a driver’s license or passport is preferred), as you will also be asked to provide photo identification at the registration desk on the day of the special meeting or any adjournment or postponement of the special meeting. Everyone who attends the special meeting must abide by the rules for the conduct of the meeting. These rules will be printed on the meeting agenda. Even if you plan to attend the special meeting, we encourage you to vote by telephone, Internet or mail so your vote will be counted if you later decide not to (or are otherwise unable to) attend the special meeting. No cameras, recording equipment, other electronic devices, large bags or packages will be permitted in the special meeting. Stockholders will be admitted to the meeting room starting at 7:00 a.m., local time, and admission will be on a first-come, first-served basis.

Assistance

If you need assistance in completing your proxy card, have questions about the Merger, the special meeting, or the proposals to be considered at the special meeting, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitation, please contact Atmel’s proxy solicitor, Innisfree M&A Incorporated, at the following address and telephone number:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders call toll-free: (888) 750-5834

Banks and brokers call collect: (212) 750-5833

PROPOSAL 1: THE MERGER PROPOSAL

As discussed throughout this proxy statement/prospectus, Atmel is asking its stockholders to adopt the Merger Agreement. Pursuant to the Merger Agreement, Microchip will acquire Atmel in the Merger. Merger Sub will merge with and into Atmel, with Atmel as the surviving corporation. Atmel will be an indirect wholly owned subsidiary of Microchip and the Atmel common stock will be delisted from NASDAQ, deregistered under the Exchange Act and cease to be publicly traded.

As described in further detail in the sections entitled “Questions and Answers about the Merger and the Special Meeting” beginning on page v of this proxy statement/prospectus, “Summary” beginning on page 1 of this proxy statement/prospectus, “The Merger” beginning on page 53 of this proxy statement/prospectus and “The Merger Agreement” beginning on page 99 of this proxy statement/prospectus, the Atmel Board has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The Merger is subject to the satisfaction of the conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement by the stockholders of Atmel at the special meeting. Accordingly, the approval of the Merger Proposal by Atmel stockholders is a condition to the obligations of Microchip and Atmel to complete the Merger.

Required Vote

The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of Atmel common stock entitled to vote as of the Record Date on the Merger Proposal at the special meeting is required to approve the Merger Proposal.

Recommendation of the Atmel Board

The Atmel Board recommends that Atmel stockholders vote “FOR” the Merger Proposal.

PROPOSAL 2: THE COMPENSATION PROPOSAL

Atmel is providing its stockholders with the opportunity to cast a vote, on a non-binding, advisory basis, to approve the compensation payments that will or may be made to Atmel’s named executive officers in connection with the Merger as disclosed in the table (and related narrative disclosure) titled “The Merger—Interests of Atmel’s Directors and Executive Officers in the Merger—Quantification of Change in Control and Termination Payments and Benefits to Atmel’s Executive Officers” beginning on page 91 of this proxy statement/prospectus, as required by Section 14A of the Exchange Act.

Through this proposal, Atmel is asking its stockholders to indicate their approval, on a non-binding, advisory basis, of the compensation and change of control payments which Atmel’s named executive officers will or may be eligible to receive in connection with the Merger as indicated in the table referred to above. The plans and arrangements under which these compensation payments may be made are part of Atmel’s compensation program for its named executive officers or are required by the Merger Agreement.

You should review carefully the information under the section entitled “The Merger—Interests of Atmel’s Directors and Executive Officers in the Merger—Quantification of Change in Control and Termination Payments and Benefits to Atmel’s Executive Officers” beginning on page 91 of this proxy statement/prospectus.

The Atmel Board recommends that Atmel stockholders approve the following resolution:

“RESOLVED, that the stockholders of Atmel approve, solely on an advisory, non-binding basis, the compensation payments which will or may be made to Atmel’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K, including in the table titled “The Merger—Interests of Atmel’s Directors and Executive Officers in the Merger—Quantification of Change in Control and Termination Payments and Benefits to Atmel’s Executive Officers” beginning on page 91 of this proxy statement/prospectus.”

The vote on the Compensation Proposal is a vote separate and apart from the vote on the Merger Proposal. Accordingly, you may vote to approve the Merger Proposal and abstain or vote not to approve the Compensation Proposal. Because the vote on the Compensation Proposal is advisory only, it will not be binding on either Atmel or Microchip. Accordingly, if the Merger Proposal is approved and the Merger is completed, the compensation payments that are contractually required to be made to Atmel’s named executive officers will be made, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of Atmel’s stockholders.

Required Vote

The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of Atmel common stock present in person or represented by proxy at the special meeting and entitled to vote at the special meeting is required to approve, on a non-binding, advisory basis, the Compensation Proposal.

Recommendation of the Atmel Board

The Atmel Board recommends that Atmel stockholders vote “FOR” the Compensation Proposal.

PROPOSAL 3: THE ADJOURNMENT PROPOSAL

Atmel stockholders are being asked to approve a proposal that will give the Atmel Board authority to adjourn the special meeting one or more times, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

If this proposal is approved, the special meeting could be adjourned to any date. If the special meeting is adjourned, Atmel stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the Merger Proposal but do not indicate a choice on the Adjournment Proposal, your shares of Atmel common stock will be voted “FOR” the Adjournment Proposal.

If a quorum is not present or represented at the special meeting, then either (1) the chairman of the meeting or (2) the Atmel stockholders entitled to vote at the special meeting, present in person or represented by proxy, shall have power to adjourn the meeting. Whether or not a quorum is present at the special meeting, the chairman of the meeting shall have power to adjourn the special meeting from time to time to another time or place or means of remote communications, without notice other than announcement at the special meeting of the time and place, if any, and the means of remote communications, if any, by which Atmel stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting. When a special meeting is adjourned to another time and place, unless the Atmel Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place, if any, and the means of remote communications, if any, are announced at the special meeting at which the adjournment is taken. At the adjourned meeting, Atmel may transact any business that might have been transacted at the original special meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Atmel stockholder of record entitled to vote at the meeting.

The chairman of the special meeting may adjourn the special meeting to, among other things, solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Proposal, allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure to be disseminated to and reviewed by Atmel stockholders prior to the special meeting, or otherwise with the consent, or upon the request, of Microchip.

The chairman of the special meeting may determine to adjourn the special meeting even if the Adjournment Proposal is not approved by Atmel stockholders.

Additionally, the Atmel Board, acting pursuant to a resolution adopted by a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships, has the right to cancel, postpone or reschedule a special meeting of the stockholders at any time, before or after the notice for such meeting has been sent to the stockholders.

Required Vote

The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of Atmel common stock present in person or represented by proxy at the special meeting and entitled to vote on the Adjournment Proposal at the special meeting is required to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Proposal.

Recommendation of the Atmel Board

The Atmel Board recommends that Atmel stockholders vote “FOR” the Adjournment Proposal.

THE MERGER

The following is a discussion of the Merger and the material terms of the Merger Agreement between Microchip and Atmel. You are urged to read the Merger Agreement carefully and in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein.

Effects of the Merger

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Merger Sub will be merged with and into Atmel, with Atmel surviving the Merger as an indirect wholly owned subsidiary of Microchip.

In the Merger, each outstanding share of Atmel common stock (other than dissenting shares, shares owned by Microchip or Atmel, which shares will be cancelled, or shares owned by any subsidiary of either Microchip or Atmel, which shares will be converted into the number of shares of common stock of the surviving corporation such that each such subsidiary owns the same percentage of the outstanding capital stock of the surviving corporation immediately following the Effective Time as such subsidiary owned in Atmel immediately prior to the Effective Time) will be converted into the right to receive the Merger Consideration consisting of cash and a fraction of a share of Microchip common stock (with cash being substituted for Microchip common stock to the extent that the aggregate number of shares of Microchip stock issued in exchange for Atmel stock would exceed 13.0 million shares). If the aggregate consideration to be paid to any holder of Atmel common stock would result in such holder receiving a fractional share of Microchip common stock, cash will be paid in lieu of such fractional share. Microchip stockholders will continue to hold their existing shares of Microchip common stock.

Based on 421,310,142 shares of Atmel common stock issued and outstanding as of December 31, 2015, and 203,498,524 shares of Microchip common stock issued and outstanding as of December 31, 2015, and assuming a ten-trading day average closing price of $42.80 (calculated based on the prices from January 15, 2016, the last trading date before the announcement of the Merger Agreement), following the Merger, the stockholders of Atmel on the announcement date of the Merger would collectively own approximately 11,321,307 shares of Microchip common stock, or 5.27% of the number of shares of Microchip common stock issued and outstanding, after giving effect to the issuance of the 11,321,307 shares of Microchip common stock issued as part of the Merger Consideration. The number and percentage of Microchip common stock issued and outstanding that stockholders of Atmel would collectively own following the Merger ultimately depends on the ten-trading day average closing price of Microchip common stock ending on the trading date that is immediately prior to the Closing Date. Microchip will not issue more than 13.0 million shares of Microchip common stock in the Merger. To the extent that the number of shares of Microchip common stock issuable in the Merger to stockholders of Atmel exceeds 13.0 million shares, the Cash Consideration issuable per share of Atmel common stock will be increased such that the value of combined Cash Consideration and Stock Consideration issuable to stockholders of Atmel remains the same as if there were no restriction on the number of shares of Microchip common stock issuable in the Merger. In such an event, based on 203,498,524 shares of Microchip common stock issued and outstanding as of December 31, 2015, following the Merger, the stockholders of Atmel would be issued 13,000,000 shares of Microchip common stock, or 6.0% of the number of shares of Microchip common stock issued and outstanding (following such issuance ).

Background of the Merger

Atmel operates in the semiconductor industry. The semiconductor industry has typically been cyclical and, at different times, has experienced excess product supply, price erosion, rapid technological change, short product life cycles, increased capital requirements and changing competition. Recently, the semiconductor industry has experienced significant and accelerating merger and acquisition activity, resulting in industry consolidation that is expected to offer enhanced scale and improved leverage to larger competitors.

The Atmel Board regularly meets to evaluate Atmel’s strategic direction, performance and business plans. In connection with that evaluation process, the Atmel Board generally considers: (1) Atmel’s historical and projected financial and operational performance; (2) product development initiatives, including the investments that could be required to develop those products and to maintain Atmel’s competitive position; (3) evolving market opportunities for Atmel’s products; (4) the customer base that Atmel serves and the growth expectations for that customer base; (5) the competitive landscape in which Atmel operates, including issues related to scale; (6) the maturity of the semiconductor industry and ongoing consolidation activity within the sector; and (7) other matters that may affect future corporate growth and profitability.

In pursuing its objective of enhancing stockholder value, and as part of its ongoing review of strategic opportunities available to Atmel, the Atmel Board periodically considers opportunities for a variety of strategic transactions that might enhance stockholder value, including potential acquisitions, divestitures, business combinations and other strategic alliances.

On March 26, 2015, the Atmel Board met to review, among other things, developments within the semiconductor industry. At that meeting, representatives of Qatalyst Partners, at the invitation of the Atmel Board, provided an overview of merger and acquisition activity and trends within the semiconductor industry.

In a letter dated May 6, 2015, Steven Laub, Atmel’s President and Chief Executive Officer, informed the Atmel Board that he intended to retire as an officer and director of Atmel, effective August 31, 2015. Following the close of The Nasdaq Stock Market on the same day, Atmel issued a press release and filed a Current Report on Form 8-K announcing Mr. Laub’s intention to retire. At the close of trading on May 6, 2015, the price of Atmel’s common stock was $7.54 per share.

Between May 7 and July 1, 2015, following the public announcement of Mr. Laub’s expected retirement, Atmel received unsolicited inquiries from nine parties seeking to initiate possible strategic discussions. Each of these inquiries was a general solicitation of Atmel’s interest in pursuing a strategic transaction, and none of the parties making these inquiries proposed specific transaction terms or conditions.

On May 8 and May 12, 2015, the independent directors of the Atmel Board (the “Independent Directors”), which did not include Mr. Laub or Tsung-Ching Wu, Atmel’s Executive Vice President, met to discuss the possible effects on Atmel of Mr. Laub’s expected retirement. The Independent Directors also discussed the unsolicited inquiries received to date by Atmel following Atmel’s announcement of Mr. Laub’s pending retirement. At the May 8 meeting, a representative of Atmel’s outside counsel advised the Independent Directors concerning their fiduciary duties. During each of the May 8 and May 12 meetings, the Independent Directors discussed the need to engage an executive search firm to assist the Atmel Board in recruiting a new Chief Executive Officer. The Independent Directors determined to request that Atmel management update Atmel’s three-year financial plan for the Atmel Board. At the conclusion of these meetings, the Independent Directors recommended that the Atmel Board commence a strategic review process in parallel with the executive recruitment effort that the Independent Directors had initiated. The Independent Directors also recommended that the Atmel Board interview financial advisory firms to assist with that strategic process. Consistent with those recommendations, the Independent Directors determined not to undertake discussions with any interested parties until after the Atmel Board had engaged a financial advisory firm.

On May 18, 2015, the Atmel Board, by unanimous written consent, established a special committee (the “Search Committee”) consisting solely of all of the Independent Directors to conduct the search for a new Chief Executive Officer.

On May 20, 2015, Atmel engaged Spencer Stuart to manage the search for a new Chief Executive Officer and to advise and assist the Search Committee in its deliberations. After the formation of the Search Committee, from May 2015 through August 2015, the Search Committee met on twelve separate occasions to interview potential candidates, to discuss the members’ evaluations of candidates, to consider the candidates’ strategic and business perspectives on Atmel, to obtain guidance and perspective from representatives of Spencer Stuart regarding the process and the strengths and weaknesses of each candidate interviewed, and to consider the potential effects on Atmel of appointing a new Chief Executive Officer.

On May 29, 2015, Atmel engaged Qatalyst Partners to act as Atmel’s financial advisor in connection with the proposed strategic review process.

On June 8, 2015, Reuters published an article stating that Atmel was exploring strategic alternatives, including a possible sale of the company. The closing price of Atmel’s common stock was $9.42 per share on June 5, 2015, the last full trading day prior to the date of the Reuters article.

Later that day, the Atmel Board met to discuss, with representatives of Qatalyst Partners and Atmel management, a proposed process and timeline for the strategic review process. The discussions addressed possible outreach to potential acquirors and strategic partners. Atmel management offered its perspective on the matter to the Atmel Board. The Atmel Board, together with representatives of Qatalyst Partners and Atmel management, discussed industry dynamics, informed by the extensive experience of each Atmel Board member in the semiconductor industry. The Atmel Board authorized Qatalyst Partners, on behalf of Atmel, to contact 14 parties to assess their interest in pursuing an acquisition of, or a strategic partnership with, Atmel. These parties were selected based upon their business models, financial performance and condition, information generally available regarding their product and technology roadmaps, potential revenue and cost synergies that might be available with Atmel, their ability to complete a transaction and discussions with representatives of Qatalyst Partners and Atmel management.

On June 8, 2015, Atmel formally engaged Jones Day to act as transaction counsel in connection with Atmel’s strategic review process.

On June 9, 2015, representatives of Qatalyst Partners commenced its initial outreach efforts to the 14 parties previously discussed with the Atmel Board that might be potentially interested in pursuing an acquisition of, or a strategic partnership with, Atmel.

On June 15, 2015, the Atmel Board met to receive an update from Qatalyst Partners and Atmel management on the outreach efforts and the strategic review process. At that meeting, the Atmel Board discussed, with representatives of Qatalyst Partners and Atmel management, expanding the process to include additional potential acquirors and strategic partners. After considering the substantial level of the initial interest and the possibility of greater interest in a potential transaction with Atmel, the Atmel Board directed representatives of Qatalyst Partners to contact additional parties to assess their interest in pursuing an acquisition of, or a strategic partnership with, Atmel.

Between June 15 and July 1, 2015, Qatalyst Partners contacted four additional parties and David Sugishita, Atmel’s Chairman, contacted two parties. In total, 20 parties were contacted during the strategic review process, including the nine parties that contacted Atmel on an unsolicited basis.

Atmel entered into non-disclosure agreements with 14 of these interested parties, including Microchip. Atmel provided each with access to legal, financial, commercial and operational information, including access through an electronic data room. As discussed below, Microchip was also granted access to the electronic data room after it executed a non-disclosure agreement with Atmel on July 29, 2015.

On June 17, 2015, the Atmel Board met to discuss a three-year financial plan for the years 2015, 2016 and 2017, prepared by Atmel management. At that meeting, Steve Skaggs, Atmel’s Senior Vice President and Chief Financial Officer, reviewed the three-year financial plan. Following Mr. Skaggs’ presentation, other members of Atmel management, including Mr. Laub, discussed Atmel’s business prospects for the same three-year period.

On June 22, 2015, the Atmel Board met to receive an update from representatives of Qatalyst Partners and Atmel management. At that meeting, the Atmel Board discussed and reviewed presentations prepared by Atmel management for use in discussions and due diligence meetings with interested parties. The Atmel Board authorized Atmel management to use the presentations reviewed with the Atmel Board to conduct meetings with interested parties.

Between June 23 and July 20, 2015, members of Atmel management conducted separate management presentations for 13 of the 14 interested parties that had received access to due diligence information, including access through an electronic data room. Each of these parties was provided a copy of the management presentation, which contained information regarding Atmel’s business and results of operations and potential transaction synergies. During this period and thereafter, Atmel management responded to due diligence inquiries and engaged, with the assistance of representatives of Qatalyst Partners, in numerous discussions and meetings with these parties concerning their interest in pursuing an acquisition of, or a strategic partnership with, Atmel. Microchip did not participate in the management presentations during this period because it had not yet entered into a non-disclosure agreement with Atmel.

On June 24, 2015, the Independent Directors met to review and discuss the ongoing strategic review process and Atmel’s three-year financial plan provided to the Atmel Board at the June 17 board meeting.

On June 29, 2015, the Atmel Board met to receive an update from representatives of Qatalyst Partners. Representatives of Qatalyst Partners discussed with the Atmel Board the management meetings that had been completed by that date with interested parties and additional meetings that had been scheduled with other interested parties. Representatives of Qatalyst Partners discussed Atmel’s financial performance, including estimates of Atmel’s future financial performance, as prepared by Atmel management and as publicly reported by stock analysts. Representatives of Qatalyst Partners also reviewed, among other things, Atmel’s historical stock price performance.

On June 30, 2015, Mr. Steve Sanghi, the President & CEO of Microchip, requested due diligence information from Atmel, subject to Microchip’s execution of a non-disclosure agreement.

On July 1, 2015, the Search Committee met to discuss the status of Atmel’s search for a new Chief Executive Officer. During that meeting, the Independent Directors also discussed the presentation made by Qatalyst Partners to the Atmel Board during the June 29 board meeting, including Atmel’s prospects if it remained an independent company.

On July 2, 2015, representatives of Qatalyst Partners and representatives of Microchip management conducted a teleconference to discuss the scope of possible due diligence that would be provided to Microchip, assuming execution of a non-disclosure agreement.

On July 6, 2015, the Atmel Board met to discuss the strategic review process. At that meeting, representatives of Qatalyst Partners provided an update on the process and the status of discussions with interested parties. Representatives of Qatalyst Partners also reviewed, with the Atmel Board, a proposed form of initial bid process letter that it requested permission to distribute to interested parties. The Atmel Board authorized Qatalyst Partners to distribute the bid process letter to interested parties.

Between July 6 and July 23, 2015, representatives of Qatalyst Partners distributed the bid process letter to 13 interested parties that, at that point in the process, had signed non-disclosure agreements. The bid process letter requested that interested parties submit preliminary, non-binding indications of interest to representatives of Qatalyst Partners on or before July 21, 2015. That deadline was later extended from July 21 to July 31, 2015 so interested parties could undertake a more complete due diligence review of Atmel prior to submitting proposals. The bid process letter was not distributed to Microchip because Microchip had not yet entered into a non-disclosure agreement.

On July 13, 2015, the Atmel Board met to discuss the status of the strategic review process. At that meeting, representatives of Qatalyst Partners provided an update regarding the process and offered further commentary regarding management meetings that had been completed with some interested parties and additional meetings that had been scheduled with other interested parties. During that meeting, Mr. Skaggs also reviewed Atmel’s preliminary results for the quarter ended June 30, 2015, and Mr. Laub and other members of Atmel management updated the Atmel Board on the performance and outlook for Atmel’s business. At that meeting, the Atmel Board, as noted in the preceding paragraph, extended the deadline set forth in the bid process letter for interested parties to submit preliminary indications of interest from July 21, 2015 to July 31, 2015.

On July 20, 2015, the Atmel Board met to discuss the status of the strategic review process. At that meeting, representatives of Qatalyst Partners updated the Atmel Board on discussions with interested parties to date, noted that they had conducted a teleconference with representatives of Microchip’s financial advisor, and discussed potential meetings with additional interested parties.

On July 23, 2015, Mr. Sugishita met with Mr. Sanghi to discuss the status of the non-disclosure agreement between the companies and the strategic review process.

Between July 22 and July 31, 2015, seven of the 13 interested parties that had received a bid process letter informed either representatives of Qatalyst Partners or Atmel management that they would not submit a non-binding indication of interest relating to an acquisition of, or a strategic partnership with, Atmel, and withdrew from Atmel’s strategic review process. Due diligence access for each of these seven parties was terminated.

On July 27, 2015, the Atmel Board met to review Atmel’s financial results for the quarter ended June 30, 2015 and to receive an update on the strategic review process. At that meeting, representatives of Qatalyst Partners offered further updates on the strategic review process, Atmel’s recent stock performance and the status of discussions with interested parties. Mr. Skaggs provided the Atmel Board with a financial review of each Atmel business unit, and Mr. Laub and other members of Atmel management updated the Atmel Board on the outlook for Atmel’s business.

On July 28, 2015, Mr. Sanghi contacted Mr. Sugishita to confirm Microchip’s interest in participating in Atmel’s strategic review process.

On July 29, 2015, Microchip executed a non-disclosure agreement with Atmel.

Between July 31 and August 3, 2015, representatives of Qatalyst Partners, on behalf of Atmel, received preliminary, non-binding indications of interest from the six remaining interested parties that had received a bid process letter, including Dialog and five other interested parties which we refer to as Company A, Company B, Company C, Company D and Company E. The financial terms of each non-binding, preliminary proposal were as follows:

•	Dialog offered $9.75 per Atmel share, with $5.56 of the consideration payable in Dialog equity (through a fixed exchange ratio) and $4.19 payable in cash, representing an implied premium of 20% to Atmel’s stock price at the close of trading on August 4, 2015 and 29% to Atmel’s stock price on the close of trading on May 6, 2015 (the last trading day prior to the public announcement of Mr. Laub’s expected retirement).

•	Company A offered $10.50 per Atmel share payable in cash, representing a premium of 29% to Atmel’s stock price at the close of trading on August 4, 2015 and 39% to Atmel’s stock price on the close of trading on May 6, 2015.

•	Company B offered $10.00 per Atmel share payable in cash, representing a premium of 23% to Atmel’s stock price at the close of trading on August 4, 2015 and 33% to Atmel’s stock price on the close of trading on May 6, 2015.

•	Company C offered $9.00 per Atmel share, with $4.84 of the consideration payable in Company C stock (through a fixed exchange ratio) and $4.16 payable in cash, representing an implied premium of 11% to Atmel’s stock price at the close of trading on August 4, 2015 and 19% to Atmel’s stock price on the close of trading on May 6, 2015. Company C’s proposal included a form of draft merger agreement.

•	Company D offered $10.50 per Atmel share, with $5.75 of the consideration payable in Company D stock (through a fixed exchange ratio) and $4.75 payable in cash, representing an implied premium of 29% to Atmel’s stock price at the close of trading on August 4, 2015 and 39% premium to Atmel’s stock price on the close of trading on May 6, 2015.

•	Company E proposed a merger transaction that would result in Company E’s shareholders owning a 51% interest in the combined company, Atmel stockholders owning a 49% interest in the combined company, with Atmel’s stockholders receiving a cash distribution equal to the difference between the market capitalizations of the two companies, on a date to be determined, and the targeted ownership ratio.

On August 2, 2015, Mr. Sanghi contacted Mr. Sugishita to discuss due diligence matters. During this conversation, Mr. Sanghi indicated that Microchip intended to submit a preliminary, non-binding indication of interest to acquire Atmel.

On August 3, 2015, the Atmel Board met to discuss the preliminary, non-binding indications of interest. Mr. Sugishita informed the Atmel Board that Microchip also intended to submit a preliminary, non-binding indication of interest. Representatives of Qatalyst Partners preliminarily reviewed each indication of interest that had been received, and noted that the indications of interest would be discussed in detail with the Atmel Board at its meeting on August 5, 2015.

On August 5, 2015, the Atmel Board met to review and discuss the six preliminary, non-binding indications of interest. Prior to commencing a discussion of the indications of interest, representatives of Jones Day reviewed for the Atmel Board its fiduciary duties within the context of the strategic review process and, in particular, as it considered the proposals received. At the request of the Atmel Board, members of Atmel management, individually and collectively, offered the Atmel Board their perspectives on management meetings held with each interested party that had submitted a proposal, and responded to questions raised by the Atmel Board. After discussions with members of Atmel management concluded, representatives of Qatalyst Partners then reviewed for the Atmel Board each of the preliminary, non-binding indications of interest (including the financial condition and business performance of the interested parties). Representatives of Qatalyst Partners and Jones Day addressed the required regulatory approvals and potential closing timelines as indicated with each proposal. The Atmel Board then discussed possible implications of Atmel remaining as an independent company. Following these reviews and discussions, representatives of Qatalyst Partners, Atmel management and the Atmel Board discussed the proposal received from Company E. After further consideration, the Atmel Board determined to eliminate Company E from the strategic review process because its proposal was deemed the least attractive, there was no discernible strategic fit between Atmel and Company E, and the potential synergies from the combination were more limited than those with other interested parties. Following further discussion, the Atmel Board determined that it would be in the best interests of Atmel and its stockholders to continue exploring the possibility of a strategic transaction with the remaining interested parties. The Atmel Board directed Atmel management to work with representatives of Qatalyst Partners and Jones Day to facilitate a second phase of the strategic review process with Dialog, Company A, Company B, Company C (on the basis described in the next succeeding paragraph), Company D, and, if Microchip submitted an acceptable preliminary indication of interest, Microchip. The Atmel Board also directed representatives of Qatalyst Partners to seek enhancements to the terms of the proposals submitted by each of the interested parties.

On August 5, 2015, after the Atmel Board met, representatives of Qatalyst Partners informed Company E that the Atmel Board decided not to proceed with Company E’s proposal. Representatives of Qatalyst Partners informed Company C that the Atmel Board had conditionally invited Company C to participate in a second phase of the strategic review process, but that the financial terms of its proposal were significantly less attractive than the other interested parties and that its proposal would need to be enhanced if it expected to remain a participant in the process.

Between August 5 and August 6, 2015, representatives of Qatalyst Partners contacted each of Dialog, Company A, Company B and Company D to inform them that they had been invited to participate in a second phase of the strategic review process. Representatives of Qatalyst Partners informed each party that it should seek to enhance the terms of its proposal if it expected to remain a participant in the process.

On August 10, 2015, the Atmel Board met to discuss the strategic review process. At that meeting, representatives of Qatalyst Partners provided the Atmel Board with an update on the process, and reported that Qatalyst Partners had informed each of Dialog, Company A, Company B, Company C and Company D that the Atmel Board determined to invite them to participate in the second phase of the process. Atmel management, including Messrs. Laub and Skaggs, provided the Atmel Board with a financial update for the years 2015, 2016 and 2017, and discussed the performance of, and outlook for, Atmel’s business. The Atmel Board then instructed Atmel management to provide the updated financial projections, which reflected downward adjustments as a result of Atmel’s financial results for the quarter ended June 30, 2015, to representatives of Qatalyst Partners and the remaining interested parties.

On August 11, 2015, representatives of Qatalyst Partners, on behalf of Atmel, received a revised proposal with an increased offer price from Company C. Company C’s revised proposal provided for $10.30 per Atmel share, with $4.69 of the consideration payable in Company C stock (through a fixed exchange ratio) and $5.61 payable in cash, representing a premium of 26% to Atmel’s stock price at the close of trading on August 10, 2015 and 37% premium to Atmel’s stock price on the close of trading on May 6, 2015.

Mr. Sanghi also informed Mr. Sugishita on August 11, 2015 that Microchip would submit a preliminary, non-binding indication of interest on August 14, 2015.

On August 14, 2015, Mr. Sanghi delivered Microchip’s preliminary, non-binding indication of interest to Mr. Sugishita. Microchip proposed $9.00 per Atmel share payable in cash, representing a premium of 15% to Atmel’s stock price at the close of trading on August 13, 2015 and 19% premium to Atmel’s stock price on the close of trading on May 6, 2015.

On August 17, 2015, the Atmel Board met to discuss the strategic review process. At that meeting, representatives of Qatalyst Partners updated the Atmel Board on its discussions with the interested parties. Representatives of Qatalyst Partners reviewed the preliminary, non-binding indication of interest submitted by Microchip, and noted that Microchip’s offer price was materially lower than the proposals received from other interested parties. After further discussion, representatives of Qatalyst Partners reviewed a proposed form of final bid process letter that requested each interested party to submit “best and final” offers on or before September 8, 2015. Representatives of Jones Day reviewed proposed forms of merger agreement that would be distributed to interested parties with the final bid process letter. The Atmel Board instructed Atmel management to proceed with the second phase of the strategic review process, which included Dialog, Company A, Company B, Company C and Company D. The Atmel Board also determined to include Microchip in the second phase of the process, if Microchip expressed a willingness to increase its offer price.

On August 17, 2015, Mr. Sugishita informed Mr. Sanghi that Microchip’s offer price was materially lower than the proposals received from other bidders. Mr. Sanghi informed Mr. Sugishita that Microchip’s proposal represented its best and final offer and would not be modified.

On August 18, 2015, representatives of Qatalyst Partners distributed to each of Dialog, Company A, Company B, Company C and Company D a final bid package that included the final bid process letter and form of merger agreement. The final bid process letter instructed each interested party to submit its “best and final” offer on or before September 8, 2015. Based on Mr. Sanghi’s representation that Microchip would not increase the value of its proposal, Microchip did not receive the final bid package.

Between August 18 and September 19, 2015, Atmel and Qatalyst Partners held over 50 meetings and discussions with the five interested parties that received the final bid process letter. Atmel also continued to provide those parties with access to legal, financial, commercial and operational information, through an electronic data room.

On August 20, 2015, the Atmel Board (with the exception of Mr. Laub) met to discuss a possible extension of Mr. Laub’s retirement date. The Atmel Board discussed the potential effect of appointing a new Chief Executive Officer (after August 31, 2015) on Atmel’s strategic review process and other matters. The Atmel Board then authorized Mr. Sugishita to discuss with Mr. Laub the Atmel Board’s desire for Mr. Laub to extend his retirement date and for Mr. Sugishita to negotiate the form and terms of an extension letter with Mr. Laub.

Between August 21 and September 19, 2015, Atmel and its advisors conducted financial, business and legal due diligence reviews of each interested party engaged in Atmel’s strategic review process.

On August 24, 2015, the Atmel Board met to discuss the strategic review process. At that meeting, representatives of Qatalyst Partners reviewed the proposals previously submitted by all interested parties and further updated the Atmel Board on the process. Following this discussion, the Atmel Board determined to re-engage Microchip in the process based on recent stock market volatility and its effect on the value of proposals that included stock as a part of the transaction consideration. During that meeting, Mr. Sugishita also informed the Atmel Board that Mr. Laub had agreed to the Atmel Board’s request to extend his retirement date. The Atmel Board reviewed the draft press release announcing the extension of Mr. Laub’s retirement date.

On August 24, 2015, with approval from the Atmel Board, Atmel announced the extension of Mr. Laub’s retirement date to facilitate the completion of the strategic review process.

On August 24, 2015, representatives of Company B’s financial advisor informed representatives of Qatalyst Partners of Company B’s withdrawal from Atmel’s strategic review process because of valuation concerns and Company B’s unwillingness to consider any increase in the value of its preliminary indication of interest. On August 25, 2015, a member of Company B’s management team confirmed its withdrawal with a representative of Qatalyst Partners.

On August 26, 2015, Mr. Sugishita contacted Mr. Sanghi and invited Microchip to submit a final proposal prior to the September 8, 2015 deadline communicated to the other bidders participating in the strategic review process. Mr. Sanghi indicated that as Microchip had previously terminated its consideration of the process, it was not in a position to submit a “best and final” offer in the same manner as the other bidders. After discussion, Mr. Sanghi informed Mr. Sugishita that Microchip would expedite its due diligence in the remaining time and submit a final preliminary indication of interest (at the same price stated in its August 14 indication of interest) to Atmel by September 8, 2015, and if Microchip’s bid was accepted and the parties entered into exclusivity, Microchip would work expeditiously to complete due diligence and negotiate a definitive agreement.

On August 27 and August 28, 2015, Messrs. Sugishita and Sanghi discussed matters related to Microchip’s expected preliminary indication of interest.

On August 31, 2015, the Atmel Board again met to discuss the status of the strategic review process. At that meeting, representatives of Qatalyst Partners updated the Atmel Board on due diligence reviews of and Atmel management meetings with the interested parties engaged in the process.

On August 31, 2015, a representative of Company D informed Qatalyst Partners of Company D’s withdrawal from the strategic review process to pursue other acquisition opportunities available to Company D.

On September 2, 2015, Mr. Sanghi delivered to Mr. Sugishita a proposed form of merger agreement prepared by Microchip’s legal counsel. Mr. Sugishita provided Mr. Sanghi with Atmel’s form of merger agreement, which had been provided to all other parties as part of the bidding process.

On September 3, 2015, Messrs. Sugishita and Sanghi discussed due diligence matters and Atmel’s strategic review process.

On September 8, 2015, representatives of Qatalyst Partners, on behalf of Atmel, received each of Dialog’s and Company C’s final proposals. Microchip delivered its final proposal to Mr. Sugishita. Company A’s financial advisor informed representatives of Qatalyst Partners that Company A would not submit a final proposal by the deadline set forth in the final bid process letter; Company A did not subsequently submit a final proposal. Each of Dialog and Company C also submitted comments to the draft form of merger agreement that had been provided as part of the final bid package. The financial terms of each final proposal were as follows:

•	Dialog proposed $10.40 per Atmel share, with $6.36 of the consideration payable in Dialog equity (through a fixed exchange ratio) and $4.04 payable in cash, representing an implied premium of 29% to Atmel’s stock price at the close of trading on September 8, 2015 and 38% to Atmel’s stock price on the close of trading on May 6, 2015 (the last trading day prior to the public announcement of Mr. Laub’s expected retirement).

•	Company C proposed $9.35 per Atmel share, with $4.33 of the consideration payable in Company C stock (through a fixed exchange ratio) and $5.02 payable in cash, representing an implied premium of 16% to Atmel’s stock price at the close of trading on September 8, 2015 and 24% to Atmel’s stock price on the close of trading on May 6, 2015.

•	Microchip proposed $9.00 per Atmel share payable in cash, representing an implied premium of 11% to Atmel’s stock price at the close of trading on September 8, 2015 and 19% to Atmel’s stock price on the close of trading on May 6, 2015.

Each of Dialog’s and Company C’s proposals required Atmel to enter into an exclusivity agreement prohibiting Atmel from engaging in discussions with other parties during a limited period of time.

On September 9, 2015, the Atmel Board met to discuss the strategic review process and the final bids submitted by Dialog, Company C and Microchip. At that meeting, representatives of Jones Day reviewed for the Atmel Board its fiduciary duties within the context of the strategic review process and, in particular, as it considered the proposals received. Representatives of Qatalyst Partners informed the Atmel Board that Company A requested a meeting on or about September 18 to discuss its interest in a strategic transaction with Atmel. Company A did not commit to the delivery of a final proposal. Representatives of Jones Day reviewed the terms and conditions of the draft merger agreements submitted by each of Dialog and Company C and the form of merger agreement submitted by Microchip. At the request of the Atmel Board, members of Atmel management offered the Atmel Board their perspectives on management meetings or management discussions held with each interested party that had submitted a final proposal and responded to questions raised by the Atmel Board. After discussions with members of Atmel management concluded, representatives of Qatalyst Partners discussed with the Atmel Board financial aspects of the proposals, including the financial condition and business performance of Dialog and Company C in light of the inclusion of equity in their proposals. Representatives of Qatalyst Partners discussed recent stock market volatility and its potential effects on the consideration proposed by both Dialog and Company C. Representatives of Qatalyst Partners noted that the implied value of the proposed consideration could vary between the signing and closing of a transaction depending on stock market conditions, the financial performances of, and expectations for, both the acquiror and target company, and macro-economic conditions. Representatives of Qatalyst Partners and Jones Day discussed with the Atmel Board required regulatory approvals identified in each proposal, the ability of the interested parties to consummate a transaction (including obtaining any required financing) and other structural and timing related considerations.

The Atmel Board then discussed factors affecting the strategic and competitive position of Atmel. These factors included, among others, Atmel’s financial and competitive position within the rapidly consolidating semiconductor industry and Atmel’s prospects as an independent company compared to the values implied by undertaking a strategic transaction with Dialog, Company C or Microchip. Following further discussion, the

Atmel Board determined that it would be in the best interests of Atmel and its stockholders to continue exploring the possibility of a strategic transaction with Dialog. The Atmel Board determined to seek enhancements of the Dialog proposal, including (1) an increase in the cash portion of the consideration, without requiring an increase in the overall implied value (as Dialog’s management had made clear that Dialog’s proposal was its best and final offer with respect to the overall implied value), (2) obtaining final financing commitment letters from Dialog’s financing source, (3) addressing issues raised in Dialog’s revised draft of the merger agreement, including those related to termination fees and “no-shop” provisions, and mitigating possible closing risks associated with Dialog being a foreign public company, and (4) addressing questions related to Dialog’s management projections and analyst estimates. The Atmel Board also requested that Mr. Laub obtain further information regarding Dialog’s customer concentration risk and future revenue expectations with its largest customer. At the conclusion of that meeting, the Atmel Board instructed Atmel management and representatives of Qatalyst Partners and Jones Day to terminate discussions with Company C and Microchip and to focus on a potential strategic transaction with Dialog, based on the Atmel Board’s determination, at that time, that Dialog’s proposal offered more favorable economic terms than the proposals of Company C or Microchip.

After the September 9 Atmel Board meeting, representatives of Qatalyst Partners informed Dialog’s financial advisor of the Atmel Board’s decision to continue exploring the possibility of proceeding with Dialog’s proposal to acquire Atmel. Representatives of Qatalyst Partners also informed Dialog’s financial advisor that Atmel was not prepared to enter into an exclusivity agreement until Dialog had sufficiently addressed the concerns raised at the September 9 Atmel Board meeting.

On September 10, 2015, representatives of Qatalyst Partners informed Company C of the Atmel Board’s decision to proceed with another party. Later that day, Company C revised its offer to Atmel and delivered a letter to Qatalyst Partners in which Company C increased the cash component of its offer by $0.50 per share, for an aggregate value of $9.85 per share, with $4.33 of the consideration payable in Company C stock (through a fixed exchange ratio) and $5.52 payable in cash.

Also on September 10, 2015, Mr. Sugishita informed Mr. Sanghi of the Atmel Board’s decision to proceed with another party.

On September 11, 2015, the Atmel Board met to discuss the strategic review process with respect to Dialog and Company C. At that meeting, representatives of Qatalyst Partners informed the Atmel Board that Company C had increased the cash component of its offer by $0.50 per share to $5.52 per share, resulting in an aggregate value of $9.85 per share. The Atmel Board, together with its advisors, engaged in further discussion regarding the potential long-term value of the Dialog equity included within the Dialog proposal and the overall value of that proposal. Thereafter, representatives of Qatalyst Partners, Atmel management and Jones Day confirmed that Dialog provided responses to several of the matters raised by the Atmel Board during the September 9 Atmel Board meeting. Subsequent to the September 9 Atmel Board meeting, Dialog agreed to increase the cash portion of its offer to $4.65 per share without increasing the notional value of its offer, and agreed to modifications to the Dialog merger agreement to mitigate perceived closing risk, including modifications to provisions related to the timing of shareholder meetings, termination events, termination fees and expense reimbursement. Representatives of Qatalyst Partners reported that they were advised by representatives of Dialog’s financial advisor that Dialog’s increase to the cash component of the transaction consideration was its best and final offer. Mr. Laub also reported that Dialog satisfactorily addressed, and mitigated concerns related to, the questions associated with Dialog’s customer concentration risk and future revenue expectations, including Dialog’s view that it maintained a strong relationship with its largest customer and did not expect that relationship to deteriorate. Representatives of Qatalyst Partners informed the Atmel Board that Dialog anticipated delivering a draft of its final financing commitment letters to representatives of Qatalyst Partners and that it also expected to address Atmel’s remaining due diligence questions within the next few days. Given the foregoing factors, the Atmel Board determined that a potential combination with Dialog would be more attractive than with Company C and reaffirmed its decision to proceed with the negotiation of Dialog’s proposal. The Atmel Board authorized Atmel management to negotiate and execute an exclusivity agreement with Dialog, which had been requested by Dialog as a condition of its continued interest in pursuing a transaction.

From September 12 and throughout the week of September 14, 2015, representatives of Jones Day and Davis Polk & Wardwell LLP, Dialog’s external counsel, continued to negotiate the terms of the Dialog merger agreement, including the amount of proposed termination fees and the extent of each party’s termination rights. Legal counsel for Atmel and Dialog exchanged multiple drafts of the Dialog merger agreement. During this period, Atmel and Dialog held additional meetings and discussions to complete their respective due diligence reviews of the other party’s business and financial condition.

On September 13, 2015, Atmel entered into a five-day exclusivity agreement with Dialog.

On September 17, 2015, Dialog delivered to Atmel a draft financing commitment letter from Dialog’s financing source. Between September 17 and 19, 2015, Dialog, Atmel and their respective advisors engaged in further negotiations and exchanged drafts of the proposed financing commitment letter.

On September 18, 2015, Atmel extended its exclusivity agreement with Dialog until September 19, 2015 at 11:59 p.m. Pacific Daylight Time.

On September 19, 2015, the Atmel Board met to review the terms and conditions of the proposed transaction with Dialog. At that meeting, representatives of Qatalyst Partners reviewed the financial terms of Dialog’s offer, which consisted of a combination of $4.65 in cash and 0.112 of a Dialog ADS for each Atmel share. As of September 19, 2015, the Dialog offer had an implied value equal to $10.42 per Atmel share, based on the closing price of Dialog ordinary shares on the Frankfurt Stock Exchange and the Euro to U.S. Dollar exchange rate reported on Bloomberg as of 5:30 p.m. Central European Summer Time on September 18, 2015, and represented an approximate 38% equity interest for Atmel stockholders in the combined entity. The Atmel Board discussed the terms of the Dialog merger agreement and determined that Dialog had satisfactorily addressed each of the matters related to the merger agreement that were raised by the Atmel Board during the September 9 board meeting. Representatives of Jones Day also reviewed the terms and conditions of the financing commitment letter of Dialog’s financing source. Following additional discussion by the Atmel Board, representatives of Qatalyst Partners rendered to the Atmel Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated September 19, 2015, to the effect that, as of September 19, 2015, and based upon and subject to the factors, assumptions, limitations, qualifications and conditions set forth in that opinion, the merger consideration to be received by holders of Atmel common stock (other than Dialog and its affiliates) was fair, from a financial point of view, to holders of Atmel shares.

The Atmel Board, with the advice and assistance of representatives of Qatalyst Partners, Jones Day and Atmel’s management, then evaluated and discussed the terms of the Dialog merger agreement and the transactions contemplated thereby. The Atmel Board took into consideration other proposals received by Atmel (including the forms of consideration), the information considered with respect to remaining an independent company, and the search process related to the recruitment of a possible new Chief Executive Officer. During that meeting, the Atmel Board also received an update from Mr. Laub regarding due diligence on Dialog’s largest customer. Mr. Laub’s update to the Atmel Board allayed concerns previously raised regarding Dialog customer concentration at, and dependency on, such customer. After further discussion and consideration of the financial and other information presented, the Atmel Board unanimously determined that the Dialog merger agreement, the performance by Atmel of its obligations thereunder and the consummation of the transactions contemplated thereby were advisable and fair to, and in the best interests of, Atmel and its stockholders.

On September 19, 2015, the Dialog merger agreement and related documents were executed and delivered by each of Atmel and Dialog. On September 18, 2015, the last trading day before the announcement of the execution of the Dialog merger agreement, Atmel’s common stock closed at a price of $7.27 per share.

On September 20, 2015, Atmel and Dialog issued a joint press release announcing the execution of the Dialog merger agreement. On the first trading day immediately following the announcement of the transaction, Dialog’s share price experienced a significant decline, falling from €45.33 to €36.75 per share, and reducing the value of the transaction with Dialog from $10.42 per share of Atmel common stock to $9.26 per share.

During the late afternoon of September 25, 2015, Company C submitted an unsolicited acquisition proposal to acquire Atmel. Pursuant to its terms, the unsolicited proposal was set to expire on September 27, 2015 at 11:59 p.m. Pacific Daylight Time. Atmel promptly notified Dialog, orally and in writing, and provided Dialog with a copy of this unsolicited proposal and Company C’s proposed form of merger agreement, as required by the terms of the Dialog merger agreement. Company C proposed a notional acquisition price of $9.26 per Atmel share, $5.52 of the consideration payable in cash and $3.74 payable in Company C stock (the stock portion of which would be, if Atmel preferred, subject to adjustment through a symmetrical 5% exchange ratio collar based on a comparison of the five-day average closing price of Company C stock at closing and the price of Company C stock on the date the definitive agreement was signed). Other than the newly proposed exchange ratio collar and a decline in the notional value of the offer from the offer Company C made on September 10, 2015 resulting from a decline since that date of approximately $1.30 per share in the price of Company C’s stock, Company C’s proposal was financially identical to the proposal submitted by Company C on September 10, 2015. On September 26, 2015, Company C delivered to Atmel a revised version of its proposed merger agreement to clarify certain terms. Atmel promptly notified Dialog, orally and in writing, and provided Dialog with a copy of Company C’s revised proposed merger agreement, as required by the terms of the Dialog merger agreement.

In the early morning of September 27, 2015, the Atmel Board met to discuss and evaluate Company C’s unsolicited proposal. Representatives of Jones Day reviewed Atmel’s contractual obligations under the Dialog merger agreement and the Atmel Board’s fiduciary duties in the context of the unsolicited proposal received from Company C. Representatives of Qatalyst Partners reviewed the financial terms and conditions of Company C’s unsolicited proposal, including the proposed exchange ratio collar. Representatives of Qatalyst Partners discussed with the Atmel Board the fact that the proposed exchange ratio collar would not result in any further adjustment to the exchange ratio (and the notional value of Company C’s proposal therefore would decline or increase) if Company C’s five-day average stock price at closing declined or increased by more than 5% compared to Company C’s stock price on the date the definitive agreement was signed. The Atmel Board, in consultation with representatives of Qatalyst Partners, discussed the decline in Company’s C stock price during the past several months, the decline in stock price from the date (September 10, 2015) on which the Company C prior offer had been made, and the implications, from a valuation standpoint, if Company C’s stock price continued to decline. Atmel management also discussed their perceptions of Company C’s financial and operating performance, the performance of Company C’s stock price and the possibility that Company C’s stock price could fall below the “floor” of the proposed 5% symmetrical collar, and the growth prospects for Company C based on due diligence conducted during the strategic review process.

Representatives of Jones Day reviewed the contractual terms and conditions of the Dialog merger agreement as applied to Company C’s unsolicited proposal. Representatives of Jones Day also noted that Dialog determined, after the execution of the Dialog merger agreement, that the issuance of Dialog ADSs to Atmel stockholders would not require an amendment of Dialog’s charter and so would not require a 75% super-majority vote contemplated by the Dialog merger agreement. In addition, representatives of Jones Day reported that Dialog had confirmed that antitrust filings would be required only in the United States, Romania and Germany.

After a discussion among those present at the meeting, including representatives of Qatalyst Partners and Jones Day, the Atmel Board concluded that the terms of Company C’s unsolicited proposal offered marginal potential value protection to Atmel and its stockholders. The Atmel Board then directed Messrs. Sugishita and Laub to contact Richard Beyer, Dialog’s Chairman, and Dr. Jalal Bagherli to confirm Dialog’s commitment to the merger. The Atmel Board also requested that representatives of Qatalyst Partners and Jones Day determine whether Dialog would amend the Dialog merger agreement to provide that the merger would be conditioned upon a simple-majority vote of Dialog shareholders (rather than a 75% super-majority vote) and the receipt of antitrust approvals (or the expiration of waiting periods) only in the United States, Germany and Romania.

Later on September 27, 2015, Mr. Laub spoke with Dr. Bagherli, who confirmed Dialog’s commitment to the merger. In the evening of September 27, 2015, Mr. Laub and Dr. Bagherli spoke again to discuss the transaction. Mr. Laub requested that Dialog agree to amend the Dialog merger agreement in the manner described in the preceding paragraph.

Mr. Sugishita spoke with Mr. Beyer during the evening of September 27, 2015. Mr. Beyer also reaffirmed Dialog’s commitment to the merger and Dialog’s agreement to amend the Dialog merger agreement in the manner requested by Atmel.

During the late evening of September 27, 2015, the Atmel Board reconvened, together with representatives of Qatalyst Partners, Jones Day and Atmel management, to review the discussions between Mr. Laub and Dr. Bagherli, on the one hand, and Mr. Sugishita and Mr. Beyer, on the other hand, and to further review Company C’s unsolicited proposal. The Atmel Board considered, among other things, (1) the long-term value of Company C’s unsolicited proposal as compared to the long-term value of the merger with Dialog after consultation with its financial and legal advisors regarding the higher cash component included in Company C’s offer against the overall value, and long-term growth prospects, available to Atmel stockholders through Atmel’s combination with Dialog (including Atmel’s ability, through a combination, to leverage Dialog’s long-term relationship with its largest customer in a manner that would expand Atmel’s addressable market opportunity with such customer), (2) the long-term value of an Atmel and Company C combination, including expected financial performance, growth prospects and market opportunities, as compared to an Atmel and Dialog combination, (3) the likelihood of consummating the merger as compared to a potential business combination with Company C, (4) the marginal potential value protection of the exchange ratio collar to Atmel and its stockholders and (5) the ability of each of Dialog and Company C to integrate Atmel after consummating the transaction. After further consultation with Atmel management, representatives of Qatalyst Partners and Jones Day, the Atmel Board unanimously concluded that Company C’s unsolicited proposal did not constitute a “Company Superior Proposal” (as defined in the Dialog merger agreement) and would not reasonably be expected to result in a “Company Superior Proposal.” The Atmel Board unanimously determined to proceed with the merger and to allow Company C’s unsolicited proposal to expire by its terms. The Atmel Board also authorized members of Atmel management to execute the amendment to the merger agreement with Dialog.

On September 29, 2015, Atmel and Dialog executed the amendment to the Dialog merger agreement, and Dialog issued a press release announcing the amendment to the Dialog merger agreement.

On November 19, 2015, Dialog’s stockholders approved the transactions contemplated by the Dialog merger agreement.

On December 7, 2015, Microchip submitted a written, unsolicited acquisition proposal to acquire Atmel. Atmel promptly notified Dialog of the proposal, orally and in writing, and provided Dialog with a copy of the unsolicited proposal as required by the terms of the Dialog merger agreement. Microchip’s unsolicited proposal offered $9.00 per share in cash for all outstanding Atmel shares with an option to elect to receive up to $1 billion in aggregate consideration in the form of shares of Microchip stock (with the stock component value based on a 10-day average closing price measured at the last trading day before the transaction closing date), representing a premium of 2% above the implied value of the transaction with Dialog at the time of the bid.

On December 8, 2015, the Atmel Board met to discuss and evaluate Microchip’s unsolicited acquisition proposal. At that meeting, representatives of Qatalyst Partners reviewed, among other things, the financial terms of Microchip’s unsolicited proposal. Representatives of Jones Day reviewed, among other things, the Atmel Board’s fiduciary duties and Atmel’s contractual obligations under the Dialog merger agreement, both in the context of Microchip’s unsolicited proposal. Following a discussion, the Atmel Board determined to continue its evaluation of Microchip’s unsolicited proposal at the next Board meeting scheduled for December 10, 2015.

On December 10, 2015, the Atmel Board met to continue its discussion and evaluation of Microchip’s unsolicited acquisition proposal. Representatives of Jones Day reviewed Atmel’s contractual obligations under the Dialog merger agreement in the context of Microchip’s unsolicited proposal. The Atmel Board reviewed matters related to the Dialog merger and the unsolicited acquisition proposal submitted by Microchip, including the implied value to Atmel stockholders of a potential combination with Microchip, the current implied value of the Dialog merger and the outlook for Atmel’s and Dialog’s respective businesses. The Atmel Board and Atmel’s advisors discussed the stock market volatility experienced by Dialog since the execution of the Dialog merger agreement and the effects of that volatility on the merger consideration. Representatives of Qatalyst Partners also discussed potential future trading ranges for each of the Microchip and Dialog transactions, and the Atmel Board engaged in discussion regarding the potential short- and long-term values of both proposals. Following further discussion, the Atmel Board determined that (1) Microchip’s unsolicited acquisition proposal would reasonably be expected to result in a “Company Superior Proposal” (as defined in the Dialog merger agreement) and (2) the failure to participate in discussions or negotiations or furnish information to Microchip would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law. The Atmel Board did not determine, at that meeting, whether the proposal constituted a “Company Superior Proposal” under the terms of the Dialog merger agreement. The Atmel Board determined to engage in discussions with Microchip and to seek clarification of matters related to the unsolicited acquisition proposal. Mr. Sugishita sent a letter to Mr. Sanghi requesting clarifications of Microchip’s proposal, including (i) confirmation that any form of definitive merger agreement would be based on the executed version of the Dialog merger agreement (other than the financial terms thereof, as appropriately modified, and other terms specific to a foreign company such as Dialog that would be inapplicable to Microchip), (ii) provision of information concerning Microchip’s ability to finance the proposed transaction, (iii) specification of the precise scope of confirmatory due diligence that Microchip expected to undertake, and (iv) an assessment of the regulatory approvals that would be required to consummate the proposed transaction (including expected timing for obtaining those approvals).

On December 11, 2015, Atmel issued a press release acknowledging receipt of Microchip’s unsolicited acquisition proposal and indicating that the Microchip proposal has been determined by the Atmel Board as one that would reasonably be expected to result in a “Company Superior Proposal.”

On December 14, 2015, Wilson, Sonsini, Goodrich & Rosati, P.C. (“WSGR”), Microchip’s external legal counsel, submitted a draft merger agreement to Jones Day, based substantially on the terms of Atmel’s agreement with Dialog with certain modifications.

On December 15, 2015, the Atmel Board met to continue its discussion and evaluation of Microchip’s unsolicited acquisition proposal. At that meeting, representatives of Qatalyst Partners discussed Dialog’s revised financial guidance, issued earlier on December 15, 2015, for its fourth quarter of 2015, reflecting reduced financial projections. The Atmel Board discussed the implied value of the Dialog merger consideration and the continued diminution in value that might result from declining performance of, and lowered expectations for, Dialog. Representatives of Jones Day reviewed the terms and conditions of the draft merger agreement submitted by Microchip and discussed other matters related to a potential transaction with Microchip, including antitrust, financing and post-signing cooperation considerations, closing conditions and the status of Microchip’s due diligence review. Following a discussion, the Atmel Board instructed Atmel management to provide additional due diligence access to Microchip, and instructed the representatives of Qatalyst Partners and Jones Day to continue discussions with Microchip regarding the terms and conditions of the draft merger agreement.

From December 16, 2015 through January 12, 2016, representatives of Jones Day and WSGR continued to negotiate the terms of the draft merger agreement, including provisions related to proposed termination fees, restrictions on Atmel’s operations during the period between signing and closing of the proposed transaction, financing and post-signing cooperation covenants, and other matters related to the possible deferral of closing under specified conditions. Legal counsel for Atmel and Microchip exchanged multiple drafts of the merger agreement during that period. Microchip was also provided additional due diligence materials and undertook further meetings and discussions with Atmel management for purposes of completing its due diligence review.

On December 19, 2015, the Atmel Board met to continue its discussion and evaluation of Microchip’s unsolicited acquisition proposal. At that meeting, Atmel management discussed Microchip’s ability to finance the proposed transaction. Atmel management advised the Atmel Board of initial customer and employee reaction to the announcement of the Microchip proposal. Representatives of Qatalyst Partners informed the Atmel Board of a conversation with a Dialog representative regarding Dialog’s reaction to Microchip’s unsolicited proposal. Representatives of Qatalyst Partners also updated the Atmel Board on the current implied value of the Dialog transaction compared to Microchip’s unsolicited proposal. Representatives of Jones Day updated the Atmel Board on the status of negotiations with WSGR concerning the draft merger agreement, including negotiations related to certainty of closing, antitrust approvals, financing and post-signing cooperation matters. Representatives of Jones Day also informed the Atmel Board that Atmel and Microchip entered into a supplemental non-disclosure agreement to facilitate Atmel’s due diligence review of Microchip and its unsolicited proposal. Following a discussion, the Atmel Board directed the representatives of Qatalyst Partners and Jones Day to continue negotiations with Microchip and its advisors.

On December 22, 2015, the Atmel Board met to continue its discussion and evaluation of Microchip’s unsolicited acquisition proposal. At that meeting, Atmel management provided information regarding the status of Microchip’s due diligence review, the potential timing for relevant antitrust reviews and the status of discussions regarding transaction structuring. Representatives of Jones Day reviewed the revised draft of the merger agreement and discussed differences between the Microchip and Dialog transactions. Representatives of Qatalyst Partners discussed the material terms and conditions of the draft merger agreement.

On December 24, 2015, the Atmel Board met to continue its discussion and evaluation of Microchip’s unsolicited acquisition proposal. At that meeting, representatives of Qatalyst Partners reviewed the implied value of the Dialog merger consideration. Representatives of Qatalyst Partners also discussed the possible timing associated with each transaction (based on input from representatives of Jones Day), with illustrative present values of the Microchip proposal assuming closing dates materially later than expected with the Dialog transaction. Representatives of Jones Day provided an update on the status of Microchip’s due diligence and merger agreement negotiations. Representatives of Jones Day also reviewed fiduciary obligations and other considerations applicable to the Atmel Board’s evaluation of the Dialog and Microchip transactions. The Atmel Board instructed Jones Day to inform WSGR that it requested a response from Microchip to Atmel’s latest draft of the merger agreement by December 31, 2015. Following the meeting, Mr. Sugishita informed Mr. Sanghi of this request, and representatives of Jones Day and Qatalyst Partners similarly communicated the request to representatives of WSGR and J.P. Morgan, financial advisor to Microchip. During the course of such conversations, representatives of Microchip, WSGR and J.P. Morgan indicated that certain due diligence review was in process, including a meeting with Atmel’s business unit leaders.

On December 29, 2015, the Atmel Board met to receive an update on the status of discussions with Microchip. Representatives of Atmel management and Jones Day provided updates on Microchip’s due diligence review and on merger agreement negotiations. Representatives of Qatalyst Partners advised the Atmel Board that meetings between Mr. Sanghi and Atmel’s business unit leaders had been scheduled for the first week of January 2016 so that Microchip could satisfy its due diligence requirements.

On December 31, 2015, representatives of WSGR delivered a revised merger agreement to representatives of Jones Day.

On January 3, 2016, the Atmel Board met to continue its discussion and evaluation of Microchip’s unsolicited acquisition proposal. At that meeting, representatives of Jones Day and Qatalyst Partners, respectively, reviewed the draft merger agreement. A discussion occurred regarding Microchip’s proposed interim operations covenants and the potential effects of those restrictions on Atmel’s business between signing and closing. Representatives of Jones Day also discussed matters that could affect the certainty and timing of closing a transaction with Microchip. Following the discussion, the Atmel Board instructed Jones Day and Qatalyst Partners to continue merger agreement negotiations.

On January 4, 2016, Mr. Sugishita contacted Mr. Sanghi to communicate Atmel’s position on matters related to the draft merger agreement. Messrs. Laub and Mr. Sanghi also discussed the terms and conditions of the draft merger agreement on January 4, 2016.

On January 5, 2016, the Atmel Board met to continue its discussion and evaluation of Microchip’s unsolicited acquisition proposal. At that meeting, Atmel management provided the Atmel Board with a preliminary assessment of Atmel’s financial performance during the fourth quarter of 2015, which would likely fall below Atmel’s previously announced financial guidance. Messrs. Sugishita and Laub updated the Atmel Board on their discussions with Mr. Sanghi. Representatives of Jones Day discussed the status of merger agreement negotiations.

On January 5, 2016, Mr. Sanghi met with the General Managers of Atmel’s Microcontroller, Automotive and Touch business units and the Senior Vice President of Worldwide Operations.

On January 6 and 7, 2016, Messrs. Laub and Sanghi further discussed the terms and conditions of the draft merger agreement.

On January 7, 2016, the Atmel Board met to continue its discussion and evaluation of Microchip’s unsolicited acquisition proposal. At that meeting, Mr. Laub provided an update on his discussions with Mr. Sanghi and representatives of Jones Day provided an update on merger agreement negotiations.

On January 8, 2016, the Microchip Board met with members of Microchip’s management team and representatives of WSGR to review the proposed acquisition of Atmel including the status of due diligence and negotiations of the draft merger agreement. The Microchip Board also discussed the proposed purchase price and financing of the transaction.

On January 10, 2016, the Atmel Board met to continue its discussion and evaluation of Microchip’s unsolicited acquisition proposal. At that meeting, Mr. Laub and representatives of Jones Day provided further updates on the status of negotiations with Microchip. Representatives of Qatalyst Partners reviewed the financial terms of the Dialog transaction and compared those terms to the terms of the proposed transaction with Microchip. Mr. Laub informed the Atmel Board that, according to Mr. Sanghi, Microchip intended to submit a binding, irrevocable offer to acquire Atmel on January 11, 2016.

On January 11, 2016, Messrs. Laub and Skaggs discussed with Mr. Sanghi and other members of Microchip management Atmel’s preliminary financial results for the fourth quarter of 2015.

On the evening of January 11, 2016, the Microchip Board met with members of Microchip’s management team and representatives of J.P. Morgan and WSGR and received reports on the due diligence and merger agreement discussions that had occurred since its meeting on January 8, 2016. The Microchip Board discussed the purchase price of the transaction and what proportion of the purchase price should be in cash and shares of Microchip common stock. Following discussion, the Microchip Board unanimously approved (i) a binding, irrevocable offer to acquire Atmel for $8.15 per share, consisting of $7.00 per share in cash and $1.15 per share in shares of Microchip common stock and (ii) the delivery by Microchip of an executed version of the merger agreement, subject solely to acceptance by Atmel.

On the evening of January 11, 2016, after Mr. Sanghi’s discussion with Messrs. Laub and Skaggs and after the meeting of the Microchip Board, Microchip submitted a binding, irrevocable offer to acquire Atmel, including an executed version of the merger agreement, subject solely to acceptance by Atmel.

Under the terms of the binding, irrevocable offer, Microchip proposed to purchase all of the outstanding shares of Atmel for $8.15 per share, consisting of $7.00 per share in cash and $1.15 per share in shares of Microchip common stock, valued at the average closing price for a share of Microchip common stock for the ten most recent trading days ending on the last trading day prior to the closing, with the maximum number of Microchip shares to be issued in the transaction capped at 13.0 million shares. To the extent that the number of Microchip shares issuable would exceed 13.0 million shares, the cash consideration per Atmel share would be increased such that the value of the combined cash and stock consideration would remain at $8.15 per share (as valued based upon the average closing price described in the previous sentence). Microchip’s binding, irrevocable offer was to expire by its terms at 5:00 p.m. Pacific Time, on January 19, 2016, the fifth business day following its delivery, which was intended to provide Atmel sufficient time to permit Dialog to submit a counteroffer as contemplated by the terms of the Dialog merger agreement.

On January 11, 2016, the Atmel Board met to discuss and evaluate Microchip’s binding, irrevocable offer to acquire Atmel. At that meeting, Mr. Laub reviewed the terms of Microchip’s offer. Representatives of Jones Day reviewed the terms of the Dialog merger agreement, comparing it to the executed form of the Merger Agreement. Representatives of Qatalyst Partners compared the financial terms of Microchip’s offer with the terms of the Dialog transaction, including the implied value of the Dialog merger consideration. Following a discussion, the Board instructed representatives of Jones Day and Qatalyst Partners to prepare additional information to enable the Atmel Board to compare the competing transactions.

In the morning of January 12, 2016, the Atmel Board met to discuss and evaluate Microchip’s binding, irrevocable offer to acquire Atmel. At that meeting, representatives of Jones Day reviewed the Atmel Board’s fiduciary duties and Atmel’s contractual obligations under the Dialog merger agreement. Representatives of Jones Day also reviewed the terms and conditions of the executed form of merger agreement submitted by Microchip, including termination rights and termination fees, closing conditions, antitrust and regulatory requirements, and post-signing cooperation and interim operating covenants. Representatives of Qatalyst Partners reviewed the financial terms of the Microchip offer and compared the implied value of the Dialog transaction with the value of the Microchip offer. Representatives of Qatalyst Partners also discussed Dialog management’s financial projections for the first quarter of 2016 as compared to publicly available research analyst or “street” expectations for Dialog’s 2016 first quarter financial performance. After considering the information presented by representatives of Jones Day and Qatalyst Partners, the Atmel Board discussed whether the Microchip offer constituted a “Company Superior Proposal” under the terms of the Dialog merger agreement. The Atmel Board determined to defer a decision on that matter and to reconvene during the evening of January 12 to further consider the question. Based on the discussions that had occurred during the board meeting on January 12, 2016, the Atmel Board instructed Jones Day to inform WSGR that a determination of the Atmel Board regarding whether the Microchip offer constituted a “Company Superior Proposal” might not be unanimous and that the form of definitive merger agreement between the parties would need to reflect that determination.

Following the Atmel Board’s meeting on the morning of January 12, 2016, Microchip advised Atmel in writing that its binding, irrevocable offer to acquire Atmel would expire at 10:00 p.m. Pacific Time on January 19, 2016, per Atmel’s request. Microchip also submitted a revised executed form of the Merger Agreement, which did not require that the Atmel Board unanimously approve the Merger Agreement or unanimously recommend that Atmel stockholders approve the transaction with Microchip.

The Atmel Board met in the evening of January 12, 2016 to continue its discussion and evaluation of Microchip’s binding, irrevocable offer. At that meeting, representatives of Jones Day again reviewed the terms of the form of final Merger Agreement, and confirmed that Microchip had agreed to revise the Merger Agreement to remove any requirement that the Atmel Board unanimously approve the transactions contemplated thereby. After consultation with Atmel’s legal and financial advisors and Atmel senior management, and commentary provided by members of the Atmel Board during those discussions, each member of the Atmel Board expressed a preliminary opinion on whether the Microchip offer constituted a “Company Superior Proposal” under the terms of the Dialog merger agreement. After additional discussion, the Atmel Board, by majority vote, determined (with Papken Der Torossian and Messrs. Laub and Wu voting against that determination) that Microchip’s binding, irrevocable offer constituted a “Company Superior Proposal” under the terms of the Dialog merger agreement and that it would reasonably be expected to be inconsistent with the Atmel Board’s fiduciary duties under applicable law to fail to effect a change of recommendation on the basis of Microchip’s binding, irrevocable offer. Mr. Laub, thereafter, discussed management’s recommendation to the Atmel Board that Atmel issue a press release announcing Atmel’s preliminary financial results for the fourth quarter of 2015. Following a discussion, the Atmel Board authorized Atmel management to prepare and issue a press release announcing preliminary financial results for the fourth quarter of 2015.

On that same date, Atmel provided Dialog with written notice of the Atmel Board’s intention to effect a change of recommendation and to terminate the Dialog merger agreement. Atmel provided Dialog with a copy of the definitive form of the Merger Agreement executed by Microchip. The written notice also informed Dialog that the Atmel Board would consider in good faith any changes to the Dialog merger agreement or other arrangements that might be offered in writing by, and would be legally binding upon, Dialog by 5:00 p.m. Pacific Time on January 19, 2016, the fourth business day after delivery of the written notice to Dialog.

On January 13, 2016, Atmel issued a press release announcing that the Atmel Board determined that Microchip’s unsolicited proposal constituted a “Company Superior Proposal” under the terms of the Dialog merger agreement. Atmel also issued a separate press release on January 13 announcing preliminary financial results for the fourth quarter of 2015.

On January 14, 2016, Atmel received a letter from Dialog informing Atmel that Dialog had determined not to propose any changes to the Dialog merger agreement or other arrangements related to the Dialog merger.

On January 19, 2016 the Atmel Board met to review the terms and conditions of the proposed Microchip transaction. At that meeting, representatives of Qatalyst Partners reviewed the financial terms of the Dialog merger agreement and the financial terms of the Microchip binding, irrevocable offer. Representatives of Jones Day reviewed the Atmel Board’s fiduciary obligations and Atmel’s contractual obligations under the Dialog merger agreement. Representatives of Jones Day informed the Atmel Board that the Dialog merger agreement permitted Atmel to terminate the Dialog merger agreement to enter into an alternative transaction, such as Microchip’s unsolicited proposal, if that alternative transaction constituted a “Company Superior Proposal.” Representatives of Jones Day next reviewed the terms and conditions of the Merger Agreement, noting material differences between the Dialog merger agreement and the Merger Agreement. Following additional discussion by the Atmel Board, representatives of Qatalyst Partners rendered to the Atmel Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated January 19, 2016, to the effect that, as of January 19, 2016, and based upon and subject to the factors, assumptions, limitations, qualifications and conditions set forth in that opinion, the merger consideration to be received by holders of Atmel common stock (other than Microchip and its affiliates) was fair, from a financial point of view, to holders of Atmel shares, as more fully described below in the section entitled “—Opinion of Atmel’s Financial Advisor” beginning on page 78 of this proxy statement/prospectus. The written opinion of Qatalyst Partners is attached to this proxy statement/prospectus as Annex B and is incorporated herein by reference.

The Atmel Board, after consultation with representatives of Qatalyst Partners, Jones Day and Atmel management, then evaluated, discussed and compared the terms of the Dialog merger agreement and the Merger Agreement. After considering the information with which it had been provided by its legal and financial advisors during the meetings held to discuss and evaluate the Microchip proposal, the Atmel Board’s extensive consultation with those advisors throughout the process, and related information offered by Atmel management, the Atmel Board determined by majority vote (with Messrs. Der Torossian, Laub and Wu voting against that determination) to terminate the Dialog merger agreement and enter into the Merger Agreement. The Atmel Board further determined by a majority vote (with Messrs. Der Torossian, Laub and Wu voting against that determination) that the Merger Agreement, the performance by Atmel of its obligations thereunder and the consummation of the transactions contemplated thereby were advisable and fair to, and in the best interests of, Atmel and its stockholders. Atmel promptly delivered a notice of termination to Dialog with respect to the Dialog merger agreement.

Following the termination of the Dialog merger agreement on January 19, 2016, Atmel executed and delivered the Merger Agreement to Microchip, and Atmel and Microchip issued a joint press release announcing the execution of the Merger Agreement. Atmel thereafter paid the termination fee to Dialog as required under the Dialog merger agreement.

Recommendation of the Atmel Board; Atmel’s Reasons for the Merger

At its January 19, 2016 meeting held to evaluate the proposed Merger, the Atmel Board, by majority vote, approved the Merger Agreement and determined that the terms of the Merger are fair to and in the best interests of Atmel stockholders. The Atmel Board recommends that Atmel stockholders vote:

1.	“FOR” the Merger Proposal;
2.	“FOR” the Compensation Proposal; and
3.	“FOR” the Atmel Adjournment Proposal.

Charles Carinalli, Dr. Edward Ross, Jack L. Saltich and David Sugishita, constituting a majority of the Atmel Board (Messrs. Carinalli, Saltich and Sugishita and Dr. Ross are sometimes collectively referred to as the “Majority Directors”), voted to approve the Merger Agreement and made the determination that the terms of the Merger are fair to and in the best interests of Atmel stockholders. In connection with the Majority Directors’ determination to approve the Merger Agreement, the Majority Directors concurrently determined to terminate Atmel’s then-pending merger agreement with Dialog, which had been entered into on September 19, 2015. As a result, the evaluations conducted by the Atmel Board and the determination related to the Merger Agreement involved concurrent evaluations and assessments of the terms of the Dialog merger agreement and the relative value that the Dialog transaction would offer to Atmel stockholders if completed. All members of the Atmel Board were determined to maximize stockholder value. Certain members of the Atmel Board believed, based on their individual assessment, evaluation and weighting of the factors discussed below, that the pending transaction with Dialog offered greater potential value to Atmel stockholders than the Merger. Papken Der Torossian, Steven Laub and Tsung-Ching Wu (Messrs. Der Torossian, Laub and Wu are sometimes collectively referred to as the “Minority Directors”) voted against the determination to approve the Merger Agreement and to terminate the Dialog merger agreement.

In evaluating the Merger and the Merger Agreement and arriving at its determination, the Atmel Board consulted with Atmel’s senior management, Atmel’s financial advisor, Qatalyst Partners, and Atmel’s outside legal counsel, Jones Day. The factors referenced below were discussed during meetings of the Atmel Board, with each individual member of the Atmel Board placing more or less emphasis or weight on particular factors, as described below. The emphasis and weighting of those factors led each of the Majority Directors and the Minority Directors to exercise his judgment in the manner reflected in the voting of the Atmel Board.

In making their determination to terminate the Dialog merger agreement and approve the Merger Agreement, and in concluding that the terms of the Merger are fair to and in the best interests of Atmel stockholders, the Majority Directors, while considering all factors referred to in this Section (including those referenced by the Minority Directors), placed greater emphasis or weight on the following factors than the Minority Directors (not in any relative order of importance):

•	The fact that the Merger Consideration, payable in a mix of cash and Microchip common stock, had a value of $8.15 per share, representing a 2% premium over the per share implied value of $7.95 for the Dialog transaction, based on the closing price of Dialog’s ordinary shares and the Euro to U.S. Dollar exchange rate reported on Bloomberg as of 5:30 p.m., Central European Time, on January 15, 2016, the last NASDAQ trading day prior to the date of the public announcement of the Merger Agreement. In addition, the Merger Consideration represented a premium over the market prices at which Atmel shares traded prior to the announcement of the Dialog merger agreement, specifically representing a:

¡	8% premium to Atmel’s closing stock price on May 6, 2015, the day prior to the public announcement that Atmel’s President and Chief Executive Officer, Mr. Laub, had informed the

Atmel Board that he intended to retire as an officer and director of Atmel, effective August 31, 2015; and

¡	12% premium to Atmel’s closing stock price on September 18, 2015, the last trading day before the announcement of the Dialog merger agreement;

•	The fact that Atmel stockholders will receive an immediate and substantial cash payout of $7.00 per share for their Atmel shares, compared to $4.65 per Atmel share under the Dialog merger agreement and, therefore, will realize greater certainty of value than was available to Atmel’s stockholders under the Dialog merger agreement;

•	The decline in the value of the merger consideration offered by Dialog, which had declined from an implied value of $10.42 per share on September 18, 2015 to an implied value of approximately $7.95 per share on January 15, 2016, as a result of a decline in the Dialog stock price over that period, and the belief, in light of that decline, that the Merger Consideration is more favorable to Atmel stockholders than the consideration that would have been paid under the Dialog merger agreement;

•	The continued volatility of, and downward trends in, the price of Dialog’s ordinary shares, the uncertainty regarding the future trading price of Dialog’s ordinary shares and the resulting uncertainties (and possible continuing declines) in value that would have been realized by Atmel stockholders at the time of closing the Dialog transaction;

•	Dialog’s financial results for the third and fourth quarters of 2015, and anticipated financial results for the first quarter of 2016, as well as the current trends in the semiconductor industry and other macroeconomic factors, which suggest further volatility in consumer and other markets and potential downward pressure on semiconductor stocks;

•	The fact that Atmel stockholders will receive Microchip stock having a fixed-value based on the closing price of Microchip common stock during the ten trading days prior to closing of the Merger, compared to the Dialog transaction in which the exchange ratio representing the equity portion of the Dialog merger consideration was fixed at the time the Dialog merger agreement was executed and declined significantly in value since the execution of the Dialog merger agreement;

•	The closing risks associated with the Merger being comparable to the closing risks of a transaction with Dialog in light of (i) the terms of the Merger Agreement, including the requirement that Microchip pay to Atmel a $250 million reverse termination fee if the Merger does not close due to the failure to receive applicable antitrust approvals, (ii) the advice of legal counsel regarding the likelihood of receiving regulatory approvals for the Merger, and (iii) the fact that, unlike the Dialog transaction, the Merger is not subject to the approval of The Committee on Foreign Investment in the United States (CFIUS);

•	Dialog’s reliance on a single customer for a significant portion of its revenues and the uncertainties regarding the financial and business outlook of Dialog if that customer’s financial and business outlook declines;

•	Uncertainty regarding Dialog’s ability to achieve the full benefits of anticipated synergies from a merger between Atmel and Dialog;

•	The belief that, under the circumstances, $8.15 per share was the highest price per Atmel share that Microchip was willing to pay, that the Majority Directors did not wish to risk the loss of Microchip’s offer by rejecting the proposal, and that the terms of the Merger Agreement were the most favorable terms to Atmel to which Microchip was then willing to agree; and

•	The belief that a merger with Microchip would create a stronger, more diversified, combined company with the requisite scale, financial resources, technology, products, customer base, and global workforce to succeed in the rapidly consolidating semiconductor industry, in which Atmel stockholders would share through their receipt of shares of Microchip stock.

In making their determination to vote against terminating the Dialog transaction and against the approval of the Merger Agreement, the Minority Directors, while considering all factors referred to in this Section (including those referenced by the Majority Directors), placed greater emphasis or weight on the following factors than the Majority Directors (not in any relative order of importance):

•	The modest difference in the implied values of the Merger Consideration and the consideration reflected in the Dialog transaction, and the expected future recovery in the Dialog stock price that would potentially provide Atmel stockholders with greater value than that offered under the Merger Agreement;

•	The fact that the Dialog transaction had received all antitrust regulatory approvals and was expected to close in March 2016, compared to the likely closing of the Merger sometime in the second quarter of 2016, or possibly later depending on the timing of receipt of required regulatory approvals, and the related effects of different closing dates on the present value of the merger consideration included in both transactions;

•	The optionality afforded by the Dialog transaction (particularly as synergies are realized) arising from the significant decline in the price of Dialog shares since September 19, 2015, and the opportunity for Atmel stockholders to participate in the long-term equity appreciation of a combined Atmel and Dialog entity in which Atmel stockholders would be expected to own approximately 38% of the fully-diluted equity, including the enhanced exposure, through the combined entity, to growth opportunities related to Dialog’s relationship with its largest customer;

•	The belief that Dialog’s stock price had effectively “bottomed,” would be less likely to suffer further material declines, and would be more likely to increase in value in the coming months, after taking into account the effects of the overall decline recently experienced in stock markets and in the stock prices of semiconductor companies, and the more recent declines in Dialog’s stock price attributable to the preannouncement of its 2015 fourth quarter financial results, market speculation regarding weak results for its largest customer, and the economic slowdown in China;

•	The disruption to Atmel’s business, pending closing of the Merger, associated with entering into a transaction with a direct competitor, including potential adverse effects on employee retention, sales channel partners, new customer design activities and customer relationships;

•	The belief, in light of the pending transaction with Dialog and potential synergies available to Microchip, that a determination to reject Microchip’s offer of $8.15 per share would potentially lead to a higher price per share from Microchip based on its significant interest in completing a transaction with Atmel; and

•	The possible risks related to transaction structuring matters expected to be undertaken by Microchip in connection with the Merger, and the required cooperation of Atmel following the execution of the Merger Agreement.

During the course of their evaluations and deliberations, the Atmel Board discussed other factors that informed the respective decisions of each of the Majority Directors and Minority Directors, including the following (not in any relative order of importance):

•	The fact that (i) as directed by the Atmel Board, representatives of Qatalyst Partners contacted 20 potential interested parties that Atmel believed would have the highest level of interest in a business combination with, or acquisition of, Atmel, (ii) Atmel executed non-disclosure agreements with, and provided initial due diligence access to, 14 interested parties, (iii) representatives of Qatalyst Partners delivered bid process letters to 13 of these interested parties, (iv) Atmel received preliminary non-binding indications of interest from, and provided further due diligence access to, seven of these interested parties, and (v) Atmel, at the conclusion of its strategic review process, received “best and final” acquisition proposals from three of these interested parties;

•	The fact that, following the announcement of the execution of the Dialog merger agreement, the terms of the Dialog merger agreement permitted Atmel to enter into negotiations with other parties that submitted unsolicited acquisition proposals and potentially interested parties had sufficient opportunity to do so following the announcement of the Dialog transaction on September 19, 2015, as reflected by Atmel’s receipt of two unsolicited acquisition proposals (as described in the section entitled “—Background of the Merger” beginning on page 53 of this proxy statement/prospectus), including the offer received from Microchip;

•	The fact that, on January 14, 2016, Atmel received a letter from Dialog informing Atmel that Dialog had determined not to propose any changes to the Dialog merger agreement or other arrangements related to the Dialog merger;

•	The fact that the Microchip offer was not subject to a financing condition and the assessment of the Atmel Board, after consultation with its financial advisor, that Microchip had adequate financial resources to pay the aggregate Merger Consideration;

•	The expectation, based on analyses undertaken by Microchip, that Microchip anticipates achieving significant synergies from cost savings and incremental revenue growth in connection with the transaction;

•	The risks associated with remaining independent as a stand-alone company (if that alternative remained available in light of the pending Dialog transaction, which could only be terminated under specified circumstances) and pursuing Atmel’s strategic plan, including (i) Atmel’s historical and projected financial performance as well as the decline in Atmel’s financial performance during the third and fourth quarters of 2015, (ii) the adverse effects on Atmel’s business of having been engaged in a strategic review process for an extended period of time and operating under the terms and restrictions of the Dialog merger agreement since September 2015, and the further uncertainties associated with market speculation regarding unsolicited acquisition proposals and perception risks related to “broken” deals, (iii) potential future competition, including from larger and better funded companies, (iv) challenges and risks associated with growing Atmel organically, including the lack of a designated chief executive officer to replace Mr. Laub upon his expected retirement, (v) the significant costs required to develop and market new products, (vi) the uncertainties associated with the evolution of one of Atmel’s targeted growth markets, the Internet of Things, and the potential timing lag in seeing significant demand within that market segment for Atmel’s products, (vii) the ability of Atmel to execute future strategic acquisitions in light of industry consolidation and the more limited financial resources that would likely be available to Atmel compared to its competitors, and (viii) the additional risk factors pertaining to Atmel that are included in its most recent quarterly report, which is incorporated by reference in this proxy statement/prospectus;

•	The fact that the Atmel Board, having considered various alternative transactions and Atmel’s stand-alone valuation under various financial assumptions as a result of its strategic review process, determined, in consultation with its legal and financial advisors, that a merger of Atmel with a third party continued to be the most attractive transaction reasonably available to Atmel;

•	The rapid and ongoing consolidation of companies within the semiconductor industry, which was likely to continue at an accelerating pace;

•	The information and discussions with Atmel’s management regarding Microchip’s business, results of operations and financial and market position, and Atmel management’s expectations concerning Microchip’s future prospects and opportunities for long-term growth, including opportunities that might be available to the combined company that would likely not be available to Atmel as an independent company;

•

The fact that, on May 6, 2015, Atmel publicly announced Mr. Laub’s decision to retire as an officer and director of Atmel, and the (i) resulting uncertainty regarding Atmel’s future leadership, and (ii) information obtained and considered by the Atmel’s Search Committee as it conducted a search and engaged in candidate interviews, with the assistance of Spencer Stuart, an executive search consulting firm, for a potential replacement for Mr. Laub in parallel with its strategic review process;

•	The approval of Microchip’s stockholders not being required to complete the Merger, as discussed further under the section entitled “The Merger Agreement” beginning on page 99 of this proxy statement/prospectus;

•	The belief that the Merger will be approved by the requisite regulatory authorities without the imposition of conditions that would materially delay or otherwise result in the termination of the Merger Agreement;

•	The fact that, unlike the Dialog transaction, the Merger is not subject to the approval of The Committee on Foreign Investment in the United States (CFIUS);

•	The fact that the mixed cash and equity nature of the Merger Consideration offers Atmel stockholders the opportunity to participate in the future earnings and growth of the combined company;

•	The terms and conditions of the Merger Agreement and the course of negotiations of the Merger Agreement, including, among other things:

¡	Atmel’s ability, subject to certain conditions, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal, and the Atmel Board’s ability, in the exercise of its fiduciary duties, to terminate the Merger Agreement and to enter into an acquisition agreement in connection with a “Company Superior Proposal,” as defined in the Merger Agreement,

¡	The Atmel Board’s ability, subject to certain conditions, to change its recommendation supporting the Merger in response to an intervening event, regardless of the existence of a competing or superior acquisition proposal, to the extent the Atmel Board determines that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law,

¡	The Atmel Board’s belief that the terms of the Merger Agreement, including the termination fee and expense reimbursement payments to be made to Microchip upon termination of the Merger Agreement under specified circumstances, are not likely to significantly deter another party from making a “Company Superior Proposal,”

¡	The customary conditions to Atmel’s and Microchip’s obligations to complete the Merger, including the limited number of antitrust approvals on which closing is conditioned,

¡	The commitment made by Microchip to Atmel to use reasonable best efforts to obtain regulatory clearances, including under the HSR Act,

¡	The automatic three-month extension of the outside date of the Merger Agreement, if necessary to obtain required antitrust approvals, and

¡	Atmel’s ability specifically to enforce Microchip’s obligations under the Merger Agreement, including Microchip’s obligations to consummate the Merger;

•	The opinion of Qatalyst Partners delivered orally, and in the form of a written opinion, to the Atmel Board dated January 19, 2016, to the effect that as of January 19, 2016, and based upon and subject to the factors, assumptions, limitations, qualifications and conditions set forth in such opinion, the Merger Consideration to be received by the holders of Atmel’s common stock, other than Microchip or its affiliates, was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “—Opinion of Atmel’s Financial Advisor” beginning on page 78 of this proxy statement/prospectus;

•	The unsolicited feedback that Atmel received from certain of Atmel’s institutional stockholders regarding Atmel’s public announcement, on January 13, 2016, of the Atmel Board’s determination that

Microchip’s unsolicited proposal constituted a “Company Superior Proposal” under the Dialog merger agreement;

•	The fact that the approval of the Atmel stockholders is required to complete the Merger; and

•	The availability of appraisal rights under Delaware law to the Atmel stockholders who do not vote to approve the Merger Agreement and comply with all the required procedures under Delaware law, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their shares, which may be more than, less than or the same as the amount such stockholders would have received under the Merger Agreement.

In addition to the factors specifically emphasized or weighted by each of the Majority Directors and the Minority Directors, during the course of their evaluations and deliberations, the Atmel Board discussed other uncertainties, risks and potentially negative factors that informed the respective decisions of each of those groups of Directors, including the following (not in any relative order of importance):

•	The fact that the Minority Directors did not support terminating the Dialog merger agreement and entering into the Merger;

•	The past financial performance and appreciation in the stock price of Dialog since 2007, and the possibility, if Dialog’s stock recovered, that the Dialog transaction could have a higher implied value at closing than the Merger Consideration;

•	Atmel’s obligation to pay Dialog a termination fee of $137.3 million upon termination of the Dialog merger agreement and Microchip’s unwillingness to directly pay the termination fee on Atmel’s behalf;

•	The more limited potential equity upside available to Atmel stockholders in the Microchip transaction than would be available to Atmel stockholders in the Dialog transaction, in light of the fact that Atmel stockholders would be expected to own approximately 6% of Microchip’s fully-diluted equity, compared to 38% of Dialog’s fully-diluted equity after the closing of the respective transactions;

•	The fact that the Merger Consideration is less than the amount initially offered by Microchip on December 7, 2015;

•	The challenges inherent in the combination of two business enterprises of the size and scope of Atmel and Microchip, including the possibility that the anticipated cost savings and synergies and other benefits sought to be obtained from the transaction might not be achieved in the time frame contemplated or at all, and the other risks and uncertainties that could adversely affect the combined company’s operating results;

•	The high debt leverage of a combined Atmel and Microchip entity, which could limit access to credit markets or make access more expensive and reduce operational and strategic flexibility;

•	The fact that gains from the Merger Consideration received by Atmel stockholders in connection with the Merger will be taxable to Atmel stockholders for U.S. federal income tax purposes;

•	The provisions in the Merger Agreement relating to the potential payment of a termination fee of $137.3 million under certain circumstances specified in the Merger Agreement, or up to $20 million of Microchip’s expenses in connection with the Merger, if the Merger Agreement is terminated as a result of Atmel stockholders not approving the Merger Agreement;

•	The unsolicited feedback that Atmel received from certain of Atmel’s institutional stockholders regarding Atmel’s public announcement, on January 13, 2016, of the Atmel Board’s determination that Microchip’s unsolicited proposal constituted a “Company Superior Proposal” under the Dialog merger agreement;

•	The timing of and potential higher certainty of closing the transaction with Dialog based on the receipt, at the time of executing the Merger Agreement, of all antitrust regulatory approvals required to consummate a transaction with Dialog, compared to uncertainties associated with the timing and receipt of regulatory approvals required for the Merger;

•	The risks associated with satisfying certain conditions related to antitrust clearances and the possibility that the Merger may not be completed and, if completed, the Merger is likely to close after the expected closing date of the Dialog transaction;

•	The risks and costs to Atmel if the Merger fails to close, including diversion of management and employee attention, and the potential adverse effect on Atmel’s business and relationships with customers, distributors, sales representatives and suppliers;

•	The adverse effect of uncertainties that arise prior to completion of the Merger, including on Atmel’s ability to attract, retain and motivate key personnel pending completion of the Merger;

•	Restrictions on the conduct of Atmel’s business prior to consummation of the Merger, including the requirement that Atmel conduct its business in the ordinary course, subject to specific limitations that may delay or prevent business opportunities that arise before the completion of the Merger and that, absent the Merger Agreement, Atmel might have pursued, or that might prevent Atmel from taking actions to improve its cost structure absent the proposed Merger, or taking other actions, whether in the form of dividend payments, stock repurchases, restructuring, asset dispositions or otherwise, which Atmel might have undertaken in the absence of the proposed Merger;

•	The possibility that the executive officers and directors of Atmel could have interests in the Merger that would be different from, or in addition to, those of Atmel’s stockholders; and

•	The risks of the type and nature described under the sections entitled “Risk Factors” beginning on page 32 of this proxy statement/prospectus and “Special Note Regarding Forward-Looking Statements” beginning on page 42 of this proxy statement/prospectus.

In addition to the specific factors on which the Majority Directors placed greater emphasis or weight than the Minority Directors, the Majority Directors also concluded that the uncertainties, risks and potentially negative factors relevant to the Merger were further outweighed by the benefits the Majority Directors expect Atmel and Atmel stockholders to achieve from the Merger.

This discussion of the information and factors considered by the Atmel Board includes specific factors to which each of the Majority Directors and Minority Directors gave more or less emphasis or weight and other factors, both positive and negative, considered by the Atmel Board during its deliberations. The discussion of these matters is not intended to be exhaustive and may not include all of the factors considered by the Atmel Board. In view of the wide variety of factors considered in connection with its determination to terminate the Dialog transaction and its concurrent evaluation of the Merger, and the complexity of these matters, the Atmel Board did not attempt to quantify the various factors that it considered in reaching its determination to terminate the Dialog transaction, to approve the Merger, and to make its recommendations to the Atmel stockholders. Rather, the Atmel Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including the emphasis and weighting placed on certain of those factors by each of the Majority Directors and Minority Directors. The explanation of the Atmel Board’s reasons for the proposed transactions and all other information in this Section may be forward-looking in nature and therefore should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 42 of this proxy statement/prospectus.

Opinion of Atmel’s Financial Advisor

Atmel retained Qatalyst Partners to act as financial advisor to the Atmel Board in connection with a potential transaction such as the Merger and to evaluate whether the Merger Consideration to be received by Atmel stockholders, other than Microchip, Atmel or their respective subsidiaries and except for dissenting stockholders, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Atmel selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of Atmel and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of the Qatalyst Partners’ opinion in this proxy statement/prospectus. At the meeting of the Atmel Board on January 19, 2016, Qatalyst Partners rendered its oral opinion, that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the Merger Consideration to be received by Atmel stockholders, other than Microchip, Atmel or their respective subsidiaries and except for dissenting stockholders, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated January 19, 2016, to the Atmel Board following the meeting of the Atmel Board.

The full text of Qatalyst Partners’ written opinion to the Atmel Board dated January 19, 2016, is attached to this proxy statement/prospectus as Annex B and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Atmel Board and addresses only, as of the date of the opinion, the fairness from a financial point of view, of the Merger Consideration to be received by Atmel stockholders, other than Microchip, Atmel or their respective subsidiaries and except for dissenting stockholders, pursuant to the Merger Agreement, and it does not address any other aspect of the Merger. It does not constitute a recommendation as to how any Atmel stockholder should vote with respect to the Merger or any other matter and does not in any manner address the price at which the Atmel common stock or the Microchip common stock will trade at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Qatalyst Partners reviewed the Merger Agreement, certain related documents, and certain publicly available financial statements and other business and financial information of Atmel and Microchip. Qatalyst Partners also reviewed certain forward-looking information relating to Atmel approved for its use, by Atmel’s management, including financial projections and operating data of Atmel (together, the “Extrapolated Street Case”). Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of Atmel and Microchip, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Atmel. Qatalyst Partners also reviewed the historical market prices and trading activity for the Atmel common stock and Microchip common stock and compared the financial performance of Atmel and Microchip and the prices and trading activity of the Atmel common stock and Microchip common stock with each other and with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.

In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by Atmel and/or Microchip. With respect to the Extrapolated Street Case, Qatalyst Partners was advised by Atmel’s management, and Qatalyst Partners assumed, that, although Atmel’s actual financial performance and results have caused Atmel’s board of directors and management to be of the view that the future financial performance of Atmel would not be expected to exceed the Extrapolated Street Case, Atmel’s board of directors believes that the Extrapolated Street Case is a reasonable basis on which to arrive at the Qatalyst Partners opinion and instructed Qatalyst Partners to use and rely upon such projections for purposes of such opinion. Qatalyst Partners assumed that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition,

Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Atmel, Microchip or the contemplated benefits expected to be derived in the Merger. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Atmel or Microchip, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of Atmel’s management and Microchip’s management as to the existing and future technology and products of Atmel and Microchip and the risks associated with such technology and products. Qatalyst Partners’ opinion has been approved by Qatalyst Partners’ opinion committee in accordance with its customary practice.

Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst Partners’ opinion and the assumptions used in preparing it, and Qatalyst Partners has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst Partners’ opinion does not address the underlying business decision of Atmel to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Atmel. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by Atmel stockholders, other than Microchip, Atmel or their respective subsidiaries and except for dissenting stockholders, pursuant to the Merger Agreement, and Qatalyst Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Atmel’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration.

The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated January 19, 2016. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. For purposes of its analyses, Qatalyst Partners utilized the Extrapolated Street Case described below in the section entitled “—Certain Unaudited Prospective Financial Information Reviewed by the Atmel Board and Atmel’s Financial Advisor” beginning on page 85 of this proxy statement/prospectus. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.

Illustrative Discounted Cash Flow Analysis

Qatalyst Partners performed an illustrative discounted cash flow (“DCF”) analysis, which is designed to imply a potential, present value of share values for the Atmel common stock as of December 31, 2015 by:

•	adding:

¡	the implied net present value of the estimated future unlevered free cash flows of Atmel, based on the Extrapolated Street Case, for calendar year 2016 through calendar year 2019 (which implied present value was calculated by using a range of discount rates of 11.0% to 18.0%, based on an estimated weighted average cost of capital for Atmel);

¡	the implied net present value of a corresponding terminal value of Atmel, calculated by multiplying the estimated net operating profit after tax (“NOPAT”) in calendar year 2020, based on the Extrapolated Street Case, by a range of multiples of enterprise value to next-twelve-months estimated NOPAT of 13.0x to 18.0x, and discounted to present value using the same range of discount rates used in the bullet above; and

¡	the cash and short-term investments of Atmel as of December 31, 2015;

•	subtracting debt of Atmel as of December 31, 2015;

•	applying a dilution factor of approximately 8% to reflect the dilution to current Atmel stockholders over the projection period due to the effect of future equity compensation grants, as projected by Atmel’s management; and

•	dividing the resulting amount by the number of fully-diluted shares of Atmel’s common stock outstanding, adjusted for RSUs, performance grants and stock options outstanding, as provided by Atmel’s management, as of December 31, 2015.

Based on the calculations set forth above, this analysis implied a range of values for the Atmel common stock of approximately $5.93 to $9.35 per share.

Selected Companies Analysis

Qatalyst Partners compared selected financial information and public market multiples for Atmel with publicly available information and public market multiples for selected companies. The companies used in this comparison included those companies listed below and were selected because they are publicly traded companies in Atmel’s industry. Based upon research analyst consensus estimates for calendar year 2016, and using the closing prices as of January 15, 2016 for shares of the selected companies, Qatalyst Partners calculated, among other things, the price per share divided by the estimated earnings per share for calendar year 2016, which we refer to as the CY2016E EPS Multiples, for each of the selected companies below. The median CY2016E EPS Multiples among the following selected companies analyzed was 15.4x:

Selected Company	CY2016 EPS Multiple
Cypress Semiconductor Corporation	12.5x

Dialog Semiconductor plc	9.1x

Infineon Technologies AG	13.3x

Integrated Device Technology, Inc.	15.5x

Intersil Corporation	17.0x

M/A Com Technology Solutions Holdings, Inc.	17.0x

Maxim Integrated Products, Inc.	16.4x

Microchip Technology Incorporated	14.1x

Microsemi Corporation	9.0x	(1)

Nordic Semiconductor	21.3x

NXP Semiconductors N.V.	12.0x

Semtech Corporation	15.4x

Silicon Laboratories Inc.	18.8x

STMicroelectronics N.V.	15.4x

Synaptics Incorporated	8.2x

Texas Instruments Incorporated	15.5x

(1)	Does not reflect any pro forma adjustment for the announced acquisition of PMC-Sierra.

Based on an analysis of the CY2016E EPS Multiples for the selected companies, Qatalyst Partners selected a representative range of 12.0x and 16.0x and applied this range to Atmel’s estimated calendar year 2016 earnings per share based on the Extrapolated Street Case. This analysis implied a range of values for Atmel common stock of approximately $4.50 to $6.00 per share based on the Extrapolated Street Case.

No company included in the selected companies analysis is identical to Atmel. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Atmel, such as the impact of competition on the business of Atmel and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Atmel or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Selected Transactions Analysis

Qatalyst Partners compared twenty-seven selected public transactions involving companies in the semiconductor industry announced between September 2006 and November 2015. These transactions are listed below:

Announcement Date	Target	Acquiror	Enterprise Value / NTM Revenue Multiples	Price / NTM EPS

November 24, 2015	PMC Sierra, Inc.	Microsemi Corporation	4.2x	18.6x

November 18, 2015	Fairchild Semiconductor International Inc.	ON Semiconductor Corporation	1.7x	25.6x

November 9, 2015	Pericom Semiconductor Corporation	Diodes Incorporated	2.1x	19.9x

October 21, 2015	SanDisk Corporation	Western Digital Corporation	3.1x	25.3x

September 30, 2015	EZchip Semiconductor Ltd.	Mellanox Technologies, Ltd.	4.8x	16.2x

June 11, 2015	Integrated Silicon Solution, Inc.	Uphill Investment Co.	1.9x	24.5x

June 1, 2015	Altera Corporation	Intel Corporation	7.7x	42.5x

May 28, 2015	Broadcom Corporation	Avago Technologies Limited	3.8x	19.0x

May 7, 2015	Micrel, Incorporated	Microchip Technology Incorporated	3.0x	42.4x

April 30, 2015	OmniVision Technologies, Inc.	Investor Group (led by Hua Capital Management Co., Ltd.)	1.0x	22.0x

March 2, 2015	Freescale Semiconductor, Ltd.	NXP Semiconductors N.V.	3.4x	18.1x

February 25, 2015	Emulex Corporation	Avago Technologies Limited	1.5x	14.3x

Announcement Date	Target	Acquiror	Enterprise Value / NTM Revenue Multiples	Price / NTM EPS

January 27, 2015	Silicon Image, Inc.	Lattice Semiconductor Corporation	1.9x	36.9x

December 1, 2014	Spansion Inc.	Cypress Semiconductor Corporation	1.5x	16.8x

October 14, 2014	CSR plc	Qualcomm Incorporated	2.9x	27.1x

August 20, 2014	International Rectifier Corporation	Infineon Technologies AG	2.0x	26.3x

June 9, 2014	Hittite Microwave Corporation	Analog Devices, Inc.	6.6x	31.6x

February 24, 2014	TriQuint Semiconductor, Inc.	RF Micro Devices, Inc.	1.8x	32.4x

December 16, 2013	LSI Corporation	Avago Technologies Limited	2.7x	17.1x

August 15, 2013	Volterra Semiconductor Corporation	Maxim Integrated Products, Inc.	3.1x	30.5x

July 12, 2013	Spreadtrum Communications, Inc.	Tsinghua Unigroup Ltd.	1.6x	10.6x

June 22, 2012	MStar Semiconductor, Inc.	MediaTek, Inc.	2.1x	15.8x

May 2, 2012	Standard Microsystems Corporation	Microchip Technology Incorporated	1.8x	22.1x

September 22, 2011	Zarlink Semiconductor Inc.	Microsemi Corporation	2.0x	22.5x

September 12, 2011	NetLogic Microsystems, Inc.	Broadcom Corporation	8.3x	29.2x

April 4, 2011	National Semiconductor Corporation	Texas Instruments Incorporated	4.4x	21.5x

January 5, 2011	Atheros Communications, Inc.	QUALCOMM Incorporated	3.5x	23.5x

October 4, 2010	Actel Corporation	Microsemi Corporation	1.8x	15.0x

December 13, 2007	AMIS Holdings, Inc.	ON Semiconductor Corporation	1.7x	13.3x

Announcement Date	Target	Acquiror	Enterprise Value / NTM Revenue Multiples	Price / NTM EPS

August 13, 2007	Sirenza Microdevices, Inc.	RF Micro Devices, Inc.	4.2x	22.8x

December 4, 2006	Agere Systems Inc.	LSI Logic Corporation	2.5x	22.6x

September 15, 2006	Freescale Semiconductor, Inc.	Investor Group	2.4x	20.3x

For each of the transactions listed above, Qatalyst Partners reviewed, among other things, the implied fully diluted enterprise value of the target company as a multiple of the next-twelve months revenue of the target company as reflected in certain publicly available financial statements and press releases, the median of which was 2.4x. Based on the analysis of such metrics for the transactions noted above, Qatalyst Partners selected a representative range of 2.0x to 3.5x applied to Atmel’s next-twelve months revenue (calculated as the four quarters that start on January 1, 2016 and based on the Extrapolated Street Case). Based on the calculations set forth above, then subtracting net debt of Atmel as of December 31, 2015, and then dividing the resulting amount by Atmel’s fully-diluted shares (using the treasury stock method), including common stock, RSUs, performance grants and stock options outstanding as provided by Atmel’s management for the period ended December 31, 2015, this analysis implied a range of values for the Atmel common stock of approximately $5.77 to $9.82 per share.

For each of the transactions listed above, Qatalyst Partners also reviewed, among other things, the price as a multiple of the next-twelve months earnings per share of the target company as reflected in Wall Street analyst research, certain publicly available financial statements and press releases, the median of which was 22.3x. Based on the analysis of such metrics for the transactions noted above, Qatalyst Partners selected a representative range of 18.0x to 27.0x applied to Atmel’s next-twelve-months estimated earnings per share (calculated as the four quarters that start on January 1, 2016 and based on the Extrapolated Street Case). Based on the calculations set forth above, this analysis implied a range of values for the Atmel common stock of approximately $6.75 to $10.13 per share.

No company or transaction utilized in the selected transactions analysis is identical to Atmel or the Merger. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of Atmel, such as the impact of competition on the business of Atmel or the industry generally, industry growth and the absence of any material adverse change in the financial condition of Atmel or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the Merger, Qatalyst Partners cautioned against placing undue reliance on this information.

Miscellaneous

In connection with the review of the Merger by the Atmel Board, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of Atmel. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Atmel and Microchip. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Merger Consideration to be received by the Atmel stockholders, other than Microchip, Atmel or their respective subsidiaries and except for dissenting stockholders, pursuant to the Merger Agreement, and in connection with the delivery of its opinion to the Atmel Board. These analyses do not purport to be appraisals or to reflect the price at which the Atmel common stock might actually trade.

Qatalyst Partners’ opinion and its presentation to the Atmel Board was one of many factors considered by the Atmel Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Atmel Board with respect to the Merger Consideration to be received by Atmel’s stockholders pursuant to the Merger or of whether the Atmel Board would have been willing to agree to a different consideration. The Merger Consideration was determined through arm’s-length negotiations between Atmel and Microchip and was approved by the Atmel Board. Qatalyst Partners provided advice to Atmel during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to Atmel or that any specific consideration constituted the only appropriate consideration for the Merger.

Qatalyst Partners provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of Atmel, Microchip or certain of their respective affiliates. During the two year period prior to the date of Qatalyst Partners’ opinion, no material relationship existed between Qatalyst Partners and its affiliates and Atmel or Microchip pursuant to which compensation was received by Qatalyst Partners or its affiliates other than Qatalyst Partners acting as financial advisor to Atmel in connection with its acquisition of Newport Media, Inc. (for which services Qatalyst Partners was paid a fee of $2,100,000); however, Qatalyst Partners and its affiliates may in the future provide investment banking and other financial services to Atmel or Microchip or any of their respective affiliates for which it would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst Partners provided Atmel with financial advisory services in connection with the proposed Merger for which it will be paid approximately $25,000,000, $150,000 of which was paid in connection with the execution of such engagement letter, $5,000,000 of which was paid in connection with the delivery of its opinion in connection with the Dialog Merger Agreement (regardless of the conclusion reached in the opinion), $5,000,000 of which became payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, consummation of the Merger. Atmel has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. Atmel has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under federal securities law, and certain expenses related to or arising out of Qatalyst Partners’ engagement.

Certain Unaudited Prospective Financial Information Reviewed by the Atmel Board and Atmel’s Financial Advisor

Atmel generally does not publicly disclose projections of its expected future financial performance or position because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the possibility that the underlying assumptions and estimates may prove incorrect. While Atmel has not generally published financial projections, it has, from time to time, in its earnings press releases, published estimated ranges for its revenue and non-GAAP gross margin and operating expenses for the immediately succeeding calendar quarter.

In connection with the strategic review process conducted by the Atmel Board in 2015, Atmel management prepared non-public financial projections and operating data for Atmel as a stand-alone company, without giving effect to the Merger, in June 2015 (which we refer to as the “June Projections”) and in August 2015 (which we refer to as the “August Projections;” the June Projections and the August Projections are together referred to as the “Management Projections”). The June Projections were developed for internal review and consisted of financial prospects that reflected better projected financial performance than the August Projections. The June Projections reflected Atmel management’s view of Atmel’s future financial prospects as of June 2015. The June Projections assumed that Atmel’s business would achieve revenue growth over the forecast period, supporting a compound annual growth rate (“CAGR”) of 10% from 2015 to 2020 for overall Atmel revenue. The August Projections reflected downward adjustments to the June Projections to reflect Atmel’s actual financial results for its second quarter ended June 30, 2015, and also reflected Atmel management’s revised view of Atmel’s financial prospects as of August 2015. The August Projections assumed that Atmel’s business would achieve revenue growth over the forecast period supporting a CAGR of 9% from 2015 to 2020 for overall Atmel revenue. The Management Projections, other than as revised in the August Projections, did not attempt to take into account a variety of detailed assumptions or other matters that have changed since the preparation of the projections, such as Atmel’s actual 2015 financial performance, further consolidation within the semiconductor industry, changes to general economic or sector conditions, geopolitical matters, the effects that the strategic review process may have had on Atmel’s business after it entered into the Dialog merger agreement, or the restrictions on the conduct of Atmel’s business imposed by the terms of the Dialog merger agreement and the Merger Agreement. Both the June Projections and August Projections were based solely upon information available to Atmel management at the time of their preparation. The Management Projections were provided to the Atmel Board and to Qatalyst Partners. Atmel also provided the Management Projections to interested parties during the strategic review process. Because of the timing of Microchip’s engagement in the strategic review process, Atmel provided Microchip with only the August Projections.

Atmel’s actual financial results for the quarters ended September 30, 2015 and December 31, 2015 were less than the results for those periods included within the Management Projections. In light of the pending acquisition to which Atmel was subject after entering into the Dialog merger agreement on September 19, 2015, Atmel management did not prepare a revised set of projections after the August Projections, nor did it prepare an annual operating budget for 2016. For the purposes of Qatalyst Partners’ preparation of its opinion, Atmel instructed Qatalyst Partners to use and rely upon estimates of Atmel’s financial performance for the years ending December 31, 2016 and 2017 based on publicly available research analysts’ estimates and extrapolations from those estimates for the years ending December 31, 2018, 2019 and 2020, assuming that Atmel’s business would achieve revenue growth over the extrapolation period at a CAGR of 7% (which represented a lower rate than assumed for the August Projections to reflect Atmel’s actual financial results for the third and fourth quarters of 2015) and operating margin expansion from 12% in the fiscal year ended December 31, 2015 to 25% in the fiscal year ending December 31, 2020 (representing a lower margin than assumed for the August Projections to reflect the reduced revenue expectation), which we refer to as the “Extrapolated Street Case.” Although Atmel’s actual financial performance and results have caused the Atmel Board and Atmel management to be of the view that the future financial performance of Atmel would not be expected to exceed the Extrapolated Street Case, Atmel management advised Qatalyst Partners that the Atmel Board believed that the Extrapolated Street Case was a reasonable basis on which to arrive at Qatalyst Partners’ opinion and instructed Qatalyst Partners to use and rely upon such projections for purposes of its opinion. Research analysts do not have access to non-public information affecting Atmel and projections were only available for 2016 and 2017. The views of research analysts are not necessarily predictive of future performance and may change from time to time.

The summary set forth below includes both the Management Projections and the Extrapolated Street Case, which are referred to together as “unaudited prospective financial information.” The unaudited prospective financial information were not prepared with a view toward public disclosure, and the inclusion of the summary unaudited prospective financial information below should not be regarded as an indication that any of Atmel, Microchip or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. The unaudited prospective financial information was developed based solely upon information available at the time of their preparation.

In addition, the unaudited prospective financial information was not prepared on a basis designed to comply with the guidelines established by the American Institute of Certified Public Accountants with respect to the preparation and presentation of projections. None of Atmel’s or Microchip’s independent registered public accounting firms, which are listed as experts in the section entitled “Experts” beginning on page 135 of this proxy statement/prospectus, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the unaudited prospective information summarized below, nor expressed any opinion or any other form of assurance on this information or its achievability, and assumes no responsibility for, and disclaims any association with, the unaudited prospective financial information. The reports of the independent registered public accounting firms included or incorporated by reference in this proxy statement/prospectus relate to historical financial statements. They do not extend to any prospective financial information and should not be seen to do so.

Although presented with numerical specificity, the unaudited prospective financial information was developed in accordance with variables, estimates and assumptions that are inherently uncertain, susceptible to multiple interpretations and may be beyond the control of Atmel, and which may prove not to have been, or to no longer be, accurate (as is the case with the Management Projections). While in the view of Atmel’s management, the unaudited prospective financial information were developed on bases that were reasonable at the time of their preparation, the unaudited prospective financial information are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the unaudited prospective financial information include risks and uncertainties relating to Atmel’s businesses (including the effects that the strategic review process may have had on Atmel’s business after it entered into the Dialog merger agreement in September 2015), industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, transactions or events that were not anticipated at the time the unaudited prospective financial information was prepared, various risks set forth in Atmel’s reports filed with the Securities and Exchange Commission, and other factors described or referenced in the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 42 of this proxy statement/prospectus.

The unaudited prospective financial information also does not take into account any circumstances, transactions or events occurring after the date the unaudited prospective financial information was prepared. Accordingly, actual results have differed and will likely continue to differ, and may differ materially, from those contained in the unaudited prospective financial information. Neither Atmel nor Microchip can assure you that the financial results in the unaudited prospective financial information will be realized, or that future financial results of Atmel will not materially vary from those in the unaudited prospective financial information.

None of Atmel, Microchip or their respective affiliates, officers, directors, or other representatives gives any Atmel stockholder, or any other person, any assurance that actual results will not differ materially from the unaudited prospective financial information, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the unaudited prospective financial information to reflect circumstances after the date the unaudited prospective financial information was generated, or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the unaudited prospective financial information is shown to be in error.

No one has made or makes any representation to any Atmel stockholder, or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy or completeness of the unaudited prospective financial information. You are cautioned not to rely on the unaudited prospective financial information. The inclusion of this information should not be regarded as an indication that Atmel, Microchip or any other recipient of this information considered, or now considers, it to be material or to be a reliable prediction of actual future results. The unaudited prospective financial information has not been included to influence Atmel stockholders’ decision to vote for the adoption of the Merger Agreement.

The unaudited prospective financial information included below covers multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. The unaudited prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in this proxy statement/prospectus and Atmel’s public filings with the Securities and Exchange Commission incorporated by reference herein.

The following tables present summaries of the Management Projections for the third and fourth quarters of calendar year 2015 and for calendar years 2016 through 2020 and the Extrapolated Street Case. Non-GAAP financial measures exclude the effects of share-based compensation expense, intangible amortization, acquisition and merger related charges, restructuring charges (credits), French building underutilization and other charges (credits), gain (loss) related to foundry arrangements, gain (loss) on sale of assets and investments, non-cash tax provisions, net income (loss) attributable to noncontrolling interest and other non-cash or non-recurring adjustments. The dollar amounts below are in millions, rounded to the nearest one million dollars, other than per share data.

Management Projections – June 2015

	Q3-Q4’2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$646	$1,403	$1,599	$1,742	$1,874	$2,003
Non-GAAP Operating Income (1)	98	264	368	432	488	541
Non-GAAP Earnings Per Share (2)	0.22	0.56	0.71	0.79	0.89	0.97
NOPAT (3)	93	239	309	345	390	433
Unlevered Free Cash Flow (4)	97	290	297	359	386	436

Management Projections – August 2015

	Q3-Q4’2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$596	$1,332	$1,530	$1,666	$1,793	$1,916
Non-GAAP Operating Income (1)	77	244	349	409	461	513
Non-GAAP Earnings Per Share (2)	0.17	0.52	0.68	0.75	0.84	0.92
NOPAT (3)	74	222	293	328	369	411
Unlevered Free Cash Flow (4)	122	248	302	331	383	389

Extrapolated Street Case

	2016E	2017E	2018E	2019E	2020E
Revenue	$1,185	$1,226	$1,312	$1,404	$1,502
Non-GAAP Operating Income (1)	168	249	302	351	376
NOPAT (3)	153	209	242	281	301
Unlevered Free Cash Flow (4)	176	215	243	291	282

(1)	As used in this section of this proxy statement/prospectus, Non-GAAP Operating Income adjusts GAAP operating income to exclude costs (credits) associated with share-based compensation, intangible amortization, acquisition and merger related expenses, restructuring, French building underutilization, loss (gain) related to foundry arrangements, loss (gain) on sale of assets and investments, litigation reserves, financing arrangements, non-cash tax provisions, net income (loss) attributable to noncontrolling interest, and other non-cash or non-recurring adjustments.
(2)	As used in this section of this proxy statement/prospectus, Non-GAAP Earnings Per Share is defined as consolidated net (loss)/income per share for such period adjusted for the following: costs (credits) associated with share-based compensation, intangible amortization, acquisition and merger related expenses, restructuring, French building underutilization, loss (gain) related to foundry arrangements, loss (gain) on sale of assets and investments, litigation reserves, financing arrangements, non-cash tax provisions, net income (loss) attributable to noncontrolling interest, and other non-cash or non-recurring adjustments.
(3)	As used in this section of this proxy statement/prospectus, Net Operating Profit After Tax, which we refer to as NOPAT, reflects Atmel’s operating profits presented on a Non-GAAP basis, excluding costs described in Footnote (1) above on an after-tax basis.
(4)	Unlevered free cash flow is a Non-GAAP financial measure calculated by starting with Non-GAAP operating income (as shown in the table above) and subtracting estimated taxes, capital expenditures, investment in working capital, cash payments associated with anticipated French building underutilization, and third party intellectual property license payments and then adding back depreciation expense.

Due to the forward-looking nature of the selected unaudited prospective financial information, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available. Atmel believes that there is a degree of volatility with respect to certain GAAP measures, and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude Atmel from providing accurate forecasted non-GAAP to GAAP reconciliations.

Interests of Atmel’s Directors and Executive Officers in the Merger

In considering the recommendation of the Atmel Board with respect to the Merger, you should be aware that some of Atmel’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Atmel stockholders generally. As described in more detail below, these interests include payments and benefits that are expected to be provided to the directors and executive officers upon consummation of the Merger or in connection with termination of their employment under certain circumstances prior to or following the Merger.

Treatment of Equity Awards Held by Atmel’s Directors and Executive Officers

The equity compensation held by directors and executive officers of Atmel will generally be treated in the Merger in the same manner as similar awards held by other employees of Atmel. See the section entitled “The Merger Agreement—Treatment of Atmel Options and Other Equity-Based Awards” beginning on page 100 of this proxy statement/prospectus. For the performance-based Atmel Units granted with a performance period that was intended to end December 31, 2015 (the “2015 PRSUs”), the Atmel Board determined that 57.0% of the target awards should vest contingent upon, and immediately prior to, the occurrence of the Effective Time, with the remaining 2015 PRSUs being converted into time-based awards that vest through November 15, 2017. In addition, in connection with the Merger, the Atmel Board determined that the Atmel Units granted in August 2015, for which performance criteria had not been established prior to the date of the Merger Agreement, will be converted, contingent upon the occurrence of the Effective Time, into time-based awards vesting through November 15, 2018. All outstanding Atmel Units held by non-employee directors of Atmel will vest in full on the Effective Time.

The following table provides a summary of the unvested Atmel Units (including “performance share awards” denominated in restricted stock units) held by Atmel’s directors and executive officers as of May 1, 2016, which is the assumed date of the Closing for the purposes of this table, and that remain subject to single-trigger or double-trigger accelerated vesting in connection with the Merger. Consequently, the following table excludes all Atmel Units that vested prior to May 1, 2016 under the normal (non-accelerated) vesting schedule applicable to such awards, but have not yet been settled. The following table also assumes that no Atmel directors or executive officers will be granted additional equity awards after February 1, 2016, the latest practicable date before the filing of this proxy statement. As of February 1, 2016, no Atmel directors or executive officers held unvested Atmel Options.

	Number of Shares Subject to Outstanding and Unvested Atmel Units (1)	Estimated Total Value ($) (2)
Executive Officers
Steven Laub	671,400	$5,471,908
Steve Skaggs	411,266	$3,351,816
Reza Kazerounian	527,521	$4,299,296
Rob Valiton	394,431	$3,214,616
Scott Wornow	324,072	$2,641,188
Tsung-Ching Wu	237,912	$1,938,981
Hugo De La Torre	94,363	$852,931
Directors
David Sugishita	22,064	$179,822
Charles Carinalli	22,064	$179,822
Dr. Edward Ross	22,064	$179,822
Papken Der Torossian	22,064	$179,822
Jack L. Saltich	22,064	$179,822

(1)	As discussed in more detail below, all of the outstanding and unvested Atmel Units (including “performance share awards” denominated in restricted stock units) held by Atmel’s executive officers other than Mr. Laub will accelerate and fully vest in the event of a termination of employment without “cause”, a resignation for “good reason” (as such terms are defined in the Senior Executive Change of Control and Severance Plan) or a termination of employment due to death or disability, in each case within the time period beginning three months before the Merger a change of control (as defined in the Senior Executive Change of Control and Severance Plan) and ending 24 months following the Merger.

As discussed in more detail below, if the Merger occurs and is consummated during Mr. Laub’s employment or at any time within nine months after the end of his employment, any outstanding equity award (including time-based and performance-based Atmel Units) that is, or was, scheduled to vest on or prior to the one year anniversary of the termination of his employment shall immediately vest. As noted below, Mr. Laub delivered written notice, consistent with, and subject to, the terms of the Laub Agreement, that the termination of his employment would be effective at the close of business on April 18, 2016. However, for purposes of this table only, the Company assumes that Mr. Laub’s employment is not terminated prior to May 1, 2016, the assumed date of the Closing for purposes of this table.

Pursuant to the terms of their award agreements, all outstanding Atmel Units held by non-employee directors of Atmel will vest in full on the Effective Time.

(2)

The estimated total value of the outstanding and unvested Atmel Units (including “performance share awards” denominated in restricted stock units) held by each director or executive officer as of May 1, 2016 was determined by multiplying (1) the number of shares of Atmel common stock subject to such outstanding and unvested Atmel Units as of May 1, 2016 that would be subject to accelerated vesting (as described in footnote 1) assuming a termination date of May 1, 2016 and (2) $8.15, which is the sum of the dollar amount of Cash Consideration and Stock Consideration to be received by Atmel stockholders pursuant to the terms of the Merger Agreement.

The estimated amounts listed in this column do not include the number and estimated value of the 2015 PRSUs that were deemed to be credited and vest subject to the Closing immediately prior to the Effective Time. The value of such 2015 PRSUs is as follows: Mr. Laub (226,596 shares; $1,846,758); Mr. Skaggs (28,827 shares; $234,942); Mr. De La Torre (5,866 shares; $47,807); Mr. Kazerounian (33,520 shares; $273,188); Mr. Valiton (41,342 shares; $336,933); Mr. Wornow (20,112 shares; $163,912); and Mr. Wu (22,346 shares; $182,122).

Change of Control and Termination Benefits

Atmel has a Senior Executive Change of Control and Severance Plan (the “CoC Plan”), under which Atmel provides its senior executive officers, other than its CEO who is covered under a separate employment agreement, with severance benefits following a termination of employment, including a termination that occurs in connection with a change of control.

Senior Executive Change of Control and Severance Plan

Atmel’s Compensation Committee adopted the CoC Plan in which Atmel’s named executive officers (other than Atmel’s CEO, who is entitled to change of control and severance benefits under the terms of the Laub Agreement, as described below) are eligible to participate. As a condition to participation, each eligible executive officer executed a participation agreement and waived his or her right to any severance provided under any other agreement or plan.

In accordance with the CoC Plan, the named executive officers other than Mr. Laub (each, an “Eligible Participant”) will be entitled to receive the following severance benefits, contingent on such individual signing and not revoking a separation agreement containing a release of claims in favor of Atmel, in the event of a termination of employment without cause, a resignation for good reason or a termination of employment due to death or disability, in each case within the “change of control determination period”:

•	A lump sum payment in cash equal to 100% of the Eligible Participant’s annual base salary, as in effect at the time of termination;

•	A lump sum payment in cash equal to 100% of the Eligible Participant’s target incentive compensation for the year of termination;

•	A lump sum payment in cash equal to 100% of the Eligible Participant’s target incentive compensation for the year of termination, pro-rated to the date of termination;

•	100% vesting acceleration of unvested equity awards outstanding on the later of the date of termination or the change of control, other than performance-based restricted stock unit awards (“PRSUs”) or other equity compensation awards that vest based on achievement of express performance goals, which performance goals have not, as of the later of the date of his or her termination or change of control, been achieved (except to the extent the performance plan governing, or terms of, those performance-based awards otherwise provide for, and permit, acceleration of those performance-based awards irrespective of whether all applicable performance goals have, or have not, been achieved on the date of the termination or change of control);

•	12 months Atmel-paid COBRA coverage; and

•	Transitional outplacement benefits in accordance with the policies and guidelines of Atmel, as in effect immediately prior to the change of control.

Under the CoC Plan, “change of control determination period” means the time period beginning three months before a change of control (as defined in the CoC Plan) and ending 24 months following a change of control. The Merger constitutes a change of control as defined in the CoC Plan.

Letter Agreement with Steve Laub, dated August 24, 2015 (the “Laub Agreement”)

On August 24, 2015, Steven Laub, Atmel’s Chief Executive Officer, agreed to a request from Atmel’s Board to extend his retirement date to facilitate the completion of the then-ongoing strategic evaluation process and entered into the Laub Agreement. Under the Laub Agreement, if a change of control occurs and is consummated during his employment or at any time within nine months after the end of his employment, his outstanding equity (including time-based and performance-based Atmel Units) that is, or was, scheduled to vest on or prior to the one year anniversary of the termination of his employment will vest. Mr. Laub’s outstanding equity awards will not immediately terminate with termination of his employment to the extent necessary to accommodate this right. In addition, specifically with respect to his 2015 PRSUs, if Mr. Laub’s employment ends for any reason on or before the initial cliff vesting date of such 2015 PRSUs, then, at a minimum, he will be deemed to vest in at least that one-third of such 2015 PRSUs that are credited to him based on Atmel’s level of achievement of the applicable performance goals. Finally, Mr. Laub is entitled to receive a pro-rated portion of his annual incentive bonus, assuming 100% of target achievement level, if he is terminated at any time after January 1, 2016. On January 19, 2016, Mr. Laub delivered written notice, consistent with, and subject to, the terms of the Laub Agreement, that the termination of his employment would be effective at the close of business on April 18, 2016 (at which time Mr. Laub’s resignation as a director would also take effect).

New Management Arrangements

To the best of Atmel’s knowledge, except as described in this paragraph, no new employment agreement, arrangement or understanding between any director or executive officer of Atmel, on the one hand, and Microchip, Merger Sub or Atmel, on the other hand, existed as of the date of this proxy statement, and neither the Merger nor any related transaction is conditioned upon any director or executive officer of Atmel entering into any such agreement, arrangement or understanding. There were no discussions regarding the post-transaction roles of members of the Atmel Board.

Director and Officer Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Microchip has agreed to indemnify and hold harmless, and advance expenses as incurred to, the directors and officers of Atmel for a period of six years following the Effective Time. The directors and officers of Atmel will also be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the effective time of the Merger. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 113 of this proxy statement/prospectus.

Quantification of Change in Control and Termination Payments and Benefits to Atmel’s Executive Officers

The table below entitled “Potential Change of Control Payments to Named Executive Officers,” along with its footnotes, shows the compensation that may become payable in connection with, or following, the consummation of the Merger to Atmel’s named executive officers identified in Atmel’s most recent proxy statement with respect to its 2015 annual meeting of stockholders (i.e., Atmel’s principal executive officer, principal financial officer and three other most highly compensated executive officers as determined for purposes of such annual proxy statement) as required by Item 402(t) of Regulation S-K.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date and do not reflect additional compensation actions that may occur before the completion of the Merger. As a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

For purposes of calculating the amounts indicated below, and except as expressly set forth below, we have assumed:

•	that the Effective Time, and the date on which the Merger closes, is May 1, 2016, which is assumed solely for purposes of calculating amounts set forth in the table below; the actual Effective Time, and the Closing Date, is subject to satisfaction or waiver of conditions set forth in the Merger Agreement, including governmental and regulatory approvals, that could affect the actual timing of the Closing;

•	the relevant price per share of Atmel common stock is $8.15, which is the sum of the dollar amount of Cash Consideration and Stock Consideration to be received by Atmel stockholders pursuant to the terms of the Merger Agreement;

•	each named executive officer, other than Mr. Laub, is terminated by Microchip without “cause” or resigned for “good reason” (as such terms are defined in the relevant plans and agreements) and Mr. Laub resigns, in each case, immediately following the assumed Effective Time, which, as noted above, is assumed to be May 1, 2016 for the purposes of the table set forth below (each, referred to as a “qualifying termination”);

•	quantification of outstanding equity awards is calculated based on the outstanding equity awards held by each named executive officer as of February 1, 2016, the latest practicable date before the filing of this proxy statement, and no named executive officer will be granted additional equity awards after such date; and

•	all unvested equity awards held by each named executive officer as of February 1, 2016 continue to vest through May 1, 2016.

Potential Change of Control Payments to Named Executive Officers

Named Executive Officer	Cash($) (1)	Equity($) (2)	Perquisites/ Benefits (3)	Other (4)	Total
Steven Laub	—	$5,471,908	—	—	$5,471,908
Steve Skaggs	$989,260	$3,351,816	$18,930	$3,500	$4,363,513
Reza Kazerounian	$1,107,466	$4,299,296	$18,930	$3,500	$5,429,198
Robert Valiton	$923,310	$3,214,616	$17,952	$3,500	$4,159,378
Scott Wornow	$846,734	$2,641,188	$18,936	$3,500	$3,510,358

(1)	Cash. The estimated amounts listed in this column represent the aggregate value of cash severance each named executive officer, other than Mr. Laub, would be entitled to receive under the CoC Plan, or, in the case of Mr. Laub, under the terms of the Laub Agreement, in connection with a qualifying termination immediately following the Merger. Severance payments under the CoC Plan are “double-trigger” benefits. Under the Laub Agreement, Mr. Laub is entitled to receive a pro-rated portion of his target annual incentive bonus for any qualifying termination that occurs in 2016. On January 19, 2016, Mr. Laub delivered written notice, consistent with, and subject to, the terms of the Laub Agreement, that the termination of his employment would be effective at the close of business on April 18, 2016. Mr. Laub is entitled to receive a pro-rated portion of his annual incentive bonus, assuming 100% of target achievement level, if he is terminated at any time after January 1, 2016. Assuming a termination date of April 18, 2016, Mr. Laub’s corresponding pro-rated portion of his annual incentive bonus would equal $357,436. The estimated amounts shown in this column are based on the compensation levels in effect on February 1, 2016, the latest practicable date to determine such amounts before the filing of this proxy statement. Therefore, if compensation levels are changed after such date, actual payments to a named executive officer may be different than those listed in this column. For additional information see the section entitled “—Interests of Atmel’s Directors and Executive Officers in the Merger” beginning on page 88 of this proxy statement/prospectus.

(2)	Equity. The estimated amounts listed in this column represent the aggregate value each named executive officer would be entitled to receive in connection with a qualifying termination immediately following the Merger in respect of each named executive officer’s unvested Atmel Units as of May 1, 2016, which is the assumed date of the Closing for the purposes of this table and footnote, as set forth in more detail in the table below. As of February 1, 2016, the latest practicable date before the filing of this proxy statement, no named executive officers held unvested Atmel Options. For the named executive officers other than Mr. Laub, payments in respect of unvested Atmel Units are “double-trigger” benefits. For Mr. Laub, if a change of control occurs and is consummated during his employment or at any time within nine months after the end of his employment, any outstanding equity award (including time-based and performance-based Atmel Units) that is, or was, scheduled to vest on or prior to the one year anniversary of the termination of his employment shall immediately vest. For additional information, please see the sections entitled “—Interests of Atmel’s Directors and Executive Officers in the Merger—Change of Control and Termination Benefits” beginning on page 90 of this proxy statement/prospectus and “The Merger Agreement—Treatment of Atmel Options and Other Equity-Based Awards” beginning on page 100 of this proxy statement/prospectus. The estimated amounts listed in this column do not include the estimated value of the 2015 PRSUs that were deemed to be credited and vest subject to the Closing immediately prior to the Effective Time. The value of such 2015 PRSUs is as follows: Mr. Laub ($1,846,758); Mr. Skaggs ($234,942); Mr. Kazerounian ($273,188); Mr. Valiton ($336,933); and Mr. Wornow ($163,912).

Named Executive Officer	Aggregate Value of Options ($)	Aggregate Value of RSUs and PRSUs($)	Total
Steven Laub	—	$5,471,908	$5,471,908
Steve Skaggs	—	$3,351,816	$3,351,816
Reza Kazerounian	—	$4,299,296	$4,299,296
Robert Valiton	—	$3,214,616	$3,214,616
Scott Wornow	—	$2,641,188	$2,641,188

(3)	Perquisites/Benefits. The estimated amounts listed in this column consist solely of the COBRA benefits that each named executive officer, other than Mr. Laub, would be entitled to receive under the CoC Plan in connection with a qualifying termination at any time prior to the second anniversary of the Effective Time. Such COBRA benefits are “double-trigger.” The estimated amounts shown in this column are based on the benefit levels in effect on February 1, 2016, the latest practicable date to determine such amounts before the filing of this proxy statement. Therefore, if benefit and perquisite levels are changed after such date, actual payments to a named executive officer may be different than those listed in this column. For additional information see the section entitled “—Interests of Atmel’s Directors and Executive Officers in the Merger—Senior Executive Change of Control and Severance Plan” beginning on page 90 of this proxy statement/prospectus.
(4)	Other. The amounts listed in this column represent the estimated dollar value of outplacement services each named executive officer, other than Mr. Laub, would be entitled to receive under the CoC Plan in connection with a qualifying termination at any time prior to the second anniversary of the Effective Time. Outplacement service benefits are “double-trigger” benefits. For additional information see the section entitled “—Interests of Atmel’s Directors and Executive Officers in the Merger—Change of Control and Termination Benefits” beginning on page 90 of this proxy statement/prospectus.

Treatment of Atmel Options and Other Equity-Based Awards

The Merger Agreement provides that, immediately prior to the Effective Time, each Atmel Option, whether vested or not, will accelerate and become vested and exercisable in full. As of February 1, 2016, there were approximately 2.4 million outstanding Atmel Options, of which less than four hundred were unvested. To the extent that such Atmel Options are not exercised voluntarily by the date immediately preceding the Effective Time, such Atmel Options will be automatically “net-exercised” (with the exercise price and applicable withholding taxes paid by withholding Atmel common stock otherwise issuable to such option holder). Upon such exercise, the former holder of the Atmel Option will be issued the net number of shares of Atmel common stock resulting from the “net exercise”, and such stockholder will thereafter be entitled to receive the Merger Consideration in respect of these shares of Atmel common stock. Any Atmel Option with an exercise price greater than the Merger Consideration will be cancelled at the Effective Time for no consideration. No former Atmel Options will remain outstanding following the consummation of the Merger.

The Merger Agreement provides that each unvested and outstanding Atmel Unit (including “performance share awards” denominated in restricted stock units) that is held by an individual who will continue in service with Microchip following the Merger at the Effective Time will be assumed by Microchip and converted into equivalent awards in respect of shares of Microchip common stock using a customary exchange ratio intended to provide in respect of the Atmel Unit value equivalent to the Merger Consideration as of the Effective Time. As of February 1, 2016, there were approximately 15.4 million unvested and outstanding Atmel Units.

The Merger Agreement also provides that any vested Atmel Units will be treated as outstanding Atmel common stock in the Merger, and the holders of such vested Atmel Units that have not received the underlying shares of Atmel common stock at the Effective Time will receive the Merger Consideration (subject to applicable tax withholding). No Atmel Units will remain outstanding following the consummation of the Merger.

Regulatory Clearances Required for the Merger

Microchip and Atmel have each agreed to take certain actions in order to obtain regulatory clearance required to consummate the Merger. The Merger is subject to review by the FTC under the HSR Act. Under this statute, Microchip and Atmel are required to make pre-merger notification filings and await the expiration or early termination of the statutory waiting period prior to completing the Merger. Microchip and Atmel completed the initial HSR Act filing on January 27, 2016. The Merger is also subject to review by German and South Korean governmental authorities and requires pre-merger notification and the observance of an applicable waiting period in Germany and South Korea. Microchip and Atmel completed the initial pre-merger notification required in Germany on February 8, 2016 and in South Korea on February 5, 2016.

During or after the statutory waiting periods and clearance of the Merger, and even after completion of the Merger, the FTC, or other governmental authorities could challenge or seek to block the Merger under relevant antitrust laws, as it deems necessary or desirable in the public interest. Other competition agencies with jurisdiction over the Merger could also initiate action to challenge or block the Merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Merger, before or after it is completed. Microchip and Atmel cannot be sure that a challenge to the Merger will not be made or that, if a challenge is made, Microchip and/or Atmel will prevail.

In addition, Microchip submitted an application to the French Ministry of the Economy on January 29, 2015 for an approval of the Merger under Articles L.151-3 and R.153-1 et seq. of the French Monetary and Financial Code in respect of foreign investment controls. Atmel has agreed to cooperate with Microchip on such application. The approval of the French Ministry of the Economy is not a condition to closing the Merger.

Dividends

The Merger Agreement provides that Atmel may not pay dividends or other distributions to its stockholders.

Listing of Shares of Microchip Common Stock

It is a condition to the completion of the Merger that the shares of Microchip common stock to be issued to Atmel stockholders be approved for listing on NASDAQ prior to the effective time of the Merger subject to official notice of issuance.

Delisting and Deregistration of Atmel Common Stock

Upon completion of the Merger, shares of Atmel common stock currently listed on NASDAQ will cease to be listed on NASDAQ and will subsequently be deregistered under the Exchange Act.

Appraisal Rights

Holders of shares of Atmel common stock who do not vote in favor of the adoption of the Merger Agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 which is attached to this proxy statement/prospectus as Annex C. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Under Section 262, holders of shares of Atmel common stock who do not vote in favor of the adoption of the Merger Agreement and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value.

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/prospectus constitutes that notice, and the full text of Section 262 is attached to this proxy statement/prospectus as Annex C. Any holder of Atmel common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Atmel believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand. Any holder of Atmel common stock wishing to exercise appraisal rights must deliver to Atmel, before the vote on the adoption of the Merger Agreement at the special meeting at which the proposal to adopt the Merger Agreement will be submitted to the Atmel stockholders, a written demand for the appraisal of the stockholder’s shares. A holder of shares of Atmel common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective date of the Merger, since appraisal rights will be lost if the shares are transferred prior to the effective date of the Merger. The holder must not vote in favor of the adoption of the Merger Agreement. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the Merger Agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the Merger Agreement or abstain from voting on the adoption of the Merger Agreement. Neither voting against the adoption of the Merger Agreement, nor abstaining from voting or failing to vote on the proposal to adopt the Merger Agreement, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the Merger Agreement. The demand must reasonably inform Atmel of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the Merger Agreement at the special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of Atmel common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of shares of Atmel common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the Merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of Atmel common stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to Atmel Corporation, 1600 Technology Drive, San Jose, CA 95110 Attn: Chief Legal Officer.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to Atmel, as the surviving corporation, a written withdrawal of the demand for appraisal. Any such attempt to withdraw the demand made more than 60 days after the Effective Time will require written approval of Atmel. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration within 60 days after the effective date of the Merger. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the Merger Agreement.

Notice by the Surviving Corporation. Within ten days after the Effective Time, Atmel, as the surviving corporation must notify each former holder of Atmel common stock who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the adoption of the Merger Agreement, of the date on which the Merger became effective.

Filing a Petition for Appraisal. Within 120 days after the Effective Time, but not thereafter, the surviving corporation or any holder of Atmel common stock who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. The surviving corporation is under no obligation to and has no present intention to file a petition and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the former holders of Atmel common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Atmel common stock within the time prescribed in Section 262. Within 120 days after the Effective Time, any holder of Atmel common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of Atmel common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from Atmel the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of shares of Atmel common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to the stockholder.

Determination of Fair Value. After the Court of Chancery determines the former holders of Atmel common stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery shall determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be less than, the same as or more than the Merger Consideration and that an investment banking opinion as to fairness from a financial point of view is not an opinion as to fair value under Section 262.

Although Atmel believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value lower or higher than, or the same as, the Merger Consideration. Neither Microchip nor Atmel anticipate offering more than the Merger Consideration to any stockholder of Atmel exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Atmel common stock is less than the Merger Consideration.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorney’s fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable under the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of Atmel common stock under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares of Atmel common stock will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time.

Failure to comply strictly with all of the procedures set forth in Section 262 of the General Corporation Law of the State of Delaware will result in the loss of a stockholder’s statutory appraisal rights.

In view of the complexity of Section 262 of the DGCL, Atmel stockholders who may wish to dissent from the Merger and pursue appraisal rights should contact their legal advisors.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the Merger Agreement entered into by Microchip, Merger Sub and Atmel. This summary does not propose to be complete and is qualified in its entirety by reference to the complete copies of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information provided elsewhere in this proxy statement/prospectus, including the annexes and the documents incorporated by reference into this proxy statement/prospectus, before making any decisions regarding the Merger.

The Merger Agreement is described in this proxy statement/prospectus only to provide you with information regarding its terms and conditions and is not intended to provide any factual information about Microchip, Atmel or their respective businesses. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties and covenants: (1) have been made only for purposes of the Merger Agreement; (2) have been qualified by certain disclosures made by the parties to one another not reflected in the text of the Merger Agreement; (3) may be subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by you; (4) were made only as of January 19, 2016 or other specific dates; and (5) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the summary of the Merger Agreement is included in this proxy statement/prospectus only to provide you with information regarding the terms of the Merger and not to provide you with any other factual information regarding Microchip, Atmel or their respective businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after January 19, 2015, which subsequent information may or may not be fully reflected in Microchip’s or Atmel’s public disclosures.

The Merger

On January 19, 2015, Microchip, Atmel and Merger Sub entered into the Merger Agreement, pursuant to which Microchip agreed to acquire Atmel by way of a merger of Merger Sub with and into Atmel, with Atmel, as the surviving corporation, becoming an indirect wholly owned subsidiary of Microchip.

Merger Consideration

Each of the Microchip Board and Atmel Board has approved the Merger Agreement, which provides for the merger of Merger Sub with and into Atmel. Upon the Closing, Atmel will be the surviving corporation and will become an indirect wholly owned subsidiary of Microchip. Each share of Atmel common stock that is issued and outstanding immediately prior to the Closing (except for Atmel common stock held by Microchip, Atmel and their respective subsidiaries and except for dissenting shares) will be converted into the right to receive (1) $7.00 in cash without interest (the “Cash Consideration”) and (2) $1.15 in Microchip common stock (valued at the average closing price for a share of Microchip common stock for the ten most recent trading days ending on the last trading day prior to the Closing), subject to the conditions and restrictions set forth in the Merger Agreement (the “Stock Consideration”, and together with the Cash Consideration, the “Merger Consideration”). The maximum number of shares of Microchip common stock will be issued in connection with the Merger is 13.0 million shares. To the extent that the number of shares of Microchip common stock issuable in the Merger would exceed 13.0 million shares, the Cash Consideration per share of Atmel common stock will be increased such that the value of the combined Cash Consideration and Stock Consideration will remain at $8.15 per share (based upon the average price described in the previous sentence) (the “Supplemental Cash Consideration”). If, prior to the Closing, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of Atmel or Microchip shall occur as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, then an equitable adjustment will be made to the Merger Consideration, the number of shares of Microchip common stock into which each Atmel share will be converted, and any other similarly dependent items, to provide the holders of Atmel common stock (or such rights that are convertible into Atmel common stock) the same economic effect as contemplated by the Merger Agreement prior to such event.

Microchip will not issue any fractional shares of Microchip common stock in the Merger. Instead, Atmel stockholders will receive cash, without interest, for any fractional entitlements to a share of Microchip common stock that they might otherwise receive in the Merger. The amount of the cash payment to each such Atmel stockholder will either (1) represent a proportionate interest in the net proceeds from the sale by the Exchange Agent (as defined below) on NASDAQ of the aggregate of the fractional shares of Microchip common stock that would otherwise have been issued as Merger Consideration or (2) cash equal to the product of the fraction of a share of Microchip common stock to which such holder would otherwise have been entitled by the closing price of a share of Microchip common stock on the NASDAQ on the first business day following the Effective Time.

At the Effective Time, Atmel’s restated certificate of incorporation will be amended and restated in the form proscribed in the Merger Agreement, and will be the certificate of incorporation of the surviving corporation from and after the Effective Time.

Treatment of Atmel Options and Other Equity-Based Awards

The Merger Agreement provides that, immediately prior to the Effective Time, each Atmel Option, whether vested or not, will accelerate and become vested and exercisable in full. To the extent that such Atmel Options are not exercised voluntarily by the date immediately preceding the Effective Time, such Atmel Options will be automatically “net-exercised” (with the exercise price and applicable withholding taxes paid by withholding Atmel common stock otherwise issuable to such option holder). Upon such exercise, the former holder of the Atmel Option will be issued the net number of shares of Atmel common stock resulting from the “net exercise”, and such stockholder will thereafter be entitled to receive the Merger Consideration in respect of these shares of Atmel common stock. Any Atmel Option with an exercise price greater than the Merger Consideration will be cancelled at the Effective Time for no consideration. No former Atmel Options will remain outstanding following the consummation of the Merger.

The Merger Agreement provides that each unvested and outstanding Atmel Unit (including “performance share awards” denominated in restricted stock units) that is held by an individual who will continue in service with Microchip at the Effective Time will be assumed by Microchip and converted into equivalent awards in respect of shares of Microchip common stock using a customary exchange ratio intended to provide value in respect of the Atmel Unit equivalent to the Merger Consideration as of the Effective Time. The Merger Agreement also provides that any vested Atmel Units will be treated as outstanding Atmel common stock in the Merger, and the holders of such vested Atmel Units that have not received the underlying shares of Atmel common stock at the Effective Time will receive the Merger Consideration (subject to applicable tax withholding). No Atmel Units will remain outstanding following the consummation of the Merger.

Closing and Effective Time

The parties are obligated to effect the Merger only if all of the conditions to Closing under the Merger Agreement are either satisfied or waived at or prior to the Effective Time.

The Merger will become effective at such time as a certificate of merger is duly filed with the Secretary of State of the State of Delaware on the Closing Date, or at such subsequent date or time as Atmel, Microchip and Merger Sub agree and specify in the certificate of merger.

In the Merger Agreement, Microchip and Atmel have agreed that the Closing Date shall be no later than the second business day following the satisfaction or waiver of the last of the conditions to Closing (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions), or at such other date and time as Atmel and Microchip agree in writing; provided, however, if the Closing Date would otherwise occur within the last 15 days of a calendar quarter, Microchip may elect once, in its sole discretion, by written notice to Atmel to defer the Closing to the first business day occurring immediately after the end of that calendar quarter. The date on which the conditions to Closing that are mutual, such as the receipt of the Atmel Stockholder Approval and the receipt of regulatory approvals, that are for the benefit of Microchip, such as the accuracy of Atmel’s representations and warranties, or that relate to the absence of a Material Adverse Effect at Microchip are all satisfied is referred to as the “Satisfaction Date.” In the event that Microchip elects to defer the Closing, or if Microchip requests that Atmel take certain pre-closing reorganization steps with respect to its subsidiaries, the conditions to Closing relating to the accuracy of Atmel’s representations and warranties and relating to the absence of a Material Adverse Effect at Atmel will be deemed to be waived from the Satisfaction Date, if such conditions were satisfied on the Satisfaction Date.

Conversion of Shares

The conversion of each Atmel share into the right to receive the Merger Consideration will occur automatically at the Effective Time. Prior to the Effective Time, Microchip will engage an exchange agent (the “Exchange Agent”) reasonably acceptable to Atmel to distribute the Merger Consideration and to perform other duties as outlined in the Merger Agreement.

Exchange Agent; Letter of Transmittal

Prior to the Effective Time, Microchip will designate a U.S. bank or trust company reasonably acceptable to Atmel to act as the Exchange Agent of Microchip for purposes of, among other things, mailing and receiving transmittal letters and distributing the Merger Consideration to the Atmel stockholders. At or substantially concurrently with the Effective Time, Microchip shall (1) deposit, or cause to be deposited with the Exchange Agent (a) a number of shares of Microchip common stock equal to the aggregate number of shares of Microchip common stock to be issued as Merger Consideration and (b) immediately available funds sufficient to pay the aggregate Cash Consideration, Supplemental Cash Consideration, and any cash payable in lieu of fractional shares of Microchip common stock. No later than ten business days prior to the Closing, Microchip shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to Atmel, to effect the applicable terms of the Merger Agreement.

Promptly, and in any event within ten business days, after the Effective Time, the Exchange Agent will send a transmittal letter to each record holder of an Atmel share, whether in certificate or book-entry form, whose shares of Atmel common stock were converted into the right to receive the Merger Consideration at the Effective Time. This mailing will contain instructions on how to surrender the Atmel common stock, whether in certificate or book-entry form, in exchange for the Merger Consideration.

After the Effective Time, when an Atmel stockholder delivers a properly executed letter of transmittal and any other documents as may reasonably be required by the Exchange Agent, the holder of shares of Atmel common stock will be entitled to receive the Merger Consideration in the form of (1) the number of whole shares of Microchip common stock and an amount in cash that such holder is entitled to receive as a result of the Merger (after taking into account all of the shares of Atmel common stock held immediately prior to the Merger by such holder other than excluded shares and dissenting shares) and (2) any cash in lieu of fractional shares and in respect of dividends or other distributions to which such holder is entitled, in each case less any required withholding taxes.

No interest will be paid or accrued on any amount payable upon cancellation of shares of Atmel common stock. The shares of Microchip common stock issued and paid and cash amount paid in accordance with the Merger Agreement upon conversion of the shares of Atmel common stock (including any cash paid in lieu of fractional shares) will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Atmel common stock.

If any portion of the Merger Consideration is to be delivered to a person or entity other than the holder in whose name any surrendered certificate is registered, it will be a condition of such exchange that (1) the certificate surrendered must be properly endorsed or must be otherwise in proper form for transfer and (2) the person or entity requesting such payment pays any transfer or other similar taxes required by reason of the payment of the Merger Consideration to a person or entity other than the registered holder of the certificate surrendered or will establish to the satisfaction of the surviving corporation and the Exchange Agent that such tax has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to book-entry shares will only be made to the person or entity in whose name such book-entry shares are registered. The shares of Microchip common stock constituting the equity portion of the Merger Consideration may be in book-entry form within the facilities of DTC, unless a physical certificate is requested or otherwise required by any applicable law.

Appraisal Rights

If a holder of shares of Atmel common stock does not vote in favor of, nor consent in writing to, the Merger Proposal, properly demands appraisal and otherwise complies with applicable Delaware law and does not effectively withdraw his, her or its demand for, or lose the right to, appraisal of such Atmel common stock in compliance with Section 262 of the DGCL, such shares will not be converted into the right to receive the Merger Consideration as described under the section entitled “—Merger Consideration” beginning on page 99 of this proxy statement/prospectus, but instead, at the effective time of the Merger, will become entitled only to payment of the fair value of such shares determined in accordance with applicable Delaware law. However, if any such holder votes in favor of, or consents in writing to, the Merger Proposal, fails to properly demand appraisal, fails to comply with applicable Delaware law, or otherwise waives, withdraws or loses the right to payment of the fair value of such dissenting shares under applicable Delaware law, then the right of such holder to be paid the fair value of such holder’s dissenting shares will cease and such dissenting shares will be deemed to have been converted as of the effective time of the Merger into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration with respect to such shares.

For additional information about appraisal rights upon completion of the Merger, see the section entitled “The Merger—Appraisal Rights” beginning on page  95 of this proxy statement/prospectus.

Withholding

Microchip, the surviving corporation or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable under the Merger Agreement the amounts they are required to deduct and withhold under any applicable tax law. If Microchip, the surviving corporation or the Exchange Agent withholds and timely remits any amounts to the appropriate taxing authority, these amounts will be treated for all purposes of the Merger Agreement as having been paid to the persons from whom they were withheld.

Dividends and Distributions

The Merger Agreement provides that Atmel may not pay dividends or other distributions to its stockholders.

Representations and Warranties of Microchip, Merger Sub and Atmel

The Merger Agreement contains representations and warranties made by Microchip, Merger Sub and Atmel to, and solely for the benefit of, each other. You should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Microchip or Atmel and should see the section entitled “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus for the location of documents that are incorporated by reference into this proxy statement/prospectus for information regarding Microchip and Atmel and their respective businesses.

The Merger Agreement contains customary representations and warranties made by Atmel relating to its business regarding, among other things:

•	corporate matters, including organization and power to conduct its business, good standing and qualifications, corporate authorizations, approvals, organizational documents and subsidiaries;

•	capital structure;

•	authority relative to execution, delivery and performance of the Merger Agreement and the absence of contraventions or conflicts with organizational documents as a result of the Merger;

•	required governmental authorizations;

•	the accuracy of filings with the Securities and Exchange Commission;

•	reports and financial statements, including their preparation in accordance with U.S. GAAP, filing or furnishing with the relevant governmental entities or regulatory authorities, and compliance with the relevant laws and regulations, and that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations;

•	maintenance of disclosure controls and procedures and internal control over financial reporting;

•	the absence of undisclosed liabilities;

•	the absence of certain changes since September 30, 2015 through January 19, 2016, with respect to Atmel and its subsidiaries, that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

•	compliance with laws and government regulations, including environmental laws and export controls laws;

•	compliance with applicable laws related to employee benefits and the Employment Retirement Income Security Act;

•	the existence of employee benefit plans;

•	the possession of material permits and compliance with their terms;

•	the absence of certain material litigation, claims and actions;

•	the preparation and timely filing of taxes and the accuracy and completeness of certain tax matters;

•	the absence of collective bargaining agreements and other employment and labor matters;

•	ownership of or right to intellectual property, and absence of infringement;

•	the existence and maintenance of insurance;

•	title and rights to, and condition of, properties, including real property;

•	the existence of and compliance with material contracts;

•	the largest customers and suppliers and lack of written notice of termination or non-renewal of such relationships;

•	information supplied for inclusion or incorporation by reference in this document and other similar documents;

•	the absence of undisclosed investment banker, broker or finder fees payable in connection with the Merger;

•	the receipt of a fairness opinion;

•	Atmel and its affiliates not being an interested stockholder (as defined in Section 203 of the DGCL) of Microchip; and

•	the requisite vote of stockholders of Atmel.

The Merger Agreement contains customary representations and warranties made by Microchip and Merger Sub relating to their respective businesses regarding, among other things:

•	corporate matters, including organization and power to conduct its business, good standing and qualifications, corporate authorizations, approvals, organizational documents and subsidiaries;

•	capital structure;

•	authority relative to execution, delivery and performance of the Merger Agreement and the absence of contraventions or conflicts with organizational documents as a result of the Merger;

•	required governmental authorizations;

•	the accuracy of filings with the Securities and Exchange Commission;

•	reports and financial statements, including their preparation in accordance with U.S. GAAP, filing or furnishing with the relevant governmental entities or regulatory authorities, and compliance with the relevant laws and regulations, and that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations;

•	maintenance of disclosure controls and procedures and internal control over financial reporting;

•	compliance with laws and government regulations, including environmental laws and export controls laws;

•	the absence of certain material litigation, claims and actions;

•	absence of infringement of intellectual property rights;

•	information supplied for inclusion or incorporation by reference in this document and other similar documents;

•	Microchip and its affiliates not being an interested stockholder (as defined in Section 203 of the DGCL) of Atmel;

•	the absence of undisclosed investment banker, broker or finder fees payable in connection with the Merger; and

•	the cash and amount of immediately available funds, including undrawn amounts under its credit facility, are in an amount sufficient to enable Microchip and Merger Sub to consummate the Merger;

The representations and warranties in the Merger Agreement do not survive the Effective Time.

Atmel’s representations and warranties are qualified by the information included in (1) Atmel’s confidential disclosure schedule delivered to Microchip on January 19, 2016 and (2) Atmel’s reports, schedules, statements, prospectuses, registration statements and other documents required to be filed or furnished to the SEC on or after January 1, 2014 and prior to January 19, 2016 that were filed with the SEC prior to January 19, 2016, excluding the information under the headings “Forward-Looking Statements,” “Safe Harbor Statement,” “Risk Factors” or any similar section or any disclosures therein that are predictive, cautionary or forward-looking in nature, in each case, other than any specific factual information contained therein. Microchip’s and Merger Sub’s representations and warranties are qualified by the information included in (1) Microchip’s confidential disclosure schedule delivered to Atmel on January 19, 2016 and (2) Microchip’s reports, schedules, statements, prospectuses, registration statements and other documents required to be filed or furnished to the SEC on or after

January 1, 2014 and prior to January 19, 2016 that were filed with the SEC prior to January 19, 2016, excluding the information under the heading “Risk Factors” or any similar section or any disclosures therein that are predictive, cautionary or forward-looking in nature, in each case, other than any specific factual information contained therein.

Many of the representations and warranties made by each of Microchip, Merger Sub and Atmel are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect). Certain of the representations and warranties are qualified by a general materiality standard or by a knowledge standard. For the purpose of the Merger Agreement, a “material adverse effect” has the meaning set forth below under the section entitled “—Material Adverse Effect.”

Material Adverse Effect

The Merger Agreement provides that a “Material Adverse Effect” means any facts, circumstances, events or changes that, individually or when combined together with all other facts, circumstances, events or changes, would reasonably be expected to (1) have a materially adverse effect on the business, financial condition or results of operations of Microchip or Atmel and their respective subsidiaries, taken as a whole, or (2) prevent or materially delay Microchip or Atmel from consummating the Merger. When determining whether a fact, circumstance, event or change, alone or in combination, would reasonably be expected to have a materially adverse effect on the business, financial condition or results of operations of Microchip or Atmel and their respective subsidiaries, taken as a whole, none of the following, either alone or in combination, may be taken into account in determining whether there has been or will be a “Material Adverse Effect”:

•	general economic or political conditions or the securities, credit or financial markets in general, except to the extent that they have a disproportionate impact on Microchip or Atmel and their respective subsidiaries, taken as a whole, relative to other companies in the industries in which they conduct their respective businesses after taking into account the size of Microchip or Atmel relative to such other companies;

•	those generally affecting any industry in which Microchip or Atmel and their respective subsidiaries operate, including general changes in law or regulation across such industries, except to the extent that they have a disproportionate impact on Microchip or Atmel and their respective subsidiaries, taken as a whole, relative to other companies in the industries in which they conduct their respective businesses after taking into account the size of Microchip or Atmel relative to such other companies;

•	those arising from or otherwise relating to the announcement or the pendency of the Merger or any Atmel Acquisition Proposal, including costs and expenses related thereto;

•	those arising from or otherwise relating to any acts required to be taken to remain in compliance with the terms of, or the taking of any action required by, the Merger Agreement or consented to or taken at the request of Atmel or Microchip;

•	those arising from or otherwise relating to any natural disaster, act of terrorism, cyberattack, insurrection, war, national or international calamity or any other similar event, except to the extent that they have a disproportionate impact on Microchip or Atmel and their respective subsidiaries, taken as a whole, relative to other companies in the industries in which they conduct their respective businesses after taking into account the size of Microchip or Atmel relative to such other companies;

•	with respect to Atmel, those arising from or otherwise relating to the identity of Microchip, Merger Sub or any of their affiliates as participants in the transactions contemplated by the Merger Agreement or other related agreements;

•	those arising from or otherwise relating to changes in U.S. GAAP or the interpretation thereof by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants and

other similar organizations generally considered authoritative with respect to the interpretation of U.S. GAAP, except to the extent that they have a disproportionate impact on Microchip or Atmel and their respective subsidiaries, taken as a whole, relative to other companies in the industries in which they conduct their respective businesses after taking into account the size of Microchip or Atmel relative to such other companies; or

•	those arising from or otherwise relating to any changes in any tax law.

In addition, Microchip and Atmel have agreed that any decline in the stock price of Microchip common stock or Atmel common stock on NASDAQ, or any failure to meet internal or published (including those published by third parties) projections, forecasts or revenue or earning predictions for any period will not, in and of itself, constitute a Material Adverse Effect, it being understood that, subject to the exclusions described above, the facts or occurrences giving rise or contributing to such decline or failure may be deemed to constitute, or be taken into account in determining whether there has been or could reasonably be expected to be, a Material Adverse Effect.

Restrictions on Atmel’s Business Pending the Closing

Under the Merger Agreement, Atmel has agreed, subject to certain exceptions set forth in the Merger Agreement, on behalf of itself and its subsidiaries that it will conduct its business in the ordinary course of business consistent in all material respects with past practice and use commercially reasonable efforts to preserve intact its current business organization, maintain its existing relationships with its customers and suppliers and keep available the services of its present executive officers and key employees.

In particular, Atmel has agreed on behalf of itself and its subsidiaries to certain restrictions on its and their ability to, among other things:

•	amend its organizational documents;

•	authorize or pay any dividends and distributions on its capital stock, other than dividends by a direct or indirect wholly owned subsidiary of Atmel to its parent;

•	redeem, purchase or otherwise acquire its capital stock except in respect of any purchase price or tax withholding in connection with the exercise or settlement of any stock option or unit;

•	issue, sell, pledge, dispose of, encumber, split, combine or reclassify any capital stock other than pursuant to certain exceptions such as (1) transactions among Atmel and its direct or indirect wholly owned subsidiaries; (2) issuances in respect of outstanding stock options or units; (3) grants of purchase rights or issuances in respect of previously granted purchase rights under the Atmel Corporation 2010 Employee Stock Purchase Plan (the “Atmel ESPP”) in the ordinary course of business; or (4) grants of securities convertible into or exchangeable for shares of Atmel common stock in lieu of director’s fees;

•	increase or promise to increase the compensation and benefits of any of its directors, executive officers, employees, consultants, independent contractors or service providers, subject to certain exceptions, including that (1) from and after July 1, 2016, Atmel and its subsidiaries may effect limited increases in compensation and benefits to non-executive employees, and limited increases in the compensation rates of external consultants, independent contractors, or service providers that are implemented annually in the ordinary course of business and (2) Atmel and its subsidiaries, at any time, may promise or grant retention bonuses in the form of cash and/or Atmel Units that do not exceed $750,000 in value in the aggregate to non-executive employees, subject to certain restrictions of the terms of such grants;

•

enter into, amend (other than amendments that do not materially increase the cost to Atmel or its subsidiaries), adopt, implement, grant, increase any benefits under, or otherwise commit itself to any new or amended compensation or benefit plan, subject to certain exceptions, including (1) as set forth directly above this paragraph, (2) renewing existing health and welfare programs in the ordinary course of business and without a material increase in cost to Atmel, (3) terminating or demoting employees below the level of Vice President or consultants, in the ordinary course of business consistent with past practice, (4) compensation or fees that are paid to independent contractors other than non-employee service providers that are engaged for a service period that terminates without penalty within six months from the date on which the engagement commences, and (5) Atmel and its subsidiaries may continue to hire new or replacement employees in the ordinary course subject to certain restrictions on the timing, number and types of employees being hired;

•	make loans to its directors or executive officers or make any change in its existing borrowing or lending arrangements with respect to such persons;

•	incur, guarantee, endorse, prepay or otherwise become liable for indebtedness on behalf of itself or any other person, subject to certain exceptions, including letters of credit in the ordinary course of business and the prepayment of Retired Company Indebtedness (as defined below);

•	change its material accounting methods, principles or practices other than as required by U.S. GAAP or with respect to a subsidiary any other accounting standard used by such subsidiary;

•	make changes with respect to any material income tax election, income tax return, income tax liability or tax accounting methods;

•	make acquisitions other than the purchase of supplies, equipment and products in the ordinary course of business, including any acquisition that could constitute an acquisition of a “significant subsidiary” or would otherwise require certain amendments of the Form S-4;

•	enter into, terminate or amend certain material contracts other than in the ordinary course of business consistent in all material respects with past practice;

•	make or authorize capital expenditures other than in an amount less than $1 million for any single item of capital expenditure and $5 million per fiscal quarter or unforeseen and unplanned capital expenditures that are required to address unexpected emergency manufacturing or production issues;

•	sell, transfer, mortgage, encumber or otherwise dispose of any tangible assets, tangible properties or businesses, or enter into or renew leases or subleases of material real property, or grant any easement or lien over or sell or transfer any owned or leased real property, other than in the ordinary course of business consistent in all material respects with past practice and other than leases and subleases with aggregate annual payments of $5 million or less;

•	take certain actions with respect to its intellectual property, other than in the ordinary course of business consistent in all material respects with past practice;

•	adopt any other plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	settle litigation or other proceedings, other than insignificant ordinary course non-monetary relief or lump sum payments in an amount not to exceed $5 million in the aggregate, or commence any material litigation or other proceedings; or

•	enter into a contract to do any of the foregoing.

In addition to the preceding restrictions, from the date of the Merger Agreement until the earlier of the Effective Time or May 18, 2016, or the termination of the Merger Agreement, Atmel has agreed on behalf of itself and its subsidiaries to certain restrictions on its and their ability to, among other things:

•	incur, assume, guarantee or, endorse, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), or make any loans, advances or capital contributions to, or investments in, any other person in an aggregate principal amount that exceeds $1 million and includes the prepayment of Retired Company Indebtedness (as defined below);

•	enter renew, extend, terminate, amend in any material respect or waive any of its material rights under any contracts to which Atmel or any of its subsidiaries is a party or bound, or enter into, extend, terminate, amend in any material respect or waive any of its material rights under any contracts that are (1) notes, debentures, bonds, conditional sale or equipment trust agreements, letter of credit agreements, loan agreements or other contracts or commitments for the borrowing or lending of money (including loans to or from officers, directors, Atmel stockholders or any members of their immediate families), or agreements or arrangements for a line of credit, except for agreements with an aggregate outstanding principal less than $1 million or between or among Atmel and any of its subsidiaries, or (2) guarantees, pledges or undertakings of the indebtedness for borrowed money of any other person, except for agreement with potential liability less than $1 million or between or among Atmel and any of its subsidiaries, except for contracts in the ordinary course of business;

•	make or authorize any capital expenditure, other than capital expenditures of less than $500,000 for a single item, with no more than $3. 5 million of new commitments to capital expenditure in the aggregate per fiscal quarter and unforeseen and unplanned capital expenditures that are required to address unexpected emergency manufacturing or production issues; enter into any lease or sublease of material real property (whether as a lessor, sublessor, lessee or sublessee, and whether a new lease or a renewal of an existing lease) if Atmel or its subsidiaries would be obligated to make aggregate annual payments exceeding $1 million; or

•	settle, or offer or propose to settle, any litigation, arbitration or other proceeding involving or against Atmel or any of its subsidiaries, if the settlements would in the aggregate require payments by Atmel or any of its subsidiaries exceeding, in the aggregate, $1 million.

These restrictions, which are subject to various exceptions and qualifications agreed by Microchip and Atmel, are described in more detail in the Merger Agreement. In addition, some of the restrictions on Atmel’s business are qualified by confidential disclosures made by Atmel to Microchip in Atmel’s confidential disclosure schedule.

Atmel’s Agreement Not to Solicit Other Offers

Atmel has agreed that it will not, directly or indirectly:

•	initiate, solicit or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Atmel Acquisition Proposal, as defined below;

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to, or provide any non-public information or data concerning Atmel or its subsidiaries to any person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, an Atmel Acquisition Proposal;

•	enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle or any other agreement (other than a confidentiality agreement having terms that the Atmel Board determines in good faith are not materially less favorable in the aggregate to Atmel than those contained in its confidentiality agreement with Microchip) relating to an Atmel Acquisition Proposal; or

•	authorize, adopt, approve or recommend or publicly propose to authorize, adopt, approve or recommend to the Atmel stockholders, or submit to the Atmel stockholders for a vote at any stockholder meeting, any Atmel Acquisition Proposal.

Atmel has agreed to (1) cease any discussions or negotiations with any person with respect to any Atmel Acquisition Proposal, (2) promptly notify Microchip after knowledge of receipt of any Atmel Acquisition Proposal or any request for information from, or any negotiations sought to be initiated or resumed with respect to an Atmel Acquisition Proposal and (3) keep Microchip reasonably informed on a prompt basis of any material developments regarding any Atmel Acquisition Proposal.

However, until receipt of the Atmel Stockholder Approval, if Atmel receives a bona fide Atmel Acquisition Proposal from any person that did not result from a material breach of its non-solicitation obligations, Atmel may:

•	provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, Atmel and its subsidiaries to such person if Atmel receives from such person (or has received from such person) an executed confidentiality agreement having terms that the Atmel Board determines in good faith are not materially less favorable in the aggregate to Atmel than those contained in its confidentiality agreement with Microchip, provided that Atmel will promptly make available to Microchip any non-public information concerning Atmel or its subsidiaries that is provided to any person given such access that was not previously made available to Microchip; and

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with such person with respect to such Atmel Acquisition Proposal,

as long as (1) Atmel has not materially breached its non-solicitation obligations with respect to such Atmel Acquisition Proposal and (2) prior to taking any action described above, the Atmel Board determines in good faith that (a) such Atmel Acquisition Proposal either constitutes an Atmel Superior Proposal (as described below) or would reasonably be expected to result in an Atmel Superior Proposal and (b) the failure to participate in such discussions or negotiations or furnish such information would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

The Merger Agreement provides that the term “Atmel Acquisition Proposal” means any proposal or offer from any person or group (other than Microchip, Merger Sub or their affiliates) relating to any single transaction or series of related transactions involving: (1) any direct or indirect sale, acquisition, purchase, exchange, transfer, license or lease of (2) assets (including capital stock of Atmel’s subsidiaries) of Atmel and its subsidiaries that generate or constitute 15% or more of the net revenues, net income or assets of Atmel and its subsidiaries, taken as a whole, or (a) Atmel common stock or other equity securities of Atmel which together with any other Atmel common stock or other equity securities of Atmel beneficially owned by such person or group, would equal 15% or more of aggregate equity interests or voting power of Atmel, (2) any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 15% or more of the aggregate equity interests or voting power of Atmel, (3) any merger, consolidation, business combination, binding share exchange or similar transaction involving Atmel or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets of Atmel and its subsidiaries, taken as a whole, pursuant to which the stockholders of Atmel or such subsidiary or subsidiaries, as applicable, immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction, (4) any liquidation, dissolution, recapitalization or other significant corporate reorganization of Atmel or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets of Atmel and its subsidiaries, taken as a whole or (5) any combination of the foregoing.

The Merger Agreement provides that the term “Atmel Superior Proposal” means a bona fide, unsolicited written Atmel Acquisition Proposal (except the references to “15%” in the definition thereof shall be replaced by “50% or more”) by a third party unaffiliated with Atmel that the Atmel Board determines in good faith by a majority vote (after receiving the advice of a financial advisor and outside legal counsel and taking into account all legal, financial, regulatory, timing, break-up fees, expense reimbursement provisions, conditions to consummation, certainty and other aspects of such proposal as the Atmel Board determines to appropriate and any other relevant factors permitted or required to be taken into account by applicable law, including taking into account any counterproposal by Microchip to amend the terms of the Merger Agreement) that such proposed Atmel Acquisition Proposal (1) is reasonably capable of being timely consummated on the terms proposed and (2) would, if consummated in accordance with its terms, result in a transaction that is more favorable from a financial point of view to the Atmel stockholders than the Merger and any other transactions contemplated under the Merger Agreement (including with respect to any counterproposal by Microchip to amend the terms of the Merger Agreement).

In addition, Atmel has the ability to terminate the Merger Agreement in certain other circumstances, as described below.

Atmel’s Agreement Not to Change the Atmel Board Recommendation

In addition, Atmel has agreed that the Atmel Board will not:

•	change, withhold, withdraw, qualify or modify, in a manner adverse to Microchip (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Atmel Board Recommendation;

•	fail to include in this proxy statement/prospectus (1) the determination of the Atmel Board that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and are fair to and in the best interests of Atmel and the Atmel stockholders, (2) the approval of the Atmel Board of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (3) the recommendation of the Atmel Board to the Atmel stockholders that the Atmel stockholders adopt the Merger Agreement;

•	publicly approve or recommend, or publicly propose to approve or recommend to the Atmel stockholders, an Atmel Acquisition Proposal;

•	fail to recommend against acceptance of any tender offer or exchange offer that constitutes an Atmel Acquisition Proposal by the Atmel stockholders or against another Atmel Acquisition Proposal that is otherwise publicly announced within ten business days after commencement or announcement thereof; or

•	authorize, adopt, approve or publicly propose to authorize, adopt or approve or recommend, or enter into, any agreement constituting or relating to an Atmel Acquisition Proposal or requiring Atmel to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement.

Any of the actions in the first four bullets above is referred to as an “Atmel Change of Recommendation.”

The Atmel Board may make an Atmel Change of Recommendation (so long as Atmel has provided prior written notice to Microchip of its or the Atmel Board’s intention to make an Atmel Change of Recommendation at least four business days in advance of taking such action) as follows:

•	other than in relation to an Atmel Acquisition Proposal, if the Atmel Board determines in good faith (after consultation with its outside legal counsel) that, as a result of an event, development or change in circumstances that occurs or arises after the execution and delivery of the Merger Agreement (other than an Atmel Acquisition Proposal) that was not known (or the consequences of which were not known) to the Atmel Board prior to the execution and delivery of the Merger Agreement, the failure to make an Atmel Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, and the Atmel Board has considered in good faith any changes to the Merger Agreement or other arrangements that may be offered in writing by, and would be legally binding upon, Microchip and shall have determined in good faith, after consultation with outside counsel, that it would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law not to make an Atmel Change of Recommendation, even if such changes were given effect; and

•

if Atmel receives an Atmel Acquisition Proposal and the Atmel Board determines in good faith (after consultation with outside counsel and its financial advisors) that the Atmel Acquisition Proposal constitutes an Atmel Superior Proposal and that the failure to make an Atmel Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, but only if Atmel has not materially breached its non-solicitation obligations with respect to such Atmel Acquisition Proposal and terminates the Merger Agreement concurrently with entering into any agreement relating to an Atmel Acquisition Proposal and pays a termination fee (as described below), and the Atmel Board has considered in good faith any changes to the Merger

Agreement or other arrangements that may be offered in writing by, and would be legally binding upon, Microchip and shall have determined in good faith, after consultation with outside counsel and its financial advisors, that the Atmel Acquisition Proposal received by Atmel continues to constitute an Atmel Superior Proposal, even if such changes were given effect.

Preparation of the Form S-4 and the Proxy Statement/Prospectus; Atmel Special Meeting

Microchip and Atmel have agreed to jointly prepare and file with the SEC (and each shall use their reasonable best efforts to cause such filing to occur within 30 days of January 19, 2015) this proxy statement/prospectus (as part of the Form S-4) that includes (1) a prospectus for the issuance of the new shares of Microchip common stock in connection with the Merger and (2) a proxy statement of Atmel for use in the solicitation of proxies for the special meeting.

As soon as practicable following the date the Form S-4 is declared effective by the SEC (and in no event later than 45 days following the date the Form S-4 is declared effective by the SEC), Atmel has agreed to duly call, give notice of, convene and hold, at its option, either an annual or special meeting of its stockholders, in accordance with applicable law, the Atmel Charter and the Atmel Bylaws, for the purpose of obtaining the Atmel Stockholder Approval.

Reasonable Best Efforts

Atmel has agreed to use reasonable best efforts to solicit proxies from its stockholders in favor of the Merger.

Subject to the terms and conditions set forth in the Merger Agreement, each of Microchip, Merger Sub, and Atmel will use their reasonable best efforts to take promptly all actions, and to promptly assist and cooperate with each other in doing all things necessary, proper or advisable under applicable laws to consummate and make effective the Merger, including:

•	obtaining all necessary actions, consents, and approvals from governmental entities and making all necessary registrations and filings;

•	taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	obtaining any and all necessary consents, approvals or waivers from third parties;

•	defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the consummation of the Merger; and

•	executing and delivering any additional instruments necessary to consummate the Merger.

Subject to the terms and conditions set forth in the Merger Agreement, Microchip and Atmel will promptly, using their respective reasonable best efforts, make any required submissions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other applicable foreign antitrust law. The parties will use reasonable best efforts to cooperate with each other to timely make all necessary filings and timely seek all necessary consents, permits, authorizations or approvals. The parties will promptly inform the other party upon receipt of any material communication from the FTC or any other governmental entity regarding the Merger, and will keep each other party apprised of the status of matters relating to the completion of the Merger, including promptly furnishing the other party with copies of notices or other communications received from any governmental entity with respect to the Merger. Microchip and Atmel agree not to participate in any substantive meeting or discussion with any governmental entity in connection with the proposed transaction unless it consults with the other party in advance and gives the other party the opportunity to attend and participate. Neither party will agree to extend any waiting period under the HSR Act or enter into any agreement with any governmental entity not to consummate the Merger without the prior written consent of the other party.

If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted, or threatened to be instituted, challenging the Merger as violative of any antitrust law, Microchip and Atmel will cooperate with each other and will use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order prohibiting, preventing, or restricting consummation of the Merger, including using their reasonable best efforts to:

•	effect any sale, license, holding separate or other disposition of any of their respective assets, businesses or interests; and

•	agree to conditions relating to, or changes in the conduct of, their respective businesses necessary to obtain consents or approvals required for the Closing under the applicable antitrust laws.

Neither Microchip nor Atmel will be obligated to sell, hold separate or otherwise dispose of any assets, businesses or interests or agree to conditions relating to or changes in the conduct of its business, that would reduce the reasonably anticipated benefits of the Merger to Microchip.

In addition, Microchip will submit an application to the French Ministry of the Economy for an approval of the Merger under Articles L.151-3 and R.153-1 et seq. of the French Monetary and Financial Code in respect of foreign investment controls. Atmel has agreed to cooperate with Microchip on such application. The approval of the French Ministry of the Economy is not a condition to closing the Merger.

In addition, until the earlier of the Closing or the termination of the Merger Agreement, and subject to limitations in the Merger Agreement, Atmel has agree to provide Microchip with information and cooperate in good faith with Microchip on certain tax planning and integration matters. Upon the request of Microchip, Atmel has agreed to take certain pre-closing reorganization steps with respect to its subsidiaries. If Microchip makes such request, certain conditions to Closing shall be deemed satisfied as of the Satisfaction Date, as described above in “—Closing and Effective Time” beginning on page 100 of this proxy statement/prospectus.

Employee Matters

Microchip has agreed, as of the Effective Time, to honor and perform all employment or compensatory contracts between Atmel or any of its subsidiaries, on the one hand, and any Atmel employee, on the other (including all retention awards and employment, employment continuation, severance, incentive, change in control and termination contracts disclosed to Microchip and the assumed Atmel equity awards).

In addition, Microchip has agreed that through December 31, 2016 (the “Transition Period”) Microchip will provide or cause to be provided to each employee of Atmel and its subsidiaries as of the Effective Time working in the U.S. who continues employment with Microchip or any of its direct or indirect subsidiaries (each, an “Affected Employee”), while employed by Microchip or any of its direct or indirect subsidiaries, compensation and benefits the value of which is comparable in the aggregate to the aggregate value of the compensation and benefits provided to such Affected Employee immediately prior to the Effective Time (excluding the value of any defined benefit pension plan and the Atmel ESPP). During the Transition Period, (1) each Affected Employee, while employed by Microchip or any of its direct or indirect subsidiaries, will be provided base wages or salary, as applicable, that are not less than the base wages or salary, as applicable, provided to such Affected Employee immediately prior to the Effective Time and (2) each Affected Employee will be provided severance benefits not less favorable in amount or with regard to terms and conditions to receive such severance benefits than those disclosed to Microchip.

The Merger Agreement provides that the provisions of the Merger Agreement relating to employee benefits are for the sole benefit of Microchip and Atmel, and that no third party (including any Affected Employee) will have any third-party beneficiary rights or obligations under the Merger Agreement, including in relation to continued employment or service with Microchip or the maintenance of any employee benefit plans or arrangements by Microchip.

If Microchip requests at least 10 days prior to the Closing, then effective as of no later than immediately preceding the Closing, Atmel will terminate the Atmel Corporation Tax Deferred Savings Plan (the “Atmel 401(k) Plan”) and Microchip will take efforts to provide for the Microchip Technology Incorporated Savings Plan to accept, on or after the Closing, the rollover by participants in the Atmel 401(k) Plan of any “eligible rollover distributions” from the Atmel 401(k) Plan, including any plan loans, in accordance with the applicable U.S. tax Code provisions.

Indemnification and Insurance

Microchip has agreed, for a period of six years following the Effective Time, to cause the surviving corporation to maintain in effect the provisions in its certificate of incorporation and bylaws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of any present or former director or officer of Atmel or any of its subsidiaries, who are entitled to be indemnified under the Atmel Charter and the Atmel Bylaws as in effect immediately prior to the Effective Time, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the Atmel Charter and the Atmel Bylaws in effect on January 19, 2016, to the fullest extent permitted from time to time by applicable law, which provisions will not be amended except as required by applicable law or to make changes permitted by applicable law that would enlarge the scope of the indemnified parties’ indemnification rights thereunder.

Microchip has agreed to, and has agreed to cause the surviving corporation to, indemnify and hold harmless, and advance expenses as incurred to, all present or former directors or officers of Atmel or any of its subsidiaries who are entitled to be indemnified under the Atmel Charter and the Atmel Bylaws as in effect immediately prior to the Effective Time to the fullest extent required or permitted by applicable laws, for a period of six years following the Effective Time, against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such person’s service as a director, officer or representative of Atmel or any of its subsidiaries or service performed by such person at the request of Atmel or any of its subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (1) the Merger, the other transactions contemplated by the Merger Agreement and the process and other events giving rise thereto, and (2) actions to enforce the rights of such person described in this paragraph. In the event of any such action, Microchip and the surviving corporation will, and Microchip will cause the surviving corporation to, cooperate with such person in the defense of any such action.

The Merger Agreement provides that prior to the Effective Time, Atmel may obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of Atmel’s existing directors’ and officers’ insurance policies and (ii) Atmel’s existing fiduciary and employment practices liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as Atmel’s insurance carrier as of January 19, 2016 with respect to such insurance, with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the indemnified parties as Atmel’s existing policies with respect to any matters that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby). Whether pursuant to such tail policy or otherwise, the surviving corporation will continue to maintain, for at least six years following the Effective Time, policies of directors’ and officers’ liability insurance with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in Atmel’s existing policies as of January 19, 2016, or the surviving corporation will use reasonable best efforts to purchase comparable liability insurance for such six-year period with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in Atmel’s existing policies as of January 19, 2016, except that the surviving corporation will not be required to pay an annual premium amount in excess of 300% of the annual premiums currently paid by Atmel for such insurance, and that if the annual premiums of such insurance coverage exceed such amount, the surviving corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Regulatory Filings

Microchip and Atmel have each agreed to take certain actions in order to obtain regulatory clearance required to consummate the Merger. The Merger is subject to review by the FTC under the HSR Act. Under this statute, Microchip and Atmel are required to make pre-Merger notification filings and await the expiration or early termination of the statutory waiting period prior to completing the Merger. Microchip and Atmel completed the initial HSR Act filing on January 27, 2016. The Merger is also subject to review by German and South Korean governmental authorities and requires pre-merger notification and the observance of an applicable waiting period in Germany (“German Antitrust Law”) and South Korea (“South Korean Antitrust Law”). Microchip and Atmel completed the initial pre-merger notifications required in Germany and South Korea on February 8, 2016 and February 5, 2016, respectively.

During or after the statutory waiting periods and clearance of the Merger, and even after completion of the Merger, the FTC, or other governmental authorities could challenge or seek to block the Merger under relevant antitrust laws, as it deems necessary or desirable in the public interest. Other competition agencies with jurisdiction over the Merger could also initiate action to challenge or block the Merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Merger, before or after it is completed. Microchip and Atmel cannot be sure that a challenge to the Merger will not be made or that, if a challenge is made, Microchip and/or Atmel will prevail.

In addition, the parties are seeking the approval of the French Ministry of the Economy under Articles L.151-3 and R.153-1 et seq. of the French Monetary and Financial Code in respect of foreign investment controls. The approval of the French Ministry of the Economy is not a condition to closing the Merger.

Stock Exchange Listing

The Merger Agreement provides that Microchip will use its reasonable best efforts to cause the shares of Microchip common stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, as promptly as practicable and prior to the Effective Time.

Financing

Microchip currently anticipates that it will finance the Cash Consideration through a combination of cash on hand and available borrowings under its existing credit facility. The Closing is not subject to any financing condition. As of the date of this proxy statement/prospectus, Microchip does not have any plans to seek additional financing in connection with the Merger. To the extent that Microchip determines to obtain additional financing prior to the Effective Time, Atmel will, and will cause its subsidiaries to, and will use reasonable best efforts to cause its representatives to provide such cooperation in connection with any such financing by Microchip or any of its subsidiaries in connection with the Merger as may be reasonably requested by Microchip. Without limiting the generality of the foregoing, Atmel will, and will cause its subsidiaries to, upon request:

•	furnish the report of Atmel’s auditor on the most recently available audited consolidated financial statements of Atmel and its subsidiaries and use reasonable efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use reasonable efforts to cause such auditor to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing;

•

furnish Microchip and the Financing Sources (as defined below) with (1) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Atmel and its subsidiaries for each of the last three fiscal years ended more than 90 days prior to the closing date of such financing and (2) unaudited consolidated balance sheets and related statements of income of Atmel and its subsidiaries for each fiscal quarter ended after the date of the most recent audited financial statements of such person and more than 45 days prior to the closing date of such financing and unaudited statements of income and cash flows for the period elapsed from the beginning of the applicable fiscal year to the end of such fiscal quarter and, in each case, for the comparable periods of the preceding fiscal year (with respect to which, in the case of Atmel, the independent auditors shall have performed a SAS 100, as amended by PCAOB standards, review, although such independent auditors will not be preparing, nor will they be required to prepare, a written report concerning such SAS 100 review); provided that filing of the required financial statements on Form 10-K or Form 10-Q by Atmel will satisfy the foregoing requirement;

•	to the extent required, provide direct contact between (1) senior management and advisors, including auditors, of Atmel and (2) the proposed Financing Sources or Microchip’s auditors in connection with any such financing, at reasonable times and upon reasonable advance notice;

•	reasonably assist Microchip and the Financing Sources by reviewing and commenting on business projections and pro forma financial statements;

•	to the extent any financing is scheduled to close concurrently with the Effective Time, provide such customary information, documents, authorization letters and certificates, enter into definitive financing documents and take other reasonable actions that are or may be customary in connection with any such financing or necessary to permit Microchip to fulfill conditions or obligations under any commitment letter or in connection with any such financing (provided that such agreements, certificates and other documents entered into will be conditioned upon, and will not take effect prior to, the Effective Time);

•	provide Microchip with such customary and relevant information as is reasonably requested by Microchip to allow Microchip to prepare any necessary pledge or security agreements, certificates or other documents in connection with any such financing and otherwise reasonably facilitate the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral, and obtaining surveys and title insurance as reasonably requested by Microchip; provided that neither Atmel nor any of its subsidiaries is required to enter into any such agreement, certificate or document, pledge any collateral or grant any lien or security interest or obtain a release of any existing lien or security interest prior to the Effective Time; and

•	provide to the Financing Sources, at least five days prior to the closing date for such financing, all documentation and other information with respect to Atmel and its subsidiaries that are required by regulatory authorities under the applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, and requested by Microchip or the Financing Sources at least ten business days prior to the closing date for such financing.

The Merger Agreement provides that the term “Financing Sources” means the persons that have committed to provide or arrange or otherwise entered or will enter into agreements with Microchip in connection with any financing or any other financing in connection with the transactions contemplated by the Merger Agreement, and the parties to any joinder agreements, indentures, purchase agreements, underwriting agreements or credit agreements entered pursuant thereto or relating thereto, together with their respective former, current or future general or limited partners, direct or indirect stockholders, managers, members, affiliates, officers, directors, employees, agents and representatives, successors and assigns and any former, current or future general or limited partner, direct or indirect stockholder, manager, member, affiliate, officer, director, employee, agent, representative, successor or assign of any of the foregoing.

Atmel will (1) obtain customary payoff letters from third-party lenders and trustees with respect to Retired Company Indebtedness and (2) deliver or cause to be delivered such payoff letters to Microchip at the Effective Time. At the Effective Time, subject to Microchip making available necessary funds to do so, Atmel will, and will cause its subsidiaries to, permanently (1) terminate Atmel’s credit facilities requested by Microchip to be so terminated, if and to the extent such facilities are specified by Microchip to Atmel no later than 15 business days prior to the Effective Time, and all related contracts to which Atmel or any of its subsidiaries is a party (collectively, the “Retired Company Indebtedness”), and (2) cause to be released any liens on its assets relating to such Retired Company Indebtedness.

Notwithstanding the provisions described in this section or any other provision of the Merger Agreement, nothing in the Merger Agreement will require Atmel or any of its subsidiaries to:

•	waive or amend any terms of the Merger Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement from Microchip;

•	enter into any definitive agreement that is effective prior to the Effective Time;

•	give any indemnities that are effective prior to the Effective Time;

•	take any action that could unreasonably interfere with the ongoing operations of Atmel or its subsidiaries or create a risk of damage or destruction to any property or assets of Atmel or any of its subsidiaries; or

•	provide any information or take any action that will conflict with or violate its organizational documents or any applicable legal requirement or would result in a violation or breach of, or default under, any material contract to which Atmel or any of its subsidiaries is a party or would result in the waiver of a legal privilege.

In addition, no action, liability or obligation of Atmel, any of its subsidiaries or any of their respective representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to any such financing will be effective until the Effective Time, and neither Atmel nor any of its subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to any such financing) contemplated by the provisions described in this section that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in the Merger Agreement will require (1) any officer or representative of Atmel or any of its subsidiaries to deliver any certificate or opinion or take any other action pursuant to the provisions described in this section or any other provision of the Merger Agreement that could reasonably be expected to result in personal liability to such officer or representative or (2) the members of the Atmel Board as of January 19, 2016 to approve any financing or contracts related thereto prior to the Effective Time.

All non-public or other confidential information provided by Atmel or any of its representatives pursuant to the Merger Agreement will be kept confidential in accordance with the confidentiality agreement between Atmel and Microchip, except that Microchip and Merger Sub will be permitted to disclose such information (1) as is legally required to be disclosed in any offering documents related to any financing or (2) to any Financing Sources or prospective Financing Sources, ratings agencies and other financial institutions and investors that are or may become parties to any financing and to any underwriters, initial purchasers or placement agents in connection with any such financing (and, in each case, to their respective counsel and auditors) so long as such persons (a) agree to be bound by the confidentiality agreement between Atmel and Microchip as if parties thereto and (b) are subject to other confidentiality undertakings customary for financings of the same type as such financing.

Microchip has agreed to (1) indemnify, defend and hold harmless Atmel, its subsidiaries and their respective representatives from and against any loss, damages, claim, cost, liability, obligation or expense suffered or incurred in connection with any financing, any arrangement thereof and any information provided in connection therewith except (a) historical information relating thereto or other information furnished in writing by or on behalf of Atmel and its subsidiaries for use therein and (b) to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of Atmel or its subsidiaries and (2) promptly, upon Atmel’s request, reimburse Atmel and its subsidiaries for all reasonable out-of-pocket costs incurred by Atmel or its subsidiaries in connection with the provisions described in this section. The provisions described in this paragraph survive termination of the Merger Agreement.

Microchip and Merger Sub have expressly acknowledged and agreed that, notwithstanding anything in the Merger Agreement to the contrary, their obligations thereunder, including their obligations to consummate the Merger, are not subject to, or conditioned on, receipt of any financing.

Notwithstanding anything in the Merger Agreement to the contrary, Atmel’s breach of any of its covenants required to be performed by it under the provisions described in this section will not be considered in determining the satisfaction of Microchip’s condition to the Closing that relates to Atmel’s performance in all material respects of its covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date unless such breach is intentional, material and directly results in Microchip being unable to obtain the proceeds of any financing prior to or at the Closing.

Litigation Related to the Transaction

The parties to the Merger Agreement shall cooperate and consult with one another in connection with any stockholder litigation against any of them or any of their respective directors or officers with respect to the transactions contemplated by the Merger Agreement. In furtherance of and without in any way limiting the foregoing, each of the parties shall use its respective reasonable best efforts to prevail in such litigation so as to permit the consummation of the transactions contemplated by the Merger Agreement in the manner contemplated by the Merger Agreement, as promptly as reasonably practicable.

Dialog Termination Fee

Simultaneously with the execution of the Merger Agreement, on January 19, 2016, Atmel notified Dialog that, pursuant to the terms of the merger agreement between Atmel, Dialog, and other parties, dated September 19, 2015 (as amended, the “Dialog Merger Agreement”), Atmel terminated the Dialog Merger Agreement in order to enter into the Merger Agreement.

In connection with the termination by Atmel of the Dialog Merger Agreement, Atmel paid Dialog a termination fee of $137.3 million in cash on January 20, 2106.

Other Agreements

The Merger Agreement also contains other covenants, including with respect to access to information of the other company, public announcements with respect to the transactions contemplated by the Merger Agreement, and obtaining third party consents under Microchip’s or Atmel’s business contracts.

Conditions to Closing

Under the Merger Agreement, each party’s obligation to effect the Merger is subject to satisfaction or, to the extent permitted by applicable law, mutual waiver at the Effective Time of each of the following conditions:

•	the Atmel Stockholder Approval shall have been obtained;

•	(1) no governmental entity having competent jurisdiction shall have enacted, issued or entered any order that remains in effect that enjoins or otherwise prohibits the Merger substantially on the terms contemplated by the Merger Agreement, (2) no law shall have been enacted or promulgated by any governmental entity having competent jurisdiction that makes consummation of the Merger illegal and (3) no governmental entity having competent jurisdiction shall have instituted any proceeding seeking any such laws and orders;

•	the Form S-4 shall have become effective under the Securities Act and the Form S-4 will not be the subject of any stop order or proceedings seeking a stop order, and the SEC shall not have initiated or threatened any proceeding for that purpose or any similar proceeding in respect of this proxy statement/prospectus;

•	any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and the consents or approvals from the German Bundeskartellamt and the South Korean Fair Trade Commission shall have been obtained; and

•	the shares of Microchip common stock issuable to the Atmel stockholders as contemplated by the Merger Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Microchip’s and Merger Sub’s obligation to effect the Merger is further subject to the satisfaction or waiver of the following conditions:

•	Atmel’s fundamental representations and warranties, (1) if qualified or limited by materiality or Material Adverse Effect (as described below) qualifications, will be true and correct as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (2) if not qualified or limited by materiality or Material Adverse Effect qualifications, will be true and correct in all material respects as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

•	the representations and warranties of Atmel relating to capital structure will be true and correct in all but de minimis respects as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all but de minimis respects as of such earlier date);

•	the representations and warranties of Atmel (other than with respect to Atmel’s fundamental representations and warranties and the representations and warranties relating to its capital structure) will be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein, except as otherwise provided in the representations and warranties of Atmel with respect to the absence of certain changes and material contracts) as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to Atmel;

•	Atmel shall have performed in all material respects its covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date;

•	Microchip shall have received a certificate signed on behalf of Atmel by a senior executive of Atmel and dated as of the Closing Date to the effect that the conditions related to Atmel’s representations, warranties and covenants described above have been satisfied; and

•	since January 19, 2016, a Material Adverse Effect with respect to Atmel shall not have occurred.

Atmel’s obligation to effect the Merger is further subject to the satisfaction or waiver of the following conditions:

•	Microchip’s fundamental representations and warranties, (1) if qualified or limited by materiality or Material Adverse Effect qualifications, will be true and correct as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (2) if not qualified or limited by materiality or Material Adverse Effect qualifications, will be true and correct in all material respects as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

•	the representations and warranties of Microchip and Merger Sub (other than with respect to Microchip’s fundamental representations) will be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein, except as otherwise provided in the representations and warranties of Microchip and Merger Sub with respect to the absence of certain changes and material contracts) as of January 19, 2016 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to Microchip;

•	each of Microchip and Merger Sub shall have performed in all material respects their respective covenants required to be performed by each under the Merger Agreement at or prior to the Closing Date;

•	Atmel shall have received a certificate signed on behalf of each of Microchip and Merger Sub by a senior executive of Microchip and Merger Sub, respectively, and dated as of the Closing Date to the effect that the conditions related to Microchip’s and Merger Sub’s representations, warranties and covenants described above have been satisfied; and

•	since January 19, 2016, a Material Adverse Effect with respect to Microchip shall not have occurred.

The Merger Agreement provides that neither party may rely on the failure of any condition to Closing to be satisfied if such failure was caused by that party’s failure to comply with its obligations under the Merger Agreement.

Any or all of the conditions described above other than the Atmel Stockholder Approval may be waived, in whole or in part, by Microchip or Atmel, to the extent permitted by applicable law.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Microchip and Atmel, and either party may terminate the Merger Agreement in the following circumstances:

•	if prior to the Effective Time, the Merger is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order of a governmental entity of competent jurisdiction, except that the right to terminate the Merger Agreement on this basis will not be available to any party whose breach of any provision of the Merger Agreement results in or causes such order to be issued or the failure of the order to be removed;

•	if the Merger has not been consummated on or before the Initial Outside Date, which will be automatically extended to October 15, 2016 if the Closing is delayed due to certain conditions to Closing relating to antitrust laws not being satisfied, or such later date as Microchip and Atmel agree upon in writing (the “Outside Date”), except that the right to terminate the Merger Agreement on this basis will not be available to any party whose breach of any provision of the Merger Agreement results in or causes the failure of the Merger to be consummated by such date; or

•	if the special meeting (including any adjournment or postponement thereof in accordance with the terms of the Merger Agreement) has concluded, the Atmel stockholders have voted, and the Atmel Stockholder Approval was not obtained.

Atmel may also terminate the Merger Agreement at any time prior to the Effective Time as follows:

•	in order for Atmel to concurrently enter into an agreement for an Atmel Superior Proposal, provided that Atmel has complied in all material respects with its obligations relating to an Atmel Change of Recommendation and Atmel pays to Microchip substantially concurrently with such termination the termination fee described below; or

•	if Microchip or Merger Sub breaches any representation, warranty or covenant made by Microchip or Merger Sub in the Merger Agreement and such breach (1) is not curable by the Outside Date or, if curable, is not cured prior to the 45th day after written notice thereof is given by Atmel to Microchip and (2) would result in the conditions to Closing related to Microchip’s representations, warranties or covenants failing to be satisfied; provided that Atmel is not then in breach of the Merger Agreement such that the conditions to Closing related to Atmel’s representations, warranties or covenants would not be capable of being satisfied by the Outside Date.

Microchip may also terminate the Merger Agreement at any time prior to the Effective Time as follows:

•	if Atmel breaches any representation, warranty or agreement made by Atmel in the Merger Agreement (other than its obligations described above under “––Atmel’s Agreement Not to Solicit Other Offers” beginning on page 108 of this proxy statement/prospectus) and such breach (i) is not curable by the Outside Date or, if curable, is not cured prior to the 45th day after written notice thereof is given by Microchip to Atmel and (ii) would result in the conditions to Closing related to Atmel’s representations, warranties or covenants failing to be satisfied; provided that Microchip is not then in breach of the Merger Agreement such that the conditions to Closing related to Microchip’s representations, warranties or covenants would not be capable of being satisfied by the Outside Date;

•	if the Atmel Board makes an Atmel Change of Recommendation; or

•	if Atmel willfully or intentionally breaches any of its non-solicitation obligations in any material respect.

Termination Fees

Atmel will be required to pay to Microchip a termination fee of $137.3 million in cash if the Merger Agreement is terminated as follows:

•	by Atmel in order for Atmel to concurrently enter into an agreement for an Atmel Superior Proposal;

•	by Microchip if the Atmel Board makes an Atmel Change of Recommendation;

•	if (1) the Merger Agreement is terminated because (a) the Merger has not been consummated on or before the Outside Date, (b) the Atmel Stockholder Approval was not obtained after Atmel stockholders voted at the special meeting, or (c) Atmel intentionally breaches any of its representations, warranties, or agreements in the Merger Agreement (other than Atmel’s obligations described above under the section entitled “—Atmel’s Agreement Not to Solicit Other Offers” beginning on page 108 of this proxy statement/prospectus) and such breach is not curable by the Outside Date or, if curable, is not cured prior to the 45th day after written notice thereof is given by Microchip to Atmel and such breach would result in the conditions to Closing related to certain of Atmel’s representations, warranties or covenants failing to be satisfied, (2) an Atmel Acquisition Proposal has been publicly announced and not withdrawn at any time prior to the date of such termination, and (3) within 12 months after the date of such termination, Atmel enters into a definitive agreement relating to an Atmel Acquisition Proposal and such Atmel Acquisition Proposal is ultimately consummated (whether or not during the foregoing 12-month period) or Atmel consummates an Atmel Acquisition Proposal; provided, however, that for purposes of this provision, the references in the definition of Atmel Acquisition Proposal to “15% or more” will be deemed to be references to “more than 50%” and “less than 85%” will be deemed to be references to “less than 50%”; or

•	by Microchip if Atmel willfully or intentionally breaches any of its non-solicitation obligations in any material respect.

Microchip will be required to pay to Atmel (or its designee) a termination fee of $250 million in cash if the Merger Agreement is or had been terminated as follows:

•	by either Microchip or Atmel if (1) the Merger Agreement is or had been terminated and as of the time of such termination, the only conditions to Closing that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date the notice of termination is delivered) are those related to antitrust laws and such failure to be satisfied is due to (A) the failure to receive any required consent or approval (including the expiration of any waiting period and any extension thereof under the HSR Act) from the specified antitrust regulators or (B) any action (including the enacting, issuing, entry or promulgation of orders or laws or instituting of proceedings) by the specified antitrust regulators to enjoin or otherwise prohibit the Merger or make it illegal pursuant to antitrust laws; or

•	by either Microchip or Atmel if there is a final, non-appealable order enjoining or prohibiting the Merger, which is pursuant to antitrust laws.

Additionally, in the event that either Microchip or Atmel terminates the Merger Agreement as a result of the failure by Atmel’s stockholders to approve the Merger, Atmel must reimburse Microchip for reasonable out-of-pocket costs incurred in connection with the Merger up to $20 million, which amount will be off-set against any termination fee payable by Atmel.

Effect of Termination

In the event of a termination as described above under the section entitled “—Termination of the Merger Agreement” beginning on page 119 of this proxy statement/prospectus, the Merger Agreement will become void and of no effect except for certain sections of the Merger Agreement, including provisions regarding termination, termination fees and expenses, reimbursement and indemnification and the confidentiality and non-disclosure agreement. Such termination will not relieve any party to the Merger Agreement of any liability for any willful action or omission to act occurring prior to such termination undertaken with the knowledge of such party that the taking of such act or failure to act would result in a breach of any of its representations, warranties or covenants in the Merger Agreement.

Expenses

Other than as described above, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement will be paid by the party incurring those costs and expenses.

Amendment

The Merger Agreement may be amended by Microchip, Merger Sub and Atmel at any time before or after the approval by the Atmel stockholders of Proposal No. 1 at the special meeting, but after such approval, any amendment that requires the further approval of Atmel stockholders by law may not be made without such further approval,

Governing Law

The Merger Agreement will be construed and enforced in accordance with, the laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any law other than the law of the State of Delaware. Notwithstanding the foregoing, any action, cause of action or other claim against the Financing Sources shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of laws provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York.

Specific Performance

The parties to the Merger Agreement have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform their obligations under the provisions of the Merger Agreement (including failing to take such actions as are required of them thereunder to consummate the Merger Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties have agreed that the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof (including the obligations of the parties to consummate the Merger) without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish, or otherwise impair, any other remedy to which they are entitled under the Merger Agreement. Notwithstanding the foregoing, (1) Microchip and Merger Sub shall not be entitled to any such injunction or injunctions, specific performance, or other equitable relief if the Merger Agreement is terminated and Atmel has paid the termination fee, as described above, (2) Atmel shall not be entitled to any such injunction or injunctions, specific performance, or other equitable relief if the Merger Agreement is terminated and Microchip has paid the termination fee, as described above and (3) each of Microchip, Merger Sub and Atmel shall not be entitled to any injunction or injunctions, specific performance, or other equitable relief with respect to the specific act of the Microchip Board or the Atmel Board effecting a change of their recommendation in breach of the Merger Agreement. The parties also agree that any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with any such order or injunction.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following summary discusses the material U.S. federal income tax consequences of the Merger to U.S. Holders and Non-U.S. Holders (each as defined below). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative interpretations and court decisions, all as in effect as of the date of this proxy statement/prospectus, and all of which may change, possibly with retroactive effect.

This discussion addresses only the consequences of the exchange of shares of Atmel common stock held as capital assets. It does not address all aspects of U.S. federal income taxation that may be important to a stockholder in light of that stockholder’s particular circumstances, or to a stockholder subject to special rules, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a stockholder who holds Atmel common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction;

•	a stockholder who acquired Atmel common stock pursuant to the exercise of compensatory options or stock purchase plans or otherwise as compensation; or

•	a stockholder that does not vote in favor or the Merger and properly demands appraisal of its shares of Atmel common stock under applicable law.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Atmel common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Atmel common stock should consult its tax advisors.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any alternative minimum tax, non-income tax or non-U.S., state or local tax consequences of the Merger, or the potential application of the Medicare contribution tax on net investment income. Accordingly, we strongly urge each Atmel stockholder to consult its own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to the stockholder as a result of the Merger.

U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of Atmel common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A U.S. Holder’s receipt of cash and shares of Microchip common stock in exchange for shares of Atmel common stock in the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value, at the effective time of the Merger, of the shares of Microchip common stock received by such holder in the Merger, and (2) such holder’s tax basis in the shares of Atmel common stock exchanged in the Merger.

Any such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Atmel common stock immediately prior to the Merger is more than one year. In the case of a U.S. Holder who holds shares of Atmel common stock with differing tax bases and/or holding periods, gain or loss must be determined separately for each identifiable block of shares of Atmel common stock (generally, shares purchased at the same price in the same transaction). For U.S. Holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Each U.S. Holder is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated as a result of the Merger.

A U.S. Holder will have a tax basis in the shares of Microchip common stock received in the Merger equal to the fair market value of such shares at the Effective Time. The holding period for shares of Microchip common stock received in exchange for shares of Atmel common stock in the Merger will begin on the date immediately following the Effective Time.

Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of shares of Atmel common stock that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

Any gain realized by a Non-U.S. Holder pursuant to the Merger generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case such gain generally will be subject to U.S. federal income tax at rates generally applicable to U.S. persons, and, if the Non-U.S. Holder is a corporation, such gain may also be subject to the branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty);

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the Effective Time occurs, and certain other specified conditions are met, in which case such gain will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable income tax treaty); or

•	Atmel is or has been a “United States real property holding corporation” as such term is defined in Section 897(c) of the Code (“USRPHC”) at any time within the shorter of the five-year period preceding the Merger or such Non-U.S. Holder’s holding period with respect to the applicable shares of common stock, which we refer to as the “relevant period,” and, if shares of common stock are regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such Non-U.S. Holder owns directly or is deemed to own pursuant to attribution rules more than 5% of Atmel common stock at any time during the relevant period, in which case such gain will be subject to U.S. federal income tax at rates generally applicable to U.S. persons (as described in the first bullet point above), except that the branch profits tax will not apply. Atmel believes that it is not, and will not be, a USRPHC at any time during the five-year period preceding the Merger.

Backup Withholding and Information Reporting

Information reporting and backup withholding (at a rate of 28%) may apply to the proceeds received by a holder pursuant to the Merger. Backup withholding generally will not apply to (1) a U.S. Holder that furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 (or a substitute or successor form) or (2) a Non-U.S. Holder that (a) provides a certification of such holder’s foreign status on the appropriate series of IRS Form W-8 (or a substitute or successor form) or (b) otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

ACCOUNTING TREATMENT

Each of Microchip and Atmel prepares its financial statements in accordance with U.S. GAAP. The Merger will be accounted for using the acquisition method of accounting with Microchip treated as the acquiror of Atmel for accounting purposes. This means that the assets, liabilities and commitments of Atmel, the accounting acquiree, are adjusted to their estimated fair value at the acquisition date. Under the acquisition method of accounting, intangible assets are amortized over their remaining useful lives and tested for impairment at least annually.

ATMEL SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of Atmel common stock as of February 1, 2016 by (1) each person known by Atmel to be a beneficial owner of more than 5% of Atmel’s outstanding common stock, (2) each of Atmel’s named executive officers, (3) each director and nominee for director, and (4) all directors, nominees for director and executive officers of Atmel as a group. The information on beneficial ownership in the table and the footnotes hereto is based upon Atmel’s records and the most recent Schedule 13D or 13G, or amendments thereto, filed by each such person or entity and information supplied to Atmel by such person or entity. Except as otherwise indicated (or except as contained in a referenced filing), each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable, and can be reached by contacting Atmel’s principal executive offices.

Beneficial Owner (1)	Common Stock Beneficially Owned (2)	Approximate Percent Beneficially Owned (2)
Janus Capital Management LLC (3)	45,151,934	10.72%
T. Rowe Price Associates, Inc. (4)	38,052,283	9.03%
BlackRock, Inc. (5)	25,534,165	6.06%
Vanguard Group, Inc. (6)	24,883,587	5.91%
Ruffer LLP (7)	22,813,373	5.41%
Steven Laub (8)	2,238,676	*
Steve Skaggs (9)	522,266	*
Reza Kazerounian (10)	357,105	*
Rob Valiton (11)	447,904	*
Scott Wornow (12)	300,186	*
David Sugishita (13)	119,567	*
Charles Carinalli (14)	201,943	*
Dr. Edward Ross (15)	201,943	*
Papken Der Torossian (16)	302,643	*
Jack L. Saltich (17)	178,117	*
Tsung-Ching Wu (18)	9,299,646	2.20%
All current directors and executive officers as a group (12 persons) (19)	14,223,448	3.37%

*	Less than one percent of the outstanding common stock
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Atmel Corporation, 1600 Technology Drive, San Jose, CA 95110.
(2)	Based on 421,333,753 shares outstanding on February 1, 2016. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Atmel common stock subject to options and Atmel Units held by that person that will be exercisable/vested within 60 days after February 1, 2016, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Assumes that the Merger will not be completed on or before March 31, 2016.
(3)	Based on a Schedule 13G, Amendment No. 6 filed with the SEC on February 18, 2015, Janus Capital Management LLC (“Janus”), reported having sole voting and dispositive power over 45,151,934 shares. The address of Janus is 151 Detroit Street, Denver, Colorado 80206.

(4)	Based on a Schedule 13G, Amendment No. 5 filed with the SEC on February 13, 2015, T. Rowe Price Associates, Inc. (“Price Associates”), reported having sole voting power over 11,214,110 shares and sole dispositive power over 38,052,283 shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202. These securities are owned by various individual and institutional investors for which Price Associates serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
(5)	Based on a Schedule 13G, Amendment No. 2 filed with the SEC on February 9, 2015, BlackRock, Inc. (“Blackrock”), reported having sole voting power over 24,359,633 shares and sole dispositive power over 25,534,165 shares. The address of BlackRock is 40 East 52nd Street, New York, NY 10022.
(6)	Based on a Schedule 13G, Amendment No. 1 filed with the SEC on February 10, 2015, Vanguard Group, Inc. (“Vanguard”), reported having sole voting power over 281,873 shares, sole dispositive power over 24,636,914 shares and shared dispositive power over 246,673 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.
(7)	Based on a Schedule 13G filed with the SEC on February 10, 2015, Ruffer LLP (“Ruffer”), reported having sole voting and dispositive power over 22,813,373 shares. The address of Ruffer is 80 Victoria Street, London, SW1E 5JL, United Kingdom.
(8)	Includes 2,130,357 shares owned directly. Also includes 108,319 shares underlying restricted stock units that will vest within 60 days after February 1, 2016.
(9)	Includes 417,532 shares owned directly. Also includes 60,000 shares issuable under stock options exercisable, and 44,734 shares underlying restricted stock units that will vest, within 60 days after February 1, 2016.
(10)	Includes 294,025 shares owned directly. Also includes 63,080 shares underlying restricted stock units that will vest within 60 days after February 1, 2016.
(11)	Includes 351,847 shares owned directly. Also includes 59,999 shares issuable under stock options exercisable, and 36,058 shares underlying restricted stock units that will vest, within 60 days after February 1, 2016.
(12)	Includes 266,699 shares owned directly. Also includes 33,487 shares underlying restricted stock units that will vest within 60 days after February 1, 2016.
(13)	Includes 109,942 shares owned directly. Also includes 9,625 shares issuable under stock options exercisable within 60 days after February 1, 2016.
(14)	Includes 93,776 share owned directly, and 59,167 shares held in trust, of which Mr. Carinalli and his wife are the trustees. Also includes 49,000 shares issuable under stock options exercisable within 60 days after February 1, 2016.
(15)	Includes 137,943 shares owned directly. Also includes 64,000 shares issuable under stock options exercisable within 60 days after February 1, 2016.
(16)	Includes 105,942 shares owned directly, 79,201 shares held in trust, of which Mr. Der Torossian is the trustee, and 6,000 shares held in Mr. Der Torossian’s IRA. Also includes 111,500 shares issuable under stock options exercisable within 60 days after February 1, 2016.
(17)	Includes 126,617 shares owned directly, and 10,000 shares held in trust, of which Mr. Saltich and his wife are the trustees. Also includes 41,500 shares issuable under stock options exercisable within 60 days after February 1, 2016.
(18)	Includes 1,790,875 shares owned directly, 6,644,902 shares held in trust, of which Mr. Wu and his wife are the trustees, and 257,170 shares held in trust for Mr. Wu’s children, of which Mr. Wu and his wife are the trustees. Also includes 580,199 shares issuable under stock options exercisable, and 26,500 shares underlying restricted stock units that will vest, within 60 days after February 1, 2016.
(19)	Includes 975,823 shares issuable under stock options exercisable, and 321,694 shares underlying restricted stock units that will vest, within 60 days after February 1, 2016.

DESCRIPTION OF MICROCHIP CAPITAL STOCK

The following describes the material terms of the capital stock of Microchip. This description is qualified in its entirety by reference to the Microchip Charter and the Microchip Bylaws, which are incorporated herein by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for more information about the documents incorporated by reference into this proxy statement/prospectus.

The Microchip Charter authorizes Microchip to issue up to 450,000,000 shares of common stock and up to 5,000,000 shares of preferred stock. As of December 31, 2015, Microchip had outstanding 203,498,524 shares of common stock and no outstanding shares of preferred stock.

Common Stock

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of Microchip common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Microchip Board from time to time may determine. Holders of Microchip common stock are also entitled to one vote for each share held on all matters submitted to a vote of Microchip stockholders. Microchip common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of Microchip, the assets legally available for distribution to Microchip stockholders would be distributed ratably among the holders of Microchip common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of Microchip common stock is, and all shares of Microchip common stock currently outstanding are, fully paid and nonassessable.

Preferred Stock

Microchip is authorized to issue up to 5,000,000 shares of preferred stock. The Microchip Board is authorized, subject to limitations prescribed by the DGCL, to provide for the issuance of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by Microchip stockholders. The Microchip Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Microchip common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Microchip and may adversely affect the market price of Microchip common stock, and the voting and other rights of the holders of Microchip common stock. Microchip has no current plans to issue any shares of preferred stock.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Microchip and Atmel are both incorporated under Delaware law. Differences, therefore, between the rights of Microchip stockholders and the rights of Atmel stockholders result from differences in the companies’ respective certificates of incorporation and bylaws. Upon completion of the Merger, the rights of Atmel stockholders who exchange their shares of Atmel common stock for shares of Microchip common stock in the Merger will be governed by Delaware law, the Microchip Charter and the Microchip Bylaws.

The following is a summary of the material differences between the rights of holders of Microchip common stock and the rights of holders of Atmel common stock, but does not purport to be a complete description of those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. The Microchip Charter, the Microchip Bylaws, the Atmel Charter and the Atmel Bylaws are subject to amendment in accordance with their terms. Copies of these governing corporate instruments as currently in effect are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 137 of this proxy statement/prospectus.

Atmel	Microchip
Authorized Shares. The aggregate number of shares which Atmel is authorized to issue is 1,605,000,000, consisting of (i) 1,600,000,000 shares of common stock, par value $0.001 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share.	Authorized Shares. The aggregate number of shares which Microchip is authorized to issue is 455,000,000, consisting of (i) 450,000,000 shares of common stock, par value $0.001 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock. As of December 31, 2015, Atmel had issued and outstanding 421,310,142 shares of common stock, none of which were held in treasury.	Common Stock. As of December 31, 2015, Microchip had issued and outstanding 203,498,524 shares of common stock, of which 23,918,265 shares were held in treasury.

Preferred Stock. The Atmel Charter authorizes the Atmel Board to issue preferred stock in one or more series, to be established from time to time. The Atmel Board may fix by resolution(s) the number of shares to be included in each such series, the rights, preferences and privileges of each wholly unissued series, and any qualifications, limitations, or restrictions thereon and may increase or decrease the number of shares of any such series.

As of December 31, 2015, there were no shares of Atmel preferred stock issued and outstanding.

Preferred Stock. The Microchip Charter authorizes the Microchip Board to provide for the issuance of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The rights of preferred stockholders may supersede the rights of common stockholders.

As of December 31, 2015, Microchip does not have any preferred stock issued and outstanding. Microchip has no current plans to issue any shares of preferred stock.

VOTING RIGHTS

Under the Atmel Bylaws, each stockholder is entitled to one vote for each share of capital stock held by such stockholder. The Atmel Bylaws provide that, unless Delaware law, the Atmel Charter or the Atmel Bylaws	Under the Microchip Charter, each holder of Microchip common stock is entitled to one vote for each share of common stock they hold on all matters to be voted on by Microchip’s stockholders. Except as

Atmel	Microchip

require a different vote, the vote of the holders of a majority of the stock issued and outstanding having voting power present in person or represented by proxy shall decide any question brought before a meeting at which a quorum is present.	otherwise required by law, all matters shall be determined by a majority of the votes cast affirmatively or negatively; except that a nominee for director shall be elected to the Microchip Board if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election. For this purpose, votes cast shall exclude abstentions, withheld votes or broker non-votes with respect to that director’s election. Notwithstanding the immediately preceding sentence, in the event of a contested election of directors, directors shall be elected by the vote of a plurality of the votes cast.

The Atmel Charter does not allow cumulative voting in the election of directors.	The Microchip Charter does not provide for cumulative voting in the election of directors.

AMENDMENTS TO THE CHARTER

Under the DGCL, a charter amendment requires a board resolution setting forth the amendment proposed and declaring its advisability and approval by a majority of the outstanding stock entitled to vote thereon, and, if applicable, a majority of the outstanding stock of each class entitled to vote thereon, unless the charter requires a greater proportion for approval. The Atmel Charter does not require a greater proportion for approval.	Under the DGCL, a charter amendment requires a board resolution advising the amendment and approval by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon, unless the charter requires a greater proportion for approval. The Microchip Charter does not require a greater proportion for approval.

AMENDMENT TO THE BYLAWS

Under the Atmel Bylaws, the Atmel Bylaws may be adopted, amended or repealed by the stockholders entitled to vote. The Atmel Charter authorizes the Atmel Board to adopt, alter, amend or repeal the Atmel Bylaws without any action on the part of the stockholders.	Under the Microchip Charter, the Microchip Board may make, amend, alter or repeal any Microchip Bylaws without the approval of Microchip stockholders. Under the Microchip Bylaws, the Microchip Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the Microchip Board. Under the Microchip Bylaws, any bylaw amendments may be approved by the affirmative vote of the holders of a majority of the outstanding shares of Microchip common stock.

SPECIAL MEETINGS OF STOCKHOLDERS

The Atmel Bylaws provide that a special meeting of the stockholders may be called at any time by the Atmel Board acting pursuant to a resolution adopted by a majority of the Whole Board (as defined below), by the chairman of the Atmel Board or by the president. A special meeting may not be called by any other person or persons.	The Microchip Bylaws provide that a special meeting of stockholders may be called at any time by the Microchip Board, by the chairman of the Microchip Board, or by one or more Microchip stockholders owning in the aggregate not less than 50% of the entire capital stock of Microchip that is issued and outstanding and entitled to vote.

Atmel	Microchip

Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting or brought before the meeting by or at the direction of the Whole Board.

“Whole Board” means the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships.

Special meetings that are called by any other person or persons must be made in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or other facsimile transmission to the chairman of the Microchip Board, the president, chief executive officer or the secretary of Microchip. Business transacted at any special meeting of stockholders is limited to the purposes stated in the notice of the meeting.

Notice of the time and place of every meeting of stockholders must be given in writing not less than 10 (or, if sent by third-class mail then 30) but no more than 60 days before the date of the meeting.	Notice of the time and place of every meeting of stockholders must be given in writing not less than 35 days no more than 60 days prior to the meeting.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Under the Atmel Bylaws, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of Atmel, and such notice should be in proper form.

Under the Microchip Bylaws, for business to be properly brought before an annual meeting by a stockholders, the stockholder must have given timely notice tin writing to secretary of Microchip, and such notice should be in proper form.

To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Atmel not less than 120 calendar days before the one year anniversary of the date on which Atmel first mailed its proxy statement to stockholders in connection with the previous year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year, or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder, to be timely, must be so received not later than the close of business on the later of 120 calendar days in advance of such annual meeting or ten calendar days following the date on which public announcement of the date of the meeting is first made.	To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 90 calendar days before the date on which the corporation first mailed its proxy statement to stockholders in connection with the previous year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the prior year, notice by the stockholder to be timely must be so received not later than the close of business on the later of 90 calendar days in advance of such annual meeting or ten 10 calendar days following the date on which public announcement of the date of the meeting is first made.

To be in proper written form, the stockholder’s notice to the secretary must comply with certain requirements further described in Section 2.2(b) of Atmel’s Bylaws.	To be in proper written form, the stockholder’s notice to the secretary must comply with certain requirements further described in Section 2.4 of the Microchip Bylaws.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures described in full in Section 2.2 of Atmel’s Bylaws. The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting in accordance with the foregoing procedures, and, if he should so determine, he	No business shall be conducted at an annual meeting except in accordance with the procedures set forth in Section 2.4(a) of the Microchip’s Bylaws. In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder or a Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement

Atmel	Microchip

shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.	applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with Section 2.4(a) of the Microchip Bylaws, and, if he or she should so determine, he or she shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

Nominations for the Atmel Board are also subject to the timing and delivery provisions described above. The stockholder’s notice to the secretary must comply with certain requirements further described in Section 2.2(c) of the Atmel Bylaws.	Nominations for the Microchip Board are also subject to the timing and delivery provisions described above. The stockholder’s notice to the secretary must comply with certain requirements further described in Section 2.4(b) of the Microchip Bylaws.

Stockholder action by written consent is prohibited by the Atmel Bylaws and such action must be taken at a duly called annual or special meeting.	Stockholder action by written consent is not prohibited by the Microchip Charter and is contemplated by the Microchip Bylaws.

BOARD OF DIRECTORS

Number of Directors

Atmel’s Bylaws provide that the number of directors will be seven. The number of directors may be changed by an amendment to Atmel’s Bylaws, duly adopted by a majority of the Whole Board or by the stockholders, or by a duly adopted amendment to Atmel’s Charter.	The Microchip Bylaws provide that the number of directors will be five members, as fixed from time to time by a duly adopted amendment to the certificate of incorporation or by an amendment to the bylaws.

The Atmel Board currently consists of seven members.	The Microchip Board currently consists of five directors.

Classification

The Atmel Board is not divided into classes. Under the Atmel Bylaws, at each annual meeting of stockholders, each director is elected to hold office until the expiration of the term for which they are elected and until a successor has been duly elected and qualified.	The Microchip Board is not divided into classes. Under the Microchip Bylaws, each director is elected at the annual meeting of stockholders for a term of one year.

Removal

Under the Atmel Bylaws, any director, directors or the entire Atmel Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless otherwise restricted by statute, Atmel’s certificate of incorporation or Atmel’s Bylaws.	Under the Microchip Bylaws, any director or the entire Microchip Board may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors, unless otherwise restricted by statute, Microchip’s certificate of incorporation or Microchip’s Bylaws.

Atmel	Microchip
Vacancies

Atmel’s Bylaws provide that vacancies in the Atmel Board, including vacancies from newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director; however, a vacancy created by the removal of a director by the vote of the stockholders or by court order may be filled only by the affirmative vote of a majority of the voting power of shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the required quorum).	Under the Microchip Bylaws, only a majority of the directors then in office, including those who have so resigned, shall have power to fill a vacancy or vacancies on the Microchip Board. Under the Microchip Bylaws, any newly created directorship resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled only by a majority of the board then in office, even if less than a quorum, or by a sole remaining director.

Director Liability and Indemnification

Under the Atmel Charter, to the fullest extent permitted by the DGCL, no director of Atmel will be personally liable to Atmel or its stockholders for monetary damages for breach of fiduciary duty as a director.	Under the Microchip Charter, no director will be personally liable to Microchip or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under DGCL Section 174 (concerning unlawful distributions to stockholders) or (iv) for any transaction from which the director derived an improper personal benefit.

Atmel’s Bylaws provide that Atmel will indemnify and hold harmless, to the maximum extent and in the manner permitted by the DGCL, any person against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (collectively, “Proceeding”) in which such person was or is a party, or is threatened to be made a party, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of Atmel. Atmel shall be required to indemnify and hold harmless a director or officer in connection with a Proceeding (or part thereof) initiated by such director or officer only if the initiation of such Proceeding (or part thereof) by the director or officer was authorized by the Atmel Board.	Microchip’s Bylaws provide that Microchip will indemnify, to the maximum extent and in the manner permitted by the DGCL, each of its directors and executive officers against expenses (including attorney’s fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation.

Atmel	Microchip
STOCKHOLDER RIGHTS PLAN

Atmel does not have a stockholder rights plan currently in effect, but under Delaware law, the Atmel Board could adopt such a plan without stockholder approval.	Microchip does not have a stockholder rights plan currently in effect, but under Delaware law, the Microchip Board could adopt such a plan without stockholder approval.

BUSINESS COMBINATIONS

The Atmel charter does not require a supermajority vote of stockholders for any action of stockholders related to business combinations.	The Microchip Charter does not require a supermajority vote of stockholders for any action of stockholders related to business combinations.

The DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. Atmel elected in its certificate of incorporation not to be governed by Section 203 of the DGCL.	The DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. Microchip has not opted out of Section 203 in the Microchip Charter and is therefore governed by the terms of this provision of the DGCL.

LEGAL MATTERS

The validity of the shares of Microchip common stock offered by this document will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Microchip.

EXPERTS

Microchip

The consolidated financial statements of Microchip Technology Incorporated appearing in Microchip Technology Incorporated’s Annual Report on Form 10-K for the year ended March 31, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Atmel

The consolidated financial statements and schedule of Atmel Corporation as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Microchip

Microchip stockholders who wish to have proposals considered for inclusion in the proxy statement and form of proxy for Microchip’s 2016 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act must cause their proposals to be received in writing by Microchip’s Secretary at Microchip’s principal executive office, 2355 West Chandler Boulevard, Chandler, Arizona 85224, no later than March 12, 2016 (the “Proxy Mailing Date”). Any proposal should be addressed to Microchip’s Secretary and may be included in the 2016 proxy materials only if such proposal complies with the Microchip Bylaws and the rules and regulations promulgated by the SEC. Nothing in this section will be deemed to require Microchip to include in its proxy statement or its proxy relating to any annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the SEC.

In addition, the Microchip Bylaws require that Microchip be given advance written notice of nominations for election to the Microchip Board and other matters that stockholders wish to present for action at an annual meeting of stockholders (other than matters included in Microchip’s proxy materials in accordance with Rule 14a-8(e) under the Exchange Act). Microchip’s Secretary must receive such notice at the address set forth above no later than April 11, 2016, for matters to be presented at the 2016 Annual Meeting of Microchip Stockholders. However, in the event that the date of the 2016 Annual Meeting of Microchip Stockholders is not held within 30 days of the one year anniversary of the date of the Microchip 2015 Annual Meeting of Microchip Stockholders, for notice by the stockholder to be timely it must be received no more than 120 days prior to the date of the 2016 Annual Meeting of Microchip Stockholders and not less than the later of the close of business (a) 90 days prior to the date of the 2016 Annual Meeting of Microchip Stockholders and (b) the 10th day following the day on which public announcement of such meeting was first made by Microchip. If timely notice is not received by Microchip, then Microchip may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such stockholder proposal or nomination.

Atmel

Only such business will be conducted at the special meeting as will have been brought by the Atmel Board before the special meeting pursuant to the attached “Atmel Corporation Notice of Special Meeting of Stockholders.”

Atmel held its 2015 annual meeting of stockholders (the “2015 Annual Meeting”) on May 21, 2015. It is not expected that Atmel will hold an annual meeting of stockholders for 2016 unless the Merger is not completed. If the Merger is not completed and Atmel holds an annual meeting of stockholders for 2016, then proposals of stockholders of Atmel must be submitted as follows:

Requirements for Stockholder Proposals to Be Considered for Inclusion in Atmel’s Proxy Materials. Stockholders interested in submitting a proper proposal for inclusion in the proxy materials for Atmel’s next annual meeting may do so by submitting such proposal in writing to Atmel’s offices located at 1600 Technology Drive, San Jose, California 95110, Attn: Corporate Secretary. To be eligible for inclusion, stockholder proposals must have been received no later than December 5, 2015, and must have otherwise complied with the requirements of Rule 14a-8 under the Exchange Act. No stockholder proposals were received by Atmel by this deadline.

Requirements for Stockholder Business or Nominations to Be Brought Before Atmel’s Annual Meetings. Under the Atmel Bylaws, Atmel has an advance notice procedure for stockholders who wish to present certain proposals at one of Atmel’s annual meetings of stockholders, including nominations of persons for election to the Atmel Board and stockholder proposals not otherwise included in Atmel’s proxy statement.

Stockholder proposals, including the nomination of a person for election to the Atmel Board, may not be brought before an annual meeting unless, among other things: (1) the proposal contains all information specified in the Atmel Bylaws, and (2) the proposal is received by Atmel not less than 120 days before the one year anniversary of the date on which Atmel first mailed its proxy statement to stockholders in connection with the previous year’s annual meeting of stockholders, which was December 5, 2015 for Atmel’s 2016 annual meeting; provided, however, that in the event that Atmel did not hold an annual meeting the previous year, or if the date of the annual meeting has been changed more than 30 days from the one year anniversary of the date of the previous year’s meeting, then the deadline for receipt of notice by a stockholder is no later than the close of business on the later of: (1) 120 days prior to the meeting and (2) ten days after public announcement of the meeting date. A copy of the full text of these bylaw provisions may be obtained by writing to Atmel’s Corporate Secretary at the address above.

Stockholders may also submit a recommendation (as opposed to a formal nomination) for a candidate for membership on the Atmel Board by submitting in writing the name and background of such candidate to the Atmel Corporate Governance and Nominating Committee, c/o Corporate Secretary, Atmel Corporation, 1600 Technology Drive, San Jose, CA 95110.

Atmel knows of no other matters that will be presented for consideration at the special meeting.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders of Atmel have notified Atmel of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Atmel at the address identified below. Atmel will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Corporate Secretary, 1600 Technology Drive, San Jose, California 95110.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Atmel Board knows of no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters come before the special meeting or any adjournment or postponement thereof and will be voted upon, the proposed proxy will be deemed to confer authority to the individuals named therein as authorized to vote the shares represented by the proxy as to any matters that may properly come before the meeting. It is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matters.

WHERE YOU CAN FIND MORE INFORMATION

Microchip and Atmel each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1 (800) SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including Microchip and Atmel, who file electronically with the SEC. The address of that website is www.sec.gov.

Investors may also consult the Microchip and the Atmel websites for more information about Microchip and Atmel, respectively. Microchip’s website is www.microchip.com. Atmel’s website is www.atmel.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

Microchip has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Microchip common stock to be issued to Atmel stockholders pursuant to the Merger. The registration statement, including the attached exhibits, contains additional relevant information about Microchip and Microchip’s common stock. The rules and regulations of the SEC allow Microchip and Atmel to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Microchip and Atmel to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Microchip has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Microchip, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended March 31, 2015, as amended.

•	Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2015, September 30, 2015, and December 31, 2015.

•	Microchip’s Current Reports on Form 8-K filed with the SEC on May 7, 2015, May 8, 2015, August 3, 2015, August 4, 2015, August 18, 2015, November 4, 2015, December 7, 2015, January 19, 2016, and February 3, 2016 (other than the portions of such documents not deemed to be filed).

In addition, Microchip incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC through the SEC’s website at the address described above, or Microchip will provide you with copies of these documents, without charge, upon written or oral request to: Microchip Technology Incorporated, Attention: Secretary, 2355 West Chandler Boulevard, Chandler, Arizona 85224, or by telephone at (480) 792-7200.

This proxy statement/prospectus also incorporates by reference the documents listed below that Atmel has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Atmel, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended.

•	Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2015, June 30, 2015, and September 30, 2105.

•	Atmel’s Current Reports on Form 8-K filed with the SEC on April 13, 2015, May 6, 2015, May 28, 2015, June 3, 2015, August 25, 2015, September 21, 2015, September 30, 2015, December 14, 2015, January 13, 2016 and January 20, 2016 (other than the portions of such documents not deemed to be filed). In addition, Atmel incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC through the SEC’s website at the address described above, or Atmel will provide you with copies of these documents, without charge, upon written or oral request to:

Atmel Corporation

Attention: Investor Relations

1600 Technology Drive

San Jose, California 95110

Telephone number: (408) 441-0311

In the event of conflicting information in this proxy statement/prospectus in comparison to any document incorporated by reference into this proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated February 10, 2016. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither our mailing of this proxy statement/prospectus to Atmel stockholders nor the issuance by Microchip of shares of Microchip common stock pursuant to the Merger will create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

among

MICROCHIP TECHNOLOGY INCORPORATED,

HERO ACQUISITION CORPORATION

and

ATMEL CORPORATION

Dated as of January 19, 2016

A-i

(Continued)

A-ii

(Continued)

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 19, 2016 (this “Agreement”), is by and among Microchip Technology Incorporated, a Delaware corporation (“Parent”), Hero Acquisition Corporation, a Delaware corporation (“Merger Sub”), and Atmel Corporation, a Delaware corporation (the “Company”). Capitalized terms used in this Agreement and not defined where first used have the respective meanings ascribed to them in Section 8.3(e).

RECITALS

A. The respective Boards of Directors of the Company, Parent and Merger Sub have determined that the transactions described herein are in the best interests of their respective companies and stockholders and, accordingly, the Board of Directors of the Company and Parent have agreed to effect the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”), other than any shares of Company Common Stock owned by Parent or any direct or indirect subsidiary of Parent or held in the treasury of the Company, will be converted into the right to receive (i) $7.00 in cash and (ii) an amount of shares of Parent Common Stock (the “Parent Shares”) with $1.15 in value, subject to Section 2.1.

B. The Board of Directors of the Company (the “Company Board”) has determined that the Merger is advisable and fair to the Company and its stockholders (the “Company Stockholders”).

C. The Board of Directors of Parent (the “Parent Board”) has determined that the Merger is advisable and fair to Parent and its stockholders (the “Parent Stockholders”).

D. Concurrently with the execution and delivery of this Agreement by the Company, (a) the Company is terminating that certain Agreement and Plan of Merger, dated as of September 19, 2015, by and among Dialog Semiconductor plc, Avengers Acquisition Corporation and the Company (as amended, the “Dialog Merger Agreement”) in accordance with its terms and (b) the Company is paying to Dialog Semiconductor plc, pursuant to Section 7.5(b)(i) of the Dialog Merger Agreement, the termination fee of $137,300,000 in cash (the “Dialog Termination Fee”).

E. The Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, Company, Parent and Merger Sub, in consideration of the representations, warranties and covenants contained in this Agreement, agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. On the terms and subject to the satisfaction or, if permitted, waiver of the conditions set forth herein, and in accordance with the DGCL, Merger Sub will be merged with and into the Company at the Effective Time, and the separate corporate existence of Merger Sub will thereupon cease. Following the Effective Time, the Company will be the surviving company (the “Surviving Company”).

1.2 Closing.

(a) Except as set forth in Section 1.2(b), the closing of the Merger (the “Closing”) will take place at the offices of Jones Day, 1755 Embarcadero Road, Palo Alto, California, at 8:00 a.m. (California time), no later than the second Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as the Company and Parent may agree in writing. The earliest date on which the conditions specified in Sections 6.1, 6.2 and 6.3(d) have been satisfied (other than the condition specified in Section 6.2(b) insofar as such condition relates to the Company’s compliance with Section 5.4(e)(ii)) is the “Satisfaction Date.” The date on which the Closing actually takes place, as may be extended by Section 1.2(b), is referred to as the “Closing Date.”

(b) Notwithstanding Section 1.2(a) and any other provision of this Agreement to the contrary, if by operation of Section 1.2(a) the Closing Date would occur within the last 15 days of a calendar quarter (the “Deferral Quarter”), then Parent may elect in its sole discretion (no more than a single time), by written notice to the Company (the “Deferral Notice”), to defer the Closing to the first Business Day occurring immediately after the end of the Deferral Quarter. In the event of the delivery of a Deferral Notice or a Cooperation Request, the conditions set forth in Sections 6.2(a), 6.2(c) (insofar as such condition relates to Section 6.2(a)) and 6.2(d) shall be deemed to be fully satisfied from and after the Satisfaction Date through and including the Closing (if such conditions were satisfied at the Satisfaction Date), without regard to any change in circumstances or other events that may occur after the Satisfaction Date, and Parent shall be deemed to have irrevocably waived as of the Satisfaction Date all rights to assert such conditions.

1.3 Effective Time. On the terms and subject to the conditions set forth in this Agreement, (i) as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and the terms of this Agreement and (ii) as soon as practicable on or after the Closing Date, the parties shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware on the Closing Date, or at such subsequent date or time as the Company, Parent and Merger Sub agree and specify in the Certificate of Merger (the date and time the Merger becomes effective is hereinafter referred to as the “Effective Time”).

1.4 Effects of the Merger. The Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub will be vested in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Company all as provided in the DGCL.

1.5 Certificate of Incorporation and Bylaws. At the Effective Time, the Company Charter in effect immediately prior to the Effective Time shall be amended so as to read in its entirety as set forth on Exhibit A and, as so amended, shall be from and after the Effective Time the certificate of incorporation of the Surviving Company until amended in accordance with applicable Law. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company from and after the Effective Time, until amended in accordance with applicable Law. For the avoidance of doubt, the provisions of the Company Charter and Company Bylaws and any Contracts between a director, officer or employee of the Company and the Company in effect as of immediately prior to the Closing will govern the rights of all directors, officers and employees of the Company (including, without limitation, persons who were, at any time, directors, officers and employees of the Company prior to Closing), as applicable, and the obligations of the Company and the Surviving Company, in respect of claims for indemnification based in whole or in part on actions or failures to take action at or prior to the Closing, and neither the amendments thereto contemplated hereby or any amendments or modifications, if any, effected following the Closing will affect, in any manner, the rights of any directors, officers and employees, or the obligations of the Company, including the Surviving Company, thereunder relating to such actions or failures to take action.

1.6 Directors and Officers of the Surviving Company. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Company and (ii) the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Company.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY; EXCHANGE

OF CERTIFICATES AND PAYMENT

2.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any securities of the Company, Parent or Merger Sub:

(a) Merger Sub’s Capital Stock. Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company, subject to Section 2.1(b).

(b) Cancellation of Treasury Stock and Parent Owned Stock and Conversion of Subsidiary Owned Stock. (i) Each share of Company Common Stock that is owned by Parent immediately prior to the Effective Time and any Company Common Stock held in the treasury of the Company immediately prior to the Effective Time will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor and (ii) each share of Company Common Stock held by any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be converted into such number of shares of common stock of the Surviving Company such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Company immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(c) Conversion of Company Common Stock. Subject to Section 2.2(b) and Section 2.2(e), each issued and outstanding share of Company Common Stock, other than shares of Company Common Stock to be canceled or converted in accordance with Section 2.1(b) and Dissenting Shares to be treated in accordance with Section 2.4, will be converted into the right to receive:

(i) $7.00 in cash without interest (the “Cash Consideration”);

(ii) a fraction of a Parent Share (the “Stock Consideration”) equal to the lesser of (A) the quotient of (x) $1.15, divided by (y) the Average Parent Closing Price (the “Implied Exchange Ratio”) and (B) the quotient of 13,000,000 divided by the aggregate number of shares of Company Common Stock (other than shares of Company Common Stock to be canceled or converted in accordance with Section 2.1(b)) outstanding as of the Effective Time (the “Maximum Exchange Ratio”, and such fraction as determined under this Section 2.1(c)(ii), the “Exchange Ratio”); and

(iii) in the event that the Implied Exchange Ratio exceeds the Maximum Exchange Ratio, an amount of cash equal to (A) the Implied Exchange Ratio minus the Maximum Exchange Ratio, multiplied by (B) the Average Parent Closing Price (the “Supplemental Cash Consideration”).

(d) Cancellation of Shares of Company Common Stock. As of the Effective Time, all shares of Company Common Stock shall no longer be outstanding and will automatically be canceled and retired and shall cease to exist, and each holder of a certificate formerly representing any shares of Company Common Stock (a “Company Certificate”) or shares of Company Common Stock represented by book-entry (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, certain dividends or other distributions, if any, upon surrender or transfer of such Company Certificate or Book-Entry Shares, in each case, in accordance with this Article II, without interest.

2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, Parent will designate a U.S. bank or trust company reasonably acceptable to the Company to act as agent of Parent for purposes of, among other things, mailing and receiving transmittal letters, and distributing the Merger Consideration to the Company Stockholders (the “Exchange Agent”). At or substantially concurrently with the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of Company Common Stock, for payment and exchange in accordance with this Article II through the Exchange Agent, (i) a number of Parent Shares equal to the aggregate number of Parent Shares to be issued as Merger Consideration, and (ii) immediately available funds sufficient to pay the aggregate Cash Consideration, Supplemental Cash Consideration, and any cash payable in lieu of any fractional Parent Shares, in each case to be held by the Exchange Agent in trust for the benefit of the holders of the Company Common Stock (such Parent Shares, funds and any dividends or other distributions payable in accordance with Section 2.2(c) being hereinafter referred to as the “Exchange Fund”). No later than 10 Business Days prior to the Closing Date, Parent shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement.

(b) Exchange Procedures.

(i) Promptly, and in any event within 10 Business Days, after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Company Certificate or Book-Entry Share whose shares of Company Common Stock were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Company Certificates will pass, only upon proper delivery of the Company Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and such letter of transmittal will be in customary form and have such other provisions as Parent may reasonably specify consistent with this Agreement) and (B) instructions for use in effecting the surrender of the Company Certificates or, in the case of Book-Entry Shares, the transfer of such Book-Entry Shares in exchange for the Merger Consideration.

(ii) After the Effective Time, and reasonably promptly following surrender or transfer in accordance with this Article II of a Company Certificate or Book-Entry Shares for cancellation to the Exchange Agent, together with a letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Certificate or Book-Entry Shares will be entitled to receive in exchange therefor the Merger Consideration in the form of (A) the number of whole Parent Shares that such holder has the right to receive pursuant to the provisions of this Article II, after taking into account all the shares of Company Common Stock then held by such holder under all such Book-Entry Shares or Company Certificates so surrendered or transferred, and (B) a check or wire for the full amount of cash that such holder has the right to receive pursuant to the provisions of this Article II, including the Cash Consideration, Supplemental Cash Consideration, cash in lieu of fractional Parent Shares, and certain dividends or other distributions, if any, in accordance with Section 2.2(c), in each case less any required withholding of Taxes, and the Company Certificate or Book-Entry Shares so surrendered or transferred will forthwith be canceled, and Parent’s stock transfer books shall be updated accordingly. The Parent Shares shall be accepted into The Depository Trust Company (“DTC”) and issued in uncertificated book-entry form to such account as shall be specified in the completed letter of transmittal. If payment of the Merger Consideration (along with any cash in lieu of fractional Parent Shares as provided in Section 2.2(e) and any unpaid dividends and other distributions with respect to such Parent Shares as provided in Section 2.2(c)) is to be made to a person other than the person in whose name the surrendered Company Certificate or Book-Entry Shares so transferred is registered on the stock transfer books of the Company or the systems of DTC, as the case may be, it will be a condition of payment that (1) the Company Certificate so surrendered or the Book-Entry Shares so transferred will be endorsed properly or otherwise be in proper form for transfer, and (2) the person requesting such payment (x) will have paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Company Certificate surrendered or Book-Entry Shares so transferred or (y) will have established to the satisfaction of the Surviving Company and the Exchange Agent that such Taxes either have been paid or are not applicable. Until surrendered or transferred as contemplated by this Section 2.2(b), each Company Certificate and each Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender or transfer the Merger Consideration that the holder thereof has the right to receive in respect of such Company Certificate pursuant to the provisions of this Article II and certain dividends or other distributions, if any, in accordance with Section 2.2(c). No interest will be paid or will accrue on any Merger Consideration or unpaid dividends and other distributions, if any, payable to holders of Company Certificates or Book-Entry Shares pursuant to the provisions of this Article II.

(c) Dividends; Other Distributions. No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time will be paid to the holder of any Company Certificate or Book-Entry Shares that have not been surrendered or transferred with respect to the Parent Shares represented thereby and no cash payment in lieu of fractional Parent Shares will be paid to any such holder pursuant to Section 2.2(e), and all such dividends, other distributions and cash in lieu of fractional Parent Shares will be paid by Parent to the Exchange Agent and will be included in the Exchange Fund, in each case until the surrender or transfer of such Company Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable escheat or similar Laws, following surrender or transfer of any such Company Certificate or Book-Entry Share in accordance herewith, (A) there will be paid to the holder of whole Parent Shares issued in exchange therefor, without interest, in addition to all other amounts to which such holder is entitled under this Article II, (i) at the time of such surrender or transfer, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Shares and the amount of any cash payable in lieu of a fractional Parent Share to which such holder is entitled pursuant to Section 2.2(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or transfer and with a payment date subsequent to such surrender or transfer payable with respect to such whole Parent Shares and (B) Parent shall pay or cause the Surviving Company to pay all dividends or other distributions, in each case with a record date prior to the Effective Time, that have been declared or made by the Company with respect to the shares of Company Common Stock in accordance with the terms of this Agreement, but that have not been paid on such shares.

(d) No Further Ownership Rights in Company Common Stock. All Parent Shares issued and all Cash Consideration and Supplemental Cash Consideration paid upon the surrender or transfer for exchange of Company Certificates and Book-Entry Shares in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.2(c) and Section 2.2(e)) will be deemed to have been issued or paid, as the case may be, in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Company Certificates and such Book-Entry Shares, and there will be no further registration of transfers on the stock transfer books of the Surviving Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates or Book-Entry Shares are presented to Parent, the Surviving Company or the Exchange Agent for any reason, they will be canceled and exchanged as provided in this Article II.

(e) No Fractional Shares.

(i) No certificates, receipts or scrip representing fractional Parent Shares shall be issued upon the surrender or transfer for exchange of Company Certificates or Book-Entry Shares, no dividend or distribution of Parent will relate to such fractional Parent Shares and such fractional Parent Shares will not entitle the owner thereof to vote or to any rights of a Parent Stockholder.

(ii) Notwithstanding any other provision of this Agreement, each holder of Company Common Stock converted pursuant to the Merger who would otherwise be entitled to receive a fraction of a Parent Share (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) shall receive, in lieu thereof, from the Exchange Agent, a cash payment in United States dollars in lieu of such fractional Parent Share either (A) representing that holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent in one or more transactions of the aggregate of the fractional Parent Shares which would otherwise have been issued under this Article II (the “Excess Parent Shares”) or (B) cash in accordance with Section 2.2(e)(iii) below. The sale of the Excess Parent Shares shall be (A) executed on The NASDAQ Stock Market and (B) made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion. Until the net proceeds of such sale or sales have been distributed to the holders of Company Certificates or Book-Entry Shares in accordance with this Section 2.2, the Exchange Agent shall hold the net proceeds in trust (the “Exchange Trust”) for those holders. All commissions, fees, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with the sale of the Excess Parent Shares shall be paid by Parent and the Surviving Company. As soon as practicable after the determination of the amount of cash to be paid to holders of Company Certificates and Book-Entry Shares in lieu of fractional Parent Shares, the Exchange Agent shall make that amount available to those holders, without interest. The Exchange Agent shall determine the portion of the net proceeds to which each holder of Company Certificates or Book-Entry Shares shall be entitled by multiplying the aggregate amount of the net proceeds by a fraction of which (1) the numerator is the amount of the fractional Parent Shares to which such holder of Company Certificates or Book-Entry Shares is entitled (after taking into account all Company Certificates delivered by such holder) and (2) the denominator is the aggregate amount of fractional Parent Shares to which all holders of Company Certificates and Book-Entry Shares are entitled.

(iii) Notwithstanding the provisions of Section 2.2(e)(ii), Parent may elect, at its option exercised prior to the Effective Time, to pay to the Exchange Agent an amount in cash in United States dollars, to be deposited promptly following the Effective Time, sufficient for the Exchange Agent to pay each holder of Company Certificates or Book-Entry Shares an amount in cash equal to the product obtained by multiplying (A) the fraction of a Parent Share to which such holder would otherwise have been entitled by (B) the closing price for a Parent Share on the NASDAQ Stock Market on the first Business Day immediately following the Effective Time. In such event, all references in this Agreement to the net proceeds from the sale of the Excess Parent Shares and similar references shall be deemed to refer to the payments calculated in the manner set forth in this Section 2.2(e)(iii).

(f) Termination of Exchange Fund and Exchange Trust. Any portion of the Exchange Fund or the Exchange Trust that remains undistributed to the holders of the Company Certificates or Book-Entry Shares for one year after the Effective Time will be delivered to Parent, upon demand, and any holders of Company Certificates or Book-Entry Shares who have not theretofore complied with this Article II may thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof for payment of their claim for Merger Consideration and any dividends or distributions, if any, with respect to Parent Shares. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(g) No Liability. None of Parent, Merger Sub, the Surviving Company or the Exchange Agent will be liable to any person in respect of any Parent Shares, any dividends or distributions with respect thereto, any cash in lieu of fractional Parent Shares or any cash from the Exchange Fund or Exchange Trust, in each case, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Investment of Exchange Fund and Exchange Trust. The Exchange Agent will invest any cash in the Exchange Fund and Exchange Trust as directed by Parent; provided, however, that any investment of such cash will in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $25 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon will affect the amounts payable pursuant to this Agreement. Any interest and other income resulting from such investments will be paid to Parent. In the event that the Exchange Fund and Exchange Trust is insufficient to make the payments contemplated by this Article II,

Parent will, or will cause the Surviving Company, promptly to deposit additional funds with the Exchange Agent in an amount that is equal to the deficiency in the amount required to make such payment. The Exchange Fund and Exchange Trust will not be used for any purpose not expressly provided for in this Agreement.

(i) Lost Certificates. If any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such customary and reasonable amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Company Certificate, the Merger Consideration and, if applicable, any unpaid dividends and distributions on Parent Shares deliverable in respect thereof, due to such person pursuant to this Agreement.

2.3 Certain Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company or Parent shall occur as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the Exchange Ratio, and any other similarly dependent items, as the case may be, shall be equitably adjusted, without duplication, to provide the holders of Company Common Stock (or such rights that are convertible into shares of Company Common Stock) the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.3 shall be construed to permit either the Company or Parent to take any action with respect to its respective securities that is prohibited or not expressly permitted by the terms of this Agreement.

2.4 Appraisal Rights. Notwithstanding any provision of this Agreement to the contrary, including Section 2.1(c), shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 2.1(b)) and held by a record holder or beneficial owner who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is statutorily entitled to exercise appraisal rights and who duly complies with all provisions of Section 262 of the DGCL concerning the right of holders of shares of Company Common Stock to dissent from the Merger and seek appraisal of their shares of Company Common Stock (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenters’ rights under the DGCL with respect to such shares of Company Common Stock) will not be converted into a right to receive the Merger Consideration, but instead will be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s appraisal rights pursuant to Section 262 of the DGCL or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock will be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.1(c), without interest thereon and less any required withholding taxes, upon surrender or transfer of such Company Certificate or Book-Entry Shares formerly representing such shares of Company Common Stock in the manner provided in Section 2.2(b). Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned prior to the Effective Time, then the right of any stockholder of the Company to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL will be null and void. The Company will provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relates to such demand, and Parent will have the opportunity and right to direct and control all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent or to the extent required by Law, the Company will not make any payment with respect to, or settle or agree or offer to settle, any such demands.

2.5 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

2.6 Withholding Rights. The Surviving Company, Parent or the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate taxing authority by the Surviving Company, Parent or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Surviving Company, Parent or the Exchange Agent, as the case may be. The Surviving Company, Parent or the Exchange Agent, as the case may be, shall pay, or shall cause to be paid, all amounts so withheld to the appropriate taxing authority within the period required under applicable Tax Law. In the case of any proposed withholding under Section 1445 of the Code, Parent shall use commercially reasonable efforts to provide to the Company written notice of such proposed withholding at least 14 Business Days prior to the Closing in order to allow the Company to deliver to Parent appropriate certifications exempting payment of the Merger Consideration from withholding under Section 1445 of the Code.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed prior to the date of this Agreement (excluding any disclosures set forth in any such Company SEC Document under the headings “Forward Looking Statements,” “Safe Harbor Statement,” “Risk Factors” or any similar section or any disclosures therein that are predictive, cautionary or forward-looking in nature, in each case, other than any specific factual information contained therein) or (ii) as disclosed in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in the Company Disclosure Schedule relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is readily apparent on the face of such disclosure that such disclosure also relates to such other Sections or subsections), the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Organization, Good Standing and Qualification.

(a) The Company and each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing or is subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) under the Laws of the jurisdiction of its organization, (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (iii) is qualified to do business and is in good standing or subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) as a foreign corporation or other legal entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification, except in each case where (x) the failure of any of the Subsidiaries of the Company to be so organized, existing, qualified or in good standing or to have such power or authority or (y) the failure of the Company to be so qualified, be in good standing as a foreign corporation or have such authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Parent complete and correct copies of the Company Charter and Company Bylaws, each as amended through the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement. The Company has not taken any action in breach or violation of any of the provisions of the Company Charter and Company Bylaws, and each Subsidiary of the Company is not in breach or violation of any of the material provisions of their respective certificates of incorporation, bylaws or comparable governing documents, except, in the case of a Subsidiary of the Company, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) A complete and accurate list of all of the Subsidiaries of the Company, together with the jurisdiction of incorporation of each Subsidiary, is listed in Section 3.1(c) of the Company Disclosure Schedule. The Company does not own, directly or indirectly, any capital stock of, or other equity, voting or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, voting or similar interest in, any Person, other than the Subsidiaries or other entities listed in Section 3.1(c) of the Company Disclosure Schedule and excluding securities in any publicly traded company held for investment by the Company and comprising less than one percent (1%) of the outstanding stock of such company.

3.2 Capital Structure.

(a) The authorized capital stock of the Company consists of (i) 1,600,000,000 shares of Company Common Stock, of which 421,310,142 shares were issued and outstanding as of December 31, 2015 and (ii) 5,000,000 shares of Company Preferred Stock, par value $0.001, none of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock have been, and the shares of Company Common Stock which may be issued pursuant to the exercise of Company Stock Options or purchase rights under the Company ESPP, or the vesting of Company Units, will be, when issued in accordance with the terms of the Company Stock Plans and Company ESPP, duly authorized and validly issued and are fully paid and nonassessable. As of December 31, 2015, the Company did not hold any Company Common Stock as treasury shares. As of December 31, 2015, an aggregate of 17,854,352 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, of which (A) 2,384,945 shares of Company Common Stock are issuable upon the exercise of outstanding Company Stock Options and (B) 15,469,407 shares of Company Common Stock were underlying outstanding Company Units. As of December 31, 2015, an aggregate of 17,303,020 shares of Company Common Stock were reserved for issuance under the Company ESPP.

(b) Except as described in this Section 3.2 and except for changes resulting from the exercise of Company Stock Options or purchase rights under the Company ESPP, or the vesting and settlement of Company Units, in each case outstanding as of November 30, 2015 or issued hereunder as permitted pursuant to Section 5.1(d), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the capital stock of the Company, (ii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company, or (iii) other commitments or agreements providing for the issuance of additional shares of capital stock of the Company, the sale of treasury shares or for the repurchase or redemption of shares of the capital stock of the Company or any other agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its capital stock.

(c) The outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. The Company or one or more of its direct or indirect wholly owned Subsidiaries owns of record and beneficially all the issued and outstanding shares of capital stock of such Subsidiaries (other than directors’ qualifying shares or equivalents required to be issued to local employees or nationals as is listed in Section 3.2(c) of the Company Disclosure Schedule) free and clear of any Liens. Except as described in this Section 3.2, there are no outstanding options, warrants, rights or other securities exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of such Subsidiaries’ capital stock or any other agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

(d) Except for awards to acquire or receive shares of Company Common Stock under a Company Stock Plan or the Company ESPP, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(f) There are no stockholder rights plans (or similar plans containing any aspects commonly referred to as a “poison pill”) under which the Company or its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

3.3 Corporate Authority; Approvals; Fairness Opinion.

(a) The Company has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and, subject to the Company Stockholder Approval, perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board has, by resolutions duly adopted:

(i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and are fair to and in the best interests of the Company and the stockholders of the Company;

(ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and

(iii) subject to the terms hereof, including Section 5.3, recommended to the Company Stockholders that they adopt this Agreement (the foregoing recommendations in clauses (i) through (iii) of this Section 3.3(b), collectively, the “Company Recommendation”), which resolutions have not been rescinded, modified or withdrawn, except after the date of this Agreement as permitted by this Agreement, including Section 5.3. Except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby.

(c) The Company Board has received the opinion of Qatalyst Partners LP (the “Company Financial Advisor”) to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by the holders of Company Common Stock, other than Parent or any affiliate of Parent, pursuant to this Agreement is fair from a financial point of view to such holders, and as promptly as practicable a copy of such opinion will be provided by the Company to Parent, solely for informational purposes, following the date of this Agreement.

3.4 Governmental Filings; No Violations.

(a) Except for (i) compliance with, and filings under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder (the “HSR Act”) and any other applicable Antitrust Laws, (ii) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the SEC of the Proxy Statement/Prospectus and a registration statement on Form S-4 and the declaration by the SEC of the effectiveness of the Form S-4, and any other federal securities laws, (iii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) compliance with the applicable requirements of The NASDAQ Stock Market, (vi) compliance with, and notices under, the International Traffic in Arms Regulations and other export regulations, and (vii) compliance with, and filings under, the Laws applicable to approval of an investment by the French Ministère de l’Economie, de l’Industrie et du Numérique (the “French Ministry of the Economy”) under Articles L.151-3 and R.153-1 et seq. of the French Monetary and Financial Code in respect of foreign investment controls (the “French Foreign Investment Laws”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory body, commission, agency, court, instrumentality, authority or other legislative, executive or judicial entity (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Merger, except those that the failure to make or obtain, as the case may be, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the Company Charter or Company Bylaws, (ii) a breach or violation of any Law or Order applicable to the Company or any of its Subsidiaries, (iii) with or without notice, lapse of time or both, a breach or violation of, a cancellation, termination (or right of termination), acceleration of the maturity or performances of (or right of acceleration), or default under, or the creation of a Lien (other than a Permitted Lien) on any of the assets of the Company or any of its Subsidiaries pursuant to any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties is bound or affected; except in the case of the preceding clauses (ii) or (iii), any such items that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.5 SEC Filings.

(a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by it on or after January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”; together with any of the foregoing filed with or furnished to the SEC by the Company after the date of this Agreement and prior to the Effective Time, the “Company Filings”).

(b) No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any material to, the SEC.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company Filing filed pursuant to the Exchange Act (i) was, and each Company Filing filed subsequent to the date of this Agreement will be, prepared in accordance with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, and (ii) did not, and each Company Filing filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) With respect to each report on Form 10-K and each quarterly report on Form 10-Q included in the Company Filings, the chief executive officer and chief financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC.

(f) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC to the individuals responsible for the preparation of the Company Filings to allow timely decisions regarding required disclosure and to make certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act. The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.6 Financial Statements; Liabilities.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company Filings (i) fairly present in all material respects, in each case in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and (ii) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing.

(b) There are no liabilities or obligations of the Company or any of its Subsidiaries of the type required to be disclosed or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP, other than: (i) liabilities or obligations disclosed and provided for in the Company’s unaudited consolidated balance sheet as at September 30, 2015 (the “Company Balance Sheet”) or in the notes thereto, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice in all material respects since September 30, 2015 (the “Company Balance Sheet Date”) or arising or incurred in connection with or contemplated by this Agreement, and (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2014, there has been no change in the Company’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Company’s financial statements, except as described in the Company Filings or except as may be required or permitted by any Governmental Entity. The reserves reflected in Company’s financial statements are in accordance with GAAP and have been calculated in a consistent manner.

(d) To the Knowledge of the Company, since January 1, 2014, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has, since January 1, 2014, received written notice of any substantive complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any current director or executive officer of the Company.

(f) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, auditor, accountant, consultant or authorized representative of the Company or any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

3.7 Absence of Certain Changes.

(a) Since the Company Balance Sheet Date through the date of this Agreement, except for events giving rise to, or contemplated by, this Agreement or the Dialog Merger Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and neither the Company nor any of its Subsidiaries have taken any action that would be prohibited by Section 5.1(b), 5.1(e), 5.1(f), 5.1(g), 5.1(h), 5.1(j), 5.1(l), 5.1(m), 5.1(o), 5.1(p) or, to the extent related to any of the foregoing clauses, 5.1(q), in each case without giving effect to the Enhanced Covenants.

(b) Since the Company Balance Sheet Date through the date of this Agreement, there has not been any development, fact, change, event, effect, occurrence or circumstance that has had and continues to have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.8 Compliance with Law.

(a) The Company and each of its Subsidiaries are, and at all times since January 1, 2014 have been, in compliance with Law applicable to the Company or such Subsidiary, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity outstanding against the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 3.8(a) does not relate to employee benefits matters, environmental matters, Tax matters or intellectual property rights matters that are the subjects of independent representations set forth in Sections 3.10, 3.11, 3.12 and 3.14, respectively.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries hold all material governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries as currently conducted (the “Company Permits”), (ii) the Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits, and since January 1, 2014, there has occurred no material violation of, material default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any Company Permit, and (iii) there is no event that has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Company Permit.

(c) The Company and each of its Subsidiaries are, and have at all times since January 1, 2014, been in compliance in all material respects with applicable United States and foreign export control laws and regulations, including, without limitation, the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by OFAC. Without limiting the foregoing, there are no pending or, to the Knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against the Company or any of its Subsidiaries with respect to export activity or export licenses, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Since January 1, 2014, neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, no director, officer, agent, employee or other Person acting at the direction of the Company or any of its Subsidiaries has, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977 or any rules or regulations thereunder, the United Kingdom Bribery Act of 2010, Organization of Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any similar anti-corruption or anti-bribery Laws applicable to the Company or its Subsidiaries (collectively, “Anti-Corruption Laws”), used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2014, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other entity under their control have conducted an internal investigation, or been informally or formally investigated, charged, or prosecuted, for conduct related to applicable Anti-Corruption Laws. The Company has established internal controls and procedures reasonably sufficient to ensure material compliance with applicable Anti-Corruption Laws.

3.9 Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no actions, suits or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any judgments, Orders or decrees, except for those judgments, Orders or decrees that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

3.10 Employee Benefits.

(a) Section 3.10(a) of the Company Disclosure Schedule lists all material Company Benefit Plans.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, and in each case the regulations thereunder;

(ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and no events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan;

(iii) neither the Company nor any Company ERISA Affiliate has in the past six years (x) maintained a Company Benefit Plan that was subject to Section 412 of the Code or Title IV of ERISA or had

any liability with respect to such plan or (y) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) that is subject to ERISA;

(iv) no Company Benefit Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, or is funded through a “welfare benefit fund” as defined in Section 419(e) of the Code or a supplemental unemployment benefit plan within the meaning of Section 501(c)(17) of the Code;

(v) with respect to each Company Foreign Benefit Plan that is required by Law to be funded and/or book-reserved, such Company Foreign Benefit Plan is funded and/or book reserved in all material respects, as appropriate, based upon reasonable actuarial assumptions;

(vi) no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) severance benefits that do not exceed three years following termination of employment or (C) group life and disability insurance policies made available to current workers;

(vii) all contributions or other amounts payable by the Company or its Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or the prior six plan years have been paid or accrued in accordance with GAAP;

(viii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in liability to the Company or any Company ERISA Affiliate; and

(ix) there are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto which would individually or in the aggregate reasonably be expected to result in any liability of the Company or any of its Subsidiaries.

(c) Other than as set forth in Section 3.10(c) of the Company Disclosure Schedule, no Company Benefit Plan or Company Stock Plan exists that would (i) result in the payment to any current Company Employee of any compensation becoming due, or accelerate the time of payment or vesting of compensation, or increase the compensation owed to any current Company Employee or (ii) give rise to the payment of any “parachute payment” under Section 280G of the Code, in any case as a result of the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or in connection with any other event).

3.11 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and at all times since January 1, 2014 have been, in compliance with all applicable Environmental Laws, (ii) none of the properties currently or, to the Company’s Knowledge, formerly owned, leased or operated by the Company or any of its Subsidiaries contains any Hazardous Materials in amounts exceeding the levels allowed or otherwise permitted by applicable Environmental Laws, (iii) since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written notices, demand letters, citations, summons, complaints or requests for information from any federal, state, local or foreign Governmental Entity or other Person, and no proceeding or investigation is pending, or to the Company’s Knowledge threatened, indicating or alleging that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law, (iv) there have been no Releases of any Hazardous Material at, onto, or from any properties presently or, to the Company’s Knowledge, formerly owned, leased or operated (during or resulting or arising from the time such former properties were owned, leased, or operated) by the Company or any of its Subsidiaries or at any property or facility to which the

Company or its Subsidiaries have sent waste, and (v) neither the Company, its Subsidiaries nor any of their respective properties are subject to any pending, or to the Company’s Knowledge threatened, liability, suit, settlement, Order, regulatory requirement, judgment, notice of violation or written claim asserted or arising under or relating to any Environmental Law. Neither the Company nor any of its Subsidiaries owns, leases or operates any real property in New Jersey or Connecticut, and the consummation of the transactions contemplated hereby requires no filings or notifications to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act or the Connecticut Property Transfer Law (Sections 22a-134 through 22a-134e of the Connecticut General Statutes). It is agreed and understood that no representation or warranty is made with respect to the Company or its Subsidiaries in respect of environmental matters in any Section of this Agreement other than Sections 3.4, 3.5, 3.6, 3.7, 3.8(b), 3.17, 3.19 and this Section 3.11.

3.12 Taxes. Except in the case of clauses (i), (ii), (viii) or (ix) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) each of the Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them (whether or not shown on any Tax Return), except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP, (iii) there are not pending any audits, examinations, investigations or other proceedings in respect of material Taxes owed or claimed to be owed by the Company or any of its Subsidiaries, (iv) there are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens, (v) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported to be governed, in whole or in part, by Section 355(a) or 361 of the Code (or any similar provision of state, local or foreign Law), (vi) no Person has granted any extension or waiver of the statute of limitations period applicable to any material Tax of the Company or any of its Subsidiaries, which period (after giving effect to said extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision of Law) that has been entered into by the Company or any of its Subsidiaries, (vii) neither the Company nor any of its Subsidiaries has ever entered into any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a) (other than transactions for which Form 8886 was filed with the Company’s Tax Returns), (viii) the Company and each of its Subsidiaries have timely withheld and timely remitted to the appropriate taxing authority all Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and (ix) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of applicable Law), or as a transferee or successor.

3.13 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any material collective bargaining Contract with any labor organization, works council, trade union or other employee representative with respect to employees based in the United States. To the Knowledge of the Company, there are no (and since January 1, 2014 there has not been any) ongoing or threatened union organization or decertification activities or proceedings relating to any employees of the Company or any of its Subsidiaries, and as of the date of this Agreement no demand for recognition as the exclusive bargaining representative of any employees is pending by or on behalf of any labor organization, works council, trade union or other employee representative. There is no pending or, to the Knowledge of the Company, threatened strike, lockout, work stoppage or other material labor disputes against or involving the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no unfair labor practice charges pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with all applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, other than instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.14 Intellectual Property. Section 3.14(a) of the Company Disclosure Schedule contains a list of all Company Inbound Licenses, other than Patent cross-licenses, that are material to the business of the Company and its Subsidiaries, taken as a whole, other than shrink-wrap or similar off-the-shelf software licenses. Section 3.14(b) of the Company Disclosure Schedule contains a list of all Company Outbound Licenses, other than Patent cross-licenses, that are material to the business of the Company and its Subsidiaries, taken as a whole. Section 3.14(c) of the Company Disclosure Schedule contains a list of all Patent cross-licenses of the Company or its Subsidiaries that contain any ongoing rights or obligations. All material Company-Owned IP is owned by the Company or one or more of its Affiliates free and clear of all material Liens (excluding Company Customer Contracts or other non-exclusive licenses entered into in the ordinary course of business), and to the Knowledge of the Company, is freely transferable, licensable and alienable. To the Knowledge of the Company, neither the business of the Company as it is currently conducted, nor that of its Subsidiaries, infringes, misappropriates or otherwise makes unauthorized use of any Intellectual Property of any Person in any material way or in a manner that would create a material liability for the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement and since January 1, 2014, neither the Company nor any of its Subsidiaries has received a written communication from any third party asserting that the Company is or will be obligated to take a license under any Intellectual Property owned by any third party in order to continue to conduct its business as currently conducted or claiming that the Company’s or any of its Subsidiaries’ business(es) as is currently conducted infringes, misappropriates or otherwise makes unauthorized use of any Intellectual Property of any Person. The Company has taken commercially reasonable actions in accordance with normal industry practice to create, protect, enforce, maintain and preserve the Company-Owned IP. Neither the Company nor any of its Subsidiaries is in material breach of any Company Inbound License or Company Outbound License that is material to the business of the Company and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated by this Agreement will not cause the Company or any of its Subsidiaries to be in breach of any Company Inbound License or Company Outbound License that is material to the business of the Company or its Subsidiaries, taken as a whole, or otherwise result in a loss of any rights with respect to, or additional restrictions on the use of, any Company-Owned IP. To the Knowledge of the Company, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will not, after consummation of the Merger, result in Parent or any of its Subsidiaries or Affiliates being required, in accordance with the terms of any Company Outbound License pursuant to which the Company has granted a license to use any Patents owned by the Company or a covenant not to sue or other substantial right of use with respect to any Patents owned by the Company, to grant any third party any rights or licenses to any of Parent’s or any of its Subsidiaries’ or Affiliates’ Patents (except with respect to the Company-Owned IP), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.15 Insurance. Each of the material insurance policies and material self-insurance programs and arrangements relating to the current conduct of the business of the Company and its Subsidiaries as of the date of this Agreement (the “Company Insurance Arrangements”) is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all premiums due and payable under such Company Insurance Arrangements have been paid when due and (b) the Company and its Subsidiaries are otherwise in material compliance with the terms thereof.

3.16 Properties.

(a) Except (i) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) for Permitted Liens, the Company and its Subsidiaries have good title to, or valid leasehold or sublease interests in (or other comparable contract rights in or relating to), all tangible properties and assets reflected on the Company Balance Sheet or acquired after the Company

Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as conducted as of the date hereof, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens (other than Permitted Liens), except for conditions or defects in title or Liens that in the aggregate would not be reasonably likely to result in a Company Material Adverse Effect.

(b) Section 3.16(b) of the Company Disclosure Schedule contains a list of all real property owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Company Owned Real Property”) that is material to the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and fee simple title to all Company Owned Real Property, free and clear of all Liens other than Permitted Liens.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license requiring annual payments in excess of $100,000 (each, a “Company Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is, to the Company’s Knowledge, valid and in full force and effect, (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Company Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Lease, and (iii) neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Lease.

3.17 Material Contracts.

(a) As used herein, “Company Material Contracts” will mean this Agreement, all Contracts filed or required to be filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2014 (the “2014 Company 10-K”) or filed as exhibits to the Company SEC Documents that were filed after the 2014 Company 10-K and that are available as of the date of this Agreement, and the following additional Contracts to which the Company or any of its Subsidiaries is a party or bound (but in all cases excluding any (w) Company Benefit Plan, (x) Contract related thereto, (y) Company Inbound License or Company Outbound License and (z) Company Lease):

(i) Contracts required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) Contracts requiring the performance of services or delivery of goods, products or developmental, consulting or other services by the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, and as to which any Company Major Customer or Governmental Entity is a counterparty, excluding purchase orders issued in the ordinary course of business for which no master Contract is maintained or effective;

(iii) Contracts requiring the performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, that are material to the Company and its Subsidiaries, taken as a whole, and as to which any Company Major Supplier is a counterparty, excluding purchase orders issued in the ordinary course of business for which no master Contract is maintained or effective;

(iv) each Contract that (A) grants any exclusive rights to any third party, including any exclusive supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company-Owned IP, or (C) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any third party, except in the case of each of clauses (A), (B), and (C) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(v) notes, debentures, bonds, conditional sale or equipment trust agreements, letter of credit agreements, loan agreements or other contracts or commitments for the borrowing or lending of money (including loans to or from officers, directors, Company Stockholders or any members of their immediate families), or agreements or arrangements for a line of credit, except for any such agreement (A) with an aggregate outstanding principal amount not exceeding $5,000,000 or (B) between or among any of the Company and any of its Subsidiaries; or guarantees, pledges or undertakings of the indebtedness for borrowed money of any other Person, except for any such agreement (x) with potential liability thereunder not exceeding $5,000,000 or (y) between or among any of the Company and any of its Subsidiaries;

(vi) Contracts for any capital expenditure in excess of $5,000,000;

(vii) Contracts pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Liens;

(viii) Contracts under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $1,000,000, except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business;

(ix) Contracts entered into since January 1, 2014 in connection with the settlement or other resolution of any action or proceeding under which the Company or any of its Subsidiaries have any continuing obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole, or that involved payment by the Company or any of its Subsidiaries of more than $5,000,000; and

(x) Contracts limiting or restraining the Company or any of its Subsidiaries from engaging or competing in any lines of business with any Person (other than Contracts entered into in the ordinary course of business that do not, and would not reasonably be expected to, materially impair the operation of the Company’s business as currently operated and currently contemplated to be operated, and other than distribution or sales representative arrangements for specific geographic areas that the Company enters into the ordinary course of business);

other than, in each of the foregoing clauses (i) through (x), the Company Fee Letter and Contracts that are purchase orders (or other similar Contracts relating primarily to quantity, price or similar terms) entered into in the ordinary course of business for which no master Contract is maintained or effective.

(b) Section 3.17(b) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of all Company Material Contracts to which the Company or any of its Subsidiaries is a party or bound as of the date of this Agreement and not otherwise disclosed in the Company SEC Documents. The Company has posted in the Company Data Room a true and complete copy of each such Company Material Contract.

(c) Neither the Company nor any Subsidiary of the Company is in breach of or default under (nor to the Knowledge of the Company does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) the terms of any Company Material Contract, where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or in default under the terms of any such Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect.

3.18 Customers and Suppliers. Section 3.18(a) of the Company Disclosure Schedule lists the five largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended September 30, 2015) (each, a “Company Major Customer”). Section 3.18(b) of the Company Disclosure Schedule lists the five largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended September 30, 2015) (each, a “Company Major Supplier”). Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company has not received, as of the date of this Agreement, any written notice from any Company Major Customer or Company Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries.

3.19 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference (i) in the registration statement on Form S-4 or other applicable form to be filed with the SEC by Parent in connection with the Parent Shares to be issued in the Merger (together with any amendments or supplements thereto, the “Form S-4”), at the time the Form S-4 becomes effective under the Securities Act or the Exchange Act, as applicable, or at the Effective Time, or (ii) in the Proxy Statement/Prospectus, at the date it is first published or, as applicable, mailed to the Company Stockholders or at the time of the Company Stockholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

3.20 Brokers and Finders. Except for the Company Financial Advisor, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who is entitled to any fee or any commission in connection with or upon consummation of the Merger or the other transactions contemplated by this Agreement. The Company has made available to Parent a summary of the material terms of its fee arrangement with the Company Financial Advisor (the “Company Fee Letter”).

3.21 Interested Stockholder. None of the Company or its Affiliates (a) beneficially owns any Parent Shares, (b) has any plans or arrangements relating to the voting or ownership of shares with any holder of Parent Shares, (c) has been, is or will be, including following the consummation of the Merger, an “interested stockholder” as defined in Section 203 of the DGCL, or (d) has taken, or authorized or permitted to be taken, any action that would reasonably be expected to cause any of them to be deemed to be such an interested stockholder.

3.22 Voting Requirement. Assuming the accuracy of the representations and warranties set forth in Section 4.14, the affirmative vote in favor of the adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve or adopt this Agreement, the Merger and the transactions contemplated by this Agreement (collectively, the “Company Stockholder Approval”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as disclosed in the Parent SEC Documents filed prior to the date of this Agreement (excluding any disclosures set forth in any such Parent SEC Documents under the headings “Risk Factors” or any similar section or any disclosures therein that are predictive, cautionary or forward-looking in nature, in each case, other than any specific factual information contained therein) or (ii) as disclosed in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in the Parent Disclosure Schedule relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is readily apparent on the face of such disclosure that such disclosure also relates to such other Sections or subsections), each of Parent and Merger Sub represents and warrants to the Company as follows:

4.1 Organization, Good Standing and Qualification.

(a) Each of Parent and Merger Sub and each other Subsidiary of Parent (i) is duly organized, validly existing and in good standing or is subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) under the Laws of the jurisdiction of its organization, (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (iii) is qualified to do business and is in good standing or subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) as a foreign corporation or other legal entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification, except in each case where (x) the failure of any of the Subsidiaries of Parent to be so organized, existing, qualified or in good standing or to have such power or authority or (y) the failure of Parent or Merger Sub to be so qualified, be in good standing as a foreign corporation or have such authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has made available to the Company complete and correct copies of the Parent Charter, the Parent Bylaws, the certificate of incorporation of Merger Sub and bylaws of Merger Sub, each as amended through the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement. Parent and Merger Sub have not taken any action in breach or violation of any of the provisions of the Parent Charter, Parent Bylaws, certificate of incorporation of Merger Sub and bylaws of Merger Sub, and each Subsidiary of Parent is not in breach or violation of any of the material provisions of their respective certificates of incorporation, bylaws or comparable governing documents, except, in the case of a Subsidiary of Parent, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Capital Structure.

(a) The authorized capital stock of Parent consists of (i) 450,000,000 shares of Parent Common Stock, of which 203,498,524 shares were issued and outstanding as of December 31, 2015 and (ii) 5,000,000 shares of Parent Preferred Stock, par value $0.001, none of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. As of December 31, 2015, Parent held 23,918,265 Parent Common Stock as treasury shares. As of September 30, 2015, an aggregate of 5,338,125 shares of Parent Common Stock were reserved for issuance under Parent’s 2001 Employee Stock Purchase Plan, as amended, and Parent’s International Employee Stock Purchase Plan, as amended, and an aggregate of 16,338,701 shares of Parent Common Stock were reserved for issuance under all other Parent equity plans, of which (A) 976,962 shares of Parent Common Stock are issuable upon the exercise of outstanding Parent Stock Options and (B) 6,353,195 shares of Parent Common Stock were underlying outstanding Parent RSUs and other types of awards.

(b) Except as described in this Section 4.2 and except for changes since December 31, 2015 resulting from the exercise of Parent Stock Options and settlement of Parent RSUs outstanding on such date or the grant of stock-based compensation to directors or employees, as of the date hereof, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the capital stock of Parent, (ii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of Parent, or (iii) other commitments or agreements providing for the issuance of additional shares of capital stock of Parent, the sale of treasury shares or for the repurchase or redemption of shares of the capital stock of Parent or any other agreements of any kind which may obligate Parent to issue, purchase, redeem or otherwise acquire any of its capital stock.

(c) The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, all of which are validly issued and outstanding. All of the issued and outstanding shares of common stock of Merger Sub are, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the transactions contemplated hereby.

(d) None of Parent or Merger Sub owns, or, prior to the Effective Time, will own, beneficially or of record, any shares of capital stock of the Company.

(e) The Parent Shares issuable in accordance with this Agreement, including, but not limited to, Article II and Section 5.15 of this Agreement, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, free of any Liens, and issued in compliance with all applicable securities Laws. The issuance of such Parent Shares will not be subject to any preemptive or similar rights and will not violate the organizational documents of Parent or any material Contract to which Parent, Merger Sub or any of Parent’s Subsidiaries is a party or by which Parent, Merger Sub or any of Parent’s Subsidiaries or any of their respective properties is bound.

4.3 Corporate Authority; Approvals.

(a) Each of Parent and Merger Sub has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Parent Board has unanimously, by resolutions duly adopted:

(i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and are fair to and in the best interests of Parent and the Parent Stockholders; and

(ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

(c) No vote of any holders of any class or series of Parent’s capital stock is necessary to approve or adopt this Agreement, the Merger or the transactions contemplated hereby.

4.4 Governmental Filings; No Violations.

(a) Except for (i) compliance with, and filings under, the HSR Act, any other applicable Antitrust Laws, (ii) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the SEC of the Proxy Statement/Prospectus and a registration statement on Form S-4 and the declaration by the SEC of the effectiveness of the Form S-4, and any other federal securities laws, (iii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) compliance, filings with and approvals of The NASDAQ Stock Market to permit the Parent Shares that are to be issued in the Merger to be listed on The NASDAQ Stock Market, and (vi) compliance with, and filings under, the French Foreign Investment Laws, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals or authorizations required to be obtained by either Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by each of Parent and Merger Sub or the consummation of the Merger, except those that the failure to make or obtain, as the case may be, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the Parent Charter, (ii) a breach or violation of any Law or Order applicable to Parent, Merger Sub or any of their respective Subsidiaries, or (iii) with or without notice, lapse of time or both, a breach or violation of, a cancellation, termination (or right of termination), acceleration of the maturity or performances of (or right of acceleration), or default under, or the creation of a Lien (other than a Permitted Lien) on any of the assets of Parent, Merger Sub or any of Parent’s Subsidiaries pursuant to any Contract to which Parent, Merger Sub or any of Parent’s Subsidiaries is a party or by which Parent, Merger Sub or any of Parent’s Subsidiaries or any of their respective properties is bound or affected; except in the case of the preceding clauses (ii) or (iii), any such items that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5 Parent Filings.

(a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by it on or after January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”; together with any of the foregoing filed with or furnished to the SEC by Parent after the date of this Agreement and prior to the Effective Time, the “Parent Filings”).

(b) No Subsidiary of Parent is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any material to, the SEC.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Parent Filing filed pursuant to the Exchange Act (i) was, and each Parent Filing filed subsequent to the date of this Agreement will be, prepared in accordance with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, and (ii) did not, and each Parent Filing filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Parent Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) With respect to each report on Form 10-K and each quarterly report on Form 10-Q included in the Parent Filings, the chief executive officer and chief financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC.

(f) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by Parent is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC to the individuals responsible for the preparation of the Parent Filings to allow timely decisions regarding required disclosure and to make certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act. Parent maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

4.6 Financial Statements; Liabilities.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in the Parent Filings (i) fairly present in all material respects, in each case in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and (ii) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing.

(b) There are no liabilities or obligations of Parent or any of its Subsidiaries of the type required to be disclosed or reserved against in the consolidated balance sheet of Parent and its consolidated Subsidiaries prepared in accordance with GAAP, other than: (i) liabilities or obligations disclosed and provided for in Parent’s unaudited consolidated balance sheet as at September 30, 2015 (the “Parent Balance Sheet”) or in the notes thereto, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice in all material respects since September 30, 2015 (the “Parent Balance Sheet Date”) or arising or incurred in connection with or contemplated by this Agreement, and (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Since January 1, 2014, there has been no change in Parent’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to Parent’s financial statements, except as described in the Parent Filings or except as may be required or permitted by any Governmental Entity. The reserves reflected in the Parent’s financial statements are in accordance with GAAP and have been calculated in a consistent manner.

(d) To the Knowledge of Parent, since January 1, 2014, neither Parent nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent, (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, auditor, accountant, consultant or representative of Parent or any of its Subsidiaries has, since January 1, 2014, received written notice of any substantive complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No current or former attorney representing Parent or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any current director or executive officer of Parent.

(f) To the Knowledge of the Parent, no employee of Parent or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, auditor, accountant, consultant or authorized representative of Parent or any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

4.7 Absence of Certain Changes.

(a) Since the Parent Balance Sheet Date through the date of this Agreement, except as for events giving rise to, or contemplated by, this Agreement, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business.

(b) Since the Parent Balance Sheet Date through the date of this Agreement, there has not been any development, fact, change, event, effect, occurrence or circumstance that has had and continues to have or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.8 Compliance with Law.

(a) Parent and each of its Subsidiaries are, and at all times since January 1, 2014 have been, in compliance with Law applicable to Parent or such Subsidiary, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity outstanding against Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. This Section 4.8 does not relate to intellectual property rights matters that are the subjects of independent representations set forth in Section 4.10.

(b) Parent and each of its Subsidiaries are, and at all times since January 1, 2014 have been, in compliance in all material respects with applicable United States and foreign export control laws and regulations, including, without limitation, the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by OFAC. Without limiting the foregoing, there are no pending or, to the Knowledge of Parent, threatened claims or investigations by any Governmental Entity of potential violations against Parent or any of its Subsidiaries with respect to export activity or export licenses, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Since January 1, 2014, neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, no director, officer, agent, employee or other Person acting at the direction of Parent or any of its Subsidiaries has, directly or indirectly, taken any action which would cause it to be in violation of any Anti-Corruption Laws, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2014, neither Parent, nor any of its Subsidiaries, nor, to the Knowledge of Parent, any other entity under their control have conducted an internal investigation, or been informally or formally investigated, charged, or prosecuted, for conduct related to applicable Anti-Corruption Laws. Parent has established internal controls and procedures reasonably sufficient to ensure material compliance with applicable Anti-Corruption Laws.

4.9 Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no actions, suits or proceedings pending or, to the Knowledge of

Parent, threatened against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any judgments, Orders or decrees, except for those judgments, Orders or decrees that would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.10 Intellectual Property. To the Knowledge of Parent, neither the business of Parent as it is currently conducted, nor that of its Subsidiaries, infringes, misappropriates or otherwise makes unauthorized use of any Intellectual Property of any Person, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.11 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference (i) in the Form S-4 at the time the Form S-4 becomes effective under the Securities Act or the Exchange Act, as applicable, or at the Effective Time, or (ii) in the Proxy Statement/Prospectus, at the date it is first published or, as applicable, mailed to the Company Stockholders or at the time of the Company Stockholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus.

4.12 Brokers and Finders. Except for the Parent Financial Advisor, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who is entitled to any fee or any commission in connection with or upon consummation of the Merger or the other transactions contemplated by this Agreement.

4.13 Availability of Funds. The cash or other sources of immediately available funds, including undrawn amounts in Parent’s credit facilities, that Parent and Merger Sub have or will have prior to the Closing (without receipt of the proceeds from any Financing contemplated by Section 5.18), are in an amount sufficient to enable Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby, to refinance any indebtedness required to be refinanced in connection therewith and to pay any related fees and expenses.

4.14 Interested Stockholder. None of Parent, Merger Sub or their respective Affiliates (a) beneficially owns any shares of Company Common Stock, (b) has any plans or arrangements relating to the voting or ownership of shares with any holder of shares of Company Common Stock, (c) has been, is or will be, including following the consummation of the Merger, an “interested stockholder” as defined in Section 203 of the DGCL, or (d) has taken, or authorized or permitted to be taken, any action that would reasonably be expected to cause any of them to be deemed to be such an interested stockholder.

ARTICLE V

COVENANTS

5.1 Company Interim Operations. Except (i) as contemplated by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) as consented to in writing by Parent, which consent will not be unreasonably withheld, conditioned or delayed with respect to the matters in clauses (a), (e) (to the extent specifically set forth therein), (g), (i), (k), (l), (m), (n), (p) or, to the extent related thereto, (q) of this sentence, or clauses (i) to (v) of the next sentence, of this Section 5.1, the Company covenants that, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time:

(a) the Company and each of its Subsidiaries will (i) conduct business only in the ordinary course of business consistent in all material respects with past practice and (ii) to the extent consistent therewith, use commercially reasonable efforts to (A) preserve intact its current business organization, (B) maintain its existing relationships with its customers and suppliers, and (C) keep available the services of its present executive officers and key employees; provided that no action or failure to take action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) through (q) will constitute a breach under this Section 5.1(a) unless such action or failure to take action would constitute a breach of such provision of Section 5.1(b) through (q), as applicable;

(b) (i) the Company will not amend the Company Charter or Company Bylaws and (ii) none of the Subsidiaries of the Company will amend their respective charter, bylaws or equivalent governance documents;

(c) the Company will not, and will not permit any of its Subsidiaries to, (i) authorize or pay any dividends on or make any distribution with respect to its outstanding Shares or other equity securities (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends and distributions made by a direct or indirect wholly owned Subsidiary of the Company to its parent or (ii) redeem, purchase or otherwise acquire, or agree to redeem, purchase or otherwise acquire, any outstanding Shares or other equity securities (except in respect of any purchase price or applicable Tax withholding in connection with the exercise or settlement of any Company Stock Option or Company Unit);

(d) except for (i) transactions exclusively among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, (ii) issuances of Shares in respect of any Company Stock Options or Company Units outstanding on the date of this Agreement, (iii) grants of purchase rights, or issuance of Shares in respect of previously granted purchase rights, under the Company ESPP in the ordinary course of business, subject to Section 5.15(d), or (iv) grants of Shares or securities convertible into or exchangeable for Shares in lieu of director’s fees, the Company will not, and will not permit any of its Subsidiaries to, (x) issue, sell, pledge, dispose of or encumber (other than Permitted Liens), or authorize the issuance, sale, pledge, disposition or encumbrance (other than Permitted Liens) of, any Shares or any securities convertible into or exchangeable for Shares, or any rights, warrants or options to acquire Shares or convertible or exchangeable securities with respect to Shares (“Company Equity”), or (y) split, combine or reclassify the Shares or any outstanding capital stock of any of the Company’s Subsidiaries;

(e) except to the extent required by Contracts in existence as of the date of this Agreement or by Law, the Company will not and will not permit any of its Subsidiaries to:

(i) increase (or promise to increase) in any manner the compensation and benefits of any of its directors, executive officers, employees, consultants, independent contractors or service providers, provided, that, (x) from and after July 1, 2016, the Company and its Subsidiaries may (A) increase the compensation and benefits of Non-Executive Employees of the Company and its Subsidiaries, as long as that the aggregate increase does not exceed 3% of the aggregate compensation and benefits for all Non-Executive Employees in effect immediately prior to the proposed increase, and (B) increase the compensation rates of external consultants, independent contractors or service providers that are implemented annually in the ordinary course of business (up to 3% or less in the aggregate) by such external consultants, independent contractors or service providers, and (y) the Company and its Subsidiaries, at any time, may promise or grant retention bonuses in the form of cash and/or Company Units that do not exceed $750,000 in value in the aggregate to Non-Executive Employees; provided that such retention bonuses shall not be paid or vest prior to the date that is 90 days after the Closing Date, and the Company shall provide to Parent a list of all persons receiving retention bonuses and the maximum amounts of such retention bonuses on an individual by individual basis pursuant to this clause (y) prior to the promise or grant thereof; or

(ii) enter into, amend (other than amendments that do not materially increase the cost to the Company or any of its Subsidiaries of maintaining the applicable compensation or benefit program, policy, arrangement or agreement), adopt, implement, grant, increase any benefits under, or otherwise commit itself to any new or amended compensation or benefit plan, program, policy or Contract including any pension, retirement, profit-sharing, bonus, severance, retention, change-in-control, collective bargaining, work council agreement or other employee benefit or welfare benefit plan, policy, arrangement or agreement or employment or consulting agreement or arrangement with or for the benefit of any employee, director, consultant, independent contractor or service provider, other than (A) as permitted under Section 5.1(e)(i), (B) renewal of existing health and welfare programs in the ordinary course of business and without a material increase in cost to the Company, (C) with respect to termination or demotion of employees below the level of Vice President or consultants, in the ordinary course of business consistent with past practice, (D) compensation or fees that are paid to independent contractors or other non-employee service providers that are engaged for a service period that terminates without penalty within six months from the date on which the engagement commences, and (E) with respect to the hiring of any employees, the Company and its Subsidiaries shall be permitted to hire employees as long as:

(1) with respect to employees who are hired at any time by the Company or its Subsidiaries for principally non-managerial or non-professional roles at the manufacturing or testing operations existing in Colorado Springs, Colorado or the Philippines in the ordinary course of business, the Company and its Subsidiaries shall be permitted to hire such employees (in the United States, only on an at-will basis), provided such employees receive compensation and benefits that are consistent with and not materially different from prior Company practices, including severance, termination, change-in-control or retention benefits but in no event Company Equity;

(2) with respect to Designated Employees, employees located in France or Germany, or employees who would be subject to a collective bargaining Contract with any labor organization, works council, trade union or other employee representative, the Company and its Subsidiaries shall be permitted to hire such employees solely on or after the Enhanced Covenants Date, (x) Replacement Employees, as long as the compensation arrangement for each Replacement Employee does not exceed 110% of the compensation received by the employee being replaced, or (y) new hire employees to the extent that, for each new hire employee, an open requisition for a comparable Replacement Employee is cancelled or terminated and the terms of employment for that new hire are consistent with the Company’s past practices; and

(3) with respect to employees whose hiring would not be covered by the immediately preceding clauses (1) or (2), the Company and its Subsidiaries shall be permitted to hire:

(A) Replacement Employees, provided that the cash compensation arrangement for each Replacement Employee does not exceed 110% of the cash compensation received by the employee being replaced and the Company Equity awards and severance, termination, change-in-control and retention benefits granted to the Replacement Employee are comparable to those awarded to the employee being replaced; and

(B) new hire employees who do not qualify as Replacement Employees, if, in connection with each new hire, the Company or its Subsidiaries terminates or cancels one open Replacement Employee requisition for each employee hired pursuant to this clause (B) and the terms of employment for that new hire are consistent with the Company’s past practices (including the receipt of Company Equity awards and participation or inclusion of that new hire in any severance, termination, change-in-control or retention programs that are in effect on the date of this Agreement);

provided, however, that the Company and its Subsidiaries shall not hire (a) any new hire employees prior to the Enhanced Covenants Date, other than pursuant to Section 5.1(e)(ii)(1) and up to 20 new hire employees pursuant to Sections 5.1(e)(ii)(2)(y) and 5.1(e)(ii)(3)(B) and (b) any person, as a Replacement Employee or otherwise, for a position of “Director” or above without the prior consent of Parent, which shall not be unreasonably withheld, conditioned or delayed;

(f) the Company will not, and will not permit any of its Subsidiaries to, make any loans or advances to any of its directors and executive officers (other than travel and payroll advances in the ordinary course of business consistent with past practice in type and amount) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Persons;

(g) the Company will not, and will not permit any of its Subsidiaries to, incur, assume, guarantee, endorse, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), or make any material loans, advances or capital contributions to, or investments in, any other Person, except for (i) any indebtedness for borrowed money among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, (ii) indebtedness for borrowed money that will be paid prior to the Closing, and which does not subject the Company or any of its Subsidiaries to material pre-payment or other penalties, that is incurred in the ordinary course of business and in an amount not to exceed $5,000,000 in aggregate principal amount, (iii) letters of credit issued and maintained in the ordinary course of business consistent with past practices, and (iv) prepayment of Retired Company Indebtedness pursuant to Section 5.18(b);

(h) the Company will not, and will not permit any of its Subsidiaries to, change any of the material accounting methods, principles or practices used by it unless required by, or as advised by the Company’s regular public independent accountant due to, a change in GAAP or, with respect to a Subsidiary, any other accounting standard used by any such Subsidiary as of the date of this Agreement;

(i) the Company will not, and will not permit any of its Subsidiaries to (A) change or revoke any material income Tax election, (B) file any material amended income Tax Return, (C) settle or compromise any material liability for income Taxes or surrender any claim for a refund of a material amount of income Taxes, or (D) change any material method of Tax accounting, other than in the case of clauses (B) and (C) hereof in respect of any income Taxes that have been identified in the reserves for income Taxes in the Company’s GAAP financial statements;

(j) the Company will not, and will not permit any of its Subsidiaries to, acquire (except in respect of any mergers, consolidations, business combinations among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries), including by merger, amalgamation, consolidation or other business combination, acquisition of stock or assets, tender offer, exchange offer or similar transaction, any corporation, partnership, limited liability company, other business organization or any division thereof, or any equity interests thereof, or any material amount of assets in connection with acquisitions or investments, other than the purchase of supplies, equipment and products in the ordinary course of business, including any acquisition that could constitute an acquisition of a Significant Subsidiary (as defined in Regulation S-X under the Exchange Act) of the Company or otherwise require (A) a pre-effective amendment of the Form S-4 containing new financial information required by either Rule 3-05 or Article 11 under Regulation S-X under the Exchange Act or (B) a post-effective amendment of the Form S-4, in either case, whether by incorporation by reference or otherwise;

(k) except in the ordinary course of business consistent in all material respects with past practice, the Company will not, and will not permit any of its Subsidiaries to, (x) renew, extend, terminate, amend in any material respect or waive any of its material rights under any Company Material Contract or (y) enter into, extend, terminate, amend in any material respect or waive any of its material rights under any Contract that would constitute a Company Material Contract if entered into prior to the date of this Agreement;

(l) the Company will not, and will not permit any of its Subsidiaries to, make or authorize any capital expenditure, other than (A) capital expenditures of less than $1,000,000 for a single item of capital expenditure, with no more than $5,000,000 of new commitments to capital expenditure in the aggregate per quarter, and (B) unforeseen and unplanned capital expenditures that are required, in the good faith determination of the Company, to address unexpected emergency manufacturing or production issues, provided that the Company will give prior written notice to Parent of its intention to undertake such unforeseen and unplanned capital expenditures;

(m) except in the ordinary course of business consistent in all material respects with past practice, the Company will not, and will not permit any of its Subsidiaries to, (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its tangible assets, tangible properties or businesses, except for sales, transfers, mortgages, encumbrances or other dispositions in the ordinary course of business (including dispositions of inventory or of obsolete equipment in the ordinary course of business), (ii) enter into any lease or sublease of material real property (whether as a lessor, sublessor, lessee or sublessee, and whether a new lease or a renewal of an existing lease) with aggregate annual payments that exceeds $5,000,000 or (iii) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment, Lien or charge affecting any Company Owned Real Property or real property leased under a Company Lease, or any part thereof, or convey any interest in any Company Owned Real Property or real property leased under a Company Lease;

(n) except in the ordinary course of business consistent in all material respects with past practice, the Company will not, and will not permit any of its Subsidiaries to (i) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Company-Owned IP, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Company-Owned IP, or (ii) grant to any third party any license, or enter into any covenant not to sue, with respect to any Company-Owned IP;

(o) the Company will not, and will not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than this Agreement or the liquidation or dissolution of wholly owned Subsidiaries);

(p) (i) settle, or offer or propose to settle any litigation, arbitration or other proceeding involving or against the Company or any of its Subsidiaries (other than settlements that provide only for (x) insignificant ancillary ordinary course non-monetary relief, such as repair or replacement of materials or (y) lump sum payments by the Company or any of its Subsidiaries, not to exceed $5,000,000 in the aggregate) or (ii) commence any material litigation, arbitration or other proceeding; and

(q) the Company will not, and will not permit any of its Subsidiaries to, enter into a Contract to do any of the foregoing.

In addition to the covenants set forth in clauses (a) through (q) of the immediately preceding sentence, from the date of this Agreement until the earliest to occur of the Effective Time, the date that is 120 days after the date of this Agreement (the “Enhanced Covenants Date”) or the termination of this Agreement in accordance with its terms, the Company shall be subject to the restrictions and limitations set forth in the immediately following clauses (i) to (v) (the “Enhanced Covenants”):

(i) the Company will not, and will not permit any of its Subsidiaries to, incur, assume, guarantee or, endorse, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), or make any loans, advances or capital contributions to, or investments in, any other Person in an aggregate principal amount that exceeds $1,000,000 and prepayment of Retired Company Indebtedness pursuant to Section 5.18(b);

(ii) the Company will not, and will not permit any of its Subsidiaries to, (A) renew, extend, terminate, amend in any material respect or waive any of its material rights under any Contracts to which the Company or any of its Subsidiaries is a party or bound, or (B) enter into, extend, terminate, amend in any material respect or waive any of its material rights under any Contracts, in the case of either subclause (A) or

(B) of this clause (ii), that are (1) notes, debentures, bonds, conditional sale or equipment trust agreements, letter of credit agreements, loan agreements or other contracts or commitments for the borrowing or lending of money (including loans to or from officers, directors, Company Stockholders or any members of their immediate families), or agreements or arrangements for a line of credit, except for any such agreement (x) with an aggregate outstanding principal amount not exceeding $1,000,000 or (y) between or among any of the Company and any of its Subsidiaries, or (2) guarantees, pledges or undertakings of the indebtedness for borrowed money of any other Person, except for any such agreement (x) with potential liability thereunder not exceeding $1,000,000 or (y) between or among any of the Company and any of its Subsidiaries, except that this clause (ii) will not apply to Contracts that are permitted in accordance with Section 5.1(e);

(iii) the Company will not, and will not permit any of its Subsidiaries to, make or authorize any capital expenditure, other than (A) capital expenditures of less than $500,000 for a single item of capital expenditure, with no more than $3,500,000 of new commitments to capital expenditure in the aggregate per quarter and (B) unforeseen and unplanned capital expenditures that are required, in the good faith determination of the Company, to address unexpected emergency manufacturing or production issues, provided that the Company will give prior written notice to Parent of its intention to undertake such unforeseen and unplanned capital expenditures;

(iv) the Company will not, and will not permit any of its Subsidiaries to, enter into any lease or sublease of material real property (whether as a lessor, sublessor, lessee or sublessee, and whether a new lease or a renewal of an existing lease) if the Company or its Subsidiaries would be obligated to make aggregate annual payments that exceeds $1,000,000; and

(v) the Company will not, and will not permit any of its Subsidiaries to, settle, or offer or propose to settle, any litigation, arbitration or other proceeding involving or against the Company or any of its Subsidiaries, if the settlements would in the aggregate require payments by the Company or any of its Subsidiaries exceeding, in the aggregate, $1,000,000.

The Company may request consent from Parent (such consent not to be unreasonably withheld, conditioned or delayed with respect to the matters in clauses (a), (e) (to the extent specifically set forth therein), (g), (i), (k), (l), (m), (n), (p) or, to the extent related thereto, (q) of the first sentence, or clauses (i) to (v) of the immediately preceding sentence, of this Section 5.1) with respect to the actions proscribed in this Section 5.1 by delivering written notice. The Company, on the one hand, and Parent and Merger Sub, on the other hand, acknowledge and agree that (i) nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time, (ii) prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ operations, and (iii) notwithstanding anything to the contrary in this Agreement, no consent of Parent will be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent the requirement of such consent would reasonably be expected to be a violation of applicable Law.

5.2 Conduct of Business by Merger Sub. During the period from the date of this Agreement to the Effective Time, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

5.3 Company Acquisition Proposals.

(a) Except as expressly permitted by this Section 5.3, from all times commencing with the execution and delivery of this Agreement and continuing until the termination of this Agreement in accordance with its terms (the “No-Shop Period”), the Company and its Subsidiaries will not, and the Company will not authorize, direct or knowingly permit its Representatives to, (i) initiate, solicit or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Company Acquisition Proposal, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, a Company Acquisition Proposal (for avoidance of doubt, it being understood that the foregoing will not prohibit the Company or the Company’s Representatives from making such Person aware of the restrictions of this Section 5.3 in response to the receipt of a Company Acquisition Proposal), (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle or any other agreement (other than an Acceptable Company Confidentiality Agreement) relating to a Company Acquisition Proposal (an “Alternative Company Acquisition Agreement”), or (iv) authorize, adopt, approve or recommend or publicly propose to authorize, adopt, approve or recommend to the Company Stockholders, or submit to the Company Stockholders for a vote at any stockholder meeting, any Company Acquisition Proposal. Immediately after the execution of this Agreement, the Company will, and will cause its Subsidiaries and Representatives to, cease any discussions or negotiations with any Person with respect to any Company Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), at any time prior to receipt of the Company Stockholder Approval, if the Company receives a bona fide Company Acquisition Proposal from any Person that did not result from a material breach of Section 5.3(a), the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Company Confidentiality Agreement, provided that the Company will promptly (and in any event within 24 hours) make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Company Acquisition Proposal, as long as (A) the Company has not materially breached Section 5.3(a) with respect to such Company Acquisition Proposal and (B) prior to taking any action described in clauses (i) or (ii) above, the Company Board determines in good faith that (1) such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal and (2) the failure to participate in such discussions or negotiations or furnish such information would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) During the No-Shop Period, the Company will promptly after knowledge by the Company of receipt (and in any event within 24 hours after knowledge of receipt), notify Parent both orally and in writing of the receipt by the Company of any Company Acquisition Proposal or any request for information from, or any negotiations sought to be initiated or resumed with, either the Company or its Representatives concerning a Company Acquisition Proposal, which notice will include a written summary of the material terms of any Company Acquisition Proposal not made in writing or any such inquiry or request and provide a copy of such Company Acquisition Proposal (if made in writing). The Company will keep Parent reasonably informed on a prompt basis (and in any event within 24 hours after knowledge of receipt) of any material developments regarding any Company Acquisition Proposal.

(d) Except as set forth in this Section 5.3(d), the Company Board will not (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement/Prospectus, (C) publicly approve or recommend, or publicly propose to approve or recommend to the Company Stockholders, a Company Acquisition Proposal, or (D) if (1) a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Company Acquisition Proposal is commenced or (2) a Company Acquisition Proposal is otherwise publicly announced, fail to recommend against acceptance of such tender offer or exchange offer by the Company Stockholders or against such Company Acquisition Proposal within 10 Business Days after commencement or announcement thereof (any of the foregoing, a “Company Change of Recommendation”) or (ii) authorize, adopt, approve or publicly propose to authorize, adopt or approve or recommend, or enter into, any Alternative Company Acquisition Agreement (x) constituting or relating to a Company Acquisition Proposal or (y) requiring the Company to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, the Company Board may (I) without excluding the Company Board’s right to act in accordance with clause (II), effect a Company Change of Recommendation that does not relate to a Company Acquisition Proposal if the Company Board determines in good faith (after consultation with its outside legal counsel) that, as a result of an event, development or change in circumstances that occurs or arises after the execution and delivery of this Agreement (other than a Company Acquisition Proposal) that was not known (or the consequences of which were not known) to the Company Board prior to the execution and delivery of this Agreement (a “Company Intervening Event”), the failure to effect a Company Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (II) without excluding the Company Board’s right to act in accordance with clause (I), effect a Company Change of Recommendation if the Company receives a Company Acquisition Proposal and the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) that the Company Acquisition Proposal constitutes a Company Superior Proposal and that the failure to effect a Company Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Company Board may take the actions described in (1) clause (II) only if the Company (A) has not materially breached Section 5.3(a), Section 5.3(b) or Section 5.3(c) with respect to such Company Acquisition Proposal and (B) terminates this Agreement pursuant to Section 7.3(a) concurrently with entering into such Alternative Company Acquisition Agreement and pays the Company Termination Fee in compliance with Section 7.5(b) and (2) clauses (I) or (II) if:

(y) the Company has provided prior written notice to Parent (which notice itself will not constitute a Company Change of Recommendation) of its or the Company Board’s intention to take such actions at least four Business Days in advance of taking such action, which notice will specify, as applicable, the material circumstances of such Company Intervening Event or the information and documents required to be furnished pursuant to Section 5.3(c); and

(z) the Company Board has considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by, and would be legally binding upon, Parent by 5:00 PM California time on the fourth Business Day after the Company has provided the notice described in the preceding clause (y) and shall have determined in good faith (A) with respect to the actions described in clause (II), after consultation with outside counsel and its financial advisors, that the Company Acquisition Proposal received by the Company continues to constitute a Company Superior Proposal and (B) with respect to the actions described in clause (I), after consultation with outside counsel, that it would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect the Company Change of Recommendation, in each case, if such changes offered in writing by Parent in a definitive agreement were given effect. In the event of any amendment to the financial terms or any other material revisions to the Company Superior Proposal, the Company shall be required to deliver a new written notice to Parent pursuant to the preceding clause (y) and to comply with the requirements of this clause (z) with respect to such new written notice, except the notice period shall be at least two Business Days (rather than the four Business Days contemplated by clause (y) and this clause (z)).

(e) Subject to the proviso in this Section 5.3(e), nothing contained in this Section 5.3 will be deemed to prohibit the Company or the Company Board from (i) taking such actions as the Company determines in good faith after consultation with outside legal counsel are required to comply with its disclosure obligations under U.S. federal or state Law with regard to a Company Acquisition Proposal or Company Intervening Event, including taking and disclosing to the Company Stockholders a position required or contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) publishing any “stop-look-and-listen” communication pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the Company Stockholders), with any “stop-look-and-listen” communication not being deemed to be a Company Change of Recommendation; provided that neither the Company Board nor any committee thereof will effect a Company Change of Recommendation unless the applicable requirements of Section 5.3(d) have been satisfied.

5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Company, Parent and Merger Sub will use (and cause its Affiliates to use) its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties and all consents, approvals and waivers from third parties reasonably requested by Parent or the Company to be obtained in respect of the Company Material Contracts in connection with the Merger, this Agreement or the transactions contemplated by this Agreement (it being understood that the failure to receive any such consents, approvals or waivers will not be a condition to the obligations of the parties hereunder), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, or the consummation of the Merger or the other transactions contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that in no event will the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or to incur any material cost or expense in the performance hereof and that in no event will Parent or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or to incur any material cost or expense in the performance hereof.

(b) Subject to the terms and conditions set forth in this Agreement, and without limiting the foregoing, the Company and Parent will (i) promptly, and using their respective reasonable best efforts to make such initial filing by the dates set forth on Section 5.4(b) of the Parent Disclosure Schedule for the jurisdictions listed therein, make their respective filings and thereafter make any other required submissions under the HSR Act and any other applicable foreign Antitrust Law, (ii) except in connection with a disclosure by the Company regarding a Company Change of Recommendation or a Company Acquisition Proposal received by the Company, use reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) promptly inform the other party upon receipt of any material communication from the Antitrust Division of the United States Department of Justice or any other Governmental Entity regarding any of the transactions contemplated by this Agreement, and (iv) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity with respect to the Merger. Except in connection with a disclosure by the Company regarding a Company Change of Recommendation or a Company Acquisition Proposal received by the Company, the Company and Parent will permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity. Each of the Company and Parent agrees not to (A) participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent practicable and not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate, (B) extend any waiting period under the HSR Act without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), or (C) enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.4, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent will cooperate in all respects with each other and will use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. For the purpose of the preceding sentence, reasonable best efforts includes using their reasonable best efforts to (i) effect any sale, license, holding separate or other disposition of any of their respective assets, businesses or interests and (ii) agree to conditions relating to or changes in the conduct of their respective businesses necessary to obtain consents, permits, authorizations, waivers or approvals required for the Closing under the Antitrust Laws, with any such action to be conditioned on the consummation of the Merger. Notwithstanding anything to the contrary in this Agreement, however, in no event shall Parent, the Company or any of their respective Subsidiaries be obligated to commit to any actions, and, without the prior written consent of Parent, neither the Company nor any of its Subsidiaries shall consent to or take any actions, including to sell, hold separate or otherwise dispose of any assets, businesses or interests or agree to conditions relating to or changes in the conduct of its business, that would reduce the reasonably anticipated benefits to Parent of the transactions contemplated by this Agreement in an amount that is financially material relative to the value of the Company and its Subsidiaries as a whole. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.4 will limit a party’s right to terminate this Agreement pursuant to Section 7.2 so long as such party has, prior to such termination, complied with its obligations under this Section 5.4.

(d) Parent shall prepare promptly and submit to the French Ministry of the Economy within 15 calendar days after the date of this Agreement a completed application requesting authorization for a foreign investment in France pursuant to and in accordance with the French Foreign Investment Laws (the “French Foreign Investment Application”). The Company shall cooperate with Parent in its preparation of the application, including by providing it promptly with all documents and information regarding the relevant Subsidiary(ies) of the Company as are required to complete the French Foreign Investment Application. Parent shall keep the Company informed promptly of (i) any communications, whether written or oral, of the French Ministry of the Economy concerning the French Foreign Investment Application or the transactions contemplated by this Agreement generally, (ii) any proposed meetings or calls with the French Ministry of the Economy, and (iii) the results of any meetings or calls with the French Ministry of the Economy. Parent shall, after coordination with the Company, provide the Company with the opportunity to participate, to the extent practical, in any meetings or calls with the French Ministry of the Economy. Parent shall promptly respond to all questions and requests for information by the French Ministry of the Economy.

(e) Company Cooperation.

(i) From the date of this Agreement until the earlier of (i) the Effective Time or (ii) the date on which this Agreement is terminated, subject to the Confidentiality and Non-Disclosure Agreement and the other provisions of this Section 5.4(e), the Company shall (x) to the extent reasonably practicable and without a requirement for the Company to engage external advisors in connection with the preparation thereof, provide information reasonably requested by Parent in connection with any Tax planning or Tax integration undertaken by Parent for purposes of efficiently consummating the Merger, including, without limitation, in respect of the valuation of Atmel Trading Company, Ltd., and (y) cooperate in good faith with Parent in relation to Tax planning and Tax integration matters that may be reasonably requested by Parent for purposes of efficiently consummating the Merger (other than the actions specifically set forth on Section 5.4(e)(ii) of the Company Disclosure Schedule, which shall be governed solely by Section 5.4(e)(ii).

(ii) From the Satisfaction Date until the Closing, upon the written request of Parent (any such request being referred to as a “Cooperation Request”), the Company shall take the actions specifically set forth on Section 5.4(e)(ii) of the Company Disclosure Schedule. In the event of the delivery of a Cooperation Request, the conditions set forth in Sections 6.2(a), 6.2(c) (insofar as such condition relates to Section 6.2(a)) and 6.2(d) shall be deemed to be fully satisfied from and after the Satisfaction Date through and including the Closing (if such conditions were satisfied at the Satisfaction Date), without regard to any change in circumstances or other events that may occur after the Satisfaction Date, and Parent shall be deemed to have irrevocably waived on the Satisfaction Date all rights to assert such conditions.

(iii) For the avoidance of doubt, under no circumstances will the failure or refusal to take any actions requested by Parent under Section 5.4(e)(i)(y) that could, in the sole determination of the Company, (x) have an adverse effect on the Company or (y) be incapable of completion within five Business Days after the Satisfaction Date or otherwise result in a delay in Closing of more than five Business Days be deemed to be a breach by the Company of its obligations under this Section 5.4(e), and, in no event, shall any such failure, refusal, or inability, to take the actions requested by Parent under Section 5.4(e)(i)(y) form the basis for any termination by Parent or Merger Sub of this Agreement, any failure of the conditions set forth in Section 6.2(b) to be satisfied, or any claim for damages or expenses by Parent or Merger Sub. Nothing in this Section 5.4(e)(iii) limits the Company’s obligation to take any actions specifically set forth on Section 5.4(e)(ii) of the Company Disclosure Schedule to the extent required by Section 5.4(e)(ii).

5.5 Advice of Changes. Each of the Company, Parent and Merger Sub shall promptly advise the other parties to this Agreement orally and in writing to the extent it has knowledge of any change or event having a Parent Material Adverse Effect or any change or event reasonably likely to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement, in the case of Parent, or a Company Material Adverse Effect or any change or event reasonably likely to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement, in the case of the Company, or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification or failure to deliver such notification will affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

5.6 Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Stockholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, (i) Parent and the Company shall jointly prepare and file with the SEC (and each shall use their reasonable best efforts to cause such filing to occur within 30 days of the date of this Agreement) the proxy statement/prospectus (as part of the Form S-4) that includes (A) a prospectus for the issuance of Parent Shares in the Merger and (B) a proxy statement of the Company for use in the solicitation of proxies for the Company Stockholders Meeting (such proxy statement/prospectus, as amended or supplemented from time to time, the “Proxy Statement/Prospectus”), and (ii) Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of the Company and Parent shall use reasonable best efforts (i) to cause the Form S-4 and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, (ii) to promptly notify the other of, cooperate with each other with respect to, and respond promptly, to any comments of the SEC or its staff, (iii) to have the

Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and (iv) to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. The Company shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the Company Stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent and the Company will promptly provide all information concerning such entity to the other, and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus (including that the Company shall cooperate in the preparation of any pro forma financial statements required to be included in the Form S-4 and Proxy Statement/Prospectus). No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to the Proxy Statement/Prospectus will be made by the Company or Parent, in each case, without providing the other party and its respective counsel the reasonable opportunity to review and comment thereon and giving due consideration to such comments. Notwithstanding the immediately preceding sentence and to the extent permitted under Section 5.3(d), the Company may amend or supplement (and Parent will, at the Company’s request, amend or supplement) the Form S-4 or Proxy Statement/Prospectus to effect a Company Change of Recommendation. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, and any applicable foreign or state securities or “blue sky” laws that are required to carry out the transactions contemplated by this Agreement. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and any request by the SEC or its staff for amendments or supplements to the Proxy Statement/Prospectus or the Form S-4, or for additional information and shall supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff on the other hand, with respect to the Proxy Statement/Prospectus, the Form S-4 or the Merger. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order or the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction and Parent and the Company will use reasonable best efforts to have any stop order or suspension lifted, reversed or otherwise terminated. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(b) The Company shall, as soon as practicable following the date the Form S-4 is declared effective by the SEC (and in no event later than 45 days following the date the Form S-4 is declared effective by the SEC), duly call, give notice of, convene and hold, at its option, either an annual or special meeting of its stockholders (the “Company Stockholders Meeting”) in accordance with applicable Law, the Company Charter and the Company Bylaws for the purpose of obtaining the Company Stockholder Approval and, in the case of an annual meeting of stockholders, for the other purposes as may be appropriate for an annual meeting of stockholders. Subject to Section 5.3(d), the Company shall (A) through the Company Board, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other the transactions contemplated by this Agreement and include in the Proxy Statement/Prospectus such recommendation and (B) subject to Section 5.3(d), use its reasonable best efforts to solicit and obtain such approval and adoption. Subject to Section 5.3(d), the Company shall use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of the transactions contemplated by this Agreement and the matters subject to the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement and after consultation with Parent, the Company may adjourn or postpone the Company Stockholders Meeting if (and solely to the extent and for the minimum duration reasonably necessary to ensure that): (1) any supplement or amendment to the Proxy Statement/Prospectus required under applicable Law is timely provided to the Company Stockholders within a reasonable amount of time in advance of the Company Stockholders Meeting or (2) as of the time for which the Company Stockholders Meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholders Meeting and to obtain the Company Stockholder Approval.

5.7 Access to Information; Confidentiality.

(a) For purposes of furthering the transactions contemplated by this Agreement, from the date of this Agreement until the earlier of (i) the Effective Time or (ii) the date on which this Agreement is terminated, subject to the Confidentiality and Non-Disclosure Agreement, each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, afford to the Representatives of the other party reasonable access, during normal business hours, to all of its properties, books, contracts, commitments, personnel and records and all other information concerning their business, properties and personnel as the other party may reasonably request upon reasonable prior notice. Notwithstanding the foregoing, neither Parent nor the Company nor any of their respective Subsidiaries or Representatives shall conduct or cause to be conducted any sampling, testing or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media. No investigation pursuant to this Section 5.7 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. With respect to all information furnished by one party to the other party or its Representatives under this Agreement, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality and Non-Disclosure Agreement. The Company agrees that the Confidentiality and Non-Disclosure Agreement is hereby amended to permit the inclusion of all Financing Sources (including convertible or equity-linked debt) (and representatives of such Financing Sources) in the term “Representative” as such term is defined therein.

(b) Notwithstanding anything to the contrary contained in this Section 5.7, neither Parent nor the Company shall be required to (nor shall either of them be required to cause their respective Subsidiaries to) provide any access, or make available any document, correspondence or information, if doing so would, in such party’s and its outside legal counsel’s reasonable judgment, (i) jeopardize the attorney-client privilege of such party or any of its Subsidiaries or (ii) conflict with any (A) Law applicable to such party or any of its Subsidiaries or the assets, or operation of the business, of such party or any of its Subsidiaries or (B) Contract to which such party or any of its Subsidiaries is a party or by which any of their assets or properties are bound; provided, however, that in such instances such party shall inform the other party of the general nature of the information being withheld and, upon the other party’s request, reasonably cooperate with the other party to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii).

5.8 Publicity. The initial press release regarding this Agreement, the Merger and the transactions contemplated by this Agreement will be substantially in the form previously agreed to by Parent and the Company. Thereafter, none of the Company, Parent or Merger Sub will, and the Company will not permit any of its Subsidiaries to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, this Agreement, the Merger or the other transactions contemplated by this Agreement without first consulting with Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent or Merger Sub; provided, however, that this Section 5.8 will not apply to any press release or public statement (a) made or proposed to be made by the Company in connection with a Company Acquisition Proposal or Company Change of Recommendation or any action taken pursuant thereto, (b) in connection with any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement, or (c) as a party may in good faith, after consultation with outside counsel, determine is required by Law or by any listing agreement with a relevant securities exchange (in which case the party proposing to issue such press release or make such public statement shall use its reasonable efforts to consult in good faith with the other party before issuing such press release or making any such public statement). Notwithstanding the foregoing provisions of this Section 5.8, (i) Parent and the Company may make press releases or public announcements concerning this Agreement, the Merger and the transactions contemplated by this Agreement that consists solely of information previously disclosed in all material respects in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 5.8, and (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consists solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by the Company and Parent and do not reveal material, non-public information regarding the other parties, this Agreement, the Merger and the transactions contemplated by this Agreement.

5.9 Employee Benefits.

(a) As of the Effective Time, Parent will, and will cause the Surviving Company, its Subsidiaries and their permitted successors and assigns, to honor and perform all employment or compensatory Contracts between the Company or any of its Subsidiaries, on the one hand, and any Company Employee, on the other (including all retention awards and employment, employment continuation, severance, incentive, change in control and termination Contracts disclosed in Section 3.10(a) of the Company Disclosure Schedule and the Assumed Equity Awards (as defined in Section 5.15(c) of this Agreement)).

(b) From the date of this Agreement through December 31, 2016 (the “Transition Period”), Parent will provide or cause to be provided to each employee of the Company and its Subsidiaries as of the Effective Time working in the United States who continues employment with Parent or any of its direct or indirect Subsidiaries (each, an “Affected Employee”), while employed by Parent or any of its direct or indirect Subsidiaries, compensation and benefits the value of which is comparable in the aggregate to the aggregate value of the compensation and benefits provided to such Affected Employee immediately prior to the Effective Time (excluding the value of any defined benefit pension plan and the Company ESPP). During the Transition Period, (i) each Affected Employee, while employed by the Parent or any of its direct or indirect Subsidiaries, will be provided base wages or salary, as applicable, that are not less than the base wages or salary, as applicable, provided to such Affected Employee immediately prior to the Effective Time and (ii) each Affected Employee will be provided severance benefits not less favorable in amount or with regard to terms and conditions to receive such severance benefits than those disclosed in Section 3.10(a) of the Company Disclosure Schedule.

(c) From and after the Effective Time, Parent will cause any employee benefit plans in which the Affected Employees are entitled to participate to take into account for purposes of eligibility, vesting, level of benefits and benefit accrual (but not for benefit accrual purposes under any defined benefit pension plan, unless required by Law) thereunder, service for the Company and its Subsidiaries as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company or any of its Subsidiaries (and their respective predecessor entities) prior to the Effective Time (except to the extent it would result in a duplication of benefits or compensation with respect to the same period of service), and Affected Employees will be immediately eligible to participate in any such plans, without any waiting period, to the extent such Affected Employee was eligible to participate in the comparable Company plan immediately prior to the Effective Time. To the extent any health benefit plan replaces a Company Benefit Plan that is a health benefit plan during the Transition Period, Parent will, and will cause its direct and indirect Subsidiaries (including the Surviving Company) to (i) waive all limitations as to preexisting condition exclusions and all waiting periods with respect to participation and coverage requirements applicable to each Affected Employee to the extent waived or satisfied under the replaced Company Benefit Plan and (ii) credit each Affected Employee for any applicable amounts (whether in the nature of co-payments or coinsurance amounts, amounts applied toward deductibles or other out-of-pocket expenses) under the terms of the replaced Company Benefit Plan toward satisfying any applicable deductible, co-payment or out-of-pocket requirements under the health benefit plan that replaces such a Company Benefit Plan for the plan year in which the transition between plans occurs.

(d) Nothing contained in this Section 5.9 or any other provision of this Agreement (i) will be construed to amend or modify, as of the date of this Agreement, any benefit, compensation or severance plan, program, agreement, contract, policy or arrangement sponsored by the Company, Parent or their Affiliates, (ii) will limit the ability of Parent or any of its Affiliates to amend, modify or terminate any benefit, compensation or severance plan, program, agreement, contract, policy or arrangement that is assumed, established, sponsored or maintained by Parent or its Affiliates, provided any such amendment, modification or termination must comply with the terms thereof and applicable Law, (iii) will create any third-party beneficiary rights or obligations in any Person (including any Affected Employee) other than the parties to this Agreement, or (iv) will limit the right of Parent (or its Subsidiaries) to terminate, in accordance with applicable Law, the employment or service of any employee or other service provider during the Transition Period.

(e) If requested by Parent at least 10 days prior to the Closing, then effective as of no later than the day immediately preceding the Closing, the Company will terminate each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, in which case Parent will use commercially reasonable efforts to provide for the Microchip Technology Incorporated Savings Plan, to accept, on or after Closing, the rollover by Affected Employees of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from the Atmel Corporation Tax Deferred Savings Plan, including plan loans, in accordance with applicable Code provisions.

5.10 Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement will be paid by the party incurring such expense.

5.11 Indemnification; Directors’ and Officers’ Insurance.

(a) To the fullest extent required or permitted by Law, for a period of six years following the Effective Time, Parent will, and will cause the Surviving Company to, indemnify and hold harmless, and advance expenses as incurred to, in each case to the fullest extent required or permitted under applicable Law, each current and former director or officer of the Company or any of its Subsidiaries who, as of the date of this Agreement, is entitled to be indemnified under the Company Charter or Company Bylaws as in effect immediately prior to the Effective Time (collectively, the “Indemnified Parties”) against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Party’s service as a director, officer or representative of the Company or any of its Subsidiaries or services performed by such Persons at the request of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (x) the Merger, the other transactions contemplated by this Agreement and the process and other events giving rise thereto, and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. In the event of any such action, Parent and the Surviving Company will, and Parent will cause the Surviving Company to, cooperate with the Indemnified Party in the defense of any such action.

(b) For a period of six years following the Effective Time, Parent will cause the Surviving Company to maintain in effect the provisions in its certificate of incorporation and bylaws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Parties, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the Company Charter or Company Bylaws in effect on the date of this Agreement, to the fullest extent permitted from time to time by applicable Law, which provisions will not be amended except as required by applicable Law or to make changes permitted by applicable Law that would enlarge the scope of the Indemnified Parties’ indemnification rights thereunder.

(c) Prior to the Effective Time, the Company may obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for the Indemnified Parties (and such other persons who may be insureds under such policies) and (ii) the Company’s existing fiduciary and employment practices liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary and employment practices liability insurance (collectively, “D&O Insurance”) with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the Indemnified Parties (and such other persons who may be insureds under such policies) as the Company’s existing policies with respect to any matters that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). Whether pursuant to such tail policy or otherwise, the Surviving Company will continue to maintain in effect for a period of at least six years from and after the Effective Time D&O Insurance with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Company will use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event will the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other corporation or entity and is not the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, unless provided by operation of Law, proper provisions will be made so that the successors and assigns of the Surviving Company will assume all of the obligations set forth in this Section 5.11. This Section 5.11 may not be amended after the Effective Time in a manner as to adversely affect any Indemnified Party unless such Indemnified Party will have consented in writing to such amendment.

(e) The provisions of this Section 5.11 are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties, who are intended third-party beneficiaries of this Section 5.11 as of and following the Effective Time.

(f) The rights of the Indemnified Parties under this Section 5.11 will be in addition to any rights such Indemnified Parties may have under the Company Charter or Company Bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. For a period of six years following the Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Company Charter or Company Bylaws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

5.12 Takeover Statutes. If any takeover statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board each will use reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Law on this Agreement, the Merger and the other transactions contemplated hereby.

5.13 Section 16 Matters. Parent and the Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company

(including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.14 Parent Vote. Parent will vote (or consent, by written action in lieu of a meeting, with respect to) all voting stock of Merger Sub and all Company Common Stock owned of record or beneficially by Parent or Parent’s Subsidiaries in favor of the adoption of this Agreement by Merger Sub and the Company and the consummation by Merger Sub and the Company of the Merger and the transactions contemplated by this Agreement.

5.15 Company Stock Options; Company Units; Company ESPP.

(a) Company Stock Options. At least 16 days prior to the Effective Time (such period through the day immediately preceding the Effective Time, the “Option Notice Period”), the Company shall provide written notice to each holder of a then-outstanding option to purchase Shares, whether vested or unvested (a “Company Stock Option”), whether granted under the Atmel Corporation 2005 Stock Plan, the Newport Media, Inc. 2005 Stock Incentive Plan and RSU Sub-Plan or the Ozmo, Inc. 2005 Equity Incentive Plan (together, the “Company Stock Plans”), that such Company Stock Option will, contingent on the occurrence of the Effective Time, accelerate and become vested and exercisable in full as of immediately prior to the Effective Time, and such holder will have the right to exercise his or her Company Stock Option during the Option Notice Period. To the extent not exercised prior by the conclusion of the Option Notice Period, each Company Stock Option will be automatically “net-exercised” immediately prior to the Effective Time, with the exercise price and applicable withholding taxes paid by the withholding of Shares otherwise issuable to such holder upon the exercise of the Company Stock Option. Upon such exercise, the former holder of the Company Stock Option will be issued the net number of shares resulting from the “net exercise”, and such stockholder will thereafter be entitled to receive the Merger Consideration in respect of these Shares as provided in Article II.

(b) Company Units. At the Effective Time, each then-outstanding and unvested restricted stock unit, deferred stock unit, performance-based restricted stock unit or similar right held by an individual who will continue in service at the Effective Time, in each case representing a right to receive one Share, whether or not granted under the Company Stock Plans (a “Company Unit”), including each “performance share award” denominated in Company Units, will be assumed by Parent (such Company Unit, an “Assumed Unit”) and converted into the right to receive, if as and when the Assumed Unit would otherwise have vested (taking into account, and without modification, any acceleration of vesting under the applicable award agreement or other Contract with the award holder), that number of shares of Parent Common Stock equal to the product obtained by multiplying (x) the number of Shares subject to such Assumed Unit immediately prior to the Effective Time by (y) $8.15 divided by the Average Parent Closing Price (rounded down to the nearest whole share). Any Company Unit that is vested at the Effective Time (taking into account any acceleration of vesting under the applicable award agreement or other Contract with the award holder), but as to which the underlying Share has not been issued by the Effective Time, will be issued as of immediately prior to the Effective Time and will be treated as outstanding Company Common Stock for purposes of Section 2.1 and Section 2.2, and shall receive the Merger Consideration as provided in Article II, subject to applicable tax withholding.

(c) Notwithstanding the terms of Section 5.15(a) or Section 5.15(b), to the extent that Parent determines that the assumption and conversion of a Company Unit as provided in Section 5.15(b), would violate, in respect of the holder thereof, the applicable Laws of a non-U.S. jurisdiction, Parent may treat such Company Unit in a manner other than as prescribed by Section 5.15(b) so long as the holder of such Company Unit receives the full value of the Merger Consideration (less applicable tax withholdings) in cash not later than the vesting date originally applicable to the corresponding Shares subject to such Company Unit (such Company Unit and the Assumed Units, the “Assumed Equity Awards”). Parent and the Company

shall agree at least 10 days prior to the Effective Time to the treatment of any Company Unit that will be treated in a manner other than as prescribed by Section 5.15(b).

(d) Prior to the Effective Time, the Company will take all actions reasonably necessary to (i) terminate the Atmel Corporation 2010 Employee Stock Purchase Plan (the “Company ESPP”) as of immediately prior to the Effective Time, (ii) provide that any “Offering Period” (as defined in the Company ESPP) in progress on the Closing Date will be shortened in accordance with Section 19(c) of the Company ESPP, and the last day of each such Offering Period shall be the 10th Business Day prior to the Closing Date (the “Final Purchase Date”), with purchases made on the Final Purchase Date contingent upon the Closing, and (iii) avoid the commencement of any new Offering Period under the Company ESPP at or after the Final Purchase Date and prior to the earlier of the termination of this Agreement or the Effective Time. Any Shares acquired under the Company ESPP prior to or on the Final Purchase Date will be treated as outstanding Shares for purposes of Section 2.1 and Section 2.2.

(e) As soon as practicable following the Effective Time, but in no event later than 10 Business Days following the Effective Time, Parent shall file a registration statement under the Securities Act on Form S-8 or another appropriate form (and use its reasonable best efforts to maintain the effectiveness thereof and maintain the current status of the prospectuses contained therein) relating to shares of Parent Common Stock issuable with respect to all Assumed Equity Awards, and shall use its reasonable best efforts to cause such registration statement to remain in effect for so long as such Assumed Equity Awards remain outstanding. Prior to the Effective Time, Parent shall take all actions reasonably necessary so that Parent may assume, grant and convert the Assumed Equity Awards at the Effective Time in compliance with applicable Laws.

(f) Parent shall cause the assumption of the Assumed Equity Awards to occur in a manner so as to remain exempt from or comply with Section 409A of the Code, and this Section 5.15 shall be construed consistent with such intent. Each payment with respect to an Assumed Equity Award as to which payments will be made in installments is and will be treated as a separate payment for purposes of Section 409A of the Code. As soon as reasonably practicable following the date of this Agreement, the Company (and the Company Board and any applicable committees thereof) and Parent (and the Parent Board and any applicable committees thereof) will take all actions and adopt such resolutions as may be required to give effect to and accomplish the transactions contemplated by this Section 5.15.

5.16 Company Stock Options and Company Unit Information. The Company will provide, within 10 days after the date hereof, as of the most recent reasonably practicable date, a complete and correct list of each outstanding Company Stock Option or Company Unit, including the employee identification number of the grantee, the date of grant, the date of expiration, the number of shares of Company Common Stock subject to such award as of such date, the exercise price, the vesting schedule and the number of shares of Company Common Stock vested and unvested as of such date.

5.17 Stockholder Litigation. The parties to this Agreement shall cooperate and consult with one another in connection with any stockholder litigation against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement. In furtherance of and without in any way limiting the foregoing, each of the parties shall use its respective reasonable best efforts to prevail in such litigation so as to permit the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement, as promptly as reasonably practicable.

5.18 Financing.

(a) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, in connection with any financing of Parent or any of its Subsidiaries undertaken in connection with the Merger (a “Financing”), upon request: (i) furnish the report of the Company’s auditor on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and use reasonable efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use reasonable efforts to cause such auditor to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such Financing; (ii) furnish Parent and the Financing Sources with (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for each of the last three fiscal years ended more than 90 days prior to the closing date for such Financing and (B) unaudited consolidated balance sheets and related statements of income of the Company and its Subsidiaries for each fiscal quarter ended after the date of the most recent audited financial statements of such person and more than 45 days prior to the closing date for such Financing and unaudited statements of income and cash flows for the period elapsed from the beginning of the applicable fiscal year to the end of such fiscal quarter and, in each case, for the comparable periods of the preceding fiscal year (with respect to which, in the case of the Company, the independent auditors shall have performed an SAS 100, as amended by PCOAB standards, review, although such independent auditors will not be preparing, nor shall they be required to prepare, a written report concerning such SAS 100 review); provided that filing of the required financial statements on Form 10-K or Form 10-Q by the Company will satisfy the foregoing requirement; (iii) furnish such additional customary and readily available financial statements, schedules or other financial data relating to the Company and its Subsidiaries as may be reasonably necessary and reasonably requested by Parent in writing to consummate any such Financing; (iv) to the extent required by any initial purchasers, underwriters or placement agents in connection with conducting customary diligence for any such Financing, provide direct contact between (A) senior management and advisors, including auditors, of the Company and (B) the proposed Financing Sources or Parent’s auditors in connection with any such Financing, at reasonable times and upon reasonable advance notice; (v) reasonably assist Parent and the Financing Sources by reviewing and commenting on business projections and pro forma financial statements; (vi) to the extent such Financing is scheduled to close concurrently with the Effective Time, provide such customary information, documents, authorization letters and certificates, enter into definitive financing documents and take other reasonable actions that are or may be customary in connection with any such Financing (provided that such agreements, certificates and other documents entered into shall be conditioned upon, and shall not take effect prior to, the Effective Time); (vii) provide Parent with such customary and relevant information as is reasonably requested by Parent to allow Parent to prepare any necessary pledge or security agreements, certificates or other documents in connection with any such Financing and otherwise reasonably facilitate the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral, and obtaining surveys and title insurance as reasonably requested by Parent; provided that neither the Company nor any of its Subsidiaries is required to enter into any such agreement, certificate or document, pledge any collateral or grant any lien or security interest or obtain a release of any existing lien or security interest prior to the Effective Time; and (viii) provide to the Financing Sources, at least five days prior to the closing date for such Financing, all documentation and other information with respect to the Company and its Subsidiaries that are required by regulatory authorities under the applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, and requested by Parent or the Financing Sources at least 10 Business Days prior to the closing date for such Financing.

(b) The Company shall (i) obtain customary payoff letters from third-party lenders and trustees with respect to the Retired Company Indebtedness and (ii) deliver or cause to be delivered such payoff letters to Parent at the Effective Time. At the Effective Time, subject to Parent making available necessary funds to do so, the Company shall, and shall cause its Subsidiaries to, permanently (A) terminate the credit facilities of the Company requested by Parent to be so terminated, if and to the extent such facilities are specified by Parent to the Company no later than 15 Business Days prior to the Effective Time, and all related contracts to which the Company or any of its Subsidiaries is a party (collectively, the “Retired Company Indebtedness”), and (B) cause to be released any Liens on its assets relating to such Retired Company Indebtedness.

(c) Notwithstanding the provisions of this Section 5.18 or any other provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement from Parent, (ii) enter into any definitive agreement that is effective prior to the Effective Time, (iii) give any indemnities that are effective prior to the Effective Time, (iv) take any action that could unreasonably interfere with the ongoing operations of the Company or its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries or (v) provide any information or take any action that will conflict with or violate its organizational documents or any applicable legal requirement or would result in a violation or breach of, or default under, any material Contract to which the Company or any of its Subsidiaries is a party or would result in the waiver of a legal privilege. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to any such Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to any such Financing) contemplated by this Section 5.18 that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Agreement will require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action pursuant to this Section 5.18 or any other provision of this Agreement that could reasonably be expected to result in personal liability to such officer or Representative or (B) the members of the Company Board as of the date hereof to approve any financing or Contracts related thereto prior to the Effective Time.

(d) All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality and Non-Disclosure Agreement, except that Parent and Merger Sub will be permitted to disclose such information (i) as is legally required to be disclosed in any offering documents related to any Financing or (ii) to any Financing Sources or prospective Financing Sources, ratings agencies and other financial institutions and investors that are or may become parties to any Financing and to any underwriters, initial purchasers or placement agents in connection with any Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (A) agree to be bound by the Confidentiality and Non-Disclosure Agreement as if parties thereto and (B) are subject to other confidentiality undertakings customary for financings of the same type as such Financing.

(e) Parent (i) indemnifies, defends and holds harmless the Company, its Subsidiaries and their respective Representatives from and against any loss, damages, claim, cost, liability, obligation or expense suffered or incurred in connection with any such Financing, any arrangement thereof and any information provided in connection therewith except (A) historical information relating thereto or other information furnished in writing by or on behalf of the Company and its Subsidiaries for use therein and (B) to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company or its Subsidiaries and (ii) promptly, upon request of the Company, reimburse the Company and its Subsidiaries for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 5.18. The provisions of this Section 5.18(e) survive termination of this Agreement.

(f) Parent and Merger Sub expressly acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, their obligations hereunder, including their obligations to consummate the Closing, are not subject to, or conditioned on, receipt of any Financing.

(g) Notwithstanding anything in this Agreement to the contrary, the Company’s breach of any of its covenants required to be performed by it under this Section 5.18 will not be considered in determining the satisfaction of the conditions in Section 6.2(b) unless such breach is intentional, material and directly results in Parent being unable to obtain the proceeds of the Financing prior to or at the Closing.

5.19 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and, after the Effective Time, the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated under this Agreement upon the terms and subject to the conditions set forth in this Agreement.

5.20 Stock Exchange Listings.

(a) Parent shall use its reasonable best efforts to cause the Parent Shares issuable to the Company Stockholders as contemplated by this Agreement to be approved for listing on The NASDAQ Stock Market, subject to official notice of issuance, prior to the Effective Time.

(b) Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable and facilitate the delisting of the Company Common Stock from the NASDAQ Stock Market by the Surviving Company as promptly as practicable after the Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

5.21 Dialog Termination Fee. Simultaneously with the execution and delivery of this Agreement by the Company, the Company shall pay to Dialog Semiconductor plc, in accordance with the requirements of the Dialog Merger Agreement, the Dialog Termination Fee.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law and other than the condition set forth in Section 6.1(a) which may not be waived by any party) at or prior to the Effective Time of each of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) (i) No Governmental Entity having competent jurisdiction shall have enacted, issued or entered any Order that remains in effect that enjoins or otherwise prohibits the Merger substantially on the terms contemplated by this Agreement, (ii) no Law shall have been enacted or promulgated by any Governmental Entity having competent jurisdiction that makes consummation of the Merger illegal and (iii) no Governmental Entity having competent jurisdiction shall have instituted any proceeding seeking any such Laws and Orders.

(c) (i) The Form S-4 shall have become effective under the Securities Act, (ii) the Form S-4 shall not be the subject of any stop order or proceedings seeking a stop order, and (iii) the SEC shall not have initiated or threatened any proceeding for that purpose or any similar proceeding in respect of the Proxy Statement/Prospectus.

(d) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and the consents or approvals from the Specified Governmental Entities shall have been obtained.

(e) The Parent Shares issuable to the Company Stockholders as contemplated by this Agreement shall have been approved for listing on The NASDAQ Stock Market, subject to official notice of issuance.

6.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to satisfaction or waiver of the following conditions, except as otherwise provided in Sections 1.2(b) or 5.4(e):

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in this Agreement (other than in (i) Section 3.1(a) (Organization), Sections 3.3(a) and (b) (Corporate Authority; Approvals; Fairness Opinion), Section 3.4(a) (Governmental Filings), Section 3.20 (Brokers and Finders), and Section 3.22 (Voting Requirement) (collectively, the “Company Specified Representations”) and (ii) Sections 3.2(a) and (b) (Capital

Structure)) will be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein except as otherwise provided in Section 3.7 and Section 3.17) as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(ii) The Company Specified Representations (x) if qualified or limited by materiality or Company Material Adverse Effect qualifications, will be true and correct as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (y) if not qualified or limited by materiality or Company Material Adverse Effect qualifications, will be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); and

(iii) The representations and warranties of the Company set forth in Sections 3.2(a) and (b) (Capital Structure) will be true and correct in all but de minimis respects as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all but de minimis respects as of such earlier date).

(b) The Company shall have performed in all material respects its covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company and dated as of the Closing Date to the effect that the conditions in Section 6.2(a) and Section 6.2(b) have been satisfied, except that if the Company has received a Deferral Notice or a Cooperation Request, then for the purpose of this Section 6.2(c) the references in Section 6.2(a) to “Closing Date” shall be references to the Satisfaction Date.

(d) Since the date of this Agreement, a Company Material Adverse Effect shall not have occurred.

6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Parent and Merger Sub set forth in this Agreement (other than in Section 4.1(a) (Organization), Sections 4.3(a) and (b) (Corporate Authority; Approvals), Section 4.4(a) (Governmental Filings), and Sections 4.2(a) and (b) (Capital Structure) (collectively, the “Parent Specified Representations”)) will be true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein except as otherwise provided in Section 4.7) as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and

(ii) The Parent Specified Representations (x) if qualified or limited by materiality or Parent Material Adverse Effect qualifications, will be true and correct as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (y) if not qualified or limited by materiality or Parent Material Adverse Effect qualifications, will be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

(b) Each of Parent and Merger Sub shall have performed in all material respects their respective covenants required to be performed by each under this Agreement at or prior to the Closing Date.

(c) The Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by a senior executive of Parent and Merger Sub, respectively, and dated as of the Closing Date to the effect that the conditions in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) Since the date of this Agreement, a Parent Material Adverse Effect shall not have occurred.

6.4 Frustration of Closing Conditions. Neither Parent, Merger Sub nor the Company may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with its obligations under this Agreement.

ARTICLE VII

TERMINATION

7.1 Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval and without the joinder of Merger Sub, by mutual written consent of the Company and Parent.

7.2 Termination by Either Parent or the Company. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by either Parent or the Company as follows:

(a) if prior to the Effective Time, the Merger, is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Order of a Governmental Entity of competent jurisdiction, provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(a) will not be available to any party whose breach of any provision of this Agreement results in or causes such Order to be issued or the failure of the Order to be removed;

(b) if the Merger has not been consummated on or before the date that is 180 days after the date of this Agreement (the “Initial Outside Date”), or such later date, if any, as Parent and the Company agree upon in writing (as such date may be extended, the “Outside Date”), provided, that, if, as of the Initial Outside Date, the only conditions to Closing set forth in Article VI that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date the notice of termination is delivered) are those set forth in Section 6.1(b) (solely with respect to Antitrust Laws) or Section 6.1(d), then the Outside Date shall be automatically extended to the date that is 270 days after the date of this Agreement, provided, further, that the right to terminate this Agreement pursuant to this Section 7.2(b) will not be available to any party whose breach of any provision of this Agreement results in or causes the failure of the Merger to be consummated by the Outside Date; or

(c) if the Company Stockholders Meeting (including any adjournment or postponement thereof in accordance with the terms of this Agreement) has concluded, the Company Stockholders have voted, and the Company Stockholder Approval was not obtained.

7.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company at any time prior to the Effective Time as follows:

(a) in order for the Company to concurrently enter into an Alternative Company Acquisition Agreement for a Company Superior Proposal, provided that the Company has complied with Section 5.3(d) in all material respects and the Company pays to Parent substantially concurrently with such termination any fees required to be paid pursuant to Section 7.5(b); or

(b) if Parent or Merger Sub breaches any representation, warranty or covenant made by Parent or Merger Sub in this Agreement and such breach (i) is not curable by the Outside Date or, if curable, is not cured prior to the 45th day after written notice thereof is given by the Company to Parent and (ii) would result in the conditions in Section 6.3(a) or Section 6.3(b) failing to be satisfied; provided, however, that the Company is not then in breach of this Agreement such that either Section 6.2(a) or Section 6.2(b) would not be capable of being satisfied by the Outside Date.

7.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent at any time prior to the Effective Time as follows:

(a) if the Company breaches any representation, warranty or agreement made by the Company in this Agreement (other than Section 5.3) and such breach (i) is not curable by the Outside Date or, if curable, is not cured prior to the 45th day after written notice thereof is given by Parent to the Company and (ii) would result in the conditions in Section 6.2(a) or Section 6.2(b) failing to be satisfied); provided, however, that Parent is not then in breach of this Agreement such that either Section 6.3(a) or Section 6.3(b) would not be capable of being satisfied by the Outside Date;

(b) if a Company Change of Recommendation occurs; or

(c) if the Company willfully or intentionally breaches any of its covenants in Section 5.3(a) in any material respect.

7.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement pursuant to this Article VII, this Agreement will terminate and become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, (i) the provisions set forth in this Section 7.5, the reimbursement and indemnification provisions set forth in Section 5.18, Article VIII and the Confidentiality and Non-Disclosure Agreement will survive the termination of this Agreement and (ii) nothing herein will relieve the Company, Parent or Merger Sub from liability for any willful action or omission to act occurring prior to such termination, undertaken with the Knowledge of such party that the taking of such act or failure to act would result in a breach of any of its representations, warranties or covenants in this Agreement, and any aggrieved party will be entitled to all rights and remedies at law or in equity, including the right of the aggrieved party to seek the benefit of its bargain (in the case of the Company, the benefit expected by the Company Stockholders).

(b) The Company will pay to Parent or one or more Persons designated by Parent a termination fee of $137,300,000 in cash (the “Company Termination Fee”) if this Agreement is terminated as follows:

(i) by the Company pursuant to Section 7.3(a), such payment to be made before or concurrently with such termination; or

(ii) by Parent pursuant to Section 7.4(b), such payment to be made within two Business Days following such termination, unless at the time of Parent’s termination, the Company has provided notice of termination pursuant to Section 7.3(b), in which case no amount shall be payable pursuant to this Section 7.5(b)(ii); or

(iii) if (A) this Agreement is terminated pursuant to Section 7.2(b), Section 7.2(c) or Section 7.4(a) (in the case of Section 7.4(a) where the breach arises out of or results from an intentional act by the Company), (B) a Company Acquisition Proposal has been publicly announced and not withdrawn at any time prior to the date of such termination, and (C) within twelve months after the date of such termination, the Company enters into a definitive agreement relating to a Company Acquisition Proposal and such Company Acquisition Proposal is ultimately consummated (whether or not during the foregoing 12 month period) or the Company consummates a Company Acquisition Proposal, in which case (upon the occurrence of all of the events described in clauses (A) through (C) of this Section 7.5(b)(iii)), the Company will pay to Parent the Company Termination Fee on a date not later two Business Days after demand by Parent; provided, however, that for purposes of this Section 7.5(b)(iii), the references in the definition of Company Acquisition Proposal to “15% or more” will be deemed to be references to “more than 50%” and “less than 85%” will be deemed to be references to “less than 50%”; or

(iv) by Parent pursuant to Section 7.4(c), such payment to be made within two Business Days following such termination.

(c) The Company will pay to Parent or one or more Persons designated by Parent by way of reimbursement of the reasonable out-of-pocket costs incurred by Parent in connection with the transactions contemplated by this Agreement up to $20,000,000 if the Agreement is terminated by the Company or Parent pursuant to Section 7.2(c). Any Company Termination Fee that subsequently becomes payable hereunder shall be reduced by any amount previously paid by the Company pursuant to this Section 7.5(c).

(d) Parent will pay to the Company or one or more Persons designated by the Company a termination fee of $250,000,000 in cash (the “Parent Termination Fee”) if this Agreement is terminated as follows:

(i) by Parent or the Company pursuant to Section 7.2(b), if, as of the time of such termination, the only conditions to Closing set forth in Article VI that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date the notice of termination is delivered) are those set forth in Section 6.1(b) (solely with respect to Antitrust Laws) or Section 6.1(d) and such failure to be satisfied is due to (A) the failure to receive any required consent or approval (including the expiration of any waiting period and any extension thereof under the HSR Act) from a Specified Governmental Entity pursuant to Antitrust Laws or (B) any action (including the enacting, issuing, entry or promulgation of Orders or Laws or instituting of proceedings) by any Specified Governmental Entity to enjoin or otherwise prohibit the Merger or make it illegal pursuant to Antitrust Laws, such payment to be made concurrently with such termination, in the case of a termination by Parent, or within two Business Days following such termination, in the case of a termination by the Company; or

(ii) by Parent or the Company pursuant to Section 7.2(a), if the Order is pursuant to Antitrust Laws, such payment to be made concurrently with such termination, in the case of a termination by Parent, or within two Business Days following such termination, in the case of a termination by the Company.

(e) All amounts paid pursuant to this Section 7.5 will be by wire transfer of immediately available funds to an account directed by the party hereto entitled to payment.

(f) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement, (iii) the Company Termination Fee is not a penalty, but rather constitutes damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such Company Termination Fee is payable, and (iv) the Parent Termination Fee is not a penalty, but rather constitutes damages in a reasonable amount that will compensate the Company in the circumstances in which such Parent Termination Fee is payable.

(g) In the event that the Company shall fail to pay the Company Termination Fee when due, the Company shall reimburse Parent and Merger Sub for all reasonable costs and expenses actually incurred or accrued by them (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.5, together with interest on the Company Termination Fee at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(h) In the event that Parent shall fail to pay the Parent Termination Fee when due, Parent shall reimburse the Company for all costs and expenses actually incurred or accrued by it (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.5, together with interest on the Parent Termination Fee at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(i) Except as otherwise expressly contemplated by Section 7.5(a), notwithstanding anything to the contrary in this Agreement, in the event that this Agreement is terminated in accordance with Article VII and the Company Termination Fee is paid to Parent (or its designee) in accordance with the provisions of this Agreement, payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent, Merger Sub and each of their respective Affiliates against the Company, the Company’s Subsidiaries and any of their respective former, current and future Affiliates, and each of their respective directors, officers, employees, stockholders, controlling Persons, agents or Representatives for any liability, loss or damage based upon, arising out of or relating to this Agreement, the negotiation, execution, performance or any actual or purported breach hereof or the transactions contemplated by this Agreement or in respect of any other document or theory of law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(j) Except as otherwise expressly contemplated by Section 7.5(a), notwithstanding anything to the contrary in this Agreement, in the event that this Agreement is terminated in accordance with Article VII and the Parent Termination Fee is paid to the Company (or its designee) in accordance with the provisions of this Agreement, payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company and its Affiliates against the Parent, Parent’s Subsidiaries, the Financing Sources and any of their respective former, current and future Affiliates, and each of their respective directors, officers, employees, stockholders, controlling Persons, agents or Representatives for any liability, loss or damage based upon, arising out of or relating to this Agreement, the negotiation, execution, performance or any actual or purported breach hereof or the transactions contemplated by this Agreement or in respect of any other document or theory of law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(k) No Financing Source shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Notwithstanding any provision of this Agreement, in no event shall the Company or any of its stockholders, partners, members, Affiliates, directors, officers, employees, controlling persons and other Representatives (each, a “Company Related Party”), and the Company agrees not to and to cause its Company Related Parties not to, (A) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or (B) seek to enforce the commitment against, make any claims for breach of the Financing commitment against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, including in connection with the Financing commitments (if any) or the obligations of Financing Sources thereunder. Nothing in this Section 7.5(k) shall in any way limit or qualify the obligations and liabilities of the parties to any commitment letter for a Financing to each other or in connection therewith.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Nonsurvival of Representations and Warranties. None of the representations or warranties in this Agreement or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement will survive the Effective Time. This Section 8.1 will not limit any provision in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

8.2 Notices. All notices and other communications among the parties will be in writing and will be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service, or (c) when delivered by email and promptly confirmed by delivery in person or by post or overnight courier as aforesaid in each case, addressed as follows:

if to Parent or Merger Sub, or, after the Closing, the Surviving Company, to:

Microchip Technology Incorporated
2355 W. Chandler Blvd.
Chandler, AZ 85224
Attention: Kim van Herk, Vice President and General Counsel
Email: kim.vanherk@microchip.com

With a copy to:

Wilson Sonsini Goodrich & Rosati PC
1 Market Street, Suite 3300
San Francisco, California 94105
Attention:	Robert T. Ishii
Email:	rishii@wsgr.com

if to the Company, to:

Atmel Corporation
1600 Technology Drive
San Jose, California 95110
Attention:	Scott Wornow
Email:	scott.wornow@atmel.com

With a copy to:

Jones Day
1755 Embarcadero Road
Palo Alto, California 94303
Attention:	Khoa D. Do and Daniel R. Mitz
Email:	kddo@jonesday.com
drmitz@jonesday.com

or to such other address or addresses as the parties may from time to time designate in writing.

8.3 Interpretation.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference will be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) The mere inclusion of any item in any section or subsection of the Company Disclosure Schedule as an exception to any representation or warranty or otherwise will not be deemed to constitute an admission by the Company, or to otherwise imply, that any such item has had or would reasonably be expected to have a Company Material Adverse Effect or otherwise represents an exception or material development, fact, change, event, effect, occurrence or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any section or subsection of the Company Disclosure Schedule are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Disclosure of any item in any section or subsection of the Company Disclosure Schedule will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent. Headings inserted in the sections or subsections of the Company Disclosure Schedule are for convenience of reference only and will not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

(d) The mere inclusion of any item in any section or subsection of the Parent Disclosure Schedule as an exception to any representation or warranty or otherwise will not be deemed to constitute an admission by Parent or Merger Sub, or to otherwise imply, that any such item has had or would reasonably be expected to have a Parent Material Adverse Effect or otherwise represents an exception or material development, fact, change, event, effect, occurrence or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any section or subsection of the Parent Disclosure Schedule are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Disclosure of any item in any section or subsection of the Parent Disclosure Schedule will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent. Headings inserted in the sections or subsections of the Parent Disclosure Schedule are for convenience of reference only and will not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

(e) Certain Definitions. For purposes of this Agreement, the term:

“2014 Company 10-K” has the meaning set forth in Section 3.17(a).

“Acceptable Company Confidentiality Agreement” means one or more executed confidentiality agreements on terms that the Company Board determines in good faith are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality and Non-Disclosure Agreement.

“Affected Employee” has the meaning set forth in Section 5.9(b).

“Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Company Acquisition Agreement” has the meaning set forth in Section 5.3(a).

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including, as applicable, foreign antitrust or competition Laws.

“Anti-Corruption Laws” has the meaning set forth in Section 3.8(d).

“Assumed Equity Award” has the meaning set forth in Section 5.15(c).

“Assumed Unit” has the meaning set forth in Section 5.15(b).

“Average Parent Closing Price” means the average closing price for a share of Parent Common Stock, rounded to the nearest one-tenth of a cent, on The NASDAQ Stock Market for the ten most recent trading days ending on the trading day that is immediately prior to the Closing Date, as reported by Bloomberg L.P. on a dividend-adjusted basis.

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Book-Entry Shares” has the meaning set forth in Section 2.1(d).

“Business Day” means any day ending at 11:59 p.m. (New York City time) other than a Saturday or Sunday or other day on which banks are required or authorized to close in The City of New York.

“Cash Consideration” has the meaning set forth in Section 2.1(c)(i).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Closing” has the meaning set forth in Section 1.2(a).

“Closing Date” has the meaning set forth in Section 1.2(a).

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) (other than Parent, Merger Sub or any Affiliate of any of the foregoing) relating to any single transaction or series of related transactions involving: (a) any direct or indirect sale, acquisition, purchase, exchange, transfer, license or lease of (1) assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries that generate or constitute 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (2) shares of Company Common Stock or other equity securities of the Company which together with any other shares of Company Common Stock or other equity securities of the Company beneficially owned by such Person or “group,” would equal 15% or more of aggregate equity interests or voting power of the Company, (b) any tender offer or exchange offer that, if consummated, would result in any Person or “group” owning, directly or indirectly, 15% or more of the aggregate equity interests or voting power of the Company, (c) any merger, consolidation, business combination, binding share exchange or similar transaction involving the Company or one or more of its Subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, pursuant to which the stockholders of the Company or such Subsidiary or Subsidiaries, as applicable, immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction, (d) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or one or more of its Subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole or (e) any combination of the foregoing.

“Company Balance Sheet” has the meaning set forth in Section 3.6(b).

“Company Balance Sheet Date” has the meaning set forth in Section 3.6(b).

“Company Benefit Plans” means all employee or director benefit plans, programs, policies, agreements or other arrangements within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”) and any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries.

“Company Board” has the meaning set forth in the Recitals.

“Company Bylaws” means the bylaws of the Company.

“Company Certificate” has the meaning set forth in Section 2.1(d).

“Company Change of Recommendation” has the meaning set forth in Section 5.3(d).

“Company Charter” means the certificate of incorporation of the Company originally filed with the Secretary of State of the State of Delaware on March 4, 1999, as amended and restated from time to time.

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Customer Contract” shall mean any express or implicit agreement under which the Company or any of its Subsidiaries grants to a customer of its business a non-exclusive license for the customer’s internal use of Company-Owned IP.

“Company Data Room” shall mean the Toppan HIVE virtual data room established in connection with this transaction.

“Company Disclosure Schedule” has the meaning set forth in Article III.

“Company Employee” means current employees, officers, consultants, individual independent contractors or directors of the Company or any of its Subsidiaries.

“Company Equity” has the meaning set forth in Section 5.1(d).

“Company ERISA Affiliate” means each trade or business (whether or not incorporated) under common control (within the meaning of Section 4001(b) of ERISA) with the Company, or which together with the Company is treated as a single employer under Section 414(t) of the Code.

“Company ESPP” has the meaning set forth in Section 5.15(d).

“Company Fee Letter” has the meaning set forth in Section 3.20.

“Company Filings” has the meaning set forth in Section 3.5(a).

“Company Financial Advisor” has the meaning set forth in Section 3.3(c).

“Company Foreign Benefit Plan” means any Company Benefit Plan that provides benefits only for employees, consultants, independent contractors, or directors of the Company, any of its Subsidiaries or any Company ERISA Affiliate who are employed or otherwise regularly providing service outside of the United States.

“Company Inbound Licenses” means Contracts pursuant to which any Person has licensed any Intellectual Property to the Company or granted to the Company any covenant not to sue or substantial right of use with respect to any Intellectual Property (other than “shrink-wrap” or similar “off-the-shelf” software).

“Company Insurance Arrangements” has the meaning set forth in Section 3.15.

“Company Intervening Event” has the meaning set forth in Section 5.3(d).

“Company Lease” has the meaning set forth in Section 3.16(c).

“Company Major Customer” has the meaning set forth in Section 3.18.

“Company Major Supplier” has the meaning set forth in Section 3.18.

“Company Material Adverse Effect” means any facts, circumstances, events or changes that, individually or when combined together with all other facts, circumstances, events or changes, would reasonably be expected to (i) have a materially adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevent or materially delay the Company from consummating the Merger; provided, however that in no event will any of the following facts, circumstances, events or changes, alone or in combination, be deemed to constitute, nor will any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be a “Company Material Adverse Effect” under clause (i): (a) general economic or political conditions or the securities, credit or financial markets in general, (b) those generally affecting any industry in which the Company or its Subsidiaries operate, including general changes in Law or regulation across such industries, (c) those arising from or otherwise relating to the announcement of this Agreement or the pendency of the Merger or any Company Acquisition Proposal, including costs and expenses related thereto, (d) those arising from or otherwise relating to any acts required to be taken to remain in compliance with the terms of, or the taking of any action required by, this Agreement or consented to by or taken at the request of Parent or Merger Sub, (e) those arising from or otherwise relating to any natural disaster, act of terrorism, cyberattack, insurrection, war, national or international calamity or any other similar event, (f) those arising from or otherwise relating to the identity of Parent, Merger Sub or any of their Affiliates as participants in the transactions contemplated by this Agreement or the other agreements described in the recitals hereof, (g) those arising from or otherwise relating to changes in GAAP or the interpretation thereof by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP or (h) those arising from or otherwise relating to any changes in any Tax Law, except, in the case of the foregoing clauses (a), (b), (e) and (g), to the extent such facts, circumstances, events or changes referred to therein have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company conducts its businesses after taking into account the size of the Company relative to such other companies. For the avoidance of doubt, the parties agree that any decline in the stock price of the shares of Company Common Stock on the NASDAQ Stock Market or any failure to meet internal or published (including those published by third parties) projections, forecasts or revenue or earning predictions for any period will not, in and of itself, constitute a Company Material Adverse Effect, it being understood that, subject to the exclusions noted above, the facts or occurrences giving rise or contributing to such decline or failure may be deemed to constitute, or be taken into account in determining whether there has been or could reasonably be expected to be, a Company Material Adverse Effect.

“Company Material Contracts” has the meaning set forth in Section 3.17(a).

“Company Outbound Licenses” shall mean Contracts pursuant to which the Company has granted any Person a license to use any Company-Owned IP or a covenant not to sue or other substantial right of use with respect to any Company-Owned IP, other than Company Customer Contracts.

“Company-Owned IP” means the Intellectual Property, other than Company Inbound Licenses, owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Owned Real Property” has the meaning set forth in Section 3.16(b).

“Company Permits” has the meaning set forth in Section 3.8(b).

“Company Preferred Stock” means the preferred stock of the Company.

“Company Recommendation” has the meaning set forth in Section 3.3(b)(iii).

“Company Related Party” has the meaning set forth in Section 7.5(j).

“Company SEC Documents” has the meaning set forth in Section 3.5(a).

“Company Specified Representations” has the meaning set forth in Section 6.2(a)(i).

“Company Stock Option” has the meaning set forth in Section 5.15(a).

“Company Stock Plans” has the meaning set forth in Section 5.15(a).

“Company Stockholder Approval” has the meaning set forth in Section 3.22.

“Company Stockholders” has the meaning set forth in the Recitals.

“Company Stockholders Meeting” has the meaning set forth in Section 5.6(b).

“Company Superior Proposal” means a bona fide, unsolicited written Company Acquisition Proposal (except the references therein to “15%” shall be replaced by “50%” or more) by a third party unaffiliated with the Company that the Company Board determines in good faith by a majority vote (after receiving the advice of a financial advisor and outside legal counsel and taking into account all legal, financial, regulatory, timing, break-up fees, expense reimbursement provisions, conditions to consummation, certainty and other aspects of such proposal as the Company Board determines to be appropriate and any other relevant factors permitted or required to be taken into account by applicable Law, including taking into account any counterproposal by Parent to amend the terms of this Agreement pursuant to Section 5.3(d)) that such proposed Company Acquisition Proposal (i) is reasonably capable of being timely consummated on the terms proposed and (ii) would, if consummated in accordance with its terms, result in a transaction that is more favorable from a financial point of view to the Company Stockholders than the Merger and the transactions contemplated hereunder (including with respect to any counterproposal by Parent to amend the terms of this Agreement pursuant to Section 5.3(d)).

“Company Termination Fee” has the meaning set forth in Section 7.5(b).

“Company Unit” has the meaning set forth in Section 5.15(b).

“Confidentiality and Non-Disclosure Agreement” means the letter agreement dated as of July 29, 2015, between the Company and Parent.

“Contract” means any agreement, lease, license, contract, note, mortgage, indenture or other obligation.

“Cooperation Request” has the meaning set forth in Section 5.4(e)(ii).

“Deferral Notice” has the meaning set forth in Section 1.2(b).

“Deferral Quarter” has the meaning set forth in Section 1.2(b).

“Designated Employees” means those employees located in the United Kingdom whose job function will be primarily related to the Company’s touchscreen controllers division.

“DGCL” has the meaning set forth in the Recitals.

“Dialog Termination Fee” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 2.4.

“D&O Insurance” has the meaning set forth in Section 5.11(c).

“DTC” has the meaning set forth in Section 2.2(b)(vii).

“Effective Time” has the meaning set forth in Section 1.3.

“Enhanced Covenants” has the meaning set forth in Section 5.1.

“Enhanced Covenants Date” has the meaning set forth in Section 5.1.

“Environmental Law” means any Law, including permits required thereunder, relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant or animal life, or any other natural resource), (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of hazardous or toxic substances or wastes, in each case as in effect at the date hereof, or (c) the protection of human health or safety (to the extent relating to exposure to hazardous or toxic substances or wastes).

“ERISA” has the meaning set forth in the definition of Company Benefit Plans.

“Excess Parent Shares” has the meaning set forth in Section 2.2(e)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 2.2(a).

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Exchange Ratio” has the meaning set forth in Section 2.1(c)(ii).

“Exchange Trust” has the meaning set forth in Section 2.2(e)(ii).

“Final Purchase Date” has the meaning set forth in Section 5.15(d).

“Financing” has the meaning set forth in Section 5.18(a).

“Financing Sources” means the Persons that have committed to provide or arrange or otherwise entered or will enter into agreements with Parent in connection with any Financing, and the parties to any joinder agreements, indentures, purchase agreements, underwriting agreements, or credit agreements entered pursuant thereto or relating thereto, together with their respective former, current or future general or limited partners, direct or indirect stockholders, managers, members, Affiliates, officers, directors, employees, agents and representatives, successors and assigns and any former, current or future general or limited partner, direct or indirect stockholder, manager, member, Affiliate, officer, director, employee, agent, representative, successor or assign of any of the foregoing.

“Form S-4” has the meaning set forth in Section 3.19.

“French Foreign Investment Application” has the meaning set forth in Section 5.4(d).

“French Foreign Investment Laws” has the meaning set forth in Section 3.4(a).

“French Ministry of the Economy” has the meaning set forth in Section 3.4(a).

“GAAP” means the United States generally accepted accounting principles, as adopted and applied by the Company or Parent in their respective financial statements, as applicable.

“Governmental Entity” has the meaning set forth in Section 3.4(a).

“Hazardous Materials” means any substance, material, chemical, element, compound, mixture, solution, and/or waste presently listed, defined, designated, identified, or classified as hazardous, toxic, radioactive, dangerous or other words of similar import, or otherwise regulated, or which can form the basis for liability, under any Environmental Law. Hazardous Material includes any substance, element, compound, mixture, solution and/or waste to which exposure is regulated by any Governmental Entity or any Environmental Law, including but not limited to any toxic waste, pollutant, contaminant, hazardous substance (including toxic mold), toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” has the meaning set forth in Section 3.4(a).

“Implied Exchange Ratio” has the meaning set forth in Section 2.1(c)(ii).

“Indemnified Parties” has the meaning set forth in Section 5.11(a).

“Initial Outside Date” has the meaning set forth in Section 7.2(b).

“Intellectual Property” means all intellectual property and associated rights in any jurisdiction, including all (a) trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, logos, slogans, trade dress and all other source or business identifiers and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing, (b) Internet domain names, (c) patent disclosures, patent applications and patents and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof (collectively, “Patents”), (d) trade secrets and know-how, including all proprietary or confidential inventions, improvements, processes, methods, techniques, modifications, compilations, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies and other proprietary or other confidential information, (e) works of authorship (whether or not copyrightable), copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, software, databases and database rights, and (f) rights of publicity and privacy.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) when referring to the knowledge of the Company or any of its Subsidiaries, the actual knowledge of the persons listed under Annex A, “Knowledge Group,” of the Company Disclosure Schedule and (ii) when referring to the knowledge of Parent or any of its Subsidiaries, the actual knowledge of the persons listed under Annex A, “Knowledge Group,” of the Parent Disclosure Schedule.

“Law” means any domestic or foreign laws (including common law), statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted or promulgated by, or agreements entered into with, any Governmental Entity and any judicial interpretation thereof.

“Liens” means any lien, charge, pledge, security interest, claim or other encumbrance.

“made available” relating to any statement in the Agreement to the effect that any information, document or other material has been “made available” shall mean that (a) with respect to such information, document or other material made available by the Company: (i) such information, document or material was made available by the Company for review by Parent or its Representatives prior to the execution of the Agreement or (ii) such information, document or material was publicly filed by the Company prior to the execution of this Agreement and (b) with respect to information, documents or other material made available by Parent: (i) such information, document or material was made available by Parent for review by the Company or its Representatives prior to the execution of the Agreement or (ii) such information, document or material was publicly filed by Parent prior to execution of this Agreement.

“Maximum Exchange Ratio” has the meaning set forth in Section 2.1(c)(ii).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” means the Cash Consideration, the Stock Consideration, the Supplemental Cash Consideration and cash for fractional shares in accordance with Section 2.2(e).

“Merger Sub” has the meaning set forth in the Preamble.

“NASDAQ Stock Market” means the NASDAQ Global Select Stock Market.

“No-Shop Period” has the meaning set forth in Section 5.3(a).

“Non-Executive Employee” means an employee who has a position or job title level which is below an executive, vice president or director position or job title level.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Option Notice Period” has the meaning set forth in Section 5.15(a).

“Order” means any order, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“Outside Date” has the meaning set forth in Section 7.2(b).

“Parent” has the meaning set forth in the Preamble.

“Parent Balance Sheet” has the meaning set forth in Section 4.6(b).

“Parent Balance Sheet Date” has the meaning set forth in Section 4.6(b).

“Parent Board” has the meaning set forth in the Recitals.

“Parent Bylaws” means the bylaws of Parent.

“Parent Charter” means the certificate of incorporation of Parent originally filed with the Secretary of State of the State of Delaware on February 14, 1989, as amended and restated from time to time.

“Parent Common Stock” means shares of common stock, par value $0.001 per share, of Parent.

“Parent Disclosure Schedule” has the meaning set forth in Article IV.

“Parent Filings” has the meaning set forth in Section 4.5(a).

“Parent Financial Advisor” means JPMorgan Chase & Co.

“Parent Material Adverse Effect” means any facts, circumstances, events or changes that, individually or when combined together with all other facts, circumstances, events or changes, would reasonably be expected to (i) have a materially adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) prevent or materially delay Parent or Merger Sub from consummating the Merger; provided, however that in no event will any of the following facts, circumstances, events or changes, alone or in combination, be deemed to constitute, nor will any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be a “Parent Material Adverse Effect” under clause (i): (a) general economic or political conditions or the securities, credit or financial markets in general, (b) those generally affecting any industry in which Parent or its Subsidiaries operate, including general changes in Law or regulation across such industries, (c) those arising from or otherwise relating to the announcement of this Agreement or the pendency of the Merger, including costs and expenses related thereto, (d) those arising from or otherwise relating to any acts required to be taken to remain in compliance with the terms of, or the taking of any action required by, this Agreement or consented to by or taken at the request of the Company, (e) those arising from or otherwise relating to any natural disaster, act of terrorism, cyberattack, insurrection, war, national or international calamity or any other similar event, (f) those arising from or otherwise relating to changes in GAAP or the interpretation thereof by the International Accounting Standards Board, the Financial Accounting Standards Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP or (g) those arising from or otherwise relating to any changes in any Tax Law, except, in the case of the foregoing clauses (a), (b), (e) and (f), to the extent such facts, circumstances, events or changes referred to therein have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to other companies in the industries in which Parent conducts its businesses after taking into account the size of Parent relative to such other companies. For the avoidance of doubt, the parties agree that any decline in the stock price of Parent Shares on the NASDAQ Stock Market or any failure to meet internal or published (including those published by third parties) projections, forecasts or revenue or earning predictions for any period will not, in and of itself, constitute a Parent Material Adverse Effect, it being understood that, subject to the exclusions noted above, the facts or occurrences giving rise or contributing to such decline or failure may be deemed to constitute, or be taken into account in determining whether there has been or could reasonably be expected to be, a Parent Material Adverse Effect.

“Parent Preferred Stock” means preferred stock of Parent.

“Parent RSUs” means Parent restricted stock units.

“Parent SEC Documents” has the meaning set forth in Section 4.5(a).

“Parent Shares” has the meaning set forth in the Recitals.

“Parent Specified Representations” has the meaning set forth in Section 6.3(a).

“Parent Stock Options” means any outstanding option to purchase Parent Shares, whether vested or unvested.

“Parent Stockholders” has the meaning set forth in the Recitals.

“Parent Termination Fee” has the meaning set forth in Section 7.5(c).

“Patents” has the meaning set forth in the definition of Intellectual Property.

“Permitted Liens” means any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due, or being contested in good faith or for which adequate accruals or reserves have been established on the most recent consolidated balance sheet included in the Company SEC Documents or Parent SEC Documents, as applicable, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (C) that is disclosed on the Company Balance Sheet or the Parent Balance Sheet, as applicable, or notes thereto or securing liabilities reflected on the Company Balance Sheet or the Parent Balance Sheet, as applicable, (D) that is incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations (including letters of credit in lieu of any such bonds or to support the issuance thereof), (E) that is any zoning, building or other similar code or regulation not violated by the current use or occupancy of any assets to which they relate in the business of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, as currently conducted, (F) that constitutes any easement, right-of-way, covenant, restriction or other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, as currently conducted and which are not violated by the current use or occupancy of any assets to which they relate in the business of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, as currently conducted, (G) that is a Lien arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff, or similar rights, (H) that is any interest or title of a lessor under any leases or subleases entered into by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, in the ordinary course of business, (I) that is a purchase money security interest in equipment or other property or improvements thereto hereafter acquired (or, in the case of improvements, constructed) by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable (including the interests of vendors and lessors under conditional sale and title retention agreements and similar arrangements for the sale of goods entered into by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, in the ordinary course of business as conducted from time to time) or (J) that is a contractual right of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance or incurrence of indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, in the ordinary course of business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Proxy Statement/Prospectus” has the meaning set forth in Section 5.6(a).

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, migrating, dumping, discarding, depositing, burying, abandoning or disposing into the environment.

“Replacement Employee” means an individual to be hired by the Company or its Subsidiaries who (A) is not an independent contractor or other non-employee service provider, (B) is hired after the date of this Agreement, and (C) performs functions, or assumes responsibilities, that are substantially similar or equivalent to those functions performed or responsibilities assumed by a former employee of the Company or any of its Subsidiaries in the ordinary course of business.

“Representatives” means all accountants, consultants, legal counsel, investment bankers, financial advisors, agents and other similar representatives, including any of the foregoing parties’ controlled Affiliates.

“Retired Company Indebtedness” has the meaning set forth Section 5.18.

“Satisfaction Date” has the meaning set forth in Section 1.2(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Shares” means shares of Company Common Stock.

“Specified Governmental Entities” means the Governmental Entities listed in Section A of the Company Disclosure Schedule.

“Stock Consideration” has the meaning set forth in Section 2.1(c)(ii).

“Subsidiary” means, with respect to any Person, any other Person of which more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Surviving Company” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and including liability for the payment of any such amounts as a result of being or having been either (A) a member of an affiliated, consolidated, combined, unitary or aggregate group or as a transferee or successor, or (B) a party to any tax sharing agreement or as a result of any obligation to indemnify any other Person with respect to any such amounts.

“Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Transition Period” has the meaning set forth in Section 5.9(b).

“Treasury Regulation” means those regulations promulgated by the United States Department of the Treasury.

8.4 Counterparts. This Agreement may be executed in any number of counterparts (including by pdf or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the parties and delivered (including by email) to the other parties, and all such counterparts will together constitute one and the same agreement.

8.5 Entire Agreement. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule and all other schedules and exhibits hereto) and the Confidentiality and Non-Disclosure Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. Each party agrees that except for the representations and warranties contained in Article III (including the Company Disclosure Schedule) and Article IV (including the Parent Disclosure Schedule) or in any certificate or schedule delivered pursuant to this Agreement, neither Parent, Merger Sub or the Company makes any other representations and warranties and hereby disclaims any other representations and warranties made by itself or any of its representatives, with respect to the execution and delivery of this Agreement, notwithstanding the delivery or disclosure to any other party or any other party’s representative of any document or other information with respect to any one or more of the foregoing.

8.6 No Third Party Beneficiaries. Except after the Effective Time for Indemnified Parties under Section 5.11 and this Section 8.6, the representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto and, only with respect to Sections 7.5(j), 7.5(k), 8.7, 8.10 and this Section 8.6, any Financing Source, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and, only with respect to Sections 7.5(j), 7.5(k), 8.7, 8.10 and this Section 8.6, any Financing Source any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

8.7 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement will be construed and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware. Notwithstanding the foregoing, without limiting anything set forth in Sections 7.5(i), 7.5(j) and 7.5(k), each party hereto agrees that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Financing or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to any commitment letter for a Financing or the performance thereof, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of Law or conflict of Laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York (except as expressly specified in any commitment letter for a Financing, the commitment relating to any alternative financing or in any definitive document related to such Financing).

(b) Except as set forth in this Section 8.7(b), all actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The parties hereto (i) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any action arising out of or relating to this Agreement or the Merger or any other transaction contemplated by this Agreement and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such action is brought in an inconvenient forum, that the venue of such action is improper or that this Agreement or the Merger or any other transaction contemplated by this Agreement may not be enforced in or by any of the above-named courts; provided that, notwithstanding anything herein to the contrary, without limiting anything set forth in Sections 7.5(i), 7.5(j) and 7.5(k), each of the parties hereto agrees (a) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (b) not to bring or permit any of its affiliates or representatives to bring or support anyone else in bringing any such action in any other court, (c) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (d) that the laws described in the last sentence of Section 8.7(a) shall govern any such action and (e) to waive and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court. Each of the parties hereto agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 8.2 or such other manner as may be permitted by Law, will be valid and sufficient service of process.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY LITIGATION AGAINST ANY FINANCING SOURCES ARISING OUT OF THIS AGREEMENT OR ANY COMMITMENT LETTER FOR A FINANCING.

8.8 Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto; provided, however, that Merger Sub will be permitted to assign its rights and obligations under this Agreement to any Subsidiary of Parent; provided further, however, that such assignment by Merger Sub will not (i) relieve Parent or Merger Sub of any of its obligations hereunder or enlarge, alter or change any obligation of the Company or (ii) impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement. Any purported assignment in violation of this Agreement is void.

8.9 Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy (except with respect to the payment of the Company Termination Fee or Parent Termination Fee, if applicable, in accordance with Section 7.5), would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the other provisions of this Section 8.9, the parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of the parties hereto to consummate the Merger) without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish, or otherwise impair, any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of Company, Parent or Merger Sub would have entered into this Agreement; provided, however, that (i) Parent and Merger Sub shall not be entitled to any such injunction or injunctions, specific performance, or other equitable relief if the Agreement is terminated and the Company has paid the Company Termination Fee in accordance with Section 7.5, (ii) the Company shall not be entitled to any such injunction or injunctions, specific performance, or other equitable relief if the Agreement is terminated and Parent has paid the Parent Termination Fee in accordance with Section 7.5 and (iii) each of Parent, Merger Sub and the Company shall not be entitled to any injunction or injunctions, specific performance, or other equitable relief with respect to the specific act of the Company Board effecting a Company Change of Recommendation in breach of this Agreement. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.9 will not be required to provide any bond or other security in connection with any such order or injunction.

8.10 Amendment. This Agreement may be amended by the parties at any time before or after the Company Stockholder Approval; provided, however, that, after such approval, there is not to be made any amendment that by Law requires further approval by the Company Stockholders, without further approval of such Company Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a modification, amendment, or waiver of those rights. Notwithstanding anything to the contrary contained herein, Sections 7.5(i), 7.5(j), 7.5(k), 8.6, 8.7 and this Section 8.10 (and any provision (including any defined term therein) of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any material respect to a Financing Source without the prior written consent of such Financing Source.

8.11 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and, together with the other provisions of this Agreement for the benefit of such party, may be waived in writing by such party in whole or in part to the extent permitted by applicable Laws.

8.12 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.13 Obligations of Subsidiaries. Whenever this Agreement requires a Subsidiary of any party to take any action, such requirement will be deemed to include an undertaking on the part of the party to cause such Subsidiary (including, after the Effective Time, the Surviving Company and its Subsidiaries) to take such action.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

ATMEL CORPORATION

By:	/s/ Steven Laub
Name: Steven Laub
Title: President & CEO

MICROCHIP TECHNOLOGY INCORPORATED

By:	/s/ Steve Sanghi
Name: Steve Sanghi
Title: President & CEO

HERO ACQUISITION CORPORATION

By:	/s/ J. Eric Bjornholt
Name: J. Eric Bjornholt
Title: President

[Signature Page to Merger Agreement]

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ATMEL CORPORATION

FIRST: The name of the corporation is Atmel Corporation (the “Corporation”).

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,500, and the par value of each such share is $0.01, amounting in the aggregate to $15.00.

FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SIXTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

SEVENTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

EIGHTH: (1) To the fullest extent permitted by Delaware Law as the same exists or may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duties as a director.

(2) The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation.

(3) Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

NINTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

Annex B

January 19, 2016

Board of Directors

Atmel Corporation

1600 Technology Drive

San Jose, CA 95110

Members of the Board:

We understand that Atmel Corporation (the “Company”), Microchip Technology Incorporated (“Parent”), and Hero Acquisition Corporation, a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of January 19, 2016 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”), other than shares held in treasury or held by Parent or any subsidiary of Parent or the Company and shares as to which dissenters’ right have been perfected, will be converted into the right to receive (i) $7.00 in cash (the “Cash Consideration”), (ii) a fraction of a share of common stock of Parent (“Parent Common Stock”) equal to the lesser of (A) the quotient of (x) $1.15 divided by the Average Parent Closing Price (as defined in the Merger Agreement) (the “Implied Exchange Ratio” and (y) the Maximum Exchange Ratio (as defined in the Merger Agreement) (the lesser of the Implied Exchange Ratio and the Maximum Exchange Ratio being the “Exchange Ratio”), and (iii) in the event that the Implied Exchange Ratio exceeds the Maximum Exchange Ratio, an amount of cash equal to (A) the Implied Exchange Ratio minus the Maximum Exchange Ratio multiplied by (B) the Average Parent Closing Price (the “Supplemental Cash Consideration” and, together with the Cash Consideration and the Exchange Ratio, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be received by holders of shares of Company Common Stock, other than Parent or any affiliate of Parent, (the “Holders”) pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company and Parent, respectively. We have also reviewed certain forward-looking information relating to the Company approved for our use by the management of the Company, including financial projections and operating data of the Company (the “Extrapolated Street Case”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company and Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company. We also reviewed the historical market prices and trading activity for Company Common Stock and Parent Common Stock and compared the financial performance of the Company and Parent and the prices and trading activity of Company Common Stock and Parent Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or

B-1

discussed with, us by the Company and/or Parent. With respect to the Extrapolated Street Case, we have been advised by the management of the Company, and we have assumed, that, although the Company’s actual financial performance and results have caused the Company’s Board of Directors and management to be of the view that the future financial performance of the Company would not be expected to exceed the Extrapolated Street Case, the Company’s Board of Directors believes that the Extrapolated Street Case is a reasonable basis on which to arrive at our opinion and has instructed us to use and rely upon such projections for purposes of this opinion. We have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessments of the management of the Company and Parent as to the existing and future technology and products of the Company and Parent and the risks associated with such technology and products.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction, received a fee upon rendering of an opinion in connection with the Dialog Merger Agreement (as defined in the Agreement) and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Merger is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst and its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates other than Qatalyst acting as financial advisor to the Company in connection with its acquisition of Newport Media, Inc.; however Qatalyst and its affiliates may in the future may provide investment banking and other financial services to the Company and Parent and their respective affiliates for which they would expect to receive compensation.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation to any Holder as to how to vote with respect to the Merger or any other matter and does not in any manner address the prices at which Company Common Stock or Parent Common Stock will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the Holders pursuant to the Merger Agreement, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to such consideration.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

QATALYST PARTNERS LP

B-2

Annex C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within ten days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within ten days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within ten days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within ten days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising by reason of the fact that the person was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation or other enterprise (including liabilities arising under the Exchange Act). Article VI of the Microchip Bylaws provides for mandatory indemnification of its directors and executive officers, to the maximum extent permitted by the DGCL. Article VI of the Microchip Bylaws also provides for permissive indemnification of Microchip’s employees and agents to the extent, and in the manner, permitted by the DGCL. Microchip has entered into indemnification agreements with its directors and selected officers, a form of which was filed on February 5, 1993 as Exhibit 10.1 to Registration Statement No. 33-57960. The indemnification agreements provide Microchip’s directors and selected officers with further indemnification to the maximum extent permitted by the DGCL. Microchip’s directors and officers are insured under policies of insurance maintained by Microchip, subject to the limits of the policies, against any claims made against them by reason of being or having been such directors or officers.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of January 19, 2016, by and among Microchip Technology Incorporated, Hero Acquisition Corporation, and Atmel Corporation (included as Annex A to the proxy statement/prospectus filed as part of this Registration Statement).

3.1	Restated Certificate of Incorporation of Microchip Technology Incorporated (included as Exhibit 3.1 to Form 10-Q filed on November 12, 2002).

3.2	Amended and Restated Bylaws of Incorporation of Microchip Technology Incorporated, as amended through August 25, 2014 (included as Exhibit 3.1 to Form 8-K filed on August 27, 2014).

4.1	Indenture, dated as of December 7, 2007, by and between Wells Fargo Bank, National Association, as Trustee, and Microchip Technology Incorporated (included as Exhibit 4.1 to Form 8-K filed on December 7, 2007).

4.2	Indenture, dated as of February 11, 2015, between Microchip Technology Incorporated and Wells Fargo Bank, N.A. (included as Exhibit 4.1 to Form 8-K filed on February 11, 2015).

4.3	Registration Rights Agreement, dated as of December 7, 2007, by and between J.P. Morgan Securities Inc. and Microchip Technology Incorporated (included as Exhibit 4.2 to Form 8-K filed on December 7, 2007).

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, PC regarding the legality of the securities being issued.*

23.1	Consent of Ernst & Young LLP (related to its reports relating to Microchip’s consolidated financial statements and internal control over financial reporting).

23.2	Consent of KPMG LLP (related to its reports relating to Atmel’s consolidated financial statements and internal control over financial reporting).

23.3	Consent of Wilson Sonsini Goodrich & Rosati, PC (included in Exhibit 5.1).

24.1	Power of Attorney (included in Part II to this Registration Statement).

99.1	Consent of Qatalyst Partners LP.

99.2	Form of Proxy of Atmel.

99.3	Letter of Transmittal.

*	To be filed by amendment.

Item 22.	Undertakings

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chandler, State of Arizona, on February 11, 2016.

MICROCHIP TECHNOLOGY INCORPORATED

By:	/s/ Steve Sanghi
Name:	Steve Sanghi
Title	President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steve Sanghi and J. Eric Bjornholt, and each of them, as attorneys-in-fact, each with the power of substitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steve Sanghi Steve Sanghi	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 11, 2016

/s/ J. Eric Bjornholt J. Eric Bjornholt	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 11, 2016

/s/ Matthew W. Chapman Matthew W. Chapman	Director	February 11, 2016

/s/ L.B. Day L.B. Day	Director	February 11, 2016

/s/ Esther Johnson Esther Johnson	Director	February 11, 2016

/s/ Wade F. Meyercord Wade F. Meyercord	Director	February 11, 2016

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of January 19, 2016, by and among Microchip Technology Incorporated, Hero Acquisition Corporation, and Atmel Corporation (included as Annex A to the proxy statement/prospectus filed as part of this Registration Statement).

3.1	Restated Certificate of Incorporation of Microchip Technology Incorporated (included as Exhibit 3.1 to Form 10-Q filed on November 12, 2002).

3.2	Amended and Restated Bylaws of Incorporation of Microchip Technology Incorporated, as amended through August 25, 2014 (included as Exhibit 3.1 to Form 8-K filed on August 27, 2014).

4.1	Indenture, dated as of December 7, 2007, by and between Wells Fargo Bank, National Association, as Trustee, and Microchip Technology Incorporated (included as Exhibit 4.1 to Form 8-K filed on December 7, 2007).

4.2	Indenture, dated as of February 11, 2015, between Microchip Technology Incorporated and Wells Fargo Bank, N.A. (included as Exhibit 4.1 to Form 8-K filed on February 11, 2015).

4.3	Registration Rights Agreement, dated as of December 7, 2007, by and between J.P. Morgan Securities Inc. and Microchip Technology Incorporated (included as Exhibit 4.2 to Form 8-K filed on December 7, 2007).

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, PC regarding the legality of the securities being issued.*

23.1	Consent of Ernst & Young LLP (related to its reports relating to Microchip’s consolidated financial statements and internal control over financial reporting).

23.2	Consent of KPMG LLP (related to its reports relating to Atmel’s consolidated financial statements and internal control over financial reporting).

23.3	Consent of Wilson Sonsini Goodrich & Rosati, PC (included in Exhibit 5.1).

24.1	Power of Attorney (included in Part II to this Registration Statement).

99.1	Consent of Qatalyst Partners LP.

99.2	Form of Proxy of Atmel.

99.3	Letter of Transmittal.

*	To be filed by amendment.